Form 10-K, Exhibit 13
period 1996-12-31
CAPITAL ONE FINANCIAL CORP
filed 1997-03-27
CIK 927628

                                                                      EXHIBIT 13



SELECTED FINANCIAL AND OPERATING DATA

                                                                                Year Ended December 31
                                     ----------------------------------------------------------------------------------------------
                                                                                                                          Five-Year
                                                                                                                           Compound
(dollars in thousands,                                                                                                      Growth
except per share data)                    1996          1995         1994(1)        1993(1)        1992(1)      1991(1)      Rate
-------------------------------------------------  ------------    -----------   ------------  -------------  ----------- ---------
INCOME STATEMENT DATA:
Interest income                      $   660,483   $   457,409    $   258,672    $   259,857   $    120,630   $  111,195    42.81%
Interest expense                         294,999       249,396         93,695         67,994         29,888       41,797    47.82
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
Net interest income                      365,484       208,013        164,977        191,863         90,742       69,398    39.41
Provision for loan losses                167,246        65,895         30,727         34,030         55,012       40,891    32.54
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
Net interest income after
  provision for loan losses              198,238       142,118        134,250        157,833         35,730       28,507    47.38
Non-interest income                      763,424       553,043        396,902        194,825        121,642      111,017    47.05
Non-interest expense(2)                  713,182       497,430        384,325        181,804        108,508       86,042    52.65
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
Income before income taxes               248,480       197,731        146,827        170,854         48,864       53,482    35.96
Income taxes                              93,213        71,220         51,564         60,369         16,614       18,184    38.66
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
Net income                           $   155,267   $   126,511    $    95,263    $   110,485   $     32,250   $   35,298    34.48%
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
Dividend payout ratio                      13.24%        12.55%

PER COMMON SHARE:
Net income(3)                        $      2.30   $      1.90    $      1.44    $      1.67   $        .49   $      .53
Dividends                                    .32           .24
Book value at year-end                     11.16          9.05           7.18
Average common and common
  equivalent shares outstanding(3)    67,587,712    66,592,750     66,067,250
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
SELECTED AVERAGE
  BALANCES:
Consumer loans                       $ 3,651,908   $ 2,940,208    $ 2,286,684    $ 2,213,378   $    772,742   $  673,487    40.23%
Allowance for loan losses                (83,573)      (69,939)       (66,434)       (59,754)       (43,767)     (23,154)   29.27
Securities                             1,147,079       949,923         62,626
Total assets                           5,568,960     4,436,055      2,629,920      2,289,043        827,093      731,881    50.06
Deposits                               1,046,122       769,688         36,248
Other borrowings                       3,623,104     2,952,162      2,287,474      2,148,155        762,762      675,732    39.91
Stockholders'/Division equity(4)         676,759       543,364        239,616        113,815         51,454       46,807    70.62
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
SELECTED YEAR-END
  BALANCES:
Consumer loans                       $ 4,343,902   $ 2,921,679    $ 2,228,455    $ 1,862,744   $  1,304,560   $  767,448
Allowance for loan losses               (118,500)      (72,000)       (68,516)       (63,516)       (55,993)     (31,541)
Securities                             1,358,103     1,233,796        412,070
Total assets                           6,467,445     4,759,321      3,091,980      1,991,207      1,351,802      837,240
Deposits                                 943,022       696,037        452,201
Other borrowings                       4,525,216     3,301,672      2,062,688      1,791,464      1,266,507      778,082
Stockholders'/Division equity(4)         740,391       599,191        474,557        168,879         69,294       51,586
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
MANAGED CONSUMER
  LOAN DATA:
Average reported loans               $ 3,651,908   $ 2,940,208    $ 2,286,684    $ 2,213,378   $    772,742   $  673,487    40.23%
Average securitized loans              7,616,553     6,149,070      3,910,739      1,052,187        680,000      638,531    64.18
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
Average total managed loans           11,268,461     9,089,278      6,197,423      3,265,565      1,452,742    1,312,018    53.74
Consumer loan interest income          1,662,990     1,192,100        733,659        432,521        249,082      227,165    48.91
Year-end total managed loans          12,803,969    10,445,480      7,378,455      4,832,400      1,984,560    1,447,448    54.65
Year-end total accounts (000's)            8,586         6,149          5,049          3,118          1,672        1,261    46.76
Yield                                      14.76%        13.12%         11.84%         13.24%         17.15%       17.31%
Net interest margin                         8.16          6.28           6.90           9.55          12.63        10.70
Delinquency rate (30+ days)                 6.29          4.20           2.95           2.39           5.30         8.18
Net charge-off rate(5)                      4.24          2.25           1.48           2.09           5.18         5.61
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------
OPERATING RATIOS:
Return on average assets                    2.79%         2.85%          3.62%          4.83%          3.90%        4.82%
Return on average equity                   22.94         23.28          39.76          97.07          62.68        75.41
Common equity to assets (average)          12.15         12.25           9.11           4.97           6.22         6.40
Allowance for loan losses to loans
  as of year-end(6)                         2.73          2.85           3.07           3.41           4.29         4.11
                                     ------------  ------------   ------------   ------------  -------------  -----------  -------

(1) The Company's results prior to November 22, 1994, reflect operations as a division of Signet Bank.
(2) Non-interest expense includes a $49.0 million ($31.9 million after-tax) nonrecurring charge for computer services contract termination expense in 1994.
(3) Assumes 66,067,250 shares outstanding prior to November 22, 1994.
(4) Division equity reflects an allocation of capital to Capital One Bank as a division for purposes of preparation of the financial statements of the Company.
    Such allocation is not subject to regulatory minimums.
(5) Net charge-offs reflect actual principal amounts charged off less recoveries.
(6) Excludes consumer loans held for securitization.





                                                                Capital One   17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

Capital One Financial Corporation (the "Corporation") is a holding company whose subsidiaries provide a variety of products and services to consumers. The principal subsidiaries are Capital One Bank (the "Bank") which offers credit card products and Capital One, F.S.B. (the "Savings Bank") which provides certain consumer lending and deposit services. The Corporation and its subsidiaries are collectively referred to as the "Company." The Company is one of the oldest continually operating bank card issuers in the United States, having commenced operations in 1953, the same year as the formation of what is now MasterCard International. As of December 31, 1996, the Company had approximately 8.6 million customers and $12.8 billion in managed loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the United States.

         Prior to November 1994, the Company operated as the credit card division of Signet Bank, a wholly owned subsidiary of Signet Banking Corporation ("Signet"). On November 22, 1994, Signet Bank contributed designated assets and liabilities of its credit card division and approximately $358 million of equity capital into the Bank (the "Separation").

         The historic financial statements for the Company for the periods prior to November 22, 1994 have been prepared based upon the transfer of assets and assumption of liabilities contemplated by an agreement entered into among the Corporation, Signet and Signet Bank at the time of the Separation (the "Separation Agreement"). Prior to the Separation, the operations of the Company were conducted as a division within Signet Bank, to which Signet and its various subsidiaries had provided significant financial and operational support. As of December 31, 1996, substantially all services previously performed by Signet were performed by the Company.

         The Company's profitability is affected by the net interest margin and non-interest income earned on earning assets, consumer usage patterns, credit quality, the level of solicitation (marketing) expenses and operating efficiency. The Company's revenues consist primarily of interest income on consumer loans and securities, and non-interest income consisting of servicing income and fees, which include annual membership, interchange, cash advance, overlimit, past-due and other fee income. The Company's primary expenses are the costs of funding assets, credit losses, operating expenses (including salaries and associate benefits), solicitation (marketing) expenses, processing expenses and income taxes.

         Significant marketing expenses (e.g., advertising, printing, credit bureau costs and postage) to implement the Company's new product strategies are incurred and expensed prior to the acquisition of new accounts while the resulting revenues are recognized over the life of the acquired accounts. Revenues recognized are a function of the response rate of the initial marketing program, usage and attrition patterns, credit quality of accounts, product pricing and effectiveness of account management programs.

         Certain pro forma information discussed within this annual report present the Company as if it had been an independently funded and operated stand-alone organization for the full year in 1994. Pro forma income includes, for the period prior to the Separation, interest income earned on a hypothetical portfolio of high-quality liquid securities that the Company would have purchased in order to provide adequate liquidity and to meet its ongoing cash needs, interest expense as if the Company were separately funded and certain operating costs as a public stand-alone entity rather than as a division of a larger organization. These operating expenses include the expenses associated with the ownership of additional buildings transferred upon consummation of the Separation and other additional administrative expenses.

EARNINGS SUMMARY

The following discussion provides a summary of 1996 results compared to 1995 results and 1995 results compared to the 1994 historic results of the Company which, prior to November 22, 1994, are as a division of Signet. Each component is discussed in further detail in subsequent sections of this analysis.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995

Net income of $155.3 million for the year ended December 31, 1996 increased $28.8 million, or 23%, over net income of $126.5 million in 1995. The increase in net income is primarily a result of an increase in both asset volumes and rates. Net interest income increased $157.5 million, or 76%, as average earning assets increased 23% and the net interest margin increased to 7.62% from 5.35%. The provision for loan losses increased $101.4 million, or 154%, as average reported consumer loans increased 24% and the reported net charge-off rate increased to 3.63% in 1996 from 2.03% in 1995 as the average age of the accounts increased (generally referred to as "seasoning"). Non-interest income increased $210.4 million, or 38%, primarily due to the increase in average managed consumer loans and a shift to more fee intensive products. Increases in solicitation





18   Capital One
costs of $59.8 million, or 41%, and other non-interest expenses of $155.9 million, or 44%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to build infrastructure and manage the growth in accounts. Average managed consumer loans grew 24% for the year ended December 31, 1996, to $11.3 billion from $9.1 billion for the year ended December 31, 1995, and average managed accounts grew 30% for the same period to 7.5 million from 5.7 million as a result of the continued success of the Company's solicitation and account management strategies.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO
YEAR ENDED DECEMBER 31, 1994

Net income for the year ended December 31, 1995 of $126.5 million increased $31.2 million, or 33%, over net income of $95.3 million in 1994. The increase in net income was partially attributable to the $31.9 million (after-tax) nonrecurring charge for 1994 settlement costs to terminate a long-term data processing services contract.

         Other factors affecting net income include the increase in net interest income of $43.0 million, or 26%, the result of a 66% increase in average earning assets, offset by a decrease in the net interest margin to 5.35% from 7.02%. The decrease in net interest margin reflected overall increases in average short-term market interest rates plus the absence of a stand-alone hedging program prior to the Separation. The provision for loan losses increased $35.2 million, or 114%, as average reported consumer loans increased 37% and the reported net charge-off rate increased to 2.03% in 1995 from 1.13% in 1994 as the accounts seasoned. Non-interest income increased $156.1 million, or 39%, primarily due to the increase in average managed loans, including those securitized. Increases in solicitation costs of $45.9 million, or 46%, and other non-interest expenses (excluding the contract termination expense of $49.0 million) of $116.2 million, or 50%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in accounts. Average managed loans grew to $9.1 billion, or 47%, from $6.2 billion as a result of the success of the Company's solicitation and account management strategies.

MANAGED CONSUMER LOAN PORTFOLIO

The Company analyzes its financial performance on a managed consumer loan portfolio basis. Managed consumer loan data adjusts the balance sheet and income statement to add back the effect of securitizing consumer loans. The Company also evaluates its interest rate exposure on a managed portfolio basis.

         The Company's managed consumer loan portfolio is comprised of on-balance sheet loans, loans held for securitization and securitized loans. Securitized loans are not assets of the Company and, therefore, are not shown on the balance sheet. Reported consumer loans consist of on-balance sheet loans and loans held for securitization and excludes securitized loans. Table 1 summarizes the Company's managed consumer loan portfolio.


TABLE 1  MANAGED CONSUMER LOAN PORTFOLIO

                                                                          Year Ended December 31
                                                ------------------------------------------------------------------------
(in thousands)                                       1996           1995           1994           1993           1992
-------------------------------------------------------------   ------------    ----------     -----------    ----------
YEAR-END BALANCES:

Consumer loans held for securitization                          $   400,000
On-balance sheet consumer loans                  $ 4,343,902      2,521,679     $2,228,455     $1,862,744     $1,304,560
Securitized consumer loans                         8,460,067      7,523,801      5,150,000      2,969,656        680,000
                                                 -----------    -----------     ----------     ----------     ----------
Total managed consumer loan portfolio            $12,803,969    $10,445,480     $7,378,455     $4,832,400     $1,984,560
                                                 -----------    -----------     ----------     ----------     ----------

AVERAGE BALANCES:
Consumer loans held for securitization           $   699,044    $   402,602     $  432,581     $  393,835
On-balance sheet consumer loans                    2,952,864      2,537,606      1,854,103      1,819,543     $  772,742
Securitized consumer loans                         7,616,553      6,149,070      3,910,739      1,052,187        680,000
                                                 -----------    -----------     ----------     ----------     ----------
Total average managed consumer loan portfolio    $11,268,461    $ 9,089,278     $6,197,423     $3,265,565     $1,452,742
                                                 -----------    -----------     ----------     ----------     ----------





                                                                Capital One   19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


         The Company's reported consumer loan portfolio as of December 31, 1996 consisted of 64% fixed and 36% variable interest rate loans. As of December 31, 1996, the managed consumer loan portfolio consisted of 57% fixed and 43% variable interest rate loans.

         Since 1990, the Company has actively engaged in credit card loan securitization transactions which are treated as sales under generally accepted accounting principles. For securitized loans, amounts that would previously have been reported as interest income, interest expense, service charges and provision for loan losses are instead included in non-interest income as servicing income. Because credit losses are absorbed against servicing income over the life of these transactions, such income may vary depending upon the credit performance of the securitized loans. However, exposure to credit losses on the securitized loans is contractually limited to these cash flows.

         In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes the accounting for certain financial asset transfers including securitization transactions. SFAS 125 requires an entity, after a transfer of financial assets that meets the criteria for sale accounting, to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets for which control has been surrendered. The provisions of SFAS 125 are effective January 1, 1997. Based on the anticipated performance of securitization transactions the Company has undertaken, the Company does not believe the adoption of the new standard will have a material impact on the Company's financial statements. The Company will continuously assess the performance of new and existing securitization transactions as assumptions of cash flows change.

         A securitization generally involves the transfer by the Company of the receivables generated by a pool of credit card accounts to an entity created for the securitization, generally a trust. Certificates issued ($8.5 billion outstanding as of December 31, 1996) by the trust represent undivided ownership interests in those receivables transferred into the trust. The credit quality of the receivables is supported by credit enhancement, which may be in various forms including a letter of credit, a cash collateral guaranty or account, or a subordinated interest in the receivables in the pool. The securitization results in the removal of the receivables from the Company's balance sheet for financial and regulatory accounting purposes.

         The receivables transferred to a securitization pool include those outstanding in the selected accounts at the time the trust is formed and those arising under the accounts from time to time until termination of the trust. The Company also transfers to the trust the cash collected in payment of principal, interest and fees such as annual, cash advance, overlimit, past-due and other fees received and the Company's interest in any collateral.

         Certificates representing participation interests in the pool are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale. The amount of receivables transferred to the trust exceeds the initial principal amount of the certificates issued by the trust to investors. The Company retains an interest in the trust equal to the amount of the receivables in excess of the principal balance of the certificates. The Company's interest in the trust varies as the amount of the excess receivables in the trust fluctuates as the accountholders make principal payments and incur new charges on the selected accounts.

         The Company acts as a servicing agent and receives loan servicing fees generally equal to 1.5% to 2.0% per annum of the securitized receivables. As a servicing agent, the Company continues to provide customer service, to collect past-due accounts and to provide all other services typically performed for its customers. Accordingly, its relationship with its customers is not affected by the securitization.

         The certificateholders are entitled to receive periodic interest payments at a fixed rate or a floating rate. In general, the Company's floating rate issuances are based on the London Interbank Offered Rate ("LIBOR"). Amounts collected in excess of that needed to pay the rate of interest are used to pay the credit enhancement fee and servicing fee and are available to absorb the investors' share of credit losses.

         Certificateholders in the Company's securitization program are generally entitled to receive principal payments either through monthly payments during an amortization period or in one lump sum after an accumulation period. Amortization may begin sooner in certain circumstances, including if the annualized portfolio yield (consisting, generally, of interest, annual fees and other credit card fees) for a three-month period drops below the sum of the certificate rate payable to investors, loan servicing fees and net credit losses during the period or certain other events occur.

         Prior to the commencement of the amortization or accumulation period, all principal payments received on the trust receivables are reinvested in new receivables of the selected accounts for the benefit of the trust. During the amortization period, the investors' share of principal payments are paid to the certificateholders until they are paid in full. During the





20   Capital One
accumulation period, the investors' share of principal payments are paid into a principal funding account designed to accumulate amounts so that the certificates can be paid in full on the expected final payment date. The trust continues in existence until all amounts required to be paid to certificateholders of all series are repaid, at which time any remaining receivables and funds held in the trust will be reassigned to the Company.

         Table 2 indicates the impact of the credit card securitizations on the income statement, average assets, return on assets, yield and net interest margin for the periods presented. The Company intends to continue to securitize consumer loans.

TABLE 2  IMPACT OF CREDIT CARD SECURITIZATIONS

                                                                    Year Ended December 31
                                                      --------------------------------------------------
(dollars in thousands)                                    1996               1995               1994
------------------------------------------------------------------       ------------        -----------
STATEMENTS OF INCOME (AS REPORTED):

Net interest income                                   $   365,484        $   208,013         $  164,977
Provision for loan losses                                 167,246             65,895             30,727
Non-interest income                                       763,424            553,043            396,902
Non-interest expense                                      713,182            497,430            384,325
                                                      ------------       ------------        -----------
Income before income taxes                            $   248,480        $   197,731         $  146,827
                                                      ------------       ------------        -----------

ADJUSTMENTS FOR SECURITIZATIONS:

Net interest income                                   $   648,073        $   421,983         $  267,201
Provision for loan losses                                 345,141            145,209             65,921
Non-interest income                                      (302,932)          (276,774)          (201,280)
Non-interest expense
                                                      ------------       ------------        -----------
Income before income taxes                            $         -        $         -         $        -
                                                      ------------       ------------        -----------

MANAGED STATEMENTS OF INCOME (AS ADJUSTED):

Net interest income                                   $ 1,013,557        $   629,996         $  432,178
Provision for loan losses                                 512,387            211,104             96,648
Non-interest income                                       460,492            276,269            195,622
Non-interest expense                                      713,182            497,430            384,325
                                                      ------------       ------------        -----------
Income before income taxes                            $   248,480        $   197,731         $  146,827
                                                      ------------       ------------        -----------

OPERATING DATA AND RATIOS:

Reported:
  Average earning assets                              $ 4,798,987        $ 3,890,131         $2,349,310
  Return on average assets                                   2.79%              2.85%              3.62%
  Net interest margin(1)                                     7.62               5.35               7.02
Managed:
  Average earning assets                              $12,415,540        $10,039,201         $6,260,049
  Return on average assets                                   1.18%              1.20%              1.46%
  Net interest margin(1)                                     8.16               6.28               6.90
Yield on managed portfolio                                  14.76              13.12              11.84
                                                      ------------       ------------        -----------

(1) Net interest margin is equal to net interest income divided by average earning assets.

RISK ADJUSTED REVENUE AND MARGIN

In originating its consumer loan portfolio in recent years, the Company had pursued a low introductory interest rate strategy with accounts repricing to higher rates after six to sixteen months from the date of origination ("first generation products"). The amount of repricing is actively managed in an effort to maximize return at the customer level, reflecting the risk and expected performance of the account. Accounts also may be repriced upwards or downwards based on individual customer performance. Many of the Company's first generation products had a balance transfer feature under which customers could transfer balances held in their other credit card accounts to the Company. The Company's historic managed loan growth





                                                                Capital One   21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

has been principally the result of this balance transfer feature. Industry competitors have continuously solicited the Company's customers with similar low-rate introductory strategies. Management believes that these competitive pressures have and will continue to put additional pressure on low-rate introductory strategies.

         In applying its Information-Based Strategies ("IBS") and in response to competitive pressures during late 1994, the Company began to shift a significant amount of its solicitation expense to second generation product opportunities. Second generation products consist of secured card products and other customized card products including affinity and co-branded cards, college student cards and other cards targeted to certain markets that were underserved by the Company's competitors. These products do not have the immediate impact on managed loan balances of the first generation products but typically consist of lower credit limit accounts which build balances over time. The terms of the second generation products tend to include annual membership fees and higher annual finance charge rates. The higher risk profile of the customers targeted for the second generation products and the lower credit limit associated with these products also tend to result in higher delinquency and net charge-off rates and consequently higher past-due and overlimit fees than the first generation products.

         Although these second generation products have differing characteristics, both the first generation and second generation products meet the Company's objective of maximizing revenue for the level of risk undertaken. Management believes that comparable measures for external analysis are the risk adjusted revenue and risk adjusted margin of the portfolio. Risk adjusted revenue is defined as net interest income and non-interest income less net charge-offs. Risk adjusted margin measures risk adjusted revenue as a percent of managed earning assets. It considers not only the finance charge yield and net interest margin, the primary focus of the first generation products, but also the fee income associated with the second generation products. By deducting net charge-offs, consideration is given to the risk inherent in these differing products.

MANAGED RISK ADJUSTED REVENUE*
(in million)


'94**    $502
'95      $701
'96      $996

  *Net interest income plus non-interest
   income less net charge-offs.

** Pro forma.

MANAGED RISK ADJUSTED MARGIN*


'94**    7.29%
'95      6.99%
'96      8.02%

 *Net interest income plus non-interest
  income less net charge-offs divided by
  average earning assets.

**Pro forma.


         Risk adjusted revenue of $996.3 million for the year ended December 31, 1996 increased $294.9 million, or 42%, over risk adjusted revenue of $701.4 million in 1995. This increase resulted from an increase in managed net interest income of $383.6 million to $1.0 billion and an increase in managed non-interest income of $184.2 million to $460.5 million, offset by an increase in managed net charge-offs of $272.9 million to $477.7 million in 1996 as compared to 1995. Risk adjusted margin increased to 8.02% for the year ended December 31, 1996 from 6.99% in 1995. This increase resulted from an increase in managed net interest margin to 8.16% in 1996 from 6.28% in 1995, an increase in managed non-interest income as a percent of managed earning assets to 3.71% in 1996 from 2.75% in 1995 offset by an increase in managed net charge-offs as a percentage of managed earning assets to 3.85% in 1996 from 2.04% in 1995. The cause of increases and decreases in the various components of risk adjusted revenue are discussed in further detail in subsequent sections of this analysis.

         Risk adjusted revenue of $701.4 million for the year ended December 31, 1995 increased $199.8 million, or 39.8%, over pro forma risk adjusted revenue of $501.6 million in 1994. This increase resulted from an increase in managed net interest income of $234.8 million to $630.0 million and an increase in managed non-interest income of $78.2 million to $276.3 million, offset by an increase in managed net charge-offs of $113.2 million to $204.8 million





22   Capital One
in 1995 as compared to 1994. Risk adjusted margin decreased to 6.99% for the year ended December 31, 1995 from pro forma risk adjusted margin of 7.29% in 1994. This decrease resulted from an increase in managed net interest margin to 6.28% in 1995 from pro forma managed net interest margin of 5.74% in 1994, a decrease in managed non-interest income as a percent of managed earning assets to 2.75% in 1995 from pro forma of 2.88% in 1994 offset by an increase in managed net charge-offs as a percentage of managed earning assets to 2.04% in 1995 from pro forma of 1.33% in 1994. The cause of increases and decreases in the various components of risk adjusted revenue are discussed in further detail in subsequent sections of this analysis.

NET INTEREST INCOME

Net interest income is interest and past-due fees earned from the Company's consumer loans and securities less interest expense on borrowings, which include interest-bearing deposits, short-term borrowings and borrowings from senior and deposit notes. Prior to the Separation, interest expense represented amounts allocated to the Company by Signet to fund consumer loans and other assets. The interest expense paid on the allocated borrowings by the Company was based on average historic rates paid by Signet. See "Funding" for a detailed description of the funding allocations.

         Net interest income for the year ended December 31, 1996 was $365.5 million compared to $208.0 million for 1995, representing an increase of $157.5 million, or 76%. Net interest income increased as a result of growth in earning assets and an increase in the net interest margin. Average earning assets increased 23% for the year ended December 31, 1996 to $4.8 billion from $3.9 billion for the year ended December 31, 1995. The reported net interest margin increased to 7.62% in 1996 from 5.35% in 1995 primarily attributable to a 269 basis point increase in the yield on consumer loans and a 38 basis point decrease in the cost of funds. The yield on consumer loans increased to 16.21% for the year ended December 31, 1996 from 13.52% for the year ended December 31, 1995. The yield increase was impacted by the repricing of introductory rate loans to higher rates in accordance with their respective terms, changes in product mix to higher yielding, second generation products and the increase in the amount of past-due fees from both a change in terms and an increase in the delinquency rate. The average rates paid on borrowed funds decreased to 6.32% for the year ended December 31, 1996 from 6.70% in 1995 primarily reflecting decreases in short-term market rates from year to year.

         The managed net interest margin for the year ended December 31, 1996 increased to 8.16% from 6.28% for the year ended December 31, 1995. This increase was primarily the result of a 164 basis point increase in consumer loan yield for the year ended December 31, 1996 and a reduction of 46 basis points in borrowing costs for the same period, as compared to 1995. The increase in consumer loan yield to 14.76% for the year ended December 31, 1996 from 13.12% in 1995 principally reflected the 1996 repricing of introductory rate loans, changes in product mix and the increase in past-due fees charged on delinquent accounts as noted above. Additionally, the decrease in average rates paid on managed interest-bearing liabilities to 5.84% for the year ended December 31, 1996 versus 6.30% for the year ended December 31, 1995, reflected decreases in short-term market rates from year to year.

MANAGED NET INTEREST MARGIN

'94*     5.74%
'95      6.28%
'96      8.16%

*Pro forma.

         Net interest income for the year ended December 31, 1995 increased $43.0 million, or 26%, to $208.0 million from $165.0 million in 1994. This increase was the result of a 66% increase in the average balance of, and a 75 basis point increase in yield on, earning assets offset by significant increases in the cost of funds. Net interest margin decreased 167 basis points to 5.35% in 1995 from 7.02% in 1994 as the yield increase on earning assets to 11.76% from 11.01% was more than offset by a cost of funds increase of 267 basis points to 6.70% from 4.03%.

         The average yield on consumer loans increased 236 basis points to 13.52% in 1995 from 11.16% in 1994. This increase primarily reflected the repricing of introductory rate consumer loans to higher rates in accordance with their terms and the repricing of variable rate consumer loans to higher rates based on the increase in average short-term market interest rates. The net interest margin





                                                                Capital One   23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


was also impacted by an increased percentage of lower yielding securities (24% of average earning assets in 1995 versus 3% in 1994). The increase in the cost of funds reflected the increase in average short-term market interest rates and incrementally higher market cost of funds paid by the Company on a stand-alone basis after the Separation versus the amounts allocated by Signet in 1994.

         Table 3 provides average balance sheet data, an analysis of net interest income, net interest spread (the difference between the yield on earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 1996, 1995 and 1994, respectively.

TABLE 3  STATEMENT OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

                                                                           Year Ended December 31
                                      ----------------------------------------------------------------------------------------------
                                                    1996                           1995                             1994
                                      ----------------------------  --------------------------------  ------------------------------
                                         AVERAGE   INCOME/  YIELD/     Average    Income/    Yield/      Average   Income/   Yield/
(dollars in thousands)                   BALANCE   EXPENSE   RATE      Balance    Expense     Rate       Balance   Expense    Rate
------------------------------------------------------------------  --------------------------------  ------------------------------
ASSETS:

Earning assets
  Consumer loans(1)                   $3,651,908  $592,088  16.21%   $2,940,208  $397,654    13.52%   $2,286,684  $255,115   11.16%
  Federal funds sold                     394,939    21,293   5.39       453,797    26,832     5.91        49,709     2,483    5.00
  Other securities                       752,140    47,102   6.26       496,126    32,923     6.64        12,917     1,074    8.31
                                      ----------  --------  ------   ----------  --------    ------   ----------  --------   ------
Total earning assets                   4,798,987  $660,483  13.76%    3,890,131  $457,409    11.76%    2,349,310  $258,672   11.01%
                                      ----------  --------  ------   ----------  --------    ------   ----------  --------   ------
Cash and due from banks                   40,698                          9,309                            8,331
Allowance for loan losses                (83,573)                       (69,939)                         (66,434)
Premises and equipment, net              156,441                        123,472                           53,039
Other assets                             656,407                        483,082                          285,674
                                      ----------                     ----------                       ----------
Total assets                          $5,568,960                     $4,436,055                       $2,629,920
                                      ----------                     ----------                       ----------

LIABILITIES AND EQUITY:

Interest-bearing liabilities
  Deposits                            $1,046,122  $ 56,272   5.38%   $  769,688  $ 49,547     6.44%   $   36,248  $  2,364    6.52%
  Short-term borrowings                  454,899    28,509   6.27     1,028,075    66,214     6.44     2,286,779    91,278    3.99
  Senior and deposit notes             3,168,205   210,218   6.64     1,924,087   133,635     6.95           695        53    7.63
                                      ----------  --------  ------   ----------  --------    ------   ----------  --------   ------
Total interest-bearing liabilities     4,669,226  $294,999   6.32%    3,721,850  $249,396     6.70%    2,323,722  $ 93,695    4.03%
                                                  --------                       --------                         --------
Other liabilities                        222,975                        170,841                           66,582
                                      ----------                     ----------                       ----------
Total liabilities                      4,892,201                      3,892,691                        2,390,304
Equity                                   676,759                        543,364                          239,616
                                      ----------                     ----------                       ----------
Total liabilities and equity          $5,568,960                     $4,436,055                       $2,629,920
                                      ----------            ------   ----------              ------   ----------             ------
Net interest spread                                          7.44%                            5.06%                           6.98%
                                                            ------                           ------                          ------
Interest income to average
  earning assets                                            13.76%                           11.76%                          11.01%
Interest expense to average
  earning assets                                             6.14                             6.41                            3.99
                                                            ------                           ------                          ------
Net interest margin                                          7.62%                            5.35%                           7.02%
                                                            ------                           ------                          ------

(1) Interest income includes past-due fees on loans of approximately $94,393, $50,384 and $16,478 for the years ended December 31, 1996, 1995 and 1994, respectively.

INTEREST VARIANCE ANALYSIS

Net interest income is affected by changes in the average interest rate earned on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of earning assets and interest-bearing liabilities. Table 4 sets forth the dollar amount of the increase (decrease) in interest income and interest expense resulting from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.





24   Capital One

TABLE 4  INTEREST VARIANCE ANALYSIS

                                                                       Year Ended December 31
                                    -----------------------------------------------------------------------------------------
                                               1996 VS. 1995                                     1995 vs. 1994
                                    ------------------------------------------   --------------------------------------------
                                      INCREASE         CHANGE DUE TO (1)           Increase              Change due to (1)
(in thousands)                       (DECREASE)      VOLUME           RATE        (Decrease)           Volume           Rate
-----------------------------------------------     ---------      ---------      -----------         ---------      ---------
INTEREST INCOME:

Consumer loans                        $194,434      $106,761       $ 87,673          $142,539         $ 81,791       $ 60,748
Federal funds sold                      (5,539)       (3,297)        (2,242)           24,349           23,811            538
Other securities                        14,179        16,127         (1,948)           31,849           32,109           (260)
                                      --------      --------       --------          --------         --------       --------
Total interest income                  203,074       117,398         85,676           198,737          180,092         18,645
                                      --------      --------       --------          --------         --------       --------

INTEREST EXPENSE:

Deposits                                 6,725        15,788         (9,063)           47,183           47,214            (31)
Short-term borrowings                  (37,705)      (35,967)        (1,738)          (25,064)         (64,819)        39,755
Senior and deposit notes                76,583        82,799         (6,216)          133,582          133,587             (5)
                                      --------      --------       --------          --------         --------       --------
Total interest expense                  45,603        60,520        (14,917)          155,701           74,141         81,560
                                      --------      --------       --------          --------         --------       --------
Net interest income(1)                $157,471      $ 55,920       $101,551          $ 43,036         $ 89,275       $(46,239)
                                      --------      --------       --------          --------         --------       --------

(1) The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the schedule. The totals for the volume and rate columns are not the sum of the individual lines.

SERVICING INCOME

Servicing income represents income from securitizations. This income reflects the excess of interest and fee income earned on securitized loans over loan losses and interest paid on investor certificates as well as other interest and fees earned and paid associated with credit enhancement (see "Managed Consumer Loan Portfolio").

         Servicing income increased $49.9 million, or 12%, to $459.8 million for the year ended December 31, 1996 from $409.9 million in 1995, primarily due to increases in net interest income on securitized credit card loans offset by increased charge-offs on such loans. Average securitized credit card loans increased 24% for the year ended December 31, 1996 compared to 1995. Net interest income on securitized loans increased $226.1 million, or 54%, to $648.1 million for the year ended December 31, 1996 from $422.0 million for the year ended December 31, 1995, primarily as a result of loan growth and an increase in the securitized portfolio's net interest margin to 8.51% in 1996 versus 6.86% in 1995. This increase in net interest margin was the result of an increase in yield on securitized loans of 114 basis points for the year ended December 31, 1996, which was a result of repricing introductory rate accounts, and decreased cost of funds on securitized loans of 51 basis points as short-term rates declined from the prior year. Charge-offs on securitized loans for the year ended December 31, 1996 increased $199.9 million, or 138%, compared to the prior year due to the increase in average of securitized loans, worsening consumer credit and seasoning of the portfolio.

         Servicing income increased $97.8 million, or 31%, to $409.9 million in 1995 from $312.1 million in 1994. Average securitized credit card loans increased 57% for the year ended December 31, 1995 as compared to the prior year. Net interest income on securitized loans increased $154.8 million, or 58%, to $422.0 million in 1995 from $267.2 million in 1994 primarily as a result of the 57% increase in average securitized loans. Net interest margin on these loans was principally flat at 6.86% in 1995 versus 6.83% in 1994. Charge-offs on these loans increased $79.3 million, or 120%, to $145.2 million in 1995 from $65.9 million in 1994 due to the increase in average loans, loan seasoning and the downturn in consumer credit.

OTHER NON-INTEREST INCOME

Other reported non-interest income increased to $303.6 million, or 112%, for the year ended December 31, 1996 compared to $143.1 million for the year ended December 31, 1995. The increase in other non-interest income was due to an increase in the average number of accounts of 30% for the year ended December 31, 1996 from 1995, an increase in charge volume, a shift to more fee intensive second generation products and changes in the timing and amount of overlimit fees charged.

         Other reported non-interest income increased to $143.1 million, or 69%, for the year ended December 31, 1995, compared to $84.8 million for the year ended December 31, 1994. The increase in other non-interest income was driven by increased service fees, which include annual membership, interchange, cash advance and overlimit fees. This increase is attributable to a rise in the number of accounts and charge volume, as well as a shift to second generation products that generate higher amounts of fee income.





                                                                Capital One   25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 1996 increased $215.8 million, or 43%, to $713.2 million from $497.4 million for the year ended December 31, 1995. Contributing to the increase in non-interest expense were solicitation expenses which increased $59.8 million, or 41%, to $206.6 million in 1996 from $146.8 million in 1995. Solicitation expense represents the cost to select, print and mail the Company's product offerings to potential and existing customers utilizing its information-based strategy and account management techniques. This increase also reflects the Company's expectation that it will continue to invest in second generation products, as well as other new products and services (see "Business Outlook" for further discussion). All other non-interest expenses increased $155.9 million, or 44%, to $506.6 million for the year ended December 31, 1996 from $350.6 million in 1995. The increase in other non-interest expense, including salaries and associate benefits, was primarily a result of an increase in the average number of accounts of 30% for the year ended December 31, 1996. Other factors impacting 1996 non-interest expense levels include a product mix shift to more service-intensive, second generation accounts, additional staff associated with building infrastructure, an increase in charge volume and an increase in certain costs associated with information systems enhancements.

         Non-interest expense for the year ended December 31, 1995 increased $113.1 million, or 29%, to $497.4 million from $384.3 million in the year ended December 31, 1994. The increase would have been higher without the $49.0 million expense in 1994 for settlement costs to terminate a long-term data processing services contract. Solicitation expense increased $45.9 million, or 46%, to $146.8 million in 1995 from $100.9 million in 1994.

         For all periods prior to the Separation, non-interest expense includes an allocation of expenses for data processing, accounting, audit, human resources, corporate secretary, treasury, legal and other administrative support provided by Signet. Management believes the allocation methods used were reasonable.

INCOME TAXES

The Company's effective income tax rate increased to 37.5% for the year ended December 31, 1996 as compared to 36% for 1995 and includes both state and federal income tax components. The increase in the effective tax rate is primarily the result of increased state tax expense as the Company expands its operations into multiple jurisdictions. For all periods prior to Feburary 28, 1995, the Company was included in Signet's consolidated tax return and income tax expense was determined on a separate return basis at the federal statutory rate of 35%.

ASSET QUALITY

The asset quality of a portfolio is generally a function of the initial underwriting criteria used, seasoning of the accounts, account management activities and geographic, demographic, or other forms of concentration, as well as general economic conditions.

         The average age of the accounts is also an important indicator of the delinquency and loss levels of the portfolio. Accounts tend to exhibit a rising trend of delinquency and credit losses as they season. As of December 31, 1996, 53% of managed accounts, representing 42% of the total managed loan balance, were less than 18 months old. Accordingly, it is likely that the Company's managed loan portfolio will experience increased levels of delinquency and loan losses as the average age of the Company's accounts increases.

         Another factor contributing to the expectation of a rising rate of delinquency and credit losses is a shift in the product mix. As discussed in "Risk Adjusted Revenue and Margin", certain second generation products have higher delinquency and charge-off rates. In the case of secured card loans, collateral, in the form of cash deposits, reduces any ultimate charge-offs. The costs associated with higher delinquency and charge-off rates are considered in the pricing of individual products.

MARKETING INVESTMENT
(in millions)

'94      $101
'95      $147
'96      $207

         During 1996, general economic conditions for consumer credit worsened as industry levels of charge-offs (including bankruptcies) and delinquencies both increased significantly. These trends have impacted the Company's 1996 results.





26   Capital One

DELINQUENCIES

Table 5 shows the Company's consumer loan delinquency trends for the periods presented as reported for financial statement purposes and on a managed basis. The entire balance of an account is contractually delinquent if the minimum payment is not received by the billing date. However, the Company generally continues to accrue interest until the loan is charged off. Delinquencies not only have the potential to impact earnings in the form of net charge-offs, they also are costly in terms of the personnel and other resources dedicated to resolving them.

         The 30-plus day delinquency rate for the reported consumer loan portfolio decreased to 6.08% as of December 31, 1996, from 6.29% as of December 31, 1995. The modest decrease in 1996 reported delinquency reflects the securitization of certain second generation receivables in 1996.

         The delinquency rate for the total managed consumer loan portfolio was 6.24% of related loans as of December 31, 1996, up from 4.20% as of December 31, 1995, while the dollar amount of delinquent managed consumer loans increased approximately $359.9 million. The managed portfolio's delinquency rate as of December 31, 1996 principally reflected the continued seasoning of accounts and consumer loan balances, the increased presence of second generation products and general economic trends in consumer credit performance.

MANAGED NET CHARGE-OFF AND 30+ DAY DELINQUENCY RATE

[CHART]

                          '94     '95      '96
Net Charge-off Rate       1.48%   2.25%    4.24%
Delinquency Rate          2.95%   4.20%    6.24%


TABLE 5  DELINQUENCIES(1)

                                                               December 31
                     -----------------------------------------------------------------------------------------------------------
                               1996                  1995                1994                   1993                  1992
                     --------------------   ------------------- --------------------   -------------------   -------------------
                                    % OF                 % of                 % of                   % of                  % of
                                   TOTAL                 Total                Total                 Total                 Total
(dollars in thousands)   LOANS     LOANS      Loans      Loans     Loans      Loans       Loans     Loans       Loans     Loans
--------------------------------  -------  -----------  ------- -----------  -------   ----------  -------   ----------  -------
REPORTED:

Loans outstanding    $ 4,343,902  100.00%  $ 2,921,679  100.00% $2,228,455   100.00%   $1,862,744  100.00%   $1,304,560  100.00%
Loans delinquent:
30-59 days                96,819    2.23        65,711    2.25      29,032     1.30        19,186    1.03        21,525    1.65
60-89 days                55,679    1.28        38,311    1.31      14,741      .66        10,618     .57        11,089     .85
90 or more days          111,791    2.57        79,694    2.73      24,445     1.10        18,255     .98        23,352    1.79
                     -----------  -------  -----------  ------- -----------  -------   ----------  -------   ----------  -------
Total                $   264,289    6.08%  $   183,716    6.29% $   68,218     3.06%   $   48,059    2.58%   $   55,966    4.29%
                     -----------  -------  -----------  ------- -----------  -------   ----------  -------   ----------  -------

MANAGED:

Loans outstanding    $12,803,969  100.00%  $10,445,480  100.00% $7,378,455   100.00%   $4,832,400  100.00%   $1,984,560  100.00%
Loans delinquent:
30-59 days               279,787    2.19       165,306    1.58      90,733     1.23        46,391     .96        40,088    2.02
60-89 days               162,668    1.27        92,665     .89      45,277      .61        25,128     .52        21,433    1.08
90 or more days          356,700    2.78       181,243    1.73      81,720     1.11        43,975     .91        43,661    2.20
                     -----------  -------  -----------  ------- -----------  -------   ----------  -------   ----------  -------
Total                $   799,155    6.24%  $   439,214    4.20% $  217,730     2.95%   $  115,494    2.39%   $  105,182    5.30%
                     -----------  -------  -----------  ------- -----------  -------   ----------  -------   ----------  -------

(1) Includes consumer loans held for securitization.





                                                                Capital One   27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

NET CHARGE-OFFS

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses) less current period recoveries. Consumer loans are typically charged off (net of any collateral) in the next billing cycle after becoming 180 days past-due, although earlier charge-offs may occur on accounts of bankrupt or deceased customers. Bankrupt customers' accounts are generally charged off within 30 days of notification. For the year ended December 31, 1996, net charge-offs of managed consumer loans increased 133% while average managed consumer loans grew 24% over the same period. The increase in net charge-offs was the result of continued seasoning of accounts and consumer loan balances, general economic trends in consumer credit performance and the impact of intense competition. During the year ended December 31, 1995, net charge-offs of managed loans increased 123% over the year ended December 31, 1994; however, the average managed loan portfolio increased 47% over the same period. Table 6 presents the Company's net charge-offs for the periods presented on a reported and managed basis.

         For the year ended December 31, 1996, the Company's net charge-offs as a percentage of average managed loans was 4.24%. Through the use of IBS, the credit quality of the Company's portfolio for the three years ended December 31, 1996 was better than industry averages. Extensive testing of credit experience with past and present cardholders has enabled the Company to continually refine its credit policies and develop an array of proprietary statistical models and approaches to the account generation, management and collection processes. The Company's policy is to optimize the profitability of each account within acceptable risk characteristics. The Company takes measures as necessary, including requiring collateral on certain accounts and other solicitation and account management techniques, to maintain the Company's credit quality standards and to manage the risk of loss on existing accounts.

         For the year ended December 31, 1995, the Company's net charge-offs as a percentage of managed consumer loans was 2.25%. Management believes this was the result of the significant growth in average balances (47%), the average age of accounts (51% of accounts, representing 50% of the total managed loan balance, were less than 18 months old), prudent solicitation and underwriting processes enhanced by the application of the information-based strategy.

TABLE 6  NET CHARGE-OFFS(1)

                                                                                        Year Ended December 31
                                                             --------------------------------------------------------------------
(dollars in thousands)                                           1996           1995          1994          1993           1992
--------------------------------------------------------------------------   -----------   -----------   -----------  -----------
REPORTED:

Average loans outstanding                                     $ 3,651,908    $2,940,208    $2,286,684    $2,213,378    $  772,742
Net charge-offs                                                   132,590        59,618        25,727        26,307        30,560
Net charge-offs as a percentage of average loans outstanding         3.63%         2.03%         1.13%         1.19%         3.95%

MANAGED:

Average loans outstanding                                     $11,268,461    $9,089,278    $6,197,423    $3,265,565    $1,452,742
Net charge-offs                                                   477,732       204,828        91,648        68,332        75,291
Net charge-offs as a percentage of average loans outstanding         4.24%         2.25%         1.48%         2.09%         5.18%
                                                              ------------   -----------   -----------   -----------  ------------

(1) Includes consumer loans held for securitization.





28   Capital One

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the periodic expense of maintaining an adequate allowance at the amount estimated to be sufficient to absorb possible future losses, net of recoveries (including recovery of collateral), inherent in the existing on-balance sheet loan portfolio. In evaluating the adequacy of the allowance for loan losses, the Company takes into consideration several factors including economic trends and conditions, overall asset quality, loan seasoning and trends in delinquencies and expected charge-offs. The Company's primary guideline is a calculation which uses current delinquency levels and other measures of asset quality to estimate net charge-offs. Once a loan is charged off, it is the Company's policy to continue to pursue the recovery of principal and interest.

         Management believes that the allowance for loan losses is adequate to cover anticipated losses in the on-balance sheet consumer loan portfolio under current conditions. There can be no assurance as to future credit losses that may be incurred in connection with the Company's consumer loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future credit losses. The allowance is a general allowance applicable to the on-balance sheet consumer loan portfolio. Table 7 sets forth the activity in the allowance for loan losses for the periods indicated. See "Asset Quality," "Delinquencies" and "Net Charge-Offs" for a more complete analysis of asset quality.


TABLE 7  SUMMARY OF ALLOWANCE FOR LOAN LOSSES

                                                                       Year Ended December 31
                                                 -------------------------------------------------------------
(dollars in thousands)                                1996        1995        1994         1993        1992
-------------------------------------------------------------   ---------   ---------    ---------   ---------
Balance at beginning of year                     $   72,000     $ 68,516    $ 63,516     $ 55,993    $ 31,541
Provision for loan losses                           167,246       65,895      30,727       34,030      55,012
Transfer to loans held for securitization           (27,887)     (11,504)     (4,869)      (2,902)
Increase from consumer loan purchase                  9,000
Charge-offs                                        (115,159)     (64,260)    (31,948)     (39,625)    (44,666)
Recoveries                                           13,300       13,353      11,090       16,020      14,106
                                                 -----------    ---------   ---------    ---------   ---------
Net charge-offs(1)                                 (101,859)     (50,907)    (20,858)     (23,605)    (30,560)
                                                 -----------    ---------   ---------    ---------   ---------
Balance at end of year                           $  118,500     $ 72,000    $ 68,516     $ 63,516    $ 55,993
                                                 -----------    ---------   ---------    ---------   ---------
Allowance for loan losses to loans
   at year-end(1)                                      2.73%        2.85%       3.07%        3.41%       4.29%
                                                 -----------    ---------   ---------    ---------   ---------

(1) Excludes consumer loans held for securitization.

         For the year ended December 31, 1996, the provision for loan losses increased to $167.2 million, or 154%, from the 1995 provision for loan losses of $65.9 million. The increase in the provision for loan losses resulted from increases in average reported consumer loans of 24%, continued loan seasoning, a shift in the composition of reported consumer loans and general economic trends in consumer credit performance. Net charge-offs as a percentage of average reported consumer loans increased to 3.63% for the year ended December 31, 1996 from 2.03% in the prior year. Additionally, growth in second generation products which have modestly higher charge-off rates than first generation products, increased the amount of provision necessary to absorb credit losses. In consideration of these factors, the Company increased the allowance for loan losses by $46.5 million during 1996.

         For the year ended December 31, 1995, the increase in the provision for loan losses resulted from increases in average reported consumer loans of 37%, continued loan seasoning, a shift in the composition of reported consumer loans and a softening in U.S. consumer credit quality. Net charge-offs as a percentage of average reported consumer loans increased to 2.03% for the year ended December 31, 1995 from 1.13% in the prior year. The increase in the provision and charge-off rate reflects an 87% increase in the seller's interest in securitization trusts to $1.4 billion, or 48%, of the reported average balance for 1995 from $700 million, or 33%, of the reported average balance for 1994. This seller's interest represents an undivided interest in the trust receivables in excess of investor certificates outstanding in the trust. These receivables are generally more seasoned than the other newer on-balance sheet loans. In consideration of growth in second generation products, the Company increased the allowance for loan losses by $3.5 million during 1995.





                                                                Capital One   29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


FUNDING

Table 8 reflects the costs of short-term borrowings of the Company for each of the years ended December 31, 1996, 1995 and 1994.

TABLE 8  SHORT-TERM BORROWINGS

Following is a summary of the components of short-term borrowings as of and for each of the years ended December 31, 1996, 1995 and 1994:

                                                 Maximum
                                             Outstanding at     Outstanding       Average       Average       Year-End
(dollars in thousands)                        Any Month-End     at Year-End     Outstanding  Interest Rate  Interest Rate
-----------------------------------------------------------     -----------     -----------  -------------  -------------
1996
Federal funds purchased                         $   617,303     $   445,600     $   342,354           5.63%          6.26%
Other short-term borrowings                         207,689          85,383         112,545           8.20           6.43
                                                                -----------     -----------   -------------  -------------
Total                                                           $   530,983     $   454,899           6.27%          6.29%
                                                                -----------     -----------   -------------  -------------
1995
Federal funds purchased                         $ 1,146,678     $   709,803     $   747,350           6.14%          5.76%
Bank facility                                     1,000,000         100,000         277,945           7.26           6.03
Affiliate borrowings                                                                  2,780           5.86
                                                                -----------     -----------   -------------  -------------
Total                                                           $   809,803     $ 1,028,075           6.44%          5.79%
                                                                -----------     -----------   -------------  -------------
1994
Federal funds purchased                         $   686,688     $   686,688     $    47,332           6.18%          6.29%
Bank facility                                     1,700,000       1,300,000         175,342           6.89           6.74
Affiliate borrowings                              3,261,506          54,000       2,064,105           3.69           6.00
                                                                -----------     -----------   -------------  -------------
Total                                                           $ 2,040,688     $ 2,286,779           4.00%          6.57%
                                                                -----------     -----------   -------------  -------------

Table 9 shows the maturation of certificates of deposit in denominations of $100,000 or greater (large denomination CDs) as of December 31, 1996.

TABLE 9  MATURITIES OF DOMESTIC LARGE DENOMINATION CERTIFICATES --
$100,000 OR MORE

                                                    As of December 31, 1996
                                                    -----------------------
(dollars in thousands)                             BALANCE          Percent
-----------------------------------------------------------         -------
3 months or less                                   $155,961           40.80%
Over 3 through 6 months                              27,293            7.14
Over 6 through 12 months                            198,981           52.06
                                                   --------          ------
Total                                              $382,235          100.00%
                                                   ========          ======

         In addition to large denomination CDs, as of December 31, 1996, retail deposits of $560.8 million had been raised through the Savings Bank as an additional source of company funding.

         During 1996, the Company continued its transition to longer-term financing and established increased access to the capital markets. As the chart on page 31 indicates, during 1996 the Company increased its proportion of senior note maturities in excess of three years. The Company successfully completed a number of large transactions with maturities ranging from two to ten years.

         On November 25, 1996, the Company entered into a four-year, $1.7 billion unsecured revolving credit arrangement (the "Credit Facility"), which replaced the 1995 Credit Facility, discussed below. The Credit Facility is comprised of two tranches: a $1.375 billion Tranche A facility available to the Bank and the Savings Bank, including an option for up to $225 million in multi-currency availability, and a $325 million Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $100 million in multi-currency availability. Each Tranche under the facility is structured as a four-year commitment and is available for general corporate purposes. The borrowings of the Savings Bank are limited to $500 million during the first year of the Credit Facility, and $750 million thereafter. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but which have not been paid. Any borrowing under the Credit Facility will mature on November 24, 2000; however, the final maturity of each tranche may be extended for three additional one-year periods.

         On April 30, 1996, the Bank amended and restated its existing $3.5 billion bank note program. Under the amended bank note program, the Bank may issue from time to time up to $4.5 billion of senior bank notes with maturities from 30 days to 30 years and up to $200 million of subordinated





30   Capital One
bank notes with maturities from five to 30 years. In 1996, the Bank issued $200 million in senior bank notes due September 15, 2006, with an attached three-year, one-time investor put option that significantly reduced the Company's funding costs on this transaction. As of December 31, 1996, the Company had $3.6 billion in senior bank notes outstanding, a 43% increase from $2.5 billion outstanding as of December 31, 1995. As of December 31, 1996, bank notes issued totaling $2.9 billion have fixed interest rates and mature from one to five years. The Company had previously entered into interest rate swap agreements ("swaps") totaling $974 million to effectively convert fixed rates on senior notes to variable rates which match the variable rates earned on consumer loans (see "Interest Rate Sensitivity"). As of December 31, 1996, no subordinated bank notes have been issued.

         The Corporation filed a $200 million shelf registration statement ($125 million issued as of December 31, 1996) with the Securities and Exchange Commission on September 19, 1996 under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities consisting of debentures, notes and/or other unsecured evidences, (ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock. The securities will be limited to $200 million aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation.

INTEREST-BEARING LIABILITIES
(in millions)

                                                 December 31,
                                           1996             1995
Interest-bearing Deposits                  $  943           $  696
Short-term Borrowings                      $  531           $  810
Senior Notes less than 3 years             $2,616           $2,077
Senior Notes greater than 3 years          $1,378           $  415
                                           $5,468           $3,998

         Also on April 30, 1996, the Bank established a deposit note program under which the Bank may issue from time to time up to $2.0 billion of deposit notes with maturities from 30 days to 30 years. As of December 31, 1996, the Company had $300 million in deposit notes outstanding.

         Subsequent to year-end, the Bank through a subsidiary created as a Delaware statutory business trust issued $100 million aggregate amount of Floating Rate Subordinated Capital Income Securities that mature on February 1, 2027.

         The Company's primary source of funding, securitization of consumer loans, increased to $8.5 billion as of December 31, 1996 from $7.5 billion as of December 31, 1995. In 1996, the Company securitized $2.7 billion in four transactions, consisting predominantly of LIBOR-based, variable-rate deals maturing from 1997 through 2001, $500 million of which may be extended at the Company's option until 2004.

         In January 1996, the Company implemented a dividend reinvestment and stock purchase plan (the "DRIP") to provide existing stockholders with the opportunity to purchase additional shares of the Company's common stock by reinvesting quarterly dividends or making optional cash investments. The Company uses proceeds from the DRIP for general corporate purposes.

         On November 17, 1995, the Company entered into a three-year, $1.7 billion unsecured revolving credit arrangement, with three tranches (A,B and C) of committed borrowings (the "1995 Credit Facility"). Under tranches A and B, the Bank could borrow up to $1.3 billion and $200 million, respectively, subject to an unused commitment fee of .17%. Tranche B allowed the Bank to borrow in major foreign currencies. Under Tranche C, the Company or the Bank could borrow up to $215 million.

         For the periods prior to the Separation, the Company operated as a division of Signet Bank and, therefore, had no direct, independent funding. For the financial statements for these periods, the Company's reported interest expense was determined by taking into account the nature of the Company's assets and their interest rate repricing characteristics and by using an allocation of Signet's funding cost for the respective period.

         Although the Company expects to reinvest a substantial portion of its earnings in its business, the Company intends to continue to pay regular quarterly cash dividends on the Common Stock. The declaration and payment of dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Accordingly, there can be no assurance that the Company will declare and pay any dividends. As a holding company, the ability of the Company to pay dividends is dependent





                                                                Capital One   31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

upon the receipt of dividends or other payments from its subsidiaries. Banking regulations applicable to the bank and the Saving Bank and provisions that may be contained in borrowing agreements of the Company or its subsidiaries may restrict the ability of the Company's subsidiaries to pay dividends to the Company or the ability of the Company to pay dividends to its stockholders.

CAPITAL ADEQUACY

The Bank and the Savings Bank are subject to capital adequacy guidelines adopted by the Federal Reserve Board and the Office of Thrift Supervision (the "regulators"), respectively. The capital adequacy guidelines and the regulatory framework for prompt corrective action require the Bank and the Savings Bank to attain specific capital levels based upon quantitative measures of their assets, liabilities and off-balance sheet items as calculated under Regulatory Accounting Principles. The inability to meet and maintain minimum capital adequacy levels could result in regulators taking actions that could have a material effect on the Company's consolidated financial statements. Additionally, the regulators have broad discretion in applying higher capital requirements. Regulators consider a range of factors in determining capital adequacy, such as an institution's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls.

         The most recent notifications from the regulators categorized the Bank and the Savings Bank as "well capitalized". The Bank must maintain minimum Tier 1 Capital, Total Capital and Tier 1 Leverage ratios of 4%, 8% and 4%, and the Savings Bank must maintain minimum Tangible Capital, Total Capital and Core Capital ratios of 1.5%, 8% and 3%, respectively, under capital adequacy requirements, and 6%, 10% and 5%, respectively, to be well capitalized under the regulatory framework for prompt corrective action. As of December 31, 1996, the Bank's Tier 1 Capital, Total Capital and Tier 1 Leverage ratios were 11.61%, 12.87% and 9.04%, respectively. As of December 31, 1996, the Savings Bank's Tangible Capital, Total Capital and Core Capital ratios were 9.18%, 16.29% and 9.18%, respectively. In addition, the Savings Bank is subject for the first three years of its operations to additional capital requirements, including the requirement to maintain a minimum Core Capital ratio of 8% and a Total Capital ratio of 12%. As of December 31, 1996, there are no conditions or events since the notifications discussed above that Management believes have changed either the Bank's or the Savings Bank's capital category. The Bank's ratio of common equity to managed assets was 4.92%. These capital levels make the Company among the highest capitalized institutions in the credit card sector.

         During 1996, the Bank received regulatory approval to establish a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve Board that, for so long as the Bank maintains such branch in the United Kingdom, the Company will maintain a minimum Tier 1 leverage ratio of 3.0%. As of December 31, 1996, the Company's Tier 1 leverage ratio was 11.13%.

         Additionally, certain regulatory restrictions exist which limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 1996, retained earnings of the Bank and the Savings Bank of $113.7 million and $4.6 million, respectively, were available for payment of dividends to the Corporation, without prior approval by the regulators. The Savings Bank is required to give the Office of Thrift Supervision at least 30 days' advance notice of any proposed dividend.

OFF-BALANCE SHEET RISK

The Company is subject to off-balance sheet risk in the normal course of business including commitments to extend credit, excess servicing income from securitization and interest rate swaps. In order to reduce the interest rate sensitivity and to match asset and liability repricing, the Company has entered into swaps which involve elements of credit or interest rate risk in excess of the amount recognized on the balance sheet. Swaps present the Company with certain credit, market, legal and operational risks. The Company has established credit policies for off-balance sheet items as it does for on-balance sheet instruments.

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Prior to the Separation, the Company's interest rate sensitivity was managed by Signet, as part of Signet's overall asset and liability management process at the corporate level, not at the divisional level.

         In determining interest rate sensitivity, the Company uses simulation models to identify changes in net interest income based on different interest rate scenarios. The Company manages its interest rate sensitivity through several techniques which include changing the maturity and distribution of assets and liabilities, the impact of securitizations, interest rate swaps, repricing of consumer loans and other methods.





32   Capital One

         The Company's asset/liability policy is to manage interest rate risk to limit the impact of an immediate and sustained 100 basis point change in interest rates to no more than a 5% change in managed net interest income over a twelve month period. As of December 31, 1996, the Company's interest rate sensitivity to this change in rates was 2.09%, which was substantially within Company guidelines. Management may reprice interest rates on outstanding credit card loans subject to the right of the customers in certain states to reject such repricing by giving timely written notice to the Company and thereby relinquishing charging privileges. However, the repricing of consumer loans may be limited by competitive factors as well as certain legal bounds.

         Interest rate sensitivity at a point in time can also be analyzed by measuring the mismatch in balances of earning assets and interest-bearing liabilities that are subject to repricing in future periods. Table 10 reflects the interest rate repricing schedule for earning assets and interest-bearing liabilities as of December 31, 1996.

TABLE 10    INTEREST RATE SENSITIVITY

                                                                                              As of December 31,1996
                                                                                                Subject to Repricing
                                                                            -----------------------------------------------------
                                                                                              Greater      Greater
                                                                                               Than         Than
                                                                              Within          180 Days-    1 Year-        Over
(dollars in millions)                                                        180 Days          1 Year       5 Years      5 Years
---------------------------------------------------------------------------------------       ---------      --------    --------
Earning assets
Federal funds sold                                                            $   450
Interest-bearing deposits at other banks                                           30
Securities available for sale                                                     479                        $   367     $    32
Consumer loans                                                                  2,189         $   569          1,586
                                                                              ---------       ---------      --------    --------
Total earning assets                                                            3,148             569          1,953          32
Interest-bearing liabilities
Interest-bearing deposits                                                         345              39            559
Short-term borrowings                                                             531
Senior and deposit notes                                                        1,054             161          2,439         340
                                                                              ---------       ---------      --------    --------
Total interest-bearing liabilities                                              1,930             200          2,998         340
Non-rate related net assets                                                                                                 (234)
                                                                              ---------       ---------      --------    --------
Interest sensitivity gap                                                        1,218             369         (1,045)       (542)
Impact of swaps                                                                (1,580)            539          1,041
Impact of consumer loan securitzations                                         (2,145)            215          1,930
                                                                              ---------       ---------      --------    --------
Interest sensitivity gap adjusted for impact of securitization and swaps      $(2,507)        $ 1,123        $ 1,926     $  (542)
Adjusted interest sensitivity gap as a percentage of managed assets            (16.80)%          7.52%         12.90%      (3.63)%
Cumulative interest sensitivity gap                                           $(2,507)        $(1,384)       $   542
                                                                              ---------       ---------      --------    --------
Adjusted cumulative interest sensitivity gap as a percentage of total assets   (16.80)%         (9.27)%         3.63%       0.00%
                                                                              =========       =========      ========    ========


         The Company entered into swaps for purposes of managing its interest rate sensitivity. The Company designates swaps to on-balance sheet instruments to alter the interest rate characteristics of such instruments and to modify interest rate sensitivity. The Company also designates swaps to off-balance sheet items to reduce interest rate sensitivity. Table 11 reflects the type and terms of outstanding interest rate swaps as of December 31, 1996 and 1995.

         The Company entered into swaps to effectively convert certain of the bank notes from fixed to variable. The swaps, which had a notional amount totaling $974 million as of December 31, 1996, will mature in 1997 through 2000
to coincide with maturities of fixed bank notes. As of   December 31, 1996,
these swaps paid three-month LIBOR at a weighted average contractual rate of 5.59% and received a weighted average fixed rate of 7.71%.

         The Company has entered into swaps to reduce the interest rate sensitivity associated with its securitizations. In 1995, the Company entered into swaps with notional amounts totaling $591 million which are scheduled to mature in 1998 and 1999 to coincide with the final payment date of a 1993 securitization. In 1994, the Company entered into swaps with notional amounts totaling $539 million which are scheduled to mature in 1997 to coincide with the final payment date of the remaining term of a 1994 securitization. These swaps paid floating rates of three-month LIBOR (weighted average contractual rate of 5.55% and 5.78% as of December 31, 1996 and 1995, respectively) and received a weighted average fixed rate of 7.23% as of December 31, 1996 and 1995.





                                                                Capital One   33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TABLE 11  MATURITY OF INTEREST RATE SWAPS(1)

                                                    Within       Over One                      Average
                                                      One         to Five                       Life
(dollars in millions)                                Year          Years            Total      (Years)
---------------------------------------------------------        ---------        ---------   ----------
Receive fixed/pay floating:
    December 31, 1996
      Notional amount                              $ 1,063         $1,041          $2,104         1.15
      Weighted average rates received                 7.36%          7.55%           7.45%
      Weighted average rates paid                     5.55           5.59            5.57
    December 31, 1995
      Notional amount                              $    40         $2,104          $2,144         2.03
      Weighted average rates received                 7.07%          7.45%           7.45%
      Weighted average rates paid                     5.88           5.73            5.73
Received floating/pay floating:
    December 31, 1995
      Notional amount                              $   260                         $  260         0.56
      Weighted average rates received                 5.84%                          5.84%
      Weighted average rates paid                     5.94                           5.94

(1) Weighted average rates received and paid are based on the contractual rates in effect as of December 31, 1996 and 1995, respectively. Floating rates under the swap contracts are based on varying terms of LIBOR.

Table 12 reflects a roll forward of activity by notional amount for the Company's swaps.

TABLE 12   SUMMARY OF INTEREST RATE SWAPS

                                                     Notional
(dollars in millions)                                  Amount
-------------------------------------------------------------
Receive floating/pay fixed:
    December 31, 1994
      Additions                                        $4,800
      Maturities                                        4,800
                                                       ------
    December 31, 1995                                  $    -
                                                       ------
Receive fixed/pay floating:
    December 31, 1994                                  $  539
      Additions                                         1,605
                                                       ------
    December 31, 1995                                   2,144
      Maturities                                           40
                                                       ------
    December 31, 1996                                  $2,104
                                                       ------
Receive floating/pay floating:
    December 31, 1994                                  $    -
      Additions                                           260
                                                       ------
    December 31, 1995                                     260
                                                       ------
      Maturities                                          260
    December 31, 1996                                  $    -
                                                       ------

         Swaps designated to on-balance sheet assets and liabilities had the effect of increasing net interest income $20.0 million, $15.9 million, and $0.4 million for the years ended December 31, 1996, 1995 and 1994, respectively, from that which would have been recorded had the Company not entered into these transactions. Swaps designated to off-balance sheet items had the effect of increasing servicing income $18.0 million, $12.7 million and $1.0 million for the years ended December 31, 1996, 1995 and 1994, respectively.

LIQUIDITY

Liquidity refers to the Company's ability to meet its cash needs. The Company meets its cash requirements by securitizing assets and by debt funding. As discussed in "Managed Consumer Loan Portfolio," a significant source of liquidity for the Company has been the securitization of credit card loans. Maturity terms of the existing securitizations vary from 1997 to 2001 (extendable to 2004) and typically have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated for the participants in the securitization and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled which would accelerate the need for funding.

         Table 13 shows the amounts of investor principal of securitized credit card loans that will amortize or be otherwise paid off over the periods indicated based on outstanding securitized credit card loans as of January 1, 1997. As of December 31, 1996 and 1995, 66% and 72%, respectively, of the Company's total managed loans were securitized.

         The Company believes that it can securitize consumer loans, purchase federal funds and establish other funding sources to fund the amortization or other payment of the securitizations in the future, although no assurance can be given to that effect. Additionally, the Company maintains a





34   Capital One
portfolio of high-quality securities such as U.S. Government securities, interest-bearing deposits with other banks and overnight federal funds in order to provide adequate liquidity and to meet its ongoing cash needs. As of December 31, 1996, the Company had $1.0 billion of cash and cash equivalents and securities available for sale with maturities of 90 days or less.

         Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. As of December 31, 1996, the Company, the Bank and the Savings Bank collectively had $1.7 billion in unused commitments under the credit facility available for liquidity needs.

LIQUID ASSETS
(in millions)

                                                December 31,
                                           1996             1995
Federal Funds Sold                         $  450           $  465
Cash and Interest-bearing Deposits         $   79           $  407
Securities Available for Sale              $  865           $  413
                                           $1,394           $1,285


TABLE 13   SECURITIZATIONS - SCHEDULED AMORTIZATION TABLE

(dollars in thousands)                1997          1998          1999          2000         2001-2004
---------------------------------------------    ----------    ----------    ----------     ---------
Beginning balance, January 1       $8,460,067    $7,367,986    $4,656,588    $3,824,468     $1,830,764
Less repayment amounts              1,092,081     2,711,398       832,120     1,993,704      1,830,764
                                   ----------    ----------    ----------    ----------     ----------
Ending balance, December 31        $7,367,986    $4,656,588    $3,824,468    $1,830,764     $        -
                                   ==========    ==========    ==========    ==========     ==========

BUSINESS OUTLOOK

This business outlook section summarizes the Company's expectations for earnings for the year ending December 31, 1997 and its primary goals and strategies for continued growth. The statements contained in this section are based on management's current expectations. Certain of the statements are forward looking statements and, therefore, actual results could differ materially. Factors which could materially influence results are set forth in the last paragraph of this section and in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Part I, Item I, Cautionary Statements).

         The Company has set a target that its earnings per share for the year ending December 31, 1997 will increase by approximately 20% over earnings per share for the year ended December 31, 1996. As discussed above, the Company's actual earnings are a function of its revenues (interest income and non-interest income on its earning assets), consumer usage patterns, credit quality of its earning assets, solicitation expenses and operating expenses. Each of these in turn are subject to the factors discussed in this section.

         The Company's strategy for future growth has been, and it is expected to continue to be, to apply its proprietary IBS to its credit card business as well as to other businesses, both financial and non-financial, to identify new product opportunities and to make informed investment decisions regarding its existing products. See the Company's Annual Report on Form 10-K for the year ended December 31, 1996 for a further description of the Company's IBS (Part I, Item 1, Business).

         Historically, the Company has concentrated its efforts on credit card opportunities. These opportunities have included, and are expected to continue to include, various first generation low-rate balance transfer products, as well as second generation credit card products. Generally, these second generation products tend to have lower credit lines, balances that build over time, less attrition, higher margins (including fees), higher operational costs and, in some cases, higher delinquencies and credit losses than the Company's traditional low-rate balance transfer products. In general, these second generation products have had overall higher returns than the traditional balance transfer products in recent market conditions. The Company uses its IBS in an effort to balance the mix of credit card products to optimize profitability within the context of acceptable risk. The Company continues to test market a wide variety of first and second generation credit card products. The Company believes that its testing approach will enable it to react effectively as general market conditions change. In this manner, the Company intends to remain flexible in the allocation of marketing expenses spent on specific products to take advantage of market opportunities as they emerge and will make its marketing decisions based on the then current market conditions. As a result, the Company expects to continue to offer a variety of first and second generation credit card products; however, the mix of such products in the Company's portfolio may vary significantly over time.





                                                                Capital One   35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


         The Company expects to increase its solicitation (marketing) expenses in 1997, as compared to 1996, and to invest in existing and new first and second generation products as marketing opportunities develop. These opportunities are subject to a variety of external and internal factors that may affect the actual amount of solicitation expense, such as competition in the credit card industry, general economic conditions affecting consumer credit performance and the asset quality of the Company's portfolio. Moreover, the first generation and second generation products have different account growth, loan growth and asset quality characteristics. As a result, although the Company expects that its growth in consumer accounts and managed consumer loan growth will continue in 1997, actual growth may vary significantly depending on the actual mix of products that the Company may offer in 1997.

         The Company currently expects continued increases in the delinquency and net charge-off rates of its portfolio. Actual amount of increases will be affected by continued seasoning of the portfolio, general economic trends in consumer credit and the product mix. To the extent the Company markets first generation products and experiences greater consumer loan growth, the increases in delinquency and net charge-off rates will be less, as delinquencies and net charge-off characteristics of new portfolios generally are lower than more seasoned portfolios. However, because second generation products generally have higher delinquencies and net charge-offs than first generation products, to the extent the Company increases the proportion of second generation products in its portfolio, the increases in delinquency and net charge-off rates will be greater. These factors notwithstanding, the Company believes that the credit quality of its portfolio is enhanced as a result of the application of IBS.

         The Company also has been applying, and expects to continue applying, its IBS to other financial products and non-financial products ("third generation products"). The Company has established the Savings Bank and several non-bank operating subsidiaries to identify and explore new product opportunities. The Company is in various stages of developing and test marketing a number of new products or services including, but not limited to, selected non-card consumer lending products and the reselling of telecommunication services. During 1996, the Company allocated an increased percentage of its marketing expenses to non-card products or services. To date, only a relatively small dollar percentage of assets and a relatively small percentage of accounts have been generated as a result of such expenditures. As the Company continues to apply its IBS to non-card opportunities and builds the infrastructure necessary to support new businesses, the Company expects that it may increase the percentage of its 1997 marketing and operating expenses attributable to such businesses.

         The Company expects to maintain a flexible approach to its marketing investment. The Company intends to continue applying its IBS to all products, even established products and businesses, and the results of ongoing testing will influence the amount and allocation of future marketing investment. Management believes that, through the continued application of IBS, the Company can develop product and service offerings to sustain growth and that it has the personnel, financial resources and business strategy necessary for continued success. However, as the Company attempts to apply IBS to diversify and expand its product offerings beyond credit cards, there can be no assurance that the historical financial information of the Company will necessarily reflect the results of operations and financial condition of the Company in the future. The Company's actual results will be influenced by, among other things, the factors discussed in this section.

         The Company's strategies and objectives outlined above and the other forward looking statements contained in this section involve a number of risks and uncertainties. The Company cautions readers that any forward looking information is not a guarantee of future performance and that actual results could differ materially. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: continued intense competition from numerous providers of products and services which compete with the Company's businesses; with respect to financial products, changes in the Company's aggregate accounts or consumer loan balances and the growth rate thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by the Company and attrition of accounts and loan balances; an increase in credit losses (including increases due to a worsening of general economic conditions); difficulties or delays in the development, production, testing and marketing of new products or services; losses associated with new products or services; financial, legal, regulatory or other difficulties that may affect investment in, or the overall performance of a product or business; the amount of, and rate of growth in, the Company's expenses (including associate and marketing expenses) as the Company's business develops or changes or as it expands into new market areas; the availability of capital necessary to fund the Company's new businesses; the ability of the Company to build the operational and organizational infrastructure necessary to engage in new businesses; the ability of the Company to recruit experienced personnel to assist in the management and operations of new products and services; and other factors listed from time to time in the Company's SEC reports, including but not limited to the Annual Report on Form 10-K for the year ended December 31, 1996 (Part I, Item 1, Cautionary Statements).





36   Capital One

SELECTED QUARTERLY FINANCIAL DATA

                                                          1996                                             1995
                                    ---------------------------------------------      -------------------------------------------
                                       FOURTH       THIRD      SECOND      FIRST       Fourth       Third      Second       First
(unaudited)                           QUARTER     QUARTER     QUARTER     QUARTER      Quarter     Quarter     Quarter     Quarter
---------------------------------------------------------------------------------      -------------------------------------------
SUMMARY OF OPERATIONS
(in thousands)
Interest income                      $201,353    $188,235    $137,753    $133,142     $134,997    $128,913    $104,432    $ 89,067
Interest expense                       87,784      81,581      63,300      62,334       69,941      69,252      59,210      50,993
                                     --------    --------    --------    --------     --------    --------     -------    --------
Net interest income                   113,569     106,654      74,453      70,808       65,056      59,661      45,222      38,074
Provision for loan losses              63,035      53,933      25,110      25,168       21,347      18,652      17,260       8,636
                                     --------    --------    --------    --------     --------    --------     -------    --------
Net interest income after
  provision for loan losses            50,534      52,721      49,343      45,640       43,709      41,009      27,962      29,438
Non-interest income                   214,961     206,716     170,599     171,148      151,234     136,860     134,789     130,160
Non-interest expense                  200,575     196,823     159,334     156,450      135,834     124,808     116,432     120,356
                                     --------    --------    --------    --------     --------    --------     -------    --------
Income before income taxes             64,920      62,614      60,608      60,338       59,109      53,061      46,319      39,242
Income taxes                           24,670      23,793      22,425      22,325       21,301      19,113      16,673      14,133
                                     --------    --------    --------    --------     --------    --------     -------    --------
Net income                           $ 40,250    $ 38,821    $ 38,183    $ 38,013     $ 37,808    $ 33,948    $ 29,646    $ 25,109
                                     ========    ========    ========    ========     ========    ========     =======    ========

PER COMMON SHARE
Net income                           $    .60    $    .58    $    .57    $    .57     $    .57    $    .51    $    .45    $    .38
Dividends                                 .08         .08         .08         .08          .08         .08         .08
Market prices
  High                                 36 5/8      31 7/8      32 1/8      27 7/8       29 1/4      29 5/8      22 1/2      20
  Low                                  29 7/8      25 7/8      25          21 7/8       22 3/4      19 1/2      18 1/4      15 3/8
                                     ========    ========    ========    ========     ========    ========     =======    ========
Average common and common equivalent
  shares (000's)                       67,643      67,058      66,893      66,806       66,710      66,727      66,466      66,251
                                     ========    ========    ========    ========     ========    ========     =======    ========

AVERAGE BALANCE SHEET DATA
(in millions)
Consumer loans                       $  4,648    $  3,955    $  3,249    $  2,742     $  3,166    $  3,333    $  2,883    $  2,365
Allowance for loan losses                (105)        (81)        (74)        (74)         (74)        (70)        (68)        (67)
Securities                              1,164       1,228         933       1,302        1,248         926         853         805
Other assets                              929         990         793         721          704         775         494         473
                                     --------    --------    --------    --------     --------    --------     -------    --------
Total assets                         $  6,636    $  6,092    $  4,901    $  4,691     $  5,044    $  4,964    $  4,162    $  3,576
                                     ========    ========    ========    ========     ========    ========     =======    ========
Interest-bearing deposits            $  1,298    $  1,234    $    789    $    859     $    843    $    899    $    741    $    591
Short-term borrowings                     472         466         349         527          935         956         843       1,384
Senior and deposit notes                3,843       3,435       2,875       2,510        2,492       2,322       1,854       1,008
Other liabilities                         290         259         244         164          183         232         196          95
Stockholders' equity                      733         698         644         631          591         555         528         498
                                     --------    --------    --------    --------     --------    --------     -------    --------
Total liabilities and equity         $  6,636    $  6,092    $  4,901    $  4,691     $  5,044    $  4,964     $ 4,162    $  3,576
=============================================    ========    ========    ========     ========    ========     =======    ========

The above schedule is a tabulation of the Company's unaudited quarterly results of operations for the years ended December 31, 1996 and 1995. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 14,562 and 13,247 common stockholders of record as of December 31, 1996 and 1995, respectively.





                                                                Capital One   37

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Management of Capital One Financial Corporation is responsible for the preparation, integrity and fair presentation of the financial statements and footnotes contained in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are free of material misstatement. The Company also prepared other information included in this Annual Report and is responsible for its accuracy and consistency with the financial statements. In situations where financial information must be based upon estimates and judgments, they represent the best estimates and judgments of Management.

         The consolidated financial statements have been audited by the Company's independent public accountants, Ernst & Young LLP, whose independent professional opinion appears separately. Their audit provides an objective assessment of the degree to which the Company's Management meets its responsibility for financial reporting. Their opinion on the financial statements is based on auditing procedures which include reviewing accounting systems and internal controls and performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the financial statements are free of material misstatement.

         Management depends on its accounting systems and internal controls in meeting its responsibilities for reliable consolidated financial statements. In Management's opinion, these systems and controls provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with Management's authorizations. As an integral part of these systems and controls, the Company maintains a professional staff of internal auditors that conducts operational and special audits and coordinates audit coverage with the independent auditors.

         The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditors, the independent auditors and Management to review the work of each and ensure that each is properly discharging its responsibilities. The independent auditors have free access to the Committee to discuss the results of their audit work and their evaluations of the adequacy of accounting systems and internal controls and the quality of financial reporting.

         There are inherent limitations in the effectiveness of internal controls, including the possibility of human error or the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to reliability of financial statements and safeguarding of assets. Furthermore, because of changes in conditions, internal control effectiveness may vary over time.

         The Company assessed its internal controls over financial reporting as of December 31, 1996, in relation to the criteria described in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that as of December 31, 1996, in all material respects, the Company maintained effective internal controls over financial reporting.




RICHARD D. FAIRBANK
Chairman and Chief Executive Officer


NIGEL W. MORRIS
President and Chief Operating Officer


JAMES M. ZINN
Senior Vice President and Chief Financial Officer





38   Capital One

REPORT OF INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND STOCKHOLDERS
CAPITAL ONE FINANCIAL CORPORATION

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                           /s/ ERNST & YOUNG LLP

Washington, D.C.
January 21, 1997





                                                                Capital One   39

CONSOLIDATED BALANCE SHEETS

                                                                         December 31
                                                         -------------------------------------
(dollars in thousands, except per share data)                    1996                   1995
---------------------------------------------------------------------                ---------
ASSETS:
Cash and due from banks                                    $   48,724               $   51,680
Federal funds sold                                            450,000                  465,000
Interest-bearing deposits at other banks                       30,252                  355,780
                                                           ----------               ----------
  Cash and cash equivalents                                   528,976                  872,460
Securities available for sale                                 865,001                  413,016
Consumer loans held for securitization                                                 400,000
Consumer loans                                              4,343,902                2,521,679
  Less: Allowance for loan losses                            (118,500)                 (72,000)
                                                           ----------               ----------
Net loans                                                   4,225,402                2,449,679
Premises and equipment, net                                   174,661                  139,074
Interest receivable                                            78,590                   55,573
Accounts receivable from securitizations                      502,520                  359,379
Other assets                                                   92,295                   70,140
                                                           ----------               ----------
  Total assets                                             $6,467,445               $4,759,321
                                                           ==========               ==========

LIABILITES:
Interest-bearing deposits                                  $  943,022               $  696,037
Short-term borrowings                                         530,983                  809,803
Senior notes                                                3,694,237                2,491,869
Deposit notes                                                 299,996
Interest payable                                               80,362                   73,931
Other liabilities                                             178,454                   88,490
                                                           ----------               ----------
  Total liabilities                                         5,727,054                4,160,130
                                                           ----------               ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; authorized
  50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized
  300,000,000 shares, 66,325,261 and 66,174,567
  issued and outstanding as of December 31, 1996 and
  1995, respectively                                              663                      662
Paid-in capital, net                                          481,383                  469,830
Retained earnings                                             258,345                  128,699
                                                           ----------               ----------
  Total stockholders' equity                                  740,391                  599,191
                                                           ----------               ----------
  Total liabilities and stockholders' equity               $6,467,445               $4,759,321
                                                           ==========               ==========

See notes to consolidated financial statements.





40   Capital One

CONSOLIDATED STATEMENTS OF INCOME

                                                                        Year Ended December 31
                                                             -----------------------------------------
(in thousands, except per share data)                           1996           1995             1994
---------------------------------------------------------------------        --------         --------
INTEREST INCOME:
Consumer loans, including fees                               $592,088        $397,654         $255,115
Federal funds sold                                             21,293          26,832            2,483
Other                                                          47,102          32,923            1,074
                                                             --------        --------         --------
  Total interest income                                       660,483         457,409          258,672
                                                             --------        --------         --------

INTEREST EXPENSE:
Deposits                                                       56,272          49,547            2,364
Short-term borrowings                                          28,509          66,214           91,278
Senior and deposit notes                                      210,218         133,635               53
                                                             --------        --------         --------
  Total interest expense                                      294,999         249,396           93,695
                                                             --------        --------         --------
Net interest income                                           365,484         208,013          164,977
Provision for loan losses                                     167,246          65,895           30,727
                                                             --------        --------         --------
Net interest income after provision for loan losses           198,238         142,118          134,250
                                                             --------        --------         --------

NON-INTEREST INCOME:
Servicing                                                     459,833         409,927          312,108
Service charges                                               218,988          86,029           46,083
Interchange                                                    51,399          33,457           25,580
Other                                                          33,204          23,630           13,131
                                                             --------        --------         --------
  Total non-interest income                                   763,424         553,043          396,902
                                                             --------        --------         --------

NON-INTEREST EXPENSE:
Salaries and associate benefits                               215,155         135,833           94,739
Solicitation                                                  206,620         146,810          100,886
Communications and data processing                             76,841          61,508           70,084
Supplies and equipment                                         60,053          42,081           21,794
Occupancy                                                      22,330          13,655            6,746
Contract termination                                                                            49,000
Other                                                         132,183          97,543           41,076
                                                             --------        --------         --------
  Total non-interest expense                                  713,182         497,430          384,325
                                                             --------        --------         --------
Income before income taxes                                    248,480         197,731          146,827
Income taxes                                                   93,213          71,220           51,564
                                                             --------        --------         --------
Net income                                                   $155,267        $126,511         $ 95,263
                                                             ========        ========         ========

Earnings per share                                           $   2.30        $   1.90         $   1.44
                                                             ========        ========         ========
Dividends paid per share                                     $    .32        $    .24
                                                             ========        ========         ========
Weighted average common and common equivalent
  shares outstanding                                           67,588          66,593           66,067
                                                             ========        ========         ========

See notes to consolidated financial statements.





                                                                Capital One   41

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          Common Stock                              Retained            Total
                                                   ---------------------------   Paid-in            Earnings/       Stockholders'/
(dollars in thousands, except per share data)         Shares        Amount     Capital, Net      Division Equity   Division Equity
--------------------------------------------------------------     -------     ------------      ---------------   ---------------
Balance, December 31, 1993                                                                           $ 168,879          $168,879
Net income                                                                                              95,263            95,263
Recapitalization and capital
  contribution from Signet                                                         $357,875           (253,069)          104,806
Issuance of common stock
  Initial public offering                           65,602,850        $656          101,259                              101,915
  Restricted stock grants                              464,400           5               (5)
Amortization of deferred compensation                                                 3,715                                3,715
Change in unrealized losses on
  securities available for sale,
  net of income taxes of $12                                                                               (21)              (21)
                                                    ----------     -------       ----------       ------------       -----------
Balance, December 31, 1994                          66,067,250         661          462,844             11,052           474,557
Net income                                                                                             126,511           126,511
Cash dividends - $.24 per share                                                                        (15,883)          (15,883)
Issuance of common stock                                65,645           1            1,256                                1,257
Exercise of stock options                                6,582                          132                                  132
Tax benefit from stock awards                                                         1,578                                1,578
Restricted stock, net                                   35,090
Amortization of deferred compensation                                                 4,020                                4,020
Change in unrealized gains on
  securities available for sale,
  net of income taxes of $3,780                                                                          7,019             7,019
                                                    ----------     -------       ----------       ------------       -----------
Balance, December 31, 1995                          66,174,567         662          469,830            128,699           599,191
Net income                                                                                             155,267           155,267
Cash dividends - $.32 per share                                                                        (20,573)          (20,573)
Issuance of common stock                               139,858           1            3,108                                3,109
Exercise of stock options                               11,500                          186                                  186
Tax benefit from stock awards                                                           338                                  338
Restricted stock, net                                     (664)
Amortization of deferred compensation                                                   193                                  193
Common stock issuable under
  incentive plan                                                                      7,728                                7,728
Foreign currency translation                                                                              (132)             (132)
Change in unrealized gains on
  securities available for sale,
  net of income taxes of $2,647                                                                         (4,916)           (4,916)
                                                    ----------     -------       ----------       ------------       -----------
BALANCE, DECEMBER 31, 1996                          66,325,261        $663         $481,383          $ 258,345          $740,391
                                                    ==========     =======       ==========       ============       ===========

See notes to consolidated financial statements.





42   Capital One

WCONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended December 31
                                                              -------------------------------------------------
(in thousands)                                                        1996          1995               1994
--------------------------------------------------------------------------      -----------         -----------
OPERATING ACTIVITIES:
Net income                                                    $    155,267      $   126,511         $   95,263
Adjustments to reconcile net income to cash
  provided by operating activities:
     Provision for loan losses                                     167,246           65,895             30,727
     Depreciation and amortization                                  41,894           33,424             16,173
     Stock compensation plans                                        7,921            4,020              3,715
     Increase in interest receivable                               (23,017)         (40,958)            (6,322)
     Increase in accounts receivable from securitizations         (143,141)        (122,364)          (129,967)
     Increase in other assets                                      (27,246)          (8,685)           (35,645)
     Increase in interest payable                                    6,431           64,667              9,264
     Increase (decrease) in other liabilities                       89,964           (4,780)            62,406
                                                              ------------      -----------         ----------
        Net cash provided by operating  activities                 275,319          117,730             45,614
                                                              ------------      -----------         ----------

INVESTING ACTIVITIES:
Purchases of securities available for sale                        (945,027)        (403,218)           (98,519)
Proceeds from maturities of securities available for sale          490,813          100,000
Proceeds from securitization of consumer loans                   2,695,000        3,525,000          2,393,937
Net increase in loans                                           (4,251,269)      (4,293,988)        (2,796,465)
Recoveries of loans previously charged off                          13,300           13,353             11,090
Additions of premises and equipment, net                           (74,871)         (61,623)           (58,078)
                                                              ------------      -----------         ----------
  Net cash used for investing activities                        (2,072,054)      (1,120,476)          (548,035)
                                                              ------------      -----------         ----------

FINANCING ACTIVITIES:
Net increase in interest-bearing deposits                          246,985          243,836            452,201
Net (decrease) increase in short-term borrowings                  (278,820)      (1,230,885)           249,224
Issuances of senior and deposit notes                            2,105,864        2,469,869             22,000
Maturities of senior and deposit notes                            (603,500)
Proceeds from exercise of stock options                                186              132
Net proceeds from issuance of common stock                           3,109            1,257            101,915
Dividends paid                                                     (20,573)         (15,883)
Capital contributed from Signet                                                                         83,006
                                                              ------------      -----------         ----------
  Net cash provided by financing activities                      1,453,251        1,468,326            908,346
                                                              ------------      -----------         ----------
(Decrease) increase in cash and cash equivalents                  (343,484)         465,580            405,925
Cash and cash equivalents at beginning of year                     872,460          406,880                955
                                                              ------------      -----------         ----------
Cash and cash equivalents at end of year                      $    528,976      $   872,460         $  406,880
                                                              ============      ===========         ==========

See notes to consolidated financial statements.





                                                                Capital One   43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE A    SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Capital One Financial Corporation (the "Corporation") and its subsidiaries. The Corporation is a holding company whose subsidiaries provide a variety of products and services to consumers. The principal subsidiaries are Capital One Bank (the "Bank") which offers credit card products and Capital One, F.S.B. (the "Savings Bank"), which was established in 1996, and provides certain consumer lending and deposit services. The Corporation and its subsidiaries are collectively referred to as the "Company."

         Prior to November 1994, the Company operated as the credit card division of Signet Bank, a wholly owned subsidiary of Signet Banking Corporation ("Signet"). On November 22, 1994, Signet Bank contributed designated assets and liabilities of its credit card division and approximately $358,000 of equity capital into the Bank (the "Separation").

         The historic financial statements for the Company for the periods prior to November 22, 1994 have been prepared based upon the transfer of assets and assumption of liabilities contemplated by an agreement entered into among the Corporation, Signet and Signet Bank at the time of the Separation (the "Separation Agreement"). Prior to the Separation, the operations of the Company were conducted as a division within Signet Bank, to which Signet and its various subsidiaries had provided significant financial and operational support. As of December 31, 1996, substantially all services previously performed by Signet were performed by the Company.

         The following is a summary of the significant accounting policies used in preparing the accompanying financial statements.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits at other banks. Cash paid for interest for the years ended December 31, 1996, 1995 and 1994, was $288,568, $184,729 and $84,431, respectively. Cash paid for income taxes for the years ended December 31, 1996, 1995 and 1994, was $107,065, $82,561 and
$46,094, respectively.

SECURITIES AVAILABLE FOR SALE: Debt securities for which the Company does not have the positive intent and ability to hold to maturity are classified as securities available for sale. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of retained earnings. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other interest income.

CONSUMER LOANS HELD FOR SECURITIZATION: Consumer loans held for securitization are loans management intends to securitize, generally within three to six months, and are carried at the lower of aggregate cost or market value.

CONSUMER LOANS: Interest income is generally recognized until a loan is charged off. Consumer loans are typically charged off (net of any collateral) in the next billing cycle after becoming 180 days past-due, although earlier charge-offs may occur on accounts of bankrupt or deceased customers. Bankrupt customers' accounts are generally charged off within 30 days of verification. The accrued interest portion of a charged off loan balance is deducted from current period interest income with the remaining principal balance charged off against the allowance for loan losses. Annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Deferred fees (net of deferred costs) were $58,059 and $33,438 as of December 31, 1996 and 1995, respectively.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb possible future losses, net of recoveries (including recovery of collateral), inherent in the existing on-balance sheet loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance for loan losses, management takes into consideration several of the following factors: historical charge-off and recovery activity (noting any particular trend changes over recent periods); trends in delinquencies; trends in loan volume and size of credit risks; the degree of risk inherent in the composition of the loan portfolio; current and anticipated economic conditions; credit evaluations and underwriting policies.





44   Capital One

SECURITIZATIONS: The Company securitizes credit card loans and records such securitizations as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." Due to the relatively short average life of credit card loans securitized (approximately 8 to 12 months), no gains are recorded at the time of sale. Rather, excess servicing fees related to the securitizations are recorded over the life of each sale transaction. The excess servicing fee is based upon the difference between finance charges received from the cardholders less the yield paid to investors, credit losses and a normal servicing fee, which is also retained by the Company. In accordance with the sale agreements, a fixed amount of excess servicing fees is set aside to absorb potential credit losses. Accounts receivable from securitization principally represents excess servicing fees earned and due to the Company. Transaction expenses are deferred and amortized over the reinvestment period of the transaction as a reduction of loan servicing fees. The monthly pattern of recording loan servicing fees is similar to the revenue recognition that the Company would have experienced if the loans had not been securitized.

         In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes the accounting for certain financial asset transfers including securitization transactions. SFAS 125 requires an entity, after a transfer of financial assets that meets the criteria for sale accounting, to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets for which control has been surrendered. The provisions of SFAS 125 are effective January 1, 1997. Based on the anticipated performance of securitization transactions the Company has undertaken, the Company does not believe the adoption of the new standard will have a material impact on the Company's financial statements.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization ($99,104 and $61,452 as of December 31, 1996 and 1995, respectively). Depreciation and amortization expense are computed generally by the straight-line method over the estimated useful lives of the assets.

SOLICITATION: The Company expenses the costs related to the solicitation of new accounts as incurred.

CREDIT CARD FRAUD LOSSES: The Company experiences fraud losses from the unauthorized use of credit cards. Transactions suspected of being fraudulent are charged to non-interest expense after a 60-day investigation period.

INCOME TAXES: Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common and common equivalent shares, including dilutive stock options and restricted stock outstanding during the year, after giving retroactive effect to the initial capitalization of the Company as if the issuance of all shares had occurred on January 1, 1994. Income that would have been generated from the proceeds of the Company's common stock on November 22, 1994 was not considered in the calculation of earnings per share.

INTEREST RATE SWAP AGREEMENTS: The Company enters into interest rate swap agreements ("swaps") for purposes of managing its interest rate sensitivity. The Company designates swaps to on-balance sheet instruments to alter the interest rate characteristics of such instruments and to modify interest rate sensitivity. The Company also designates swaps to off-balance sheet items to reduce the interest rate sensitivity associated with off-balance sheet cash flows (i.e., securitizations).

         Swaps involve the periodic exchange of payments over the life of the agreements. Amounts received or paid on swaps that are used to manage interest rate sensitivity and alter the interest rate characteristics of on-balance sheet instruments or reduce interest rate sensitivity associated with off-balance sheet items are recorded on an accrual basis as an adjustment to the related income or expense of the item to which the agreements are designated. The related amount receivable from counterparties of $41,548 and $26,652 as of December 31, 1996 and 1995, respectively, was included in other assets. Changes in the fair value of swaps are not reflected in the accompanying financial statements.





                                                                Capital One   45

(dollars in thousands, except per share data)

         The Company's credit exposure on swaps is limited to the value of the swaps that have become favorable to the Company in the event of nonperformance by the counterparties. The Company does not require collateral from counterparties on its existing agreements. The Company actively monitors the credit ratings of counterparties and does not anticipate nonperformance by the counterparties with which it transacts its swaps.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B    SECURITIES AVAILABLE FOR SALE

Securities available for sale as of December 31, 1996 were as follows:

                                                                        Maturity Schedule
                                                    ---------------------------------------------------------
                                                      1 Year        1-5      Over 10        Value      Cost
                                                     or less       Years      Years        Totals     Totals
------------------------------------------------------------    --------     -------     --------    --------
Commercial Paper                                    $ 84,297                             $ 84,297    $ 84,297
U.S. Government Agency Discount Notes                243,302                              243,302     243,258
U.S. Treasury Notes                                  150,281    $354,680                  504,961     501,916
Collateralized Mortgage Obligations                                          $20,834       20,834      20,479
Mortgage Backed Securities                                                    11,607       11,607      11,849
                                                    --------    --------     -------     --------    --------
                                                    $477,880    $354,680     $32,441     $865,001    $861,799
                                                    ========    ========     =======     ========    ========



                                                           Weighted Average Yields
                                                     --------------------------------
                                                      1 Year        1-5      Over 10
                                                     or less       Years      Years
------------------------------------------------------------       -----     --------
Commercial Paper                                        5.90%
U.S. Government Agency Discount Notes                   5.54
U.S. Treasury Notes                                     7.08        7.11%
Collateralized Mortgage Obligations                                             6.99%
Mortgage Backed Securities                                                      7.02
                                                       ------      ------      ------
                                                        6.09%       7.11%       7.00%
                                                       =======     ======      ======


         Securities available for sale as of December 31, 1995 consisted of U.S. Government obligations maturing in 1997 and 1998, which had an amortized cost of $402,250, a fair value of $413,016 and a weighted average yield of 7.15%.

         Securities available for sale as of December 31, 1994 consisted of a U.S. Government obligation that matured in March 1995 and had an amortized cost of $99,103, a fair value of $99,070 and a yield of 5.39%.





46   Capital One

NOTE C    ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses:

                                                  Year Ended December 31
                                         ---------------------------------------
                                            1996          1995            1994
--------------------------------------------------      --------        --------
Balance at beginning of year             $  72,000      $ 68,516        $ 63,516
Provision for loan losses                  167,246        65,895          30,727
Transfer to loans held for
  securitization                          (27,887)      (11,504)         (4,869)
Increase from consumer loan
  purchase                                   9,000
Charge-offs                               (115,159)      (64,260)        (31,948)
Recoveries                                  13,300        13,353          11,090
                                         ---------      --------        --------
Net charge-offs                           (101,859)      (50,907)        (20,858)
                                         ---------      --------        --------
Balance at end of year                   $ 118,500      $ 72,000        $ 68,516
                                         =========      ========        ========


NOTE D    BORROWINGS

Borrowings as of December 31, 1996 and 1995 were as follows:

                                                 1996                           1995
                                        -------------------------------------------------------
                                                       WEIGHTED                       Weighted
                                                        AVERAGE                        Average
                                       OUTSTANDING       RATE         Outstanding       Rate
--------------------------------------------------     --------       -----------     ---------
INTEREST-
  BEARING DEPOSITS                      $  943,022       4.31%         $  696,037       6.07%
                                        ==========      ======         ==========      ======
SHORT-TERM
  BORROWINGS
Federal funds
  purchased                             $  445,600       6.26%         $  709,803       5.76%
Credit facility                                                           100,000       6.03
Other                                       85,383       6.43
                                        ----------                     ----------
Total                                   $  530,983                     $  809,803
                                        ==========                     ==========
SENIOR NOTES
Bank - fixed rate                       $3,140,237       7.31%         $1,804,869       7.74%
Bank - variable rate                       429,000       5.99             687,000       6.33
Corporation                                125,000       7.25
                                        ----------                     ----------
Total                                   $3,694,237                     $2,491,869
                                        ==========                     ==========
DEPOSIT NOTES
Fixed rate                              $  224,996       6.71%
Variable rate                               75,000       5.86
                                        ----------
Total                                   $  299,996
                                        ==========

         On November 25, 1996, the Company entered into a four-year, $1,700,000 unsecured revolving credit arrangement (the "Credit Facility"), which replaced the 1995 Credit Facility, discussed below. The Credit Facility is comprised of two tranches: a $1,375,000 Tranche A facility available to the Bank and the Savings Bank, including an option for up to $225,000 in multi-currency availability, and a $325,000 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $100,000 in multi-currency availability. Each tranche under the facility is structured as a four-year commitment and will be available for general corporate purposes. The borrowings of the Savings Bank are limited to $500,000 during the first year of the Credit Facility and $750,000 thereafter. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but which have not been paid. Any borrowing under the Credit Facility will mature on November 24, 2000; however, the final maturity of each tranche may be extended for three additional one-year periods.

         On April 30, 1996, the Bank amended and restated its existing $3,500,000 bank note program. Under the amended bank note program, the Bank may issue from time to time up to $4,500,000 of senior bank notes with maturities from 30 days to 30 years and up to $200,000 of subordinated bank notes (none issued as of December 31, 1996) with maturities from five to 30 years.

         The Corporation filed a $200,000 shelf registration statement ($125,000 issued as of December 31, 1996) with the Securities and Exchange Commission on September 19, 1996 under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities, consisting of debentures, notes and/or other unsecured evidences, (ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock. The securities will be limited to a $200,000 aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation.

         On April 30, 1996, the Bank established a deposit note program under which the Bank may issue from time to time up to $2,000,000 of deposit notes with maturities from 30 days to 30 years.

         Subsequent to year-end, the Bank through a subsidiary created as a Delaware statutory business trust issued $100,000 aggregate amount of Floating Rate Subordinated Capital Income Securities that mature on February 1, 2027.





                                                                Capital One   47

(dollars in thousands, except per share data)

         On November 17, 1995, the Company entered into a three-year, $1,715,000 unsecured revolving credit arrangement (the "1995 Credit Facility"), which was replaced in 1996 by the Credit Facility discussed above. The 1995 Credit Facility, which replaced the 1994 syndicated bank facility, consisted of three tranches. Tranches A and B, for $1,300,000 and $200,000, respectively, were available to the Bank. In addition, Tranche B allowed the Bank to borrow in major foreign currencies. Tranche C was for $215,000 and was available to the Corporation and the Bank.

         The Company entered into swaps to effectively convert certain of the interest rates on bank notes from fixed to variable. The swaps, which had a notional amount totaling $974,000 as of December 31, 1996, will mature in 1997 through 2000 to coincide with maturities of fixed bank notes. These swaps paid three-month London Interbank Offered Rate ("LIBOR") at a weighted average contractual rate of 5.59% as of December 31, 1996 and received a weighted average fixed rate of 7.71%.

         As of December 31, 1995, swaps with a notional amount totaling $1,014,000, with maturity dates from 1996 through 2000, paid three-month LIBOR at a weighted average contractual rate of 5.69% and received a weighted average fixed rate of 7.68%. In 1995, the Company entered into basis swaps (notional amounts totaling $260,000) to effectively convert bank notes, with a variable rate based on six-month LIBOR to a variable rate based on three-month LIBOR. These swaps and bank notes matured in 1996.

         Senior and deposit notes as of December 31, 1996, mature as follows (all other borrowings mature in 1997):

                   Senior Notes     Deposit Notes             Total
-------------------------------     -------------        -----------
1997                 $  891,436                          $  891,436
1998                    800,166          $299,996         1,100,162
1999                    625,000                             625,000
2000                    599,614                             599,614
2001                    438,115                             438,115
Thereafter              339,906                             339,906
                     ----------          --------        ----------
Total                $3,694,237          $299,996        $3,994,233
                     ==========          ========        ==========

NOTE E    ASSOCIATE BENEFIT PLANS

The Company sponsors a contributory Associate Savings Plan in which substantially all full-time and certain part-time associates are eligible to participate. The Company matches a portion of associate contributions and makes discretionary contributions based upon the Company's earnings per common share. Effective January 1, 1996, the Company is required to make additional contributions for pay-based credits for eligible associates which were previously provided under the Cash Balance Pension Plan. The Company's contributions to this plan were $9,048, $2,701 and $3,890 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Through December 31, 1995, the Company provided its associate pension benefits through the Cash Balance Pension Plan and postretirement medical coverage and life insurance benefits through the Associate Welfare Benefits Plan. Effective December 31, 1995, the Company amended the Cash Balance Pension Plan so that no future pay-based credits will accrue. Future pay-based credits will accrue to the Associate Savings Plan discussed above. Neither the remaining obligations under the Cash Balance Pension Plan nor the obligations under the unfunded Associate Welfare Benefits Plan were material to the Company's financial statements.

NOTE F    STOCK PLANS

The Company has three stock-based compensation plans which are described below. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's fixed stock options, since the exercise price equals the market price of the underlying stock on the date of grant, nor for the stock purchase plan, which is considered to be noncompensatory. For the performance-based option plan discussed below, compensation cost for these options is measured as the difference between the exercise price and the market price required for vesting and is recognized over the estimated vesting period.

         During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which requires, for companies electing to continue to follow the recognition provisions of APB 25, pro forma information regarding net income and earnings per share, as if the recognition provisions of SFAS 123 were adopted for stock options granted subsequent to December 31, 1994. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. For the year ended December 31, 1996 and 1995, the Company's pro forma net income and earnings per share information would have been $151,853, or $2.25 per share, and $125,296, or $1.88 per share, respectively.





48   Capital One

         For the purpose of pro forma disclosures above, the fair value of the options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: dividend yield of 0.90%, volatility factors of the expected market price of the Company's common stock of 32% and 33%, risk-free interest rates of 5.90% and 6.30% and expected option lives of six and four years.

         Under the 1994 Stock Incentive Plan, the Company has reserved 7,370,880 common shares as of December 31, 1996 (5,370,880 as of December 31, 1995 and 1994) for issuance in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and incentive stock. The exercise price of each stock option issued to date equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. The number of shares available for future grants were 1,508,352, 2,061,640 and 3,334,473 as of December 31, 1996, 1995 and 1994,
respectively. Other than the performance-based options discussed below, options generally vest annually over three to five years and expire beginning November 2004. The restrictions on restricted stock (of which 23,215 shares were issued in 1995 at the then fair value of $16.75 per share) expire annually over three years.

         On April 18, 1996, stockholders approved an increase of 2,000,000 in shares available for issuance under the 1994 Stock Incentive Plan. With this approval, a September 15, 1995 grant to the Company's Chief Executive Officer and its President and Chief Operating Officer became effective. This grant was for performance-based options to purchase 2,500,000 common shares at the September 15, 1995 market price of $29.19 per share. Options vest if the fair market value of the common stock remains at or above the following specified levels for at least ten trading days in any 30 consecutive calendar day period:
Fifty percent of the options vest if the Company's stock reaches $37.50 per share, 25% vest if the stock reaches $43.75 per share and the remaining 25% vest if the stock reaches $50.00 per share. If these price levels are not achieved within five years from the date of grant, the portion of the options not previously vested will expire. The Company recognized $7,728 of compensation cost for the year ended December 31, 1996.

         On April 26, 1995, the Company adopted the 1995 Non-Associate Directors Stock Incentive Plan. This plan authorizes a maximum of 500,000 shares of the Company's common stock for the automatic grant of restricted stock and stock options to eligible members of the Company's Board of Directors. As of December 31, 1996 and 1995, respectively, 417,500 and 452,500 shares were available for grant under this plan. The options vest after one year and their maximum term is 10 years. Restrictions on the restricted stock (of which 12,500 shares were issued in 1995 at the then fair value of $19.88 per share) expire after one year. The exercise price of each option equals the market price of the Company's stock on the date of grant.

         A summary of the status of the Company's options as of December 31, 1996, 1995 and 1994, and changes for the years then ended is presented below:

                                                1996                           1995                           1994
                                         -----------------------------------------------------------------------------------
                                                     WEIGHTED-                     Weighted-                      Weighted-
                                                     AVERAGE                        Average                        Average
                                        OPTIONS  EXERCISE PRICE      Options    Exercise Price      Options    Exercise Price
                                         (000S)     PER SHARE         (000s)       Per Share         (000s)       Per Share
-----------------------------------------------  --------------      -------    --------------      -------    -------------
Outstanding - beginning of year           3,315          $19.67        2,036            $16.00
  Granted                                 2,694           29.04        1,361             25.08        2,036            $16.00
  Exercised                                 (12)          16.40           (6)            16.00
  Canceled                                 (103)          21.82          (76)            18.25
                                         ------         -------       ------           -------       ------           -------
Outstanding - end of year                 5,894          $23.92        3,315            $19.67        2,036            $16.00
                                         ======         =======       ======           =======       ======           =======
Exercisable - end of year                 1,196          $18.98          454            $16.00
Weighted-average fair value of
  options granted during the year                        $11.22                         $ 8.19
                                                        =======                        =======

  The following table summarizes information about options outstanding as of
                              December 31, 1996:

                                                Options Outstanding                              Options Exercisable
                                 ---------------------------------------------------------------------------------------------
                                      Number     Weighted-Average                               Number
                                 Outstanding            Remaining      Weighted-Average      Exercisable      Weighted-Average
Range of Exercise Prices               (000s)    Contractual Life        Exercise Price            (000s)       Exercise Price
$16.00 - $24.99                        2,463            8.0 years                $16.75              950                $16.33
$25.00 - $33.99                        3,431            8.7                       29.07              246                 29.18
                                 =============================================================================================





                                                                Capital One   49

(dollars in thousands, except per share data)

         Under the Company's Associate Stock Purchase Plan (the "Purchase Plan"), associates of the Company and its subsidiaries are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 1% of monthly base pay. The amounts deducted are applied to the purchase of unissued common stock of the Company at 85% of the current market price. An aggregate of 1,000,000 common shares have been authorized for issuance under the plan, of which 822,001 and 934,355 shares were available for issuance as of December 31, 1996 and 1995, respectively.

         Additionally, pursuant to a Marketing and Management Services Agreement between Signet Bank and Fairbank Morris, Inc. ("FMI"), a corporation controlled by members of the Company's executive management, 464,400 shares of restricted stock, at the then fair value of $16.00 per share, were awarded to FMI for services rendered for the period from January 1, 1994 to December 31, 1995. In connection with this award, $3,715 in compensation cost was recognized in both 1995 and 1994. The restrictions on this stock expired on November 15, 1995, one year after the grant date.

         On November 16, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles a registered holder to purchase from the Company one one-hundredth of a share of the Company's authorized Cumulative Participating Junior Preferred Stock (the "Junior Preferred Shares") at a price of $150 (the "Purchase Price"), subject to adjustment. The Company has reserved 1,000,000 shares of its authorized preferred stock for the Junior Preferred Shares. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. However, the Rights generally become exercisable and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of the Company's outstanding common stock or a tender offer or exchange offer is announced for the Company's common stock. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share.

NOTE G    OTHER NON-INTEREST EXPENSE

Other non-interest expense consisted of the following:

                                                  Year Ended December 31
                                             ----------------------------------
                                             1996          1995            1994
-------------------------------------------------------------------------------
Professional services                     $ 43,968       $28,787         $ 9,203
Fraud losses                                26,773        27,721          10,852
Bankcard association assessments            15,045        13,116           8,344
Other                                       46,397        27,919          12,677
                                          --------       -------         -------
Total                                     $132,183       $97,543         $41,076
                                          ========       =======         =======

NOTE H    REGULATORY MATTERS

The Bank and the Savings Bank are subject to capital adequacy guidelines adopted by the Federal Reserve Board and the Office of Thrift Supervision (the "regulators"), respectively. The capital adequacy guidelines and the regulatory framework for prompt corrective action require the Bank and the Savings Bank to attain specific capital levels based upon quantitative measures of their assets, liabilities and off-balance sheet items as calculated under Regulatory Accounting Principles. The inability to meet and maintain minimum capital adequacy levels could result in regulators taking actions that could have a material effect on the Company's consolidated financial statements. Additionally, the regulators have broad discretion in applying higher capital requirements. Regulators consider a range of factors in determining capital adequacy, such as an institution's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls.

         The most recent notifications from the regulators categorized the Bank and the Savings Bank as "well capitalized". The Bank must maintain minimum Tier 1 Capital, Total Capital and Tier 1 Leverage ratios of 4%, 8% and 4%, and the Savings Bank must maintain minimum Tangible Capital, Total Capital and Core Capital ratios of 1.5%, 8% and 3%, respectively, under capital adequacy guidelines, and 6%, 10% and 5%, respectively, to be well capitalized under the regulatory framework for prompt corrective action. As of December 31, 1996, the Bank's Tier 1 Capital, Total Capital and Tier 1 Leverage ratios were 11.61%, 12.87% and 9.04%, respectively. As of December 31, 1996, the Savings Bank's Tangible Capital, Total Capital and Core Capital ratios were 9.18%, 16.29% and 9.18%, respectively. In addition, the Savings Bank is subject for the first three years of its operations to additional capital requirements, including the requirement to maintain a minimum Core Capital ratio of 8% and a Total Capital ratio of 12%. As of December 31, 1996, there are no conditions or events since the notifications discussed above that Management believes have changed either the Bank's or the Savings Bank's capital category.





50   Capital One

         During 1996, the Bank received regulatory approval to establish a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve Board that, for so long as the Bank maintains such branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1996, the Company's Tier 1 Leverage ratio was 11.13%.

         Additionally, certain regulatory restrictions exist which limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 1996, retained earnings of the Bank and the Savings Bank of $113,700 and $4,600, respectively, were available for payment of dividends to the Corporation, without prior approval by the regulators. The Savings Bank is required to give the Office of Thrift Supervision at least 30 days' advance notice of any proposed dividend.

NOTE I   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 were as follows:

                                                         December 31
                                                   -----------------------
                                                   1996               1995
--------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                    $41,475             $26,177
   Stock incentive plan                           2,758
   Other                                          7,542               2,590
                                                -------            --------
Total deferred tax assets                        51,775              28,767

Deferred tax liabilities:
   Service charge accrual                         5,368
   Deferred issuance & replacement costs          3,119               2,376
   Depreciation                                   2,546               1,872
   Unrealized gains on
      securities available for sale               1,121               3,768
   Finance charge accrual                                             9,794
   Other                                            542               2,054
                                                -------            --------
Total deferred tax liabilities                   12,696              19,864
                                                -------            --------
Net deferred tax assets                         $39,079            $  8,903
                                                =======            ========

         Significant components of the provision for income taxes attributable to continuing operations were as follows:

                                   Year Ended December 31
                              -------------------------------
                              1996          1995         1994
-------------------------------------------------------------
Federal taxes              $119,027       $63,162      $51,942
State taxes                   1,715           600
Deferred income taxes       (27,529)        7,458         (378)
                           --------       -------      -------
Income taxes               $ 93,213       $71,220      $51,564
                           ========       =======      =======


The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense was:

                                               Year Ended December 31
                                            ----------------------------
                                            1996        1995        1994
------------------------------------------------------------------------
Income tax at statutory
  federal tax rate of 35%                 $86,968     $69,206     $51,389
State taxes, net of federal benefit         1,115         390
Other                                       5,130       1,624         175
                                          -------     -------     -------
Income taxes                              $93,213     $71,220     $51,564
                                          =======     =======     =======

NOTE J    COMMITMENTS AND CONTINGENCIES

As of December 31, 1996, the Company had outstanding lines of credit of approximately $26,800,000 committed to its customers. Of that total commitment, approximately $14,000,000 was unused. While this amount represented the total available lines of credit to customers, the Company had not experienced and does not anticipate that all of its customers will exercise their entire available line at any given point in time. The Company has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

         Certain premises and equipment are leased under agreements that expire at various dates through 2006, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total rental expense amounted to $12,603, $5,394 and $3,700 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Future minimum rental commitments as of December 31, 1996 for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

1997                    $10,813
1998                     10,603
1999                      8,483
2000                      6,800
2001                      5,227
Thereafter               14,863
                        -------
                        $56,789
                        =======

         During 1995, the Company and the Bank became involved in three purported class action suits relating to certain collection practices engaged in by Signet Bank and, subsequently, by the Bank. The complaints in these three cases allege that Signet Bank and/or the Company violated a variety of federal and state statutes and constitutional and common law duties by filing collection lawsuits, obtaining judgments and pursuing garnishment proceedings in the Virginia state courts against defaulted credit





                                                                Capital One   51

(dollars in thousands, except per share data)

card customers who were not residents of Virginia. These cases were filed in the Superior Court of California in the County of Alameda, Southern Division, on behalf of a class of California residents, in the United States District Court for the District of Connecticut on behalf of a nationwide class and in the United States District Court for the Middle District of Florida on behalf of a nationwide class (except for California). The complaints in these three cases seek unspecified statutory damages, compensatory damages, punitive damages, restitution, attorneys' fees and costs, a permanent injunction and other equitable relief.

         On July 31, 1996, the Florida case was dismissed without prejudice, which permits further proceedings. The plaintiff has since noticed her appeal to the United States Court of Appeals for the Eleventh Circuit and refiled certain claims arising out of state law in Florida state court.

         On September 30, 1996, the Connecticut court entered judgement in favor of the Bank on plaintiff's federal claims and dismissed without prejudice plaintiff's state law claims. The plaintiff has refiled, on behalf of a class of Connecticut residents, her claims arising out of state law in a Connecticut state court.

         Subsequent to year-end 1996, the California court entered judgment in favor of the Bank on all of the plaintiff's claims. The time period in which plaintiffs may file an appeal of the court's decision has not yet expired.

         In connection with the transfer of substantially all of Signet Bank's credit card business to the Bank in November 1994, the Company and the Bank agreed to indemnify Signet Bank for certain liabilities incurred in litigation arising from that business, which may include liabilities, if any, incurred in the three purported class action cases described above. Because no specific measure of damages is demanded in any of the complaints and each of these cases is in early stages of litigation, an informed assessment of the ultimate outcome of these cases cannot be made at this time. Management believes, however, that there are meritorious defenses to these lawsuits and intends to defend them vigorously.

         The Company is commonly subject to various other pending and threatened legal actions arising from the conduct of its normal business activities. In the opinion of the Management of the Company, the ultimate aggregate liability, if any, arising out of any pending or threatened action will not have a material adverse effect on the consolidated financial condition of the Company. At the present time, however, Management is not in a position to determine whether the resolution of pending or threatened litigation will have a material effect on the Company's results of operations in any future reporting period.

NOTE K    RELATED PARTY TRANSACTIONS

In the ordinary course of business, executive officers and directors of the Company may have credit card loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectability.

         Prior to November 22, 1994, and on a declining basis thereafter, Signet and its various subsidiaries provided significant financial and operational support to the Company, the estimated costs of which have been allocated to the Company. Since the Company operated as a division of Signet Bank for all periods prior to November 22, 1994, these allocations did not necessarily represent expenses that would have been incurred directly by the Company had it operated on a stand-alone basis historically. The following table summarizes the effects of these allocations (including interest expense) and servicing income related to the retained credit card portfolio reflected in the financial statements. Revenues and expenses generated in 1995 from agreements with Signet through February 28, 1995 were immaterial.

                                                       Year Ended
                                                       December 31
                                                          1994
--------------------------------------------------------------------
Revenues:
Loan servicing income pertaining to
  retained credit card portfolio                         $11,046
Expenses:
  Interest expense on affiliate borrowings                67,161
  Salaries and associate benefits                          7,509
  Data processing services                                16,524
  Contract termination                                    49,000
  Other                                                    6,303

         Incremental expenses, other than interest expense, that the Company would have incurred directly had it operated on a stand-alone basis were estimated to be $6,000 (unaudited) for the year ended December 31, 1994.

         Premises and equipment with a net book value of $21,800 were transferred from Signet on November 22, 1994.

         Effective November 22, 1994, the Company entered into a Separation Agreement, Interim Service Agreement and long-term Intercompany Servicing Agreements, a Tax Sharing Agreement and an Associate Benefits Agreement, which provide for certain ongoing operational and financial relationships between the Company and Signet that expire in 1997.





52   Capital One

NOTE L    SECURITIZATIONS

The Company securitized $2,695,000 and $3,525,000 of credit card receivables in 1996 and 1995, respectively, and had $8,460,607 of investors' undivided interests in the receivables under securitizations outstanding as of December 31, 1996, with expected maturities from 1997 to 2001 (extendable to 2004). The income from securitizations is included in credit card servicing income.

         The Company has entered into swaps to reduce the interest rate sensitivity associated with these securitizations. In 1995, the Company entered into swaps with notional amounts totaling $591,000 which are scheduled to mature in 1998 and 1999 to coincide with the final payment date of a 1995 securitization. In 1994, the Company entered into swaps with notional amounts totaling $539,000 which are scheduled to mature in 1997 to coincide with the final payment date of the remaining term of a 1993 securitization. These swaps paid floating rates of three-month LIBOR (weighted average contractual rate of 5.55% and 5.78% as of December 31, 1996 and 1995, respectively) and received a weighted average fixed rate of 7.23% as of December 31, 1996 and 1995.

         The terms of securitizations require the Company to maintain a certain level of assets, retained by the trust, to absorb potential credit losses. The amount available to absorb potential credit losses was included in accounts receivable from securitizations and was $266,813 and $235,188 as of December 31, 1996 and 1995, respectively.

NOTE M  SIGNIFICANT CONCENTRATION
        OF CREDIT RISK

The Company is active in originating consumer loans primarily in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. Loans are made primarily on an unsecured basis; however, certain loans require collateral in the form of cash deposits.

         The geographic distribution of the Company's consumer loans was as follows:

                                                      Year Ended December 31
                                       ------------------------------------------------
                                                   1996                    1995
                                       ------------------------------------------------
                                           LOANS          %         Loans         %
                                       ------------------------------------------------
GEOGRAPHIC
 REGION:
  Northeast                            $ 2,465,237      19.25%  $ 2,010,326      19.25%
  South                                  4,615,596      36.05     3,777,644      36.17
  Midwest                                2,386,918      18.64     1,949,113      18.66
  West                                   3,277,717      25.60     2,698,613      25.83
  Other                                     58,501        .46         9,784        .09
                                        12,803,969     100.00%   10,445,480     100.00%
                                       -----------     -------  -----------     -------
Less securitized
 balances                              (8,460,067)              (7,523,801)
                                       -----------              -----------
Total loans                            $ 4,343,902              $ 2,921,679
                                       ===========              ===========

NOTE N    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discloses the fair value of financial instruments as of December 31, 1996 and 1995, whether or not recognized in the balance sheets, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under generally accepted accounting principles, these disclosures exclude certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         The following methods and assumptions were used by the Company in estimating the fair value as of December 31, 1996 and 1995, for its financial instruments:

CASH AND DUE FROM BANKS: The carrying amount approximated fair value.

CASH EQUIVALENTS: The carrying amounts of federal funds sold and interest-bearing deposits at other banks approximated fair value.

SECURITIES AVAILABLE FOR SALE: The fair value of securities available for sale was determined using current market prices. See Note B.

CONSUMER LOANS: The net carrying amount approximated fair value due to the relatively short average life and variable interest rates on a substantial number of these loans. This amount excluded any value related to account relationships.

INTEREST RECEIVABLE: The carrying amount approximated fair value.

BORROWINGS: The carrying amounts of interest-bearing deposits, short-term borrowings and deposit notes approximated fair value. The fair value of senior notes was $3,722,000 and $2,553,000 as of December 31, 1996 and 1995,
respectively, determined based on quoted market prices.

INTEREST PAYABLE: The carrying amount approximated fair value.

INTEREST RATE SWAP AGREEMENTS: The fair value was the estimated amount that the Company would have received to terminate the swap agreements at the respective dates, taking into account the forward yield curve and the creditworthiness of the swap counterparties. As of December 31, 1996 and 1995, the estimated fair value was $32,700 and $85,200, respectively.





                                                                Capital One   53

(dollars in thousands, except per share data)


NOTE O CAPITAL ONE FINANCIAL CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

                                                  December 31
                                          -----------------------------
Balance Sheets                              1996                1995
-----------------------------------------------------------------------
ASSETS
Cash and cash equivalents                 $ 16,073            $  7,792
Investment in subsidiaries                 748,365             587,518
Loans to subsidiaries                      105,000
Other                                        2,333               3,881
                                          --------            --------
  Total assets                            $871,771            $599,191
                                          ========            ========

LIABILITIES
Senior notes                              $125,000
Other                                        6,380
                                          --------
  Total liabilities                        131,380

STOCKHOLDERS' EQUITY                       740,391            $599,191
                                          --------            --------
  Total liabilities and stockholders'
     equity                               $871,771            $599,191
                                          ========            ========



                                                  Year Ended
                                                  December 31                Period from Inception
                                         --------------------------------     (November 22, 1994)
Statements of Income                        1996                1995         to December 31, 1994
--------------------------------------------------------------------------------------------------
Interest from
  temporary
  investments                            $   2,296            $    560              $    79
Interest expense                             3,013
Dividends from
  subsidiaries                             117,400              11,000
Non-interest
  expense                                      571                 456                    7
                                         ---------            --------       --------------
Income before income
  taxes and equity in
  undistributed earnings
  of subsidiaries                          116,112              11,104                   72
Income taxes                                 (490)                  37                   28
                                         ---------            --------       --------------
                                           116,602              11,067                   44
Equity in
  undistributed
  earnings of
  subsidiaries                              38,665             115,444               11,029
                                         ---------            --------       --------------
Net income                               $ 155,267            $126,511              $11,073
                                         =========            ========       ==============


                                                                                           Year Ended
                                                                                           December 31        Period from Inception
                                                                                     -----------------------   (November 22, 1994)
Statements of Cash Flows                                                               1996          1995      to December 31, 1994
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

Net income                                                                           $ 155,267     $ 126,511          $ 11,073
Adjustments to reconcile net income to net cash provided by operating activities:
     Equity in undistributed earnings of subsidiaries                                  (38,665)     (115,444)          (11,029)
     Amortization of deferred compensation                                                  62         4,020             3,715
     Increase (decrease) in other assets                                                 2,017        (3,161)             (720)
     Increase (decrease) in other liabilities                                            6,380        (1,054)            1,054
                                                                                     ---------    ----------       -----------
Net cash provided by operating activities                                              125,061        10,872             4,093

INVESTING ACTIVITIES:

Increase in investment in subsidiaries                                                (119,502)       (2,470)          (92,124)
Increase in loans to subsidiaries                                                     (105,000)
                                                                                     ---------    ----------       -----------
Net cash used for investing activities                                                (224,502)       (2,470)          (92,124)

FINANCING ACTIVITIES:

Issuance of senior notes                                                               125,000
Proceeds from issuance of common stock                                                   3,109         1,257           101,915
Proceeds from exercise of stock options                                                    186           132
Dividends paid                                                                         (20,573)      (15,883)
                                                                                     ---------    ----------       -----------
Net cash provided by (used for) financing activities                                   107,722       (14,494)          101,915
Increase (decrease) in cash and cash equivalents                                         8,281        (6,092)           13,884
Cash and cash equivalents at beginning of period                                         7,792        13,884
                                                                                     ---------    ----------       -----------
Cash and cash equivalents at end of period                                           $  16,073    $    7,792          $ 13,884
                                                                                     =========    ==========       ===========





54   Capital One