Form 10-K, Exhibit 13
period 1997-12-31
CAPITAL ONE FINANCIAL CORP
filed 1998-03-18
CIK 927628

                                                                      Exhibit 13

SELECTED FINANCIAL AND OPERATING DATA

                                                                        Year Ended December 31
                                  --------------------------------------------------------------------------------------------------

                                                                                                                          FIVE-YEAR
(Dollars in Thousands,                                                                                                    COMPOUND
Except Per Share Data)                1997          1996          1995         1994/(1)/       1993/(1)/      1992/(1)/  GROWTH RATE
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income                   $   717,985   $   660,483   $   457,409   $   258,672     $   259,857     $  120,630        42.87%
Interest expense                      334,847       294,999       249,396        93,695          67,994         29,888        62.13
                                  --------------------------------------------------------------------------------------------------
Net interest income                   383,138       365,484       208,013       164,977         191,863         90,742        33.39
Provision for loan losses             262,837       167,246        65,895        30,727          34,030         55,012        36.72
                                  --------------------------------------------------------------------------------------------------

Net interest income after
     provision for loan losses        120,301       198,238       142,118       134,250         157,833         35,730        27.48
Non-interest income                 1,069,130       763,424       553,043       396,902         194,825        121,642        54.45
Non-interest expense/(2)/             883,978       713,182       497,430       384,325         181,804        108,508        52.12
                                  --------------------------------------------------------------------------------------------------

Income before income taxes            305,453       248,480       197,731       146,827         170,854         48,864        44.27
Income taxes                          116,072        93,213        71,220        51,564          60,369         16,614        47.52
                                  --------------------------------------------------------------------------------------------------
Net income                        $   189,381   $   155,267   $   126,511   $    95,263     $   110,485      $  32,250        42.48
------------------------------------------------------------------------------------------------------------------------------------
Dividend payout ratio                   10.90%        13.24%        12.55%

PER COMMON SHARE:
Basic earnings/(3)(4)/            $      2.87   $      2.34   $      1.93   $      1.44     $      1.67      $     .49
Diluted earnings/(3)(4)/                 2.80          2.32          1.91          1.44            1.67            .49
Dividends                                 .32           .32           .24
Book value as of year-end               13.66         11.16          9.05          7.18
Average common shares              66,069,897    66,227,631    65,690,838    66,067,250
Average common and common
     equivalent shares             67,650,864    67,025,233    66,392,284    66,067,250
------------------------------------------------------------------------------------------------------------------------------------

SELECTED AVERAGE
     BALANCES:
Securities                        $ 1,650,961   $ 1,147,079   $   962,624   $    62,626
Allowance for loan losses            (132,728)      (83,573)      (69,939)      (66,434)    $   (59,754)    $  (43,767)       24.84%
Total assets                        6,568,937     5,568,960     4,436,055     2,629,920       2,289,043        827,093        51.35
Deposits                              958,885     1,046,122       769,688        36,248
Other borrowings                    4,350,864     3,623,104     2,952,162     2,287,474       2,148,155        762,762        41.66
Preferred beneficial interests         89,529
Stockholders'/Division equity/(5)/    824,077       676,759       543,364       239,616         113,815         51,454        74.14
------------------------------------------------------------------------------------------------------------------------------------

SELECTED YEAR-END
     BALANCES:
Securities                        $ 1,475,354   $ 1,358,103   $ 1,244,195   $   425,570
Consumer loans                      4,861,687     4,343,902     2,921,679     2,228,455     $ 1,862,744     $1,304,560
Allowance for loan losses            (183,000)     (118,500)      (72,000)      (68,516)        (63,516)       (55,993)
Total assets                        7,078,279     6,467,445     4,759,321     3,091,980       1,991,207      1,351,802
Deposits                            1,313,654       943,022       696,037       452,201
Other borrowings                    4,428,886     4,525,216     3,301,672     2,062,688       1,791,464      1,266,507
Preferred beneficial interests         97,664
Stockholders'/Division equity/(5)/    893,259       740,391       599,191       474,557         168,879         69,294
------------------------------------------------------------------------------------------------------------------------------------

MANAGED CONSUMER
     LOAN DATA:
Average reported loans            $ 4,103,036   $ 3,651,908   $ 2,940,208   $ 2,286,684     $ 2,213,378     $  772,742        39.64%
Average securitized loans           8,904,146     7,616,553     6,149,070     3,910,739       1,052,187        680,000        67.27
                                  --------------------------------------------------------------------------------------------------
Average total managed loans        13,007,182    11,268,461     9,089,278     6,197,423       3,265,565      1,452,742        55.02
Interest income                     2,045,967     1,662,990     1,192,100       733,659         432,521        249,082        52.37
Year-end total managed loans       14,231,015    12,803,969    10,445,480     7,378,455       4,832,400      1,984,560        48.29
Year-end total accounts (000s)         11,747         8,586         6,149         5,049           3,118          1,672        47.69
Yield                                   15.73%        14.76%        13.12%        11.84%          13.24%         17.15%
Net interest margin                      8.86          8.16          6.27          6.90            9.55          12.63
Delinquency rate                         6.20          6.24          4.20          2.95            2.39           5.30
Net charge-off rate                      6.59          4.24          2.25          1.48            2.09           5.18
------------------------------------------------------------------------------------------------------------------------------------

OPERATING RATIOS:
Return on average assets                 2.88%         2.79%         2.85%         3.62%           4.83%          3.90%
Return on average equity                22.98         22.94         23.28         39.76           97.07          62.68
Equity to assets (average)              12.55         12.15         12.25          9.11            4.97           6.22
Allowance for loan losses to loans
     as of year-end/(6)/                 3.76          2.73          2.85          3.07            3.41           4.29
------------------------------------------------------------------------------------------------------------------------------------


(1) The Company's results prior to November 22, 1994, reflect operations as a division of Signet Bank. Prior to November 22, 1994, Signet Banking Corporation, the parent of Signet Bank, had provided significant financial and operational support to the Company.
(2) Non-interest expense includes a $49.0 million ($31.9 million after-tax) nonrecurring charge for computer services termination expense in 1994.
(3)  Assumes 66,067,250 shares outstanding prior to November 22, 1994.
(4) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement 128, see the Notes to Consolidated Financial Statements.
(5) Division equity reflects an allocation of capital to Capital One Bank as a division for purposes of preparation of the financial statements of the Company. Such allocation is not subject to regulatory minimums.
(6)  Excludes consumer loans held for securitization.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Capital One Financial Corporation (the "Corporation") is a holding company whose subsidiaries provide a variety of products and services to consumers. The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, and Capital One, F.S.B. (the "Savings Bank"), which provides certain consumer lending and deposit services. The Corporation and its subsidiaries are collectively referred to as the "Company." As of December 31, 1997, the Company had 11.7 million customers and $14.2 billion in managed consumer loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the world.
         The Company's profitability is affected by the net interest margin and non-interest income earned on earning assets, consumer usage patterns, credit quality, the level of marketing expense and operating efficiency. The Company's revenues consist primarily of interest income on consumer loans and securities, and non-interest income consisting of gains on securitization of loans, servicing income and fees (such as annual membership, cash advance, cross-sell, interchange, overlimit, past-due and other fee income, collectively "fees"). The Company's primary expenses are the costs of funding assets, credit losses, operating expenses (including salaries and associate benefits), marketing expense, processing expenses and income taxes.
         Significant marketing expenses (e.g., advertising, printing, credit bureau costs and postage) to implement the Company's new product strategies are incurred and expensed prior to the acquisition of new accounts while the resulting revenues are recognized over the life of the acquired accounts. Revenues recognized are a function of the response rate of the initial marketing program, usage and attrition patterns, credit quality of accounts, product pricing and effectiveness of account management programs.

Earnings Summary

The following discussion provides a summary of 1997 results compared to 1996 results and 1996 results compared to 1995 results. Each component is discussed in further detail in subsequent sections of this analysis.

[graph omitted]

Year Ended December 31, 1997 Compared to Year ended December 31, 1996

         Net income of $189.4 million for the year ended December 31, 1997 increased $34.1 million, or 22%, over net income of $155.3 million in 1996. The increase in net income is primarily the result of an increase in asset and account volumes, offset by a decrease in net interest margin. Net interest income increased $17.7 million, or 5%, as average earning assets increased 20%, offset by a decrease in the net interest margin to 6.66% from 7.62%. The provision for loan losses increased $95.6 million, or 57%, as average reported loans (on-balance sheet loans and loans held for securitization, collectively "reported" loans) increased 12% and the reported charge-off rate increased to 4.83% in 1997 from 3.63% in 1996, as a result of an increase in the average age of the accounts (generally referred to as "seasoning") and general economic trends in consumer credit performance. Non-interest income increased $305.7 million, or 40%, primarily as a result of the increase in average managed accounts of 33%, a 17% increase in average securitized loans, a shift to more fee-based accounts, a change in the timing and amount ("terms") of certain fees charged and the incremental impact of securitization accounting. Increases in salaries and benefits expense of $74.2 million, or 34%, and other non-interest expenses of $96.6 million, or 19%, primarily reflected the incremental cost of operations to manage the growth in the Company's accounts. Average managed consumer loans grew 15% for the year ended December 31, 1997, to $13.0 billion from $11.3 billion for the year ended December 31, 1996, and average managed accounts grew 33% for the same period to 9.9 million from 7.5 million as a result of the continued success of the Company's marketing and account management strategies.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Net income of $155.3 million for the year ended December 31, 1996 increased $28.8 million, or 23%, over net income of $126.5 million in 1995. The increase in net income is primarily a result of an increase in both asset volumes and rates. Net interest income increased $157.5 million, or 76%, as average earning assets increased 23% and the net interest margin increased to 7.62% from 5.35%. The provision for loan losses increased $101.4 million, or 154%, as average reported consumer loans increased 24% and the reported net charge-off rate increased to 3.63% in 1996 from 2.03% in 1995, the result of seasoning. Non-interest income increased $210.4 million, or 38%, primarily due to the increase in average managed consumer loans and a shift to more fee-intensive products. Increases in marketing costs of $59.8 million, or 41%, and other non-interest expenses of $155.9 million, or 44%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to build infrastructure and manage the growth in accounts. Average managed consumer loans grew 24% for the year ended December 31, 1996, to $11.3 billion from $9.1 billion for the year ended December 31, 1995, and average managed accounts grew 30% for the same period to 7.5 million from 5.7 million as a result of the continued success of the Company's marketing and account management strategies.

Managed Consumer Loan Portfolio

The Company analyzes its financial performance on a managed consumer loan portfolio basis. Managed consumer loan data adjusts the balance sheet and income statement to add back the effect of securitizing consumer loans. The Company also evaluates its interest rate exposure on a managed portfolio basis.
         The Company's managed consumer loan portfolio is comprised of reported and securitized loans. Securitized loans are not assets of the Company and, therefore, are not shown on the balance sheet.
         Table 1 summarizes the Company's managed consumer loan portfolio.

Table 1: Managed Consumer Loan Portfolio

                                                                     Year Ended December 31
                                                   -------------------------------------------------------
(In Thousands)                                   1997              1996             1995              1994          1993
-------------------------------------------------------------------------------------------------------------------------
Year-End Balances:
Consumer loans held for securitization                                         $ 400,000
On-balance sheet consumer loans            $ 4,861,687      $ 4,343,902        2,521,679        $2,228,455    $1,862,744
Securitized consumer loans                   9,369,328        8,460,067        7,523,801         5,150,000     2,969,656
                                         --------------------------------------------------------------------------------
Total managed consumer loan portfolio      $14,231,015      $12,803,969      $10,445,480        $7,378,455    $4,832,400
-------------------------------------------------------------------------------------------------------------------------

Average Balances:
Consumer loans held for securitization      $   98,838       $   699,044       $ 402,602         $ 432,581     $ 393,835
On-balance sheet consumer loans              4,004,198         2,952,864       2,537,606         1,854,103     1,819,543
Securitized consumer loans                   8,904,146         7,616,553       6,149,070         3,910,739     1,052,187
                                         --------------------------------------------------------------------------------
Total managed consumer loan portfolio      $13,007,182       $11,268,461     $ 9,089,278        $6,197,423    $3,265,565
-------------------------------------------------------------------------------------------------------------------------

         As of December 31, 1997, the managed consumer loan portfolio consisted of 62% fixed and 38% variable interest rate loans. The Company's reported consumer loan portfolio as of December 31, 1997 consisted of 58% fixed and 42% variable interest rate loans.
         Since 1990, the Company has actively engaged in consumer loan securitization transactions. In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which was effective January 1, 1997. Under SFAS 125, the Company records gains or losses on the securitization of consumer loan receivables based on the estimated fair value of assets obtained and liabilities incurred in the sale. Gains represent the present value of estimated cash flows the Company has retained over the estimated outstanding period of the receivables. This excess cash flow essentially represents an "interest only" ("I/O") strip, consisting of the excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. However, exposure to credit losses on the securitized loans is contractually limited to these excess cash flows. The incremental effect of applying the new requirements, was to increase servicing and securitizations income in 1997 by $32.0 million ($19.8 million net of tax). Certain estimates inherent in the determination of the fair value of the I/O strip are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term.

Any future gains that will be recognized in accordance with SFAS 125 will be dependent on the timing and amount of future securitizations. The Company will continuously assess the performance of new and existing securitization transactions as estimates of future cash flows change.

[graph omitted]

         For securitized loans prior to 1997, interest income, interest expense, service charges and provision for loan losses are included in non-interest income as servicing and securitizations income.
         A securitization generally involves the transfer by the Company of the receivables generated by a pool of consumer loan accounts to an entity created for the securitization, generally a trust or other special purpose entity ("the trusts"). Certificates issued ($9.4 billion outstanding as of December 31, 1997) by the trusts represent undivided ownership interests in those receivables transferred into the trusts. The credit quality of the receivables is supported by credit enhancement, which may be in various forms including a letter of credit, a cash collateral guaranty or account, or a subordinated interest in the receivables in the pool. The securitization results in the removal of the receivables, other than the Company's retained interest ("seller's interest"), from the Company's balance sheet for financial and regulatory accounting purposes.
         The receivables transferred to a securitization pool include those outstanding in the selected accounts at the time the trusts are formed and those arising under the accounts until the termination of the trusts. The Company also transfers to the trusts the cash collected in payment of principal, interest and fees received and the Company's interest in any collateral.
         Certificates representing participation interests in the pool are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale. The amount of receivables transferred to the trusts exceeds the initial principal amount of the certificates issued by the trusts to investors. The Company retains an interest in the trusts equal to the amount of the receivables in excess of the principal balance of the certificates. The Company's interest in the trusts varies as the amount of the excess receivables in the trusts fluctuates as the accountholders make principal payments and incur new charges on the selected accounts.
         The Company acts as a servicing agent and receives loan servicing fees ranging from .75% to 2.0% per annum of the securitized receivables. As a servicing agent, the Company continues to provide customer service, to collect past-due accounts and to provide all other services typically performed for its customers. Accordingly, its relationship with its customers is not affected by the securitization.
         The certificateholders are entitled to receive periodic interest payments at a fixed rate or a floating rate. In general, the Company's floating rate issuances are based on the London InterBank Offered Rate ("LIBOR"). Amounts collected in excess of that needed to pay the rate of interest are used to pay the credit enhancement fee and servicing fee and are available to absorb the investors' share of credit losses.
         Certificateholders in the Company's securitization program are generally entitled to receive principal payments either through monthly payments during an amortization period or in one lump sum after an accumulation period. Amortization may begin sooner in certain circumstances, including if the annualized portfolio yield (consisting, generally, of interest and fees) for a three-month period drops below the sum of the certificate rate payable to investors, loan servicing fees and net credit losses during the period or if certain other events occur.
         Prior to the commencement of the amortization or accumulation period, all principal payments received on the trusts' receivables are reinvested in new receivables of the selected accounts for the benefit of the trusts. During the amortization period, the investors' share of principal payments is paid to the certificateholders until they are paid in full. During the accumulation period, the investors' share of principal payments is paid into a principal funding account designed to accumulate amounts so that the certificates can be paid in full on the expected final payment date. The trusts continue in existence until all amounts required to be paid to certificateholders of all series are repaid, at which time any remaining receivables and funds held in the trusts will be reassigned to the Company.
         Table 2 indicates the impact of the consumer loan securitizations on average earning assets, net interest margin and loan yield for the periods presented. The Company intends to continue to securitize consumer loans.

Table 2: Operating Data and Ratios

                                                         Year Ended December 31
                                          -------------------------------------------------
(Dollars in Thousands)                             1997              1996              1995
                                          -------------------------------------------------
Reported:
         Average earning assets             $ 5,753,997       $ 4,798,987       $ 3,902,832
         Net interest margin(1)                    6.66%             7.62%             5.33%
         Loan yield                               15.11             16.21             13.52
-------------------------------------------------------------------------------------------
Managed:
         Average earning assets             $14,658,143       $12,415,540       $10,051,902
         Net interest margin(1)                    8.86%             8.16%             6.27%
         Loan yield                               15.73             14.76             13.12

(1) Net interest margin is equal to net interest income divided by average earning assets.

Risk Adjusted Revenue and Margin

In originating its consumer loan portfolio since the early 1990's, the Company has pursued a low introductory interest rate strategy with accounts repricing to higher rates after six to sixteen months from the date of origination ("first generation products"). The amount of repricing is actively managed in an effort to maximize return at the consumer level, reflecting the risk and expected performance of the account. Separately, accounts also may be repriced upwards or downwards based on individual consumer performance. Many of the Company's first generation products have a balance transfer feature under which consumers can transfer balances from their other obligations to the Company. The Company's historic managed loan growth has been principally the result of this balance transfer feature. Industry competitors have continuously solicited the Company's customers with similar low introductory interest rate strategies. Management believes that the competition has put, and will continue to put, additional pressure on low introductory interest rate strategies.
         In applying its information-based strategies ("IBS") and in response to competitive pressures during late 1994, the Company began to shift a significant amount of its marketing expense to second generation product opportunities. Second generation products consist of secured card products and other customized card products including affinity and co-branded cards, college student cards and other cards targeted to certain markets that were underserved by the Company's competitors. These products do not have the immediate impact on managed loan balances of the first generation products but typically consist of lower credit limit accounts and balances that build over time. The terms of the second generation products tend to include annual membership fees and higher annual finance charge rates. The profile of the consumers targeted for the second generation products, in some cases, may also tend to result in higher delinquency and consequently higher past-due and overlimit fees as a percentage of loan receivables outstanding than the first generation products.
         Although these second generation products have differing characteristics than first generation products, both meet the Company's objective of maximizing revenue for the level of risk undertaken. Management believes that comparable measures for external analysis are the risk adjusted revenue and risk adjusted margin of the portfolio. Risk adjusted revenue is defined as net interest income and non-interest income (exclusive of the impact resulting from the implementation of SFAS 125) less net charge-offs. Risk adjusted margin measures risk adjusted revenue as a percentage of average managed earning assets. It considers not only the loan yield and net interest margin, but also the fee income associated with these products. By deducting net charge-offs, consideration is given to the risk inherent in these differing products.
         In the fourth quarter of 1997, the Company modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. As a result, managed net interest income was reduced by $15.1 million and managed non-interest income was reduced by $8.0 million for

[graph omitted]
the reversal of previously accrued finance charges and fee income. In addition, this modification increased managed net charge-offs by $47.4 million. Also, in the fourth quarter of 1997, the Company recognized the estimated uncollectible portion of finance charge and fee income receivables which decreased loans by $50.2 million, managed net interest income by $19.8 million and managed non-interest income by $30.4 million. Risk adjusted revenue and risk adjusted margin, without these modifications, would have been $1.3 billion and 8.92%, respectively, in 1997.
         Table 3 provides income statement data and ratios for the Company's managed consumer loan portfolio. The causes of increases and decreases in the various components of risk adjusted revenue are discussed in further detail in subsequent sections of this analysis.


   Table 3: Managed Risk Adjusted Revenue

                                                   Year Ended December 31
   (Dollars in Thousands)                        1997               1996             1995
------------------------------------------------------------------------------------------
   Managed Income Statement:
   Net interest income                    $1,299,317         $1,013,557         $ 629,996
   Non-interest income(1)                    743,516            460,492           276,269
   Net charge-offs                          (856,704)          (477,732)         (204,828)
------------------------------------------------------------------------------------------
         Risk adjusted revenue            $1,186,129           $996,317         $ 701,437
------------------------------------------------------------------------------------------

   Ratios(2):
   Net interest margin                          8.86%              8.16%             6.27%
   Non-interest income                          5.07               3.71              2.75
   Net charge-offs                             (5.84)             (3.85)            (2.04)
------------------------------------------------------------------------------------------
         Risk adjusted margin                   8.09%              8.02%             6.98%
------------------------------------------------------------------------------------------

 (1) Excludes the $32 million pre-tax incremental impact on credit card securitizations income resulting from the implementation of SFAS 125 in 1997.
 (2) As a percentage of average managed earning assets.


[graph omitted]


Net Interest Income

Net interest income is interest and past-due fees earned from the Company's consumer loans and securities less interest expense on borrowings, which include interest-bearing deposits, other borrowings and borrowings from senior and deposit notes.
         Net interest income for the year ended December 31, 1997 was $383.1 million, compared to $365.5 million for 1996, representing an increase of $17.6 million, or 5%. Average earning assets increased 20% to $5.8 billion for the year ended December 31, 1997 from $4.8 billion in 1996. The reported net interest margin decreased to 6.66% in 1997 from 7.62% in 1996 and was primarily attributable to a 110 basis point decrease in the yield on consumer loans to 15.11% for the year ended December 31, 1997 from 16.21% for 1996. The yield on consumer loans decreased due to the securitization and, as a result, removal from the balance sheet of higher yielding second generation products during the fourth quarter of 1996 and a $24.4 million reduction in reported consumer loan income as a result of modifications in the charge-off policy and finance charge and fee income recognition previously discussed. These decreases were offset by an increase in the amount of past-due fees charged from both a change in terms and an increase in the delinquency rate as compared to 1996.
         The managed net interest margin for the year ended December 31, 1997 increased to 8.86% from 8.16% for the year ended December 31, 1996. This increase was primarily the result of a 97 basis point increase in consumer loan yield for the year ended December 31, 1997 offset by an 11 basis point increase in borrowing costs for the same period, as compared to 1996. The increase in consumer loan yield to 15.73% for the year ended December 31, 1997 from 14.76% in 1996 principally reflected the 1997 repricing of introductory rate loans, changes in product mix and the increase in past-due fees charged on delinquent accounts noted above. The average rate paid on borrowed funds increased slightly to 5.95% for the year ended December 31, 1997 from 5.84% in 1996 primarily reflecting a relatively steady short-term interest rate environment during 1997 and 1996.
         Net interest income for the year ended December 31, 1996 was $365.5 million compared to $208.0 million for 1995, representing an increase of $157.5 million, or 76%. Net interest income increased as a result of growth in earning assets and an increase in the net interest margin. Average earning assets increased 23% for the year ended December 31, 1996 to $4.8 billion from $3.9 billion for the year ended December 31, 1995. The reported net interest margin increased to 7.62% in 1996 from 5.35% in 1995 primarily attributable to a 269 basis point increase in the yield on consumer loans and a 38 basis point decrease in the cost of funds. The yield on consumer loans increased to 16.21% for the year ended December 31, 1996 from 13.52% for the year ended December 31, 1995. The yield increase was impacted by the repricing of introductory rate loans to higher rates in accordance with their respective terms, changes in product mix to higher yielding, second generation products and the increase in the amount of past-due fees from both a change in terms and an increase in the delinquency rate. The average rate paid on borrowed funds decreased to 6.32% for the year ended December 31, 1996 from 6.70% in 1995 primarily reflecting decreases in short-term market rates from year to year.
         The managed net interest margin for the year ended December 31, 1996 increased to 8.16% from 6.27% for the year ended December 31, 1995. This increase was primarily the result of a 164 basis point increase in consumer loan yield for the year ended December 31, 1996 and a reduction of 46 basis points in borrowing costs for the same period, as compared to 1995. The increase in consumer loan yield to 14.76% for the year ended December 31, 1996 from 13.12% in 1995 principally reflected the 1996 repricing of introductory rate loans, changes in product mix and the increase in past-due fees charged on delinquent accounts as noted above. Additionally, the decrease in the average rate paid on managed interest-bearing liabilities to 5.84% for the year ended December 31, 1996 versus 6.30% for the year ended December 31, 1995, reflected decreases in short-term market rates from year to year.
         Table 4 provides average balance sheet data, an analysis of net interest income, net interest spread (the difference between the yield on earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 1997, 1996 and 1995.

    Table 4: Statements of Average Balances, Income and Expense, Yields and
Rates

                                                                      Year Ended December 31
                                 -------------------------------------------------------------------------------------------------
                                                   1997                          1996                             1995
                                 -------------------------------------------------------------------------------------------------

                                       Average   Income/  Yield/     Average    Income/    Yield/     Average    Income/   Yield/
(Dollars in Thousands)                 Balance   Expense    Rate     Balance    Expense      Rate     Balance    Expense     Rate
----------------------------------------------------------------------------------------------------------------------------------
Assets:
Earning assets
Consumer loans/(1)/                 $4,103,036  $619,785  15.11%  $3,651,908   $592,088    16.21%  $2,940,208   $397,654   13.52%
Federal funds sold and
  resale agreements                    293,119    16,423   5.60      394,939     21,293     5.39      453,797     26,832    5.91
Other                                1,357,842    81,777   6.02      752,140     47,102     6.26      508,827     32,923    6.47
                                 -------------------------------------------------------------------------------------------------
  Total earning assets               5,753,997  $717,985  12.48%   4,798,987   $660,483    13.76%   3,902,832   $457,409   11.72%
                                 -------------------------------------------------------------------------------------------------
Cash and due from banks                 (2,636)                       40,698                            9,309
Allowance for loan losses             (132,728)                      (83,573)                         (69,939)
Premises and equipment, net            181,610                       156,441                          123,472
Other assets                           768,694                       656,407                          470,381
                                 -------------------------------------------------------------------------------------------------
  Total assets                      $6,568,937                    $5,568,960                       $4,436,055
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Equity:
Interest-bearing liabilities
Deposits                            $  958,885  $ 41,932  4.37%   $1,046,122    $56,272     5.38%    $769,688    $49,547    6.44%
Other borrowings                       631,876    39,066  6.18       454,899     28,509     6.27    1,028,075     66,214    6.44
Senior and deposit notes             3,718,988   253,849  6.83     3,168,205    210,218     6.64    1,924,087    133,635    6.95
                                 -------------------------------------------------------------------------------------------------
  Total interest-bearing
    liabilities                      5,309,749  $334,847  6.31%    4,669,226   $294,999     6.32%   3,721,850   $249,396    6.70%
Other liabilities                      345,582                       222,975                          170,841
                                 -------------------------------------------------------------------------------------------------
  Total liabilities                  5,655,331                     4,892,201                        3,892,691
Preferred beneficial interests          89,529
Equity                                 824,077                       676,759                          543,364
                                 -------------------------------------------------------------------------------------------------
  Total liabilities and equity      $6,568,937                    $5,568,960                       $4,436,055
----------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                       6.17%                             7.44%                           5.02%
                                 -------------------------------------------------------------------------------------------------
Interest income to average
  earning assets                                         12.48                             13.76                           11.72
Interest expense to average
  earning assets                                          5.82                              6.14                            6.39
                                 -------------------------------------------------------------------------------------------------
Net interest margin                                       6.66%                             7.62%                           5.33%
----------------------------------------------------------------------------------------------------------------------------------

(1) Interest income includes past-due fees on loans of approximately $132,297, $94,393 and $50,384 for the years ended December 31, 1997, 1996 and 1995, respectively.

Interest Variance Analysis

Net interest income is affected by changes in the average interest rate earned on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of earning assets and interest-bearing liabilities. Table 5 sets forth the dollar amount of the increases (decreases) in interest income and interest expense resulting from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.

    Table 5: Interest Variance Analysis

                                                                                 Year Ended December 31
                                               -------------------------------------------------------------------------------------
                                                               1997 vs. 1996                             1996 vs. 1995
                                               -------------------------------------------    --------------------------------------
                                                   Increase            Change Due to/(1)/      Increase          Change Due to/(1)/
(In Thousands)                                    (Decrease)        Volume      Yield/Rate    (Decrease)       Volume    Yield/Rate
------------------------------------------------------------------------------------------------------------------------------------
Interest Income:
Consumer loans                                      $27,697       $ 69,924        $(42,227)    $194,434      $106,761       $87,673
Federal funds sold and resale agreements             (4,870)        (5,676)            806       (5,539)       (3,297)       (2,242)
Other                                                34,675         36,545          (1,870)      14,179        16,127        (1,948)
                                               -------------------------------------------------------------------------------------
Total interest income                                57,502        123,085         (65,583)     203,074       117,398        85,676
                                               -------------------------------------------------------------------------------------

Interest Expense:
Deposits                                            (14,340)        (4,422)         (9,918)       6,725        15,788        (9,063)
Other borrowings                                     10,557         10,947            (390)     (37,705)      (35,967)       (1,738)
Senior and deposit notes                             43,631         37,446           6,185       76,583        82,799        (6,216)
                                               -------------------------------------------------------------------------------------
Total interest expense                               39,848         40,394            (546)      45,603        60,520       (14,917)
                                               -------------------------------------------------------------------------------------
Net interest income/(1)/                           $ 17,654       $ 67,129        $(49,475)    $157,471      $ 55,920      $101,551
------------------------------------------------------------------------------------------------------------------------------------


(1) The change in interest due to both volume and yields/rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the table. The totals for the volume and yield/rate columns are not the sum of the individual lines.


Servicing and Securitizations Income

Servicing and securitizations income in 1997 includes gains on sale of consumer loans recognized under the provisions of SFAS125; the excess of interest and fee income earned over loan losses and interest paid on investor certificates for consumer loan balances securitized prior to January 1, 1997 and other fees earned relating to securitized loans. In absence of new securitization transactions, once the entire securitized consumer loan portfolio consists of transfers measured under SFAS 125, the aggregate gains recognized under SFAS 125 will approximate the excess servicing income recognized under the accounting method used prior to the implementation of SFAS 125. The incremental effect in 1997 of implementing SFAS 125 on servicing and securitizations income was $32.0 million.
         The increase in servicing and securitizations income of $222.5 million, or 48%, to $682.3 million for the year ended December 31, 1997 from $459.8 million for 1996 was due to a number of factors, including the incremental effect of the implementation of SFAS 125 mentioned above, a 17% increase in average securitized loans and increases in net interest income and non-interest income, offset by increased charge-offs on securitized loans. Net interest income on securitized loans increased $268.1 million, or 41%, for the year ended December 31, 1997 as compared to the prior year, as a result of loan growth and an increase in the securitized portfolio's net interest margin to 10.29% for the year ended December 31, 1997 from 8.51% for 1996. This increase in net interest margin is the result of an increase in the yield on securitized loans of 196 basis points for the year ended December 31, 1997, which was a result of the securitization of second generation products and an increase in the amount of past-due fees charged as a result of both a change in terms and an increase in the delinquency rate on securitized loans from year to year. Non-interest income on serviced and securitized loans, excluding the incremental impact of SFAS 125, increased $199.8 million, or 127%, for the year ended December 31, 1997 from 1996, as a result of loan and account growth, the securitization of second generation products and changes in the terms of overlimit fees charged. Charge-offs of securitized loans for the year ended December 31, 1997 increased $317.7 million, or 92%, compared to 1996 due to the increase in average securitized loans, continued seasoning of accounts and general economic trends in consumer credit performance.
         Servicing and securitizations income increased $49.9 million, or 12%, to $459.8 million for the year ended December 31, 1996 from $409.9 million in 1995, primarily due to increases in net interest income on securitized credit card loans offset by increased charge-offs on such loans. Average securitized credit card loans increased 24% for the year ended December 31, 1996 compared to 1995. Net interest income on securitized loans increased $226.1 million, or 54%, to $648.1 million for the year ended December 31, 1996 from $422.0 million for the year ended December 31, 1995, primarily as a result of loan growth and an increase in the securitized portfolio's net interest margin to 8.51% in 1996 versus 6.86% in 1995. This increase in net interest margin was the result of an increase in yield on securitized loans of 114 basis points for the year ended December 31, 1996, which was a result of repricing introductory rate accounts, and decreased cost of funds on securitized loans of 51 basis points as short-term rates declined from the prior year. Charge-offs on securitized loans for the year ended December 31, 1996 increased $199.9 million, or 138%, compared to the prior year due to the increase in average securitized loans, worsening consumer credit and seasoning of the portfolio.

Other Non-Interest Income

Interchange income decreased $2.4 million, or 5%, to $49.0 million for the year ended December 31, 1997 from $51.4 million in 1996 as a result of the securitization of a higher percentage of more fee-intensive second generation products in 1997 compared with 1996.
         Other reported non-interest income, excluding interchange, increased to $337.8 million, or 34%, for the year ended December 31, 1997 compared to $252.2 million for the year ended December 31, 1996. This increase was due to a 33% increase in the average number of accounts for the year ended December 31, 1997 from 1996 and changes in the terms of overlimit fees charged.
         Managed other non-interest income increased $283.0 million, or 61%, exclusive of the impact resulting from the implementation of SFAS 125, for the year ended December 31, 1997, primarily due to loan and account growth of second generation products and changes in the terms of overlimit fees charged.
         Other reported non-interest income increased to $303.6 million, or 112%, for the year ended December 31, 1996 compared to $143.1 million for the year ended December 31, 1995. The increase in other non-interest income was due to a 30% increase in the average number of accounts for the year ended December 31, 1996 from 1995, an increase in charge volume, a shift to more fee intensive second generation products and changes in the terms of overlimit fees charged.

Non-Interest Expense

Non-interest expense for the year ended December 31, 1997 increased $170.8 million, or 24%, to $884.0 million from $713.2 million for the year ended December 31, 1996. Contributing to the increase in non-interest expense was salaries and associate benefits expense, which increased $74.1 million, or 34%, to $289.3 million in 1997 compared to $215.2 million in 1996. This increase reflected additional staff associated with the cost of operations to manage the growth in accounts and $17.0 million in additional expense associated with the Company's associate stock plans. Also contributing to the increase in non-interest expense was marketing expense which increased $18.2 million, or 9%, to $224.8 million in 1997 from $206.6 million in 1996. Marketing expense represents the cost to select, print and mail the Company's product offerings to potential and existing consumers utilizing its IBS and account management techniques. All other non-interest expenses increased $78.4 million, or 27%, to $369.8 million in 1997 compared to $291.4 million in 1996. The increase in other non-interest expenses was primarily a result of a 33% increase in the average number of accounts for the year ended December 31, 1997, which resulted in a corresponding increase in infrastructure and other operational costs, offset by efficiencies gained from improved processes and investments in information technology.

[graph omitted]

         Non-interest expense for the year ended December 31, 1996 increased $215.8 million, or 43%, to $713.2 million from $497.4 million for the year ended December 31, 1995. Contributing to the increase in non-interest expense were marketing expenses which increased $59.8 million, or 41%, to $206.6 million in 1996 from $146.8 million in 1995. All other non-interest expenses increased $156.0 million, or 44%, to $506.6 million for the year ended December 31, 1996 from $350.6 million in 1995. The increase in other non-interest expense, including salaries and associate benefits, was primarily a result of a 30% increase in the average number of accounts for the year ended December 31, 1996. Other factors impacting 1996 non-interest expense levels include a product mix shift to more service-intensive, second generation accounts, additional staff associated with building infrastructure, an increase in charge volume and an increase in certain costs associated with information systems enhancements.
         The Year 2000 compliance issue, which is common to most companies, concerns the improper storage and manipulation of date fields within software applications, systems, databases and hardware. In April 1996, the Company formed a Year 2000 project team to identify software systems and computer-related devices that require modification for the Year 2000. A project plan has been developed, and is well under way, with goals and target dates. The Company expects to have all systems and applications in place and fully tested by the end of 1998, allowing time in 1999 for any systems refinements that may be needed.
         The Company could also be affected to the extent that other entities not affiliated with the Company are impacted by the Year 2000 issue. The Company has initiated formal communications with its critical third party service providers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no guarantee that these other companies will be successful in addressing their Year 2000 issues.
         The Company has incurred expenses throughout 1997 and 1996 related to this project and will continue to incur expenses over the next year. Costs to modify computer systems have been, and will continue to be, expensed as incurred and are not expected to have a material impact on the Company's future financial results or condition.

Income Taxes

The Company's income tax rate was 38% for the year ended December 31, 1997 as compared to 37.5% for 1996 and includes both state and federal income tax components.

Asset Quality

The asset quality of a portfolio is generally a function of the initial underwriting criteria used, seasoning of the accounts, levels of competition, account management activities and demographic concentration, as well as general economic conditions. The average age of the accounts is also an important indicator of the delinquency and loss levels of the portfolio. Accounts tend to exhibit a rising trend of delinquency and credit losses as they season. As of December 31, 1997, 53% of managed accounts, representing 43% of the total managed loan balance, were less than 18 months old. Accordingly, it is likely that the Company's managed loan portfolio will experience increased levels of delinquency and credit losses as the average age of the Company's accounts increases.
         Another factor contributing to the expectation of a rising rate of delinquency and credit losses is a shift in the product mix. As discussed in "Risk Adjusted Revenue and Margin," certain second generation products have, in some cases, higher delinquency and higher charge-off rates. In the case of secured card loans, collateral, in the form of cash deposits, reduces any ultimate charge-offs. The costs associated with higher delinquency and charge-off rates are considered in the pricing of individual products.
         During 1997, general economic conditions for consumer credit continued to worsen as industry levels of charge-offs (including bankruptcies) and delinquencies both increased. These trends have impacted the Company's 1997 results.

Delinquencies

Table 6 shows the Company's consumer loan delinquency trends for the years presented as reported for financial statement purposes and on a managed basis. The entire balance of an account is contractually delinquent if the minimum payment is not received by the payment due date. However, the Company generally continues to accrue interest considered to be collectible until the loan is charged off. Delinquencies not only have the potential to impact earnings if the account charges off, they also are costly in terms of the personnel and other resources dedicated to resolving the delinquencies.
         The 30-plus day delinquency rate for the reported consumer loan portfolio decreased to 5.51% as of December 31, 1997, from 6.08% as of December 31, 1996. The decrease in 1997 reported delinquency reflects the modification in the Company's methodology for charging off credit card loans (net of any collateral) to 180 days past-due from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. In addition, in the fourth quarter of 1997, the Company recognized the estimated uncollectible portion of finance charge and fee income receivables. As of December 31, 1997, the reported consumer loan portfolio's delinquency rate without these modifications would have been 6.28%.
         The 30-plus day delinquency rate for the managed consumer loan portfolio was 6.20% as of December 31, 1997, down from 6.24% as of December 31, 1996, while the dollar amount of delinquent managed consumer loans increased approximately $82.9 million. As of December 31, 1997, the managed consumer loan portfolio's delinquency rate, without the modifications in charge-off policy and finance charge and fee income recognition, would have been 6.97%. The managed consumer loan portfolio's delinquency rate as of December 31, 1997 principally reflected the continued seasoning of accounts and consumer loan balances, the increased presence of second generation products, general economic trends in consumer credit performance and the modifications in charge-off policy and finance charge and fee income recognition.

Net Charge-Offs

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses) less current period recoveries. In the fourth quarter of 1997, the Company

TABLE 6: DELINQUENCIES/(1)/


                                                      DECEMBER 31
                         ---------------------------------------------------------------------
                                   1997                   1996                   1995
                         ---------------------- ---------------------- -----------------------
                                         % of                    % of                   % of
                                        Total                   Total                  Total
(DOLLARS IN THOUSANDS)       Loans      Loans       Loans       Loans      Loans       Loans
----------------------------------------------------------------------------------------------
REPORTED:
Loans outstanding        $ 4,861,687   100.00%  $ 4,343,902   100.00%  $ 2,921,679    100.00%
Loans delinquent:
30-59 days                   104,216     2.14        96,819     2.23        65,711      2.25
60-89 days                    64,217     1.32        55,679     1.28        38,311      1.31
90 or more days               99,667     2.05       111,791     2.57        79,694      2.73
                         ---------------------------------------------------------------------
Total                    $   268,100     5.51%  $   264,289     6.08%  $   183,716      6.29%
----------------------------------------------------------------------------------------------


MANAGED:
Loans outstanding        $14,231,015   100.00%  $12,803,969   100.00%  $10,445,480    100.00%
Loans delinquent:
30-59 days                   327,407     2.30       279,787     2.19       165,306      1.58
60-89 days                   213,726     1.50       162,668     1.27        92,665       .89
90 or more days              340,887     2.40       356,700     2.78       181,243      1.73
                         ---------------------------------------------------------------------
Total                    $   882,020     6.20%  $   799,155     6.24%  $   439,214      4.20%
----------------------------------------------------------------------------------------------




                                             DECEMBER 31
                            ----------------------------------------------
                                    1994                   1993
                            --------------------   -----------------------
                                           % of                    % of
                                          Total                   Total
(DOLLARS IN THOUSANDS)         Loans      Loans       Loans       Loans
--------------------------------------------------------------------------
REPORTED:
Loans outstanding           $2,228,455   100.00%   $1,862,744    100.00%
Loans delinquent:
30-59 days                      29,032     1.30        19,186      1.03
60-89 days                      14,741      .66        10,618       .57
90 or more days                 24,445     1.10        18,255       .98
                            ----------------------------------------------
Total                       $   68,218     3.06%   $   48,059      2.58%
--------------------------------------------------------------------------
MANAGED:
Loans outstanding           $7,378,455   100.00%   $4,832,400    100.00%
Loans delinquent:
30-59 days                      90,733     1.23        46,391       .96
60-89 days                      45,277      .61        25,128       .52
90 or more days                 81,720     1.11        43,975       .91
                            ----------------------------------------------
Total                       $  217,730     2.95%   $  115,494      2.39%
--------------------------------------------------------------------------



    (1)Includes consumer loans held for securitization.


modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. The impact of this modification was to increase reported and managed charge-offs by $11.5 million and $47.4 million, respectively. For the year ended December 31, 1997, net charge-offs of managed consumer loans increased 79% while average managed consumer loans grew 15%. The increase in net charge-offs was the result of continued seasoning of accounts and consumer loan balances, general economic trends in consumer credit performance and the modification to the charge-off policy described above. Table 7 shows the Company's net charge-offs for the years presented on a reported and managed basis.
         For the year ended December 31, 1997, the Company's managed net charge-offs as a percentage of average managed loans was 6.59% and, without the modification in charge-off policy, would have been 6.22%.The Company's objective is to optimize the profitability of each account within acceptable risk characteristics. The Company takes measures as necessary, including requiring collateral on certain accounts and other marketing and account management techniques, to maintain the Company's credit quality standards and to manage the risk of loss on existing accounts. See "Risk Adjusted Revenue and Margin" for further discussion.

[graph omitted]

    TABLE 7: NET CHARGE-OFFS/(1)/

                                                                                        Year Ended December 31
                                                             -----------------------------------------------------------------------
(Dollars in Thousands)                                              1997           1996           1995          1994          1993
------------------------------------------------------------------------------------------------------------------------------------
REPORTED:
Average loans outstanding                                    $ 4,103,036    $ 3,651,908     $2,940,208    $2,286,684    $2,213,378
Net charge-offs                                                  198,192        132,590         59,618        25,727        26,307
Net charge-offs as a percentage of average loans outstanding        4.83%          3.63%          2.03%         1.13%         1.19%
------------------------------------------------------------------------------------------------------------------------------------
MANAGED:
Average loans outstanding                                    $13,007,182    $11,268,461     $9,089,278    $6,197,423    $3,265,565
Net charge-offs                                                  856,704        477,732        204,828        91,648        68,332
Net charge-offs as a percentage of average loans outstanding        6.59%          4.24%          2.25%         1.48%         2.09%
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes consumer loans held for securitization.

Provision and Allowance for Loan Losses

The provision for loan losses is the periodic expense of maintaining an adequate allowance at the amount estimated to be sufficient to absorb possible future losses, net of recoveries (including recovery of collateral), inherent in the existing on-balance sheet loan portfolio. In evaluating the adequacy of the allowance for loan losses, the Company takes into consideration several factors including economic trends and conditions, overall asset quality, loan seasoning and trends in delinquencies and expected charge-offs. The Company's primary guideline is a calculation which uses current delinquency levels and other measures of asset quality to estimate net charge-offs. Consumer loans are typically charged off (net of any collateral) at 180 days past-due, although earlier charge-offs may occur on accounts of bankrupt or deceased consumers. Bankrupt consumers' accounts are generally charged off within 30 days after receipt of the bankruptcy petition. Once a loan is charged off, it is the Company's policy to continue to pursue the collection of principal, interest and fees for non-bankrupt accounts.
         Management believes that the allowance for loan losses is adequate to cover anticipated losses in the on-balance sheet consumer loan portfolio under current conditions. There can be no assurance as to future credit losses that may be incurred in connection with the Company's consumer loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future credit losses. The allowance is a general allowance applicable to the on-balance sheet consumer loan portfolio. Table 8 sets forth the activity in the allowance for loan losses for the periods indicated. See "Asset Quality," "Delinquencies" and "Net Charge-Offs" for a more complete analysis of asset quality.
         For the year ended December 31, 1997, the provision for loan losses increased to $262.8 million, or 57%, from the 1996 provision for loan losses of $167.2 million. The allowance for loan losses as a

    Table 8: Summary of Allowance for Loan Losses

                                                                                         Year Ended December 31
                                                                   -----------------------------------------------------------------
(Dollars in Thousands)                                                  1997          1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                       $ 118,500     $  72,000     $ 68,516     $ 63,516     $ 55,993
Provision for loan losses                                            262,837       167,246       65,895       30,727       34,030
Transfer to loans held for securitization                             (2,770)      (27,887)     (11,504)      (4,869)      (2,902)
Increase from consumer loan purchase                                                 9,000
Charge-offs                                                         (223,029)     (115,159)     (64,260)     (31,948)     (39,625)
Recoveries                                                            27,462        13,300       13,353       11,090       16,020
                                                                   -----------------------------------------------------------------
Net charge-offs/(1)/                                                (195,567)     (101,859)     (50,907)     (20,858)     (23,605)
                                                                   -----------------------------------------------------------------
Balance at end of year                                             $ 183,000     $ 118,500     $ 72,000     $ 68,516     $ 63,516
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses to loans at end of year/(1)/                  3.76%         2.73%        2.85%        3.07%        3.41%
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes consumer loans held for securitization.


percentage of on-balance sheet consumer loans increased to 3.76% as of December 31, 1997 from 2.73% as of December 31, 1996 primarily due to increases in the net charge-off rate to 4.83% for 1997 from 3.63% in 1996, resulting from continued loan seasoning, general economic trends in consumer credit performance and the modification in charge-off policy described earlier. The provision increase also reflected the increase in on-balance sheet consumer loans to $4.9 billion as of December 31, 1997, an increase of 12% from December 31, 1996 and the continued growth of second generation products. In consideration of these factors, the Company increased the allowance for loan losses by $64.5 million during 1997.
         For the year ended December 31, 1996, the provision for loan losses increased to $167.2 million, or 154%, from the 1995 provision for loan losses of $65.9 million. The increase in the provision for loan losses resulted from increases in average reported consumer loans of 24%, continued loan seasoning, a shift in the composition of reported consumer loans and general economic trends in consumer credit performance. Net charge-offs as a percentage of average reported consumer loans increased to 3.63% for the year ended December 31, 1996 from 2.03% in the prior year. Additionally, growth in second generation products, which in some cases have modestly higher charge-off rates than first generation products, increased the amount of provision necessary to absorb credit losses. In consideration of these factors, the Company increased the allowance for loan losses by $46.5 million during 1996.

Funding

Table 9 reflects the costs of other borrowings of the Company as of and for each of the years ended December 31, 1997, 1996 and 1995.

    Table 9: Other Borrowings

                                                            Maximum
                                                  Outstanding as of      Outstanding        Average         Average        Year-end
(Dollars In Thousands)                                Any Month-end   as of Year-end    Outstanding   Interest Rate   Interest Rate
------------------------------------------------------------------------------------------------------------------------------------
1997
Federal funds purchased and resale agreements           $   999,200         $705,863    $   503,843           5.54%           5.75%
Other                                                       160,144           90,249        128,033           8.71            7.09
                                                                         -----------------------------------------------------------
Total                                                                       $796,112    $   631,876           6.18%           5.90%
------------------------------------------------------------------------------------------------------------------------------------

1996
Federal funds purchased and resale agreements           $   617,303         $445,600    $   342,354           5.63%           6.26%
Other                                                       207,689           85,383        112,545           8.20            6.43
                                                                         -----------------------------------------------------------
Total                                                                       $530,983    $   454,899           6.27%           6.29%
------------------------------------------------------------------------------------------------------------------------------------

1995
Federal funds purchased and resale agreements            $1,146,678         $709,803      $ 747,350           6.14%           5.76%
Other                                                     1,000,000          100,000        280,725           7.24            6.03
                                                                         -----------------------------------------------------------
Total                                                                       $809,803     $1,028,075           6.44%           5.79%
------------------------------------------------------------------------------------------------------------------------------------

         Table 10 shows the maturation of certificates of deposit in denominations of $100,000 or greater (large denomination CDs) as of December 31, 1997.


Table 10: Maturities of Domestic Large Denomination Certificates--$100,000 or
          More

                                               December 31, 1997
                                            -----------------------
(Dollars in Thousands)                       Balance        Percent
-------------------------------------------------------------------
3 months or less                             $97,363         42.62%
Over 3 through 6 months                       43,523         19.06%
Over 6 through 12 months                      49,210         21.54%
Over 12 months                                38,332         16.78%
                                            -----------------------
Total                                       $228,428        100.00%


         In September 1997, the Savings Bank completed the purchase of the national retail deposit franchise of JCPenney National Bank. Retail deposit balances acquired under the agreement were approximately $421 million. The chart on page 31 indicates that during 1997 the Company increased its interest-bearing deposits to $1.3 billion as of December 31, 1997 from $.9 billion in the prior year.
         In November 1996, the Company entered into a four-year, $1.7 billion unsecured revolving credit arrangement (the "Credit Facility"). The Credit Facility is comprised of two tranches: a $1.375 billion Tranche A facility available to the Bank and the Savings Bank, including an option for up to $225 million in multi-currency availability, and a $325 million Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $100 million in multi-currency availability. Each tranche under the facility is structured as a four-year commitment and is available for general corporate purposes. The borrowings of the Savings Bank are limited to $750 million. All borrowings under the Credit Facility are based on varying terms of LIBOR. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but which have not been paid. Any borrowings under the Credit Facility will mature on November 24, 2000; however, the final maturity of each tranche may be extended for three additional one-year periods. As of December 31, 1997 and 1996, the Company had no outstandings under the Credit Facility. The unused commitment is available as funding needs arise.
         In August 1997, the Company entered into a three-year, $350 million equivalent unsecured revolving credit arrangement (the "UK/Canada Facility"), which will be used to finance the Company's expansion in the United Kingdom and Canada. The UK/Canada Facility is comprised of two tranches: a Tranche A facility in the amount of (pound)156.5 million ($249.8 million equivalent based on the exchange rate at closing) and a Tranche B facility in the amount of C$139.6 million ($100.2 million equivalent based on the exchange rate at closing). An amount of (pound)34.6 million or C$76.9 million ($55.2 million equivalent based on the exchange rates at closing) may be transferred between the Tranche A facility and the Tranche B facility, respectively, upon the request of the Company. All borrowings under the UK/Canada Facility are based on varying terms of LIBOR. Each tranche under the facility is structured as a three-year commitment and will be available for general corporate purposes. The Corporation serves as the guarantor of all borrowings under the UK/Canada Facility. As of December 31, 1997, the Company had no outstandings under the UK/Canada Facility.
         In April 1997, the Bank increased the aggregate amount of bank notes available under its bank note program. Under the program, the Bank from time to time may issue up to $7.8 billion of senior bank notes with maturities from thirty days to thirty years and up to $200 million of subordinated bank notes (none issued as of December 31, 1997) with maturities from five to thirty years. As of December 31, 1997, the Company had $3.2 billion in senior bank notes outstanding, a 10% decrease from $3.6 billion outstanding as of December 31, 1996. As of December 31, 1997, bank notes issued totaling $2.1 billion have fixed interest rates and mature from one to five years. The Company has entered into interest rate swap agreements ("swaps") to effectively convert fixed rates on senior notes to variable rates which match the variable rates earned on consumer loans (see "Interest Rate Sensitivity").

         In October 1997, the Bank established a program for the issuance of debt instruments to be offered outside of the United States. Under this program, the Bank from time to time may issue instruments in the aggregate principal amount of $1.0 billion equivalent outstanding at any one time (none issued as of December 31, 1997). Instruments under this program may be denominated in any currency or currencies.
         In September 1996, the Corporation filed a $200 million shelf registration statement ($125 million of senior debt securities issued as of December 31, 1997) with the Securities and Exchange Commission (the "SEC") under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities consisting of debentures, notes and/or other unsecured evidences, (ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock. The securities will be limited to $200 million aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation.
         In April 1996, the Bank established a deposit note program under which the Bank from time to time may issue up to $2.0 billion of deposit notes with maturities from thirty days to thirty years. As of December 31, 1997, the Company had $300 million in deposit notes outstanding.
         In January 1997, Capital One Capital I, a subsidiary of the Bank created as a Delaware statutory business trust, issued $100 million aggregate amount of Floating Rate Junior Subordinated Capital Income Securities that mature on February 1, 2027. The securities represent a preferred beneficial interest in the assets of the trust and qualify as Tier 1 capital at the Corporation and Tier 2 capital at the Bank. The net proceeds of the offering of $97.4 million were lent to the Bank for general corporate purposes. As of December 31, 1997, the interest rate on these securities was 7.30%.

[graph omitted]

         The Company's primary source of funding, securitization of consumer loans, increased to $9.4 billion as of December 31, 1997 from $8.5 billion as of December 31, 1996. In 1997, the Company securitized $2.1 billion of consumer loans, consisting predominantly of LIBOR-based, variable-rate deals maturing from 2001 through 2004.
         In January 1996, the Company implemented a dividend reinvestment and stock purchase plan (the "DRIP") to provide existing stockholders with the opportunity to purchase additional shares of the Company's common stock by reinvesting quarterly dividends or making optional cash investments. The Company uses proceeds from the DRIP for general corporate purposes.
         In July 1997, the Company's Board of Directors voted to repurchase up to two million shares of the Company's common stock over the next two years in order to mitigate the dilutive impact of shares issuable under its benefit plans, including its dividend reinvestment and stock purchase plans, associate stock purchase plan and incentive plans. During 1997, the Company repurchased 1,318,641 shares under this program. Certain treasury shares were reissued in connection with the Company's benefit plans.
         Although the Company expects to reinvest a substantial portion of its earnings in its business, the Company intends to continue to pay regular quarterly cash dividends on the Common Stock. The declaration and payment of dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Accordingly, there can be no assurance that the Company will declare and pay any dividends. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Banking regulations applicable to the Bank and the Savings Bank and provisions that may be contained in borrowing agreements of the Company or its subsidiaries may restrict the ability of the Company's subsidiaries to pay dividends to the Company or the ability of the Company to pay dividends to its stockholders.

Capital Adequacy

The Bank and the Savings Bank are subject to capital adequacy guidelines adopted by the Federal Reserve Board (the "Federal Reserve") and the Office of Thrift Supervision (the "OTS") (collectively, the "regulators"), respectively. The capital adequacy guidelines and the regulatory framework for prompt corrective action require the Bank and the Savings Bank to maintain specific capital levels based upon quantitative measures of their assets, liabilities and off-balance sheet items as calculated under Regulatory Accounting Principles. The inability to meet and maintain minimum capital adequacy levels could result in regulators taking actions that could have a material effect on the Company's consolidated financial statements. Additionally, the regulators have broad discretion in applying higher capital requirements. Regulators consider a range of factors in determining capital adequacy, such as an institution's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls.
         As of December 31, 1997 and 1996, notifications from the regulators categorized the Bank and the Savings Bank as "well-capitalized." To be categorized as "well-capitalized," the Bank and the Savings Bank must maintain minimum capital ratios as set forth in the table below. As of December 31, 1997, there are no conditions or events since the notifications discussed above that management believes have changed either the Bank or the Savings Bank's capital category. As of December 31, 1997, the Bank and the Savings Bank's ratios of capital to managed assets were 5.10% and 8.67%, respectively.
         Table 11 shows the Bank and Savings Bank's regulatory capital ratios as of and for the years ended December 31, 1997 and 1996.

   Table 11: Regulatory Capital Ratios

                                                    To Be "Well-
                                                    Capitalized"
                                       Minimum for  Under Prompt
                                           Capital    Corrective
                                          Adequacy        Action
                              Ratios      Purposes    Provisions
--------------------------------------------------------------------------------
   December 31, 1997
   Capital One Bank
   Tier 1 Capital             10.49%         4.00%         6.00%
   Total Capital              13.26          8.00         10.00
   Tier 1 Leverage            10.75          4.00          5.00

   Capital One, F.S.B.(1)
   Tangible Capital           11.26%         1.50%         6.00%
   Total Capital              17.91         12.00         10.00
   Core Capital               11.26          8.00          5.00
--------------------------------------------------------------------------------

   December 31, 1996
   Capital One Bank
   Tier 1 Capital             11.61%         4.00%         6.00%
   Total Capital              12.87          8.00         10.00
   Tier 1 Leverage             9.04          4.00          5.00

   Capital One, F.S.B.(1)
   Tangible Capital            9.18%         1.50%         6.00%
   Total Capital              16.29         12.00         10.00
   Core Capital                9.18          8.00          5.00


(1) Until June 30, 1999, the Savings Bank is subject to capital requirements that exceed minimum capital adequacy requirements, including the requirement to maintain a minimum Core Capital ratio of 8% and a Total Capital ratio of 12%.

         During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains such branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1997 and 1996, the Company's Tier 1 Leverage ratio was 13.83% and 11.13%, respectively.
         Additionally, certain regulatory restrictions exist which limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 1997, retained earnings of the Bank and the Savings Bank of $99.6 million and $24.8 million, respectively, were available for payment of dividends to the Corpo-

[graph omitted]


ration without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least thirty days' advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

Off-Balance Sheet Risk

The Company is subject to off-balance sheet risk in the normal course of business including commitments to extend credit, excess servicing income from securitization transactions and swaps. In order to reduce the interest rate sensitivity and to match asset and liability repricings, the Company has entered into swaps which involve elements of credit or interest rate risk in excess of the amount recognized on the balance sheet. Swaps present the Company with certain credit, market, legal and operational risks. The Company has established credit policies for off-balance sheet instruments as it does for on-balance sheet instruments.

Interest Rate Sensitivity

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. To the extent that managed interest income and managed interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings could be affected. The Company's managed net interest income is affected by changes in short-term interest rates, primarily LIBOR, as a result of its issuance of interest-bearing deposits, variable rate loans and variable rate securitizations. However, due to the Company's use of swaps, the effects of these interest rate changes are mitigated. The Company manages its interest rate sensitivity through several techniques which include, but are not limited to, changing the maturity and distribution of assets and liabilities, entering into swaps and repricing of consumer loans.
         The Company measures exposure to its interest rate risk through the use of a simulation model. The model generates a distribution of possible twelve-month managed net interest income outcomes based on (i) a set of plausible interest rate scenarios, as determined by management based upon historical trends and market expectations, (ii) all existing financial instruments, including swaps, and (iii) an estimate of ongoing business activity over the coming twelve months. The Company's asset/liability management policy requires that based on this distribution there be at least a 95% probability that managed net interest income achieved over the coming twelve months will be no more than 4% below the mean managed net interest income of the distribution. As of December 31, 1997, the Company was in compliance with the policy; more than 95% of the outcomes generated by the model produced a managed net interest income of no more than 3.3% below the mean outcome. The interest rate scenarios evaluated as of December 31, 1997 included scenarios in which short-term interest rates rose by as much as 450 basis points or fell by as much as 250 basis points over twelve months.

         Implementation of this policy represents a change from the asset/liability management policy in place as of December 31, 1996. At that time, interest rate sensitivity was assessed on the basis of the percent change in twelve-month managed net interest income for an instantaneous and sustained 100 basis point rate shock applied to an unchanging balance sheet. As of December 31, 1996, the Company's policy required that such a rate shock not result in an adverse change of more than 5% in managed net interest income; the exposure at the time was 2.1%.
         The analysis does not consider the effects of the changed level of overall economic activity associated with various interest rate scenarios. Further, in the event of a rate change of large magnitude, management would likely take actions to further mitigate its exposure to any adverse impact. For example, management may reprice interest rates on outstanding credit card loans subject to the right of the consumers in certain states to reject such repricing by giving timely written notice to the Company and thereby relinquishing charging privileges. However, the repricing of credit card loans may be limited by competitive factors as well as certain legal constraints.
         Interest rate sensitivity at a point in time can also be analyzed by measuring the mismatch in balances of earning assets and interest-bearing liabilities that are subject to repricing in future periods. Table 12 reflects the interest rate repricing schedule for earning assets and interest-bearing liabilities as of December 31, 1997.


Table 12: Interest Rate Sensitivity

                                                                        As of December 31, 1997 Subject to Repricing
                                                            --------------------------------------------------------------
                                                                                greater than      greater than
                                                                    Within        180 Days-         1 Year-           Over
(Dollars in Millions)                                             180 days          1 year         5 Years         5 Years
--------------------------------------------------------------------------------------------------------------------------
Earning assets:
  Federal funds sold                                               $   174
  Interest-bearing deposits at other banks                              59
  Securities available for sale                                        438         $   150         $   604         $    51
  Consumer loans                                                     2,454             213           2,195
                                                            --------------------------------------------------------------
    Total earning assets                                             3,125             363           2,799              51
Interest-bearing liabilities:
  Interest-bearing deposits                                            962             168             184
  Other borrowings                                                     561             235
  Senior and other deposit notes                                     1,025             250           2,018             340
                                                            --------------------------------------------------------------
Total interest-bearing liabilities                                   2,548             653           2,202             340

Non-rate related assets                                                                                               (595)
                                                            --------------------------------------------------------------
Interest sensitivity gap                                               577            (290)            597            (884)
Impact of swaps                                                        640                            (215)            425
Impact of consumer loan securitizations                             (4,418)            121           4,297
                                                            --------------------------------------------------------------
Interest sensitivity gap adjusted for impact of
  securitizations and swaps                                        $(3,201)        $  (169)        $ 4,679         $(1,309)
Adjusted interest sensitivity gap percentage
  of managed assets                                                 (19.48)%         (1.03)%         28.47%          (7.97)%
Cumulative interest sensitivity gap                                $(3,201)        $(3,370)        $ 1,309
                                                            --------------------------------------------------------------
Adjusted cumulative gap as a percentage of managed assets           (19.48)%        (20.51)%          7.97%           0.00
--------------------------------------------------------------------------------------------------------------------------


         The Company has entered into swaps to effectively convert certain of the interest rates on bank notes from fixed to variable. The swaps, which had a notional amount totaling $450 million as of December 31, 1997, will mature in 1998 and 2000 to coincide with maturities of fixed bank notes. In 1997, the Company entered into swaps with notional amounts totaling $450 million to effectively offset the swaps described above with matching maturities and terms which pay fixed and receive variable rates. As of December 31, 1997, the variable rate payments on the original and offsetting swaps were matched and will continue to offset each other through maturity. As of December 31, 1997, the weighted average fixed rate payment received on the original swaps was 7.39%, and the weighted average fixed rate payment paid on the offsetting swaps was 6.50%.
         The Company has also entered into swaps to reduce the interest rate sensitivity associated with securitizations. The swaps, which had a notional amount totaling $591 million as of December 31, 1997, will mature in 1998 and 1999 to coincide with the final payments of a 1995 securitization. In 1997, the Company entered into swaps with notional amounts totaling $591 million to effectively offset the swaps described above with matching maturities and terms which pay fixed and receive variable rates. As of December 31, 1997, the variable rate payments on the original and offsetting swaps were matched and will continue to offset each other through maturity. As of December 31, 1997, the weighted average fixed rate payment received on the original swaps was 7.68%, and the weighted average fixed rate payment paid on the offsetting swaps was 6.52%.

Liquidity

Liquidity refers to the Company's ability to meet its cash needs. The Company meets its cash requirements by securitizing assets and through issuing debt. As discussed in "Managed Consumer Loan Portfolio," a significant source of liquidity for the Company has been the securitization of consumer loans. Maturity terms of the existing securitizations vary from 1998 to 2004 and typically have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated for the participants in the securitization and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled which would accelerate the need for funding.

         Table 13 shows the amounts of investor principal from securitized consumer loans that will amortize or be otherwise paid over the periods indicated based on outstanding securitized consumer loans as of January 1, 1998. As of December 31, 1997 and 1996, 66% of the Company's total managed loans were securitized.
         As such loans amortize or are otherwise paid, the Company believes that it can securitize consumer loans, purchase federal funds and establish other funding sources to fund the amortization or other payment of the securitizations in the future, although no assurance can be given to that effect. Additionally, the Company maintains a portfolio of high-quality securities such as U.S. Treasuries and other U.S. government obligations, commercial paper, interest-bearing deposits with other banks, federal funds and other cash equivalents in order to provide adequate liquidity and to meet its ongoing cash needs. As of December 31, 1997, the Company had $1.5 billion of such securities.
         Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. As of December 31, 1997, the Company, the Bank and the Savings Bank collectively had over $2.0 billion in unused commitments under its credit facilities available for liquidity needs.

Table 13: Securitizations--Scheduled Amortization Table

(Dollars in Thousands)                    1998            1999             2000            2001       2002-2004
---------------------------------------------------------------------------------------------------------------
Balance at beginning of year       $ 9,369,328      $7,202,549      $ 6,471,428     $ 4,412,078       $ 872,790
Less repayment amounts              (2,166,779)       (731,121)      (2,059,350)     (3,539,288)       (872,790)
                                   ----------------------------------------------------------------------------
Balance at end of year             $ 7,202,549      $6,471,428      $ 4,412,078     $   872,790       $      --
---------------------------------------------------------------------------------------------------------------

Business Outlook
This business outlook section summarizes the Company's expectations for earnings for the year ending December 31, 1998, and its primary goals and strategies for continued growth. The statements contained in this section are based on management's current expectations. Certain of the statements are forward looking statements and, therefore, actual results could differ materially. Factors which could materially influence results are set forth throughout this section and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (Part I, Item 1, Cautionary Statements).
         The Company has set an earnings target, dependent on the factors set forth below, for its diluted earnings per share for the year ending December 31, 1998 to increase by more than 20% over its 1997 diluted earnings per share. As discussed elsewhere in this report and below, the Company's actual earnings are a function of its revenues (net interest income and non-interest income on its earning assets), consumer usage and payment patterns, credit quality of its earning assets (which affects fees and charge-offs), marketing expense and operating expenses.

Product and Market Opportunities

The Company's strategy for future growth has been, and is expected to continue to be, to apply its proprietary IBS to its credit card business as well as to other businesses, both financial and non-financial, to identify new product opportunities and to make informed investment decisions regarding its existing products. Historically, credit card opportunities have included, and are expected to continue to include, various first generation low-rate balance transfer products, as well as second generation credit card products. In recent years, the Company's second generation products have been distinguished by several characteristics, including better response rates, less adverse selection, higher margins (including fees), lower credit lines, less attrition and a greater ability to reprice. However, second generation products have also involved higher operational costs and, in some cases, higher delinquencies and credit losses than the Company's traditional low rate balance transfer products. More importantly, these second generation products continue to have overall higher and less volatile returns than the traditional balance transfer products in recent market conditions. Additionally, the Company has been applying, and expects to continue to apply, its IBS to other financial and non-financial products ("third generation products"). Third generation products and services include selected non-card consumer lending products and the reselling of telecommunication services. The Company has also expanded its existing credit card operations outside of the United States, with an initial focus on the United Kingdom and Canada. These second and third generation products are subject to competitive pressures, which management anticipates will increase as these markets mature.
         The Company continues to apply its IBS in an effort to balance the mix of first and second generation credit card products together with third generation products and services, to optimize profitability within the context of acceptable risk. The Company intends to remain flexible in the allocation of marketing expenses to take advantage of market opportunities as they emerge based on then current market conditions. As a result, the Company expects to continue to offer a variety of first, second and third generation products but the mix of such products in the Company's portfolio may vary significantly over time. Management believes that, through the continued application of IBS, the Company can develop product and service offerings in each of its product generations to sustain growth and that it has the personnel, financial resources and business strategy necessary for continued success. However, there can be no assurance that the Company's historical financial information will necessarily reflect its results of operations and financial condition in the future.

Marketing Investment

The Company anticipates that its 1998 marketing expenses will exceed such expenses in 1997, as the Company continues to invest in existing and new first and second generation products and services, and third generation products and services. As stated above, the Company intends to continue a flexible approach in its allocation of marketing expenses. The actual amount of marketing investment is subject to a variety of external and internal factors, such as competition in the credit card industry, general economic conditions affecting consumer credit performance, the asset quality of the Company's portfolio and market opportunities for third generation products. With competition affecting the profitability of existing first generation products, the Company has been allocating and expects to continue to allocate a greater portion of its marketing expense to second and third generation products.
         Moreover, the amount of marketing expense allocated to various product generations will influence the characteristics of the Company's portfolio because the various product generations are characterized by different account growth, loan growth and asset quality characteristics. The Company currently expects that its growth in consumer accounts and in managed consumer loans will continue in 1998. Actual growth, however, may vary significantly depending on the Company's actual product mix and the level of attrition on the Company's managed portfolio, which is affected by competitive pressures.

Impact of Delinquencies, Charge-off Rates and Attrition

The Company's earnings are particularly sensitive to delinquencies and charge-offs on the Company's portfolio and on the level of attrition due to competition in the credit card industry. As delinquency levels fluctuate, the resulting amount of past-due and overlimit fees, which are significant sources of revenue for the Company, will also fluctuate. Further, the timing of revenues from increasing or decreasing delinquencies precedes the related revenue impact of higher or lower charge-offs that ultimately result from varying levels of delinquencies. Delinquency and net charge-off rates are not only impacted by general economic trends in consumer credit performance but also by the continued seasoning of the Company's portfolio and the product mix. Charge-off rates are also impacted by bankruptcies. The Company's expectations for 1998 earnings are based on management's belief in a continued increase in revenues, together with a moderating level of increases in charge-offs and attrition. Management, however, cautions that delinquency and charge-off levels are not always predictable and may vary from projections. In addition, competition in the credit card industry, as measured by the volume of mail solicitations, remains very high. Increased competition can affect the Company's earnings by increasing attrition of the Company's outstanding loans (thereby reducing interest and fee income) and by making it more difficult to retain and attract more profitable customers.

Cautionary Factors

The Company's strategies and objectives outlined above and the other forward looking statements contained in this section involve a number of risks and uncertainties. The Company cautions readers that any forward looking information is not a guarantee of future performance and that actual results could differ materially. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: continued intense competition from numerous providers of products and services which compete with the Company's businesses; with respect to financial products, changes in the Company's aggregate accounts or consumer loan balances and the growth rate thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by the Company and attrition of accounts and loan balances; an increase in credit losses (including increases due to a worsening of general economic conditions); difficulties or delays in the development, production, testing and marketing of new products or services; losses associated with new products or services; financial, legal, regulatory or other difficulties that may affect investment in, or the overall performance of, a product or business, including changes in existing laws to regulate further the credit card and consumer loan industry and the financial services industry, in general; the amount of, and rate of growth in, the Company's expenses (including associate and marketing expenses) as the Company's business develops or changes or as it expands into new market areas; the availability of capital necessary to fund the Company's new businesses; the ability of the Company to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally; the ability of the Company to recruit experienced personnel to assist in the management and operations of new products and services; and other factors listed from time to time in the Company's SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 1997 (Part I, Item 1, Cautionary Statements).

SELECTED QUARTERLY FINANCIAL DATA


                                                1997                                                 1996
                                  -------------------------------------------   -----------------------------------------
                                   Fourth        Third     Second      First     Fourth      Third     Second      First
(Unaudited)                       Quarter/(1)/  Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
-------------------------------------------------------------------------------------------------------------------------
Summary Of Operations:
(In Thousands)
Interest income                   $203,551     $178,970   $166,870   $168,594   $201,353   $188,235   $137,753   $133,142
Interest expense                    89,023       81,816     83,611     80,397     87,784     81,581     63,300     62,334
                                  ---------------------------------------------------------------------------------------
Net interest income                114,528       97,154     83,259     88,197    113,569    106,654     74,453     70,808
Provision for loan losses           94,356       72,518     46,776     49,187     63,035     53,933     25,110     25,168
                                  ---------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses         20,172       24,636     36,483     39,010     50,534     52,721     49,343     45,640
Non-interest income                316,098      280,933    229,042    243,057    214,961    206,716    170,599    171,148
Non-interest expense               242,373      226,003    202,055    213,547    200,575    196,823    159,334    156,450
                                  ---------------------------------------------------------------------------------------
Income before income taxes          93,897       79,566     63,470     68,520     64,920     62,614     60,608     60,338
Income taxes                        35,680       30,236     24,118     26,038     24,670     23,793     22,425     22,325
                                  ---------------------------------------------------------------------------------------
Net income                        $ 58,217     $ 49,330   $ 39,352   $ 42,482   $ 40,250   $ 38,821   $ 38,183   $ 38,013
=========================================================================================================================
Per Common Share:
  Basic earnings/(2)/             $    .89     $    .75   $    .59   $    .64   $    .61   $    .59   $    .58   $    .57
  Diluted earnings/(2)/                .86          .73        .58        .63        .60        .58        .57        .57
  Dividends                            .08          .08        .08        .08        .08        .08        .08        .08
Market prices
  High                             54 3/16     45 3/4       39 7/8     43 5/8     36 5/8     31 7/8     32 1/8     27 7/8
  Low                              44 1/8      32 13/16     31 3/8     33 1/4     29 7/8     25 7/8     25         21 7/8
=========================================================================================================================
Average common shares (000s)        65,535       66,185     66,428     66,336     66,287     66,250     66,210     66,157
Average common and common
  equivalent shares (000s)          67,532       67,574     67,608     67,704     67,275     67,005     66,903     66,726
=========================================================================================================================
Average Balance Sheet Data:
(In Millions)
Consumer loans                    $  4,508     $  3,847   $  3,997   $  4,059   $  4,648   $  3,955   $  3,249   $  2,742
Allowance for loan losses             (174)        (123)      (119)      (120)      (105)       (81)       (74)       (74)
Securities                           1,831        1,690      1,563      1,521      1,164      1,228        933      1,302
Other assets                           899        1,143      1,117        939        929        990        793        721
                                  ---------------------------------------------------------------------------------------
Total assets                      $  7,064     $  6,557   $  6,558   $  6,399   $  6,636   $  6,092   $  4,901   $  4,691
=========================================================================================================================
Interest-bearing deposits         $  1,172     $    852   $    818   $    993   $  1,298   $  1,234   $    789   $    859
Other borrowings                       823          595        695        411        472        466        349        527
Senior and deposit notes             3,614        3,686      3,769      3,809      3,843      3,435      2,875      2,510
Other liabilities                      465          485        380        357        290        259        244        164
Preferred beneficial interests          98           98         98         65
Stockholders' equity                   892          841        798        764        733        698        644        631
                                  ---------------------------------------------------------------------------------------
Total liabilities and equity      $  7,064     $  6,557   $  6,558   $  6,399   $  6,636   $  6,092   $  4,901   $  4,691
=========================================================================================================================

The above schedule is a tabulation of the Company's unaudited quarterly results for the years ended December 31, 1997 and 1996. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 10,585 and 14,562 common stockholders of record as of December 31, 1997 and 1996, respectively.
(1) Includes the effect of the modifications in charge-off policy and finance charge and fee income recognition which reduced interest income by $24.4 million and non-interest income by $48.9 million, see Note A to Consolidated Financial Statements.
(2) The earnings per share amounts for the first three quarters of 1997 and for 1996 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement 128, see Note A to Consolidated Financial Statements.

   Report of Independent Auditors



   The Board of Directors and Stockholders
   Capital One Financial Corporation

   We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
      As discussed in Note A to the consolidated financial statements, in 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."


   /s/ Ernst & Young LLP

   Washington, D.C.
   January 15, 1998

CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31
                                                                  ---------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                            1997            1996
---------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks                                           $     5,039     $    48,724
Federal funds sold and resale agreements                              173,500         450,000
Interest-bearing deposits at other banks                               59,184          30,252
                                                                  ---------------------------
  Cash and cash equivalents                                           237,723         528,976
Securities available for sale                                       1,242,670         877,851
Consumer loans                                                      4,861,687       4,343,902
  Less: Allowance for loan losses                                    (183,000)       (118,500)
                                                                  ---------------------------
Net loans                                                           4,678,687       4,225,402
Premises and equipment, net                                           162,726         174,661
Interest receivable                                                    51,883          78,590
Accounts receivable from securitizations                              588,781         502,520
Other assets                                                          115,809          79,445
                                                                  ---------------------------
  Total assets                                                    $ 7,078,279     $ 6,467,445
---------------------------------------------------------------------------------------------
LIABILITIES:
Interest-bearing deposits                                         $ 1,313,654     $   943,022
Other borrowings                                                      796,112         530,983
Senior notes                                                        3,332,778       3,694,237
Deposit notes                                                         299,996         299,996
Interest payable                                                       68,448          80,362
Other liabilities                                                     276,368         178,454
                                                                  ---------------------------
  Total liabilities                                                 6,087,356       5,727,054
                                                                  ---------------------------
COMMITMENTS AND CONTINGENCIES

GUARANTEED PREFERRED BENEFICIAL INTERESTS
  IN CAPITAL ONE BANK'S FLOATING RATE
  JUNIOR SUBORDINATED CAPITAL INCOME SECURITIES:                       97,664

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; authorized
  50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized
  300,000,000 shares, 66,557,230 and 66,325,261
  issued as of December 31, 1997 and 1996, respectively                   666             663
Paid-in capital, net                                                  513,561         481,383
Retained earnings                                                     427,679         258,345
  Less: Treasury stock, at cost; 1,188,134 shares                     (48,647)
                                                                  ---------------------------
  Total stockholders' equity                                          893,259         740,391
                                                                  ---------------------------
         Total liabilities and stockholders' equity               $ 7,078,279     $ 6,467,445
---------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31
                                                        ----------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                         1997           1996           1995
------------------------------------------------------------------------------------------------
INTEREST INCOME:
Consumer loans, including fees                          $  619,785     $  592,088     $  397,654
Federal funds sold and resale agreements                    16,423         21,293         26,832
Other                                                       81,777         47,102         32,923
                                                        ----------------------------------------
  Total interest income                                    717,985        660,483        457,409
                                                        ----------------------------------------

INTEREST EXPENSE:
Deposits                                                    41,932         56,272         49,547
Other borrowings                                            39,066         28,509         66,214
Senior and deposit notes                                   253,849        210,218        133,635
                                                        ----------------------------------------
  Total interest expense                                   334,847        294,999        249,396
                                                        ----------------------------------------
Net interest income                                        383,138        365,484        208,013
Provision for loan losses                                  262,837        167,246         65,895
                                                        ----------------------------------------
Net interest income after provision for loan losses        120,301        198,238        142,118
                                                        ----------------------------------------

NON-INTEREST INCOME:
Servicing and securitizations                              682,345        459,833        409,927
Service charges                                            284,256        218,988         86,029
Interchange                                                 49,030         51,399         33,457
Other                                                       53,499         33,204         23,630
                                                        ----------------------------------------
  Total non-interest income                              1,069,130        763,424        553,043
                                                        ----------------------------------------

NON-INTEREST EXPENSE:
Salaries and associate benefits                            289,322        215,155        135,833
Marketing                                                  224,819        206,620        146,810
Communications and data processing                          98,135         76,841         61,508
Supplies and equipment                                      82,874         60,053         42,081
Occupancy                                                   37,548         22,330         13,655
Other                                                      151,280        132,183         97,543
                                                        ----------------------------------------
  Total non-interest expense                               883,978        713,182        497,430
                                                        ----------------------------------------
Income before income taxes                                 305,453        248,480        197,731
Income taxes                                               116,072         93,213         71,220
                                                        ----------------------------------------
Net income                                              $  189,381     $  155,267     $  126,511
------------------------------------------------------------------------------------------------
Basic earnings per share                                $     2.87     $     2.34     $     1.93
------------------------------------------------------------------------------------------------
Diluted earnings per share                              $     2.80     $     2.32     $     1.91
------------------------------------------------------------------------------------------------
Dividends paid per share                                $      .32     $      .32     $      .24
------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY





                                                Common Stock                                                                  Total
                                          --------------------------        Paid-In     Retained       Treasury       Stockholders'
(Dollars in Thousands, Except Per Share Data)    Shares       Amount   Capital, Net     Earnings          Stock              Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                 66,067,250           $661   $462,844       $ 11,052                             $474,557
Net income                                                                             126,511                              126,511
Cash dividends-$.24 per share                                                          (15,883)                             (15,883)
Issuances of common stock                      65,645              1      1,256                                               1,257
Exercise of stock options                       6,582                       132                                                 132
Tax benefit from stock awards                                             1,578                                               1,578
Restricted stock, net                          35,090                     4,020                                               4,020
Change in unrealized gains on
  securities available for sale,
  net of income taxes of $3,780                                                          7,019                                7,019
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1995                 66,174,567            662    469,830        128,699                              599,191
Net income                                                                             155,267                              155,267
Cash dividends-$.32 per share                                                          (20,573)                             (20,573)
Issuances of common stock                     139,858              1      3,108                                               3,109
Exercise of stock options                      11,500                       186                                                 186
Tax benefit from stock awards                                               338                                                 338
Restricted stock, net                            (664)                      193                                                 193
Common stock issuable under
  incentive plan                                                          7,728                                               7,728
Foreign currency translation                                                              (132)                                (132)

Change in unrealized gains on
  securities available for sale,
  net of income taxes of $2,647                                                         (4,916)                              (4,916)

                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1996                 66,325,261            663    481,383        258,345                              740,391
Net income                                                                             189,381                              189,381
Cash dividends-$.32 per share                                                          (20,638)                             (20,638)
Purchases of treasury stock                                               1,552                        $(52,314)            (50,762)
Issuances of common stock                     101,800              1      2,755                           2,201               4,957
Exercise of stock options                     130,290              2      2,614                           1,466               4,082
Tax benefit from stock awards                                               379                                                 379
Restricted stock, net                            (121)                      106                                                 106
Common stock issuable under
  incentive plan                                                         24,772                                              24,772
Foreign currency translation                                                                59                                   59
Change in unrealized gains on
  securities available for sale,
  net of income taxes of $481                                                              532                                  532
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1997                 66,557,230           $666   $513,561       $427,679         $(48,647)           $893,259
===================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                 Year Ended December 31
                                                                     -------------------------------------------
(In Thousands)                                                              1997            1996            1995
----------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                           $   189,381     $   155,267     $   126,511
Adjustments to reconcile net income to cash
 provided by operating activities:
  Provision for loan losses                                              262,837         167,246          65,895
  Depreciation and amortization, net                                      46,550          41,894          33,424
  Stock compensation plans                                                24,878           7,921           4,020
  Decrease (increase) in interest receivable                              26,707         (23,017)        (40,958)
  Increase in accounts receivable from securitizations                   (86,261)       (143,141)       (122,364)
  Increase in other assets                                               (41,469)        (24,795)        (11,786)
  (Decrease) increase in interest payable                                (11,914)          6,431          64,667
  Increase (decrease) in other liabilities                                97,914          89,964          (4,780)
                                                                     -------------------------------------------
     Net cash provided by operating activities                           508,623         277,770         114,629
                                                                     -------------------------------------------
Investing Activities:
Purchases of securities available for sale                            (1,275,900)       (947,478)       (400,117)
Proceeds from sales of securities available for sale                     483,592             773
Proceeds from maturities of securities available for sale                450,787         490,040         100,000
Proceeds from securitization of consumer loans                         2,114,695       2,695,000       3,525,000
Net increase in consumer loans                                        (2,858,279)     (4,251,269)     (4,293,988)
Recoveries of loans previously charged off                                27,462          13,300          13,353
Additions of premises and equipment, net                                 (51,602)        (74,871)        (61,623)
                                                                     -------------------------------------------
     Net cash used for investing activities                           (1,109,245)     (2,074,505)     (1,117,375)
                                                                     -------------------------------------------
Financing Activities:
Net increase in interest-bearing deposits                                370,632         246,985         243,836
Net increase (decrease) in other borrowings                              265,129        (278,820)     (1,230,885)
Issuances of senior and deposit notes                                    529,977       2,105,864       2,469,869
Maturities of senior notes                                              (891,436)       (603,500)
Issuance of preferred beneficial interests                                97,428
Proceeds from exercise of stock options                                    4,082             186             132
Net proceeds from issuances of common stock                                4,957           3,109           1,257
Purchases of treasury stock                                              (50,762)
Dividends paid                                                           (20,638)        (20,573)        (15,883)
                                                                     -------------------------------------------
     Net cash provided by financing activities                           309,369       1,453,251       1,468,326
                                                                     -------------------------------------------
(Decrease) increase in cash and cash equivalents                        (291,253)       (343,484)        465,580
                                                                     -------------------------------------------
Cash and cash equivalents at beginning of year                           528,976         872,460         406,880
                                                                     -------------------------------------------
Cash and cash equivalents at end of year                             $   237,723     $   528,976     $   872,460
================================================================================================================

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
(Currencies in Thousands, Except Per Share Data)


Note A: Significant Accounting Policies

Organization and Basis of Presentation

The Consolidated Financial Statements include the accounts of Capital One Financial Corporation (the "Corporation") and its subsidiaries. The Corporation is a holding company whose subsidiaries provide a variety of products and services to consumers. The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, and Capital One, F.S.B. (the "Savings Bank"), which provides certain consumer lending and deposit services. The Corporation and its subsidiaries are collectively referred to as the "Company."
     The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated. Certain prior years' amounts have been reclassified to conform to the 1997 presentation.
     The following is a summary of the significant accounting policies used in preparation of the accompanying financial statements.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks. Cash paid for interest for the years ended December 31, 1997, 1996 and 1995, was $346,761, $288,568 and $184,729, respectively. Cash paid for income taxes for the years ended December 31, 1997, 1996 and 1995, was $131,052, $107,065 and $82,561,
respectively.

Securities Available for Sale

Debt securities for which the Company does not have the positive intent and ability to hold to maturity are classified as securities available for sale. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of retained earnings. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in other interest income.

Consumer Loans Held for Securitization

Consumer loans held for securitization are loans which management intends to securitize, generally within three to six months, and are carried at the lower of aggregate cost or market value.

Consumer Loans

Interest income is generally recognized until a loan is charged off. The accrued interest and fee portions of a charged off loan balance are deducted from current period income with the remaining principal balance charged off against the allowance for loan losses. In the fourth quarter of 1997, the Company recognized the estimated uncollectible portion of finance charge and fee income receivables, which decreased loans and pre-tax income by $50,200. In addition, in the fourth quarter of 1997, the Company modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due, from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. As a result, pre-tax income was decreased by $23,141 for the reversal of previously accrued finance charges and fee income, and reported charge-offs were increased by $11,477. Earlier charge-offs may occur on accounts of bankrupt or deceased consumers. Bankrupt consumers' accounts are generally charged off within thirty days of receipt of the bankruptcy petition. Annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Deferred fees (net of deferred costs) were $98,619 and $58,059 as of December 31, 1997 and 1996, respectively.

Allowance for Loan Losses

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

Securitizations

In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"("SFAS 125"), which was effective January 1, 1997. The Company prospectively adopted the requirements of SFAS 125 for the securitization of consumer loans. The incremental effect of applying the new requirements, was to increase servicing and securitizations income in 1997 by $32,000 ($19,840, net of tax). The Company records gains or losses on the securitization of consumer loan receivables based on the estimated fair value of assets obtained and liabilities incurred in the sale. Gains represent the present value of estimated cash flows the Company has retained over the estimated outstanding period of the receivables. This excess cash flow essentially represents an "interest only"("I/O") strip, consisting of the excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. Certain estimates inherent in the determination of the fair value of the I/O strip are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term. Prior to 1997, no gains were recorded due to the relatively short average life of the consumer loans securitized. Excess servicing fee income was recorded over the life of each sale transaction.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization ($149,215 and $99,104 as of December 31, 1997 and 1996, respectively). Depreciation and amortization expense are computed generally by the straight-line method over the estimated useful lives of the assets.

Marketing

The Company expenses marketing costs as incurred.

Credit Card Fraud Losses

The Company experiences fraud losses from the unauthorized use of credit cards. Transactions suspected of being fraudulent are charged to non-interest expense after a sixty-day investigation period.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options and restricted stock. Diluted earnings per share is similar to the previously reported fully diluted earnings per share and is based on the weighted average number of common and common equivalent shares, including dilutive stock options and restricted stock outstanding during the year. Earnings per share amounts for all periods have been restated to conform to SFAS 128 requirements.

Interest Rate Swap Agreements

The Company enters into interest rate swap agreements ("swaps") for purposes of managing its interest rate sensitivity. The Company designates swaps to on-balance sheet instruments to alter the interest rate characteristics of such instruments and to modify interest rate sensitivity. The Company also designates swaps to off-balance sheet items to reduce the interest rate sensitivity associated with off-balance sheet cash flows (i.e., securitizations).
     Swaps involve the periodic exchange of payments over the life of the agreements. Amounts received or paid on swaps are recorded on an accrual basis as an adjustment to the related income or expense of the item to which the agreements are designated. The related amount receivable from counterparties of $2,771 and $41,548 as of December 31, 1997 and 1996, respectively, was included in other assets. Changes in the fair value of swaps are not reflected in the accompanying financial statements, where designated to existing or anticipated assets or liabilities and where swaps effectively modify or reduce interest rate sensitivity.
     Realized and unrealized gains or losses at the time of maturity, termination, sale or repayment of a swap or designated item are recorded in a manner consistent with the original designation of the swap. Amounts are deferred and amortized as an adjustment to interest expense over the original period of interest exposure, provided the designated asset or liability continues to exist or is probable of occurring. Realized and unrealized changes in fair value of swaps, designated with items that no longer exist or are no longer probable of occurring, are recorded as a component of the gain or loss arising from the disposition of the designated item.

    The Company's credit exposure on swaps is limited to the value of the swaps that have become favorable to the Company in the event of nonperformance by the counterparties. Under the terms of certain swaps, each party may be required to pledge collateral if the market value of the swaps exceeds an amount set forth in the agreement or in the event of a change in its credit rating. The Company actively monitors the credit ratings of counterparties and does not anticipate nonperformance by the counterparties with which it transacts its swaps.


    Note B: Securities Available for Sale

    Securities available for sale as of December 31, 1997 and 1996 were as follows:


                                                                                  Maturity Schedule
                                                ------------------------------------------------------------------------------------
                                                                                                              Market      Amortized
                                                    1 Year           1-5           5-10       Over 10          Value           Cost
                                                   or Less         Years          Years         Years         Totals         Totals
   ---------------------------------------------------------------------------------------------------------------------------------
   December 31, 1997
   Commercial paper                               $187,145                                                $  187,145     $  187,145
   U.S. Treasury and other U.S. government
     agency obligations                            400,929      $589,899         $2,506                      993,334        989,707
   Collateralized mortgage obligations                                                        $18,969         18,969         18,629
   Mortgage backed securities                                     13,278                        9,960         23,238         22,966
   Other                                                             330            526        19,128         19,984         20,008
                                                ------------------------------------------------------------------------------------
                                                  $588,074      $603,507         $3,032       $48,057     $1,242,670     $1,238,455
   ---------------------------------------------------------------------------------------------------------------------------------

   December 31, 1996
   Commercial paper                               $ 84,297                                                $   84,297     $   84,297
   U.S. Treasury and other U.S. government
     agency obligations                            393,583      $354,680                                     748,263        745,174
   Collateralized mortgage obligations                                                        $20,834         20,834         20,479
   Mortgage backed securities                                                                  11,607         11,607         11,849
   Other                                                                                       12,850         12,850         12,850
                                                ------------------------------------------------------------------------------------
                                                  $477,880      $354,680                      $45,291     $  877,851     $  874,649
   ---------------------------------------------------------------------------------------------------------------------------------


                                                                Weighted Average Yields
                                              -------------------------------------------------------------
                                                   1 Year            1-5          5-10        Over 10
                                                  or Less          Years         Years          Years
   --------------------------------------------------------------------------------------------------------
   December 31, 1997
   Commercial paper                                 6.05%
   U.S. Treasury and other U.S. government
     agency obligations                             6.79           6.24%         8.69%
   Collateralized mortgage obligations                                                          6.96%
   Mortgage backed securities                                      5.17                         7.03
   Other                                                           6.03          6.39           6.22
                                              -------------------------------------------------------------
                                                    6.55%          6.21%         8.29%          6.70%
   --------------------------------------------------------------------------------------------------------

   Securities available for sale as of December 31, 1995 consisted of U.S. government agency obligations with an amortized cost of $402,250.



Note C: Allowance for Loan Losses
The following is a summary of changes in the allowance for loan losses:

                                              Year Ended December 31

                                        1997           1996           1995
-------------------------------------------------------------------------------

Balance at beginning of year         $ 118,500      $  72,000      $  68,516
Provision for loan losses              262,837        167,246         65,895
Transfer to loans held for
  securitization                        (2,770)       (27,887)       (11,504)
Increase from consumer
  loan purchase                                         9,000
Charge-offs                           (223,029)      (115,159)       (64,260)
Recoveries                              27,462         13,300         13,353
                                   --------------------------------------------
Net charge-offs                       (195,567)      (101,859)       (50,907)
                                   --------------------------------------------
Balance at end of year               $ 183,000      $ 118,500      $  72,000
-------------------------------------------------------------------------------




Note D: Borrowings

Borrowings as of December 31, 1997 and 1996 were as follows:

                             1997                   1996
                    ---------------------   ---------------------
                                 Weighted               Weighted
                                  Average                Average
                    Outstanding      Rate   Outstanding     Rate
----------------------------------------------------------------------------

Interest-
  bearing
  deposits          $1,313,654      4.49%    $  943,022     4.31%
----------------------------------------------------------------------------

Other
  borrowings
Federal funds
  purchased and
  resale agreements $  705,863      5.75%    $  445,600     6.26%
Other                   90,249      7.09         85,383     6.43
----------------------------------------------------------------------------

Total               $  796,112               $  530,983
----------------------------------------------------------------------------

Senior notes
Bank--fixed rate    $2,793,778      7.03%    $3,140,237     7.31%
Bank--variable rate    414,000      6.19        429,000     5.99
Corporation            125,000      7.25        125,000     7.25

Total               $3,332,778               $3,694,237
----------------------------------------------------------------------------

Deposit notes

Fixed rate            $224,996             6.71%      $224,996       6.71%
Variable rate           75,000             6.15         75,000       5.86
============================================================================
Total                 $299,996                        $299,996
----------------------------------------------------------------------------

        As of December 31, 1997, the aggregate amount of interest-bearing deposits with accounts exceeding $100 was $228,428. In September 1997, the Savings Bank completed the purchase of the national retail deposit franchise of JCPenney National Bank. Retail deposit balances acquired under the agreement were approximately $421,000.
        In November 1996, the Company entered into a four-year, $1,700,000 unsecured revolving credit arrangement (the "Credit Facility"). The Credit Facility is comprised of two tranches: a $1,375,000 Tranche A facility available to the Bank and the Savings Bank, including an option for up to $225,000 in multi-currency availability, and a $325,000 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $100,000 in multi-currency availability. Each tranche under the facility is structured as a four-year commitment and is available for general corporate purposes. The borrowings of the Savings Bank are limited to $750,000. All borrowings under the Credit Facility are based on varying terms of the London InterBank Offered Rate ("LIBOR"). The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but which have not been paid. Any borrowings under the Credit Facility will mature on November 24, 2000; however, the final maturity of each tranche may be extended for three additional one-year periods. As of December 31, 1997 and 1996, the Company had no outstandings under the Credit Facility.
        In August 1997, the Company entered into a three-year, $350,000 equivalent unsecured revolving credit arrangement (the "UK/Canada Facility"), which will be used to finance the Company's expansion in the United Kingdom and Canada. The UK/Canada Facility is comprised of two tranches: a Tranche A facility in the amount of (pound)156,458 ($249,800 equivalent based on the exchange rate at closing) and a Tranche B facility in the amount of C$139,609 ($100,200 equivalent based on the exchange rate at closing). An amount of (pound)34,574 or C$76,910 ($55,200 equivalent based on the exchange rates at closing) may be transferred between the Tranche A facility and the Tranche B facility, respectively, upon the request of the Company. Each tranche under the facility is structured as a three-year commitment and will be available for general corporate purposes. All borrowings under the UK/Canada Facility are based on varying terms of LIBOR. The Corporation serves as the guarantor of all borrowings under the UK/Canada Facility. As of December 31, 1997, the Company had no outstandings under the UK/Canada Facility.
        In April 1997, the Bank increased the aggregate amount of bank notes available under its bank note program. Under the program, the Bank from time to time may issue up to $7,800,000 of senior bank notes with maturities from thirty days to thirty years and up to $200,000 of subordinated bank notes (none issued as of December 31, 1997 and 1996) with maturities from five to thirty years.
        In October 1997, the Bank established a program for the issuance of debt instruments to be offered outside of the United States. Under this program, the Bank from time to time may issue instruments in the aggregate principal amount of $1,000,000 equivalent outstanding at any one time (none issued as of December 31, 1997). Instruments under this program may be denominated in any currency or currencies.
        In September 1996, the Corporation filed a $200,000 shelf registration statement ($125,000 of senior debt securities issued as of December 31, 1997) with the Securities and Exchange Commission under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities, consisting of debentures, notes and/or other unsecured evidences, (ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock. The securities will be limited to a $200,000 aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation.
        In April 1996, the Bank established a deposit note program under which the Bank from time to time may issue up to $2,000,000 of deposit notes with maturities from thirty days to thirty years.
        In January 1997, Capital One Capital I, a subsidiary of the Bank created as a Delaware statutory business trust, issued $100,000 aggregate amount of Floating Rate Junior Subordinated Capital Income Securities that mature on February 1, 2027. The securities represent a preferred beneficial interest in the assets of the trust. The net proceeds of the offering of $97,428 were lent to the Bank for general corporate purposes. As of December 31, 1997, the interest rate on these securities was 7.30%.

        The Company has entered into swaps to effectively convert certain interest rates on bank notes from fixed to variable. The swaps, which had a notional amount totaling $450,000 as of December 31, 1997, will mature in 1998 and 2000 to coincide with maturities of fixed bank notes. In 1997, the Company entered into swaps with notional amounts totaling $450,000 to effectively offset the swaps described above with matching maturities and terms which pay fixed and receive variable rates. As of December 31, 1997, the variable rate payments on the original and offsetting swaps were matched and will continue to offset each other through maturity. As of December 31, 1997, the weighted average fixed rate payment received on the original swaps was 7.39%, and the weighted average fixed rate payment paid on the offsetting swaps was 6.50%.
        As of December 31, 1996, swaps with a notional amount totaling $974,000, with maturity dates from 1997 through 2000, paid three-month LIBOR at a weighted average contractual rate of 5.59% and received a weighted average fixed rate of 7.71%. In 1995, the Bank entered into basis swaps (notional amounts totaling $260,000) to effectively convert bank notes, with a variable rate based on six-month LIBOR to a variable rate based on three-month LIBOR. These swaps and bank notes matured in 1996.
        Interest-bearing deposits, senior notes and deposit notes as of December 31, 1997, mature as follows (all other borrowings mature in 1998):

      Interest-Bearing
              Deposits   Senior Notes   Deposit Notes        Total
-----------------------------------------------------------------------------

1998        $1,129,742   $  918,166     $299,996        $2,347,904
1999            95,901      789,978                        885,879
2000            48,979      649,614                        698,593
2001             4,898      523,114                        528,012
2002            34,134      112,000                        146,134
Thereafter                  339,906                        339,906
            -----------------------------------------------------------------
Total       $1,313,654   $3,332,778     $299,996        $4,946,428
-----------------------------------------------------------------------------


Note E: Associate Benefit Plans

The Company sponsors a contributory Associate Savings Plan in which substantially all full-time and certain part-time associates are eligible to participate. The Company matches a portion of associate contributions and makes discretionary contributions based upon the Company meeting a certain earnings per share target. The Company's contributions to this plan were $10,264, $9,048 and $2,701 for the years ended December 31, 1997, 1996 and 1995, respectively. Effective January 1, 1996, the Company is required to make additional contributions for pay-based credits for eligible associates which were previously provided under the Cash Balance Pension Plan.
        Through December 31, 1995, the Company provided its associate pension benefits through the Cash Balance Pension Plan and postretirement medical coverage and life insurance benefits through the Associate Welfare Benefits Plan. Effective December 31, 1995, the Company amended the Cash Balance Pension Plan so that no future pay-based credits will accrue. Future pay-based credits will accrue to the Associate Savings Plan discussed above. Neither the remaining obligations under the Cash Balance Pension Plan nor the obligations under the unfunded Associate Welfare Benefits Plan were material to the Company's financial statements.

Note F: Stock Plans

The Company has three stock-based compensation plans which are described below. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's fixed stock options, since the exercise price equals the market price of the underlying stock on the measurement date of grant, nor for the stock purchase plan, which is considered to be noncompensatory.

For the performance-based option plans discussed below, compensation cost is measured as the difference between the exercise price and the target stock price required for vesting and is recognized over the estimated vesting period.

   SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires, for companies electing to continue to follow the recognition provisions of APB 25, pro forma information regarding net income and earnings per share, as if the recognition provisions of SFAS 123 were adopted for stock options granted subsequent to December 31, 1994. For purposes of pro forma disclosure, the fair value of the options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions and is amortized to expense over the options' vesting period.

                                  For the Years Ended December 31
Assumptions                          1997         1996        1995
-----------------------------------------------------------------------------

Dividend yield                           .82%         .90%        .90%
Volatility factors of expected
  market price of stock                   40%          32%         33%
Risk-free interest rate                 6.27%        5.90%       6.30%
Expected option lives (in years)        4.5          6.0         4.0

Pro Forma Information
-----------------------------------------------------------------------------

Net income                          $186,003     $151,853    $125,296
Basic earnings per share            $   2.82     $   2.29    $   1.91
Diluted earnings per share          $   2.74     $   2.27    $   1.89
-----------------------------------------------------------------------------
   Under the 1994 Stock Incentive Plan, the Company has reserved 7,370,880 common shares as of December 31, 1997 and 1996 (5,370,880 as of December 31, 1995) for issuance in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and incentive stock. The exercise price of each stock option issued to date equals the market price of the Company's stock on the date of grant. The option's maximum term is ten years. The number of shares available for future grants was 97,814; 1,508,352 and 2,061,640 as of December 31, 1997, 1996 and 1995, respectively. Other than the performance-based options discussed below, options generally vest annually over three to five years and expire beginning November 2004 and all options vest immediately upon a change in control. The restrictions on restricted stock (of which 23,215 shares were issued in 1995 at the then fair value of $16.75 per share) expire annually over three years.
   In December 1997, the Company's Board of Directors approved a compensation program under which senior management was given the opportunity to forego future cash compensation in exchange for stock options. Under this program, the Company's Chairman and Chief Executive Officer and its President and Chief Operating Officer have agreed to forego all salary and any benefits under the Associate Stock Purchase Plan (the "Purchase Plan"), Associate Savings Plan, and the Company's unfunded excess savings plan benefits from 1998 through 2000 in exchange for a one-time option grant. The options granted to these top two executives are target stock price performance-based options to purchase a total of 685,755 shares. These options will vest if the fair market value of the common stock remains at or above $84.00 for at least ten trading days in any thirty consecutive calendar day period by the third anniversary of the grant date (December 18, 2000). In the event that these options do not meet this vesting criteria on or before December 18, 2000, the options will terminate. In addition, substantially all of the Company's top managers elected to forego a portion of their annual cash bonuses and Associate Savings Plan benefits for the next three years in exchange for options. Under this program, certain key managers received target stock price performance-based options to purchase 457,466 shares with the same vesting provisions as the grant to the Company's top two executives. In addition, other senior managers received fixed options to purchase 223,900 shares, which vest in full on the third anniversary of the date of grant. The above option grants provide for the purchase of common shares at the December 18, 1997 market price of $48.75 per share. All of these awards are subject to stockholder approval at the Company's next annual meeting of an increase in shares available for issuance under the 1994 Stock Incentive Plan in sufficient number to accommodate these awards.

   In April 1996, stockholders approved an increase of 2,000,000 in shares available for issuance under the 1994 Stock Incentive Plan. With this approval, a September 15, 1995 grant to the Company's Chairman and Chief Executive Officer and its President and Chief Operating Officer became effective. This grant was for target stock price performance-based options to purchase 2,500,000 common shares at the September 15, 1995 market price of $29.19 per share. Vesting of the options was dependent on the fair market value of the common stock remaining at or above specified levels for at least ten trading days in any thirty consecutive calendar day period. Fifty percent of the options vested in January 1997 when the Company's stock reached $37.50 per share; 25% vested in October 1997 when the stock reached $43.75 per share; the remaining 25% vested in January 1998 when the stock reached $50.00 per share. The Company recognized $24,772 and $7,728 of compensation cost for these options for the years ended December 31, 1997 and 1996, respectively.
   In April 1995, the Company adopted the 1995 Non-associate Directors Stock Incentive Plan. This plan authorizes a maximum of 500,000 shares of the Company's common stock for the automatic grant of restricted stock and stock options to eligible members of the Company's Board of Directors. As of December 31, 1997, 1996 and 1995, 382,500; 417,500 and 452,500 shares were available for grant under this plan, respectively. The options vest after one year and their maximum term is ten years. Restrictions on the restricted stock (of which 12,500 shares were issued in 1995 at the then fair value of $19.88 per share) expired in 1996. The exercise price of each option equals the market price of the Company's stock on the date of grant.
   A summary of the status of the Company's options as of December 31, 1997, 1996 and 1995, and changes for the years then ended is presented below (excluding the December 1997 grants subject to stockholder approval):

                                                          1997                          1996                         1995
                                                ------------------------     ------------------------     -------------------------
                                                               Weighted-                    Weighted-                     Weighted-
                                                                 Average                      Average                       Average
                                                Options   Exercise Price     Options   Exercise Price     Options    Exercise Price
                                                  (000s)       Per Share       (000s)       Per Share       (000s)        Per Share
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                  5,894           $23.92       3,315           $19.67       2,036            $16.00
  Granted                                         1,590            40.88       2,694            29.04       1,361             25.08
  Exercised                                        (215)           20.76         (12)           16.40          (6)            16.00
  Canceled                                         (144)           30.16        (103)           21.82         (76)            18.25
                                                -----------------------------------------------------------------------------------
Outstanding at end of year                        7,125           $27.67       5,894           $23.92       3,315            $19.67
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                        3,815           $24.43       1,196           $18.98         454            $16.00
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options
  granted during the year                                         $16.03                       $11.22                        $ 8.19
                                                                  ------                       ------                        ------

      The following table summarizes information about options outstanding as of December 31, 1997:

                                                               Options Outstanding                      Options Exercisable
                                                 ------------------------------------------------  -------------------------------
                                                      Number   Weighted-Average  Weighted-Average       Number  Weighted-Average
Range of                                         Outstanding          Remaining    Exercise Price  Exercisable    Exercise Price
Exercise Prices                                        (000s)  Contractual Life         Per Share        (000s)        Per Share
--------------------------------------------------------------------------------------------------------------------------------
$16.00-$24.99                                          2,240         6.93 years            $16.52      1,406              $16.38
$25.00-$33.99                                          3,352         7.73                   29.08      2,409               29.13
$34.00-$47.99                                          1,533         9.52                   40.90

   Under the Company's Purchase Plan, associates of the Company are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 1% of monthly base pay. The amounts deducted are applied to the purchase of unissued common or treasury stock of the Company at 85% of the current market price. An aggregate of 1,000,000 common shares have been authorized for issuance under the Purchase Plan, of which 682,427; 822,001 and 934,355 shares were available for issuance as of December 31, 1997, 1996 and 1995, respectively.
   Pursuant to a Marketing and Management Services Agreement between Signet Bank (which has since been acquired by First Union Bank on November 30, 1997) and Fairbank Morris, Inc. ("FMI"), a corporation controlled by members of the Company's executive management, 464,400 shares of restricted stock, at the then fair value of $16.00 per share, were awarded to FMI for services rendered for the period from January 1, 1994 to December 31, 1995. In connection with this award, $3,715 in compensation cost was recognized in 1995. The restrictions on this stock expired on November 15, 1995, one year after the grant date.
   On November 16, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles a registered holder to purchase from the Company one one-hundredth of a share of the Company's authorized Cumulative Participating Junior Preferred Stock (the "Junior Preferred Shares") at a price of $150, subject to adjustment. The Company has reserved 1,000,000 shares of its authorized preferred stock for the Junior Preferred Shares. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. However, the Rights generally become exercisable and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of the Company's outstanding common stock or a tender offer or exchange offer is announced for the Company's common stock. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share.
   In July 1997, the Company's Board of Directors voted to repurchase up to two million shares of the Company's common stock over the next two years in order to mitigate the dilutive impact of shares issuable under its benefit plans, including its Purchase Plan, dividend reinvestment and stock purchase plans and other incentive plans. During 1997, the Company repurchased 1,318,641 shares under this program. Certain treasury shares were reissued in connection with the Company's benefit plans.

Note G: Other Non-Interest Expense

                                       Year Ended December 31
                                   1997         1996        1995
--------------------------------------------------------------------------------

Professional services          $ 47,671     $ 43,968     $28,787
Collections                      23,216        9,783       7,193
Fraud losses                     16,749       26,773      27,721
Bankcard association
  assessments                    16,074       15,045      13,116
Other                            47,570       36,614      20,726
                               ---------------------------------
Total                          $151,280     $132,183     $97,543
--------------------------------------------------------------------------------

Note H: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 were as follows:

                                                             December 31
                                                          1997          1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for loan losses                           $ 60,900       $41,475
  Finance charge and fee income receivables             17,570
  Stock incentive plan                                  11,466         2,758
  Unearned membership fees                               5,600           310
  State taxes, net of federal benefit                    2,694
  Other                                                 11,290         7,232
--------------------------------------------------------------------------------
Total deferred tax assets                              109,520        51,775
Deferred tax liabilities:
  Securitizations                                       26,822
  Service charge accrual                                10,167         5,368
  Deferred issuance and replacement costs                4,442         3,119
  Depreciation                                           4,235         2,546
  Other                                                    456           542
                                                      --------------------------
Total deferred tax liabilities                          46,122        11,575
--------------------------------------------------------------------------------
Net deferred tax assets before unrealized
  gains on securities available for sale                63,398        40,200
Unrealized gains on securities available for sale       (1,602)       (1,121)
                                                      --------------------------
Net deferred tax assets                               $ 61,796       $39,079
--------------------------------------------------------------------------------

     Significant components of the provision for income taxes attributable to continuing operations were as follows:

                                       Year Ended December 31
                                   1997         1996        1995
--------------------------------------------------------------------------------

Federal taxes                  $138,877     $119,027     $63,162
State taxes                         393        1,715         600
Deferred income taxes           (23,198)     (27,529)      7,458
                               ----------------------------------------
Income taxes                   $116,072     $ 93,213     $71,220
--------------------------------------------------------------------------------

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense was:

                                       Year Ended December 31
                                   1997        1996         1995
--------------------------------------------------------------------------------

Income tax at statutory
  federal tax rate               35.00%      35.00%       35.00%
Other, primarily state taxes      3.00        2.50         1.00
                                 ----------------------------------
Income taxes                     38.00%      37.50%       36.00%
--------------------------------------------------------------------------------

Note I: Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                             Year Ended December 31
(Shares in Thousands)                    1997         1996        1995
--------------------------------------------------------------------------------

Numerator:
Net income                           $189,381     $155,267    $126,511
--------------------------------------------------------------------------------

Denominator:
Denominator for basic earnings
  per share--
    Weighted-average shares            66,070       66,228      65,691
--------------------------------------------------------------------------------
Effect of dilutive securities:
  Stock options                         1,578          790         391
  Restricted stock                          3            8         310
--------------------------------------------------------------------------------
Dilutive potential
  common shares                         1,581          798         701
Denominator for diluted
  earnings per share--
    Adjusted weighted-average shares   67,651       67,026      66,392
                                      ------------------------------------------
Basic earnings per share             $   2.87     $   2.34    $   1.93
--------------------------------------------------------------------------------
Diluted earnings per share           $   2.80     $   2.32    $   1.91
--------------------------------------------------------------------------------
     For additional disclosures regarding the outstanding stock options and restricted stock, see Note F.
     Options to purchase 949,484; 20,725 and 829,855 shares of common stock during 1997, 1996 and 1995, respectively, at prices ranging from $23.38 to $47.94 per share, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

Note J: Regulatory Matters

The Bank and the Savings Bank are subject to capital adequacy guidelines adopted by the Federal Reserve Board (the "Federal Reserve") and the Office of Thrift Supervision (the "OTS") (collectively, the "regulators"), respectively. The capital adequacy guidelines and the regulatory framework for prompt corrective action require the Bank and the Savings Bank to maintain specific capital levels based upon quantitative measures of their assets, liabilities and off-balance sheet items as calculated under Regulatory Accounting Principles. The inability to meet and maintain minimum capital adequacy levels could result in regulators taking actions that could have a material effect on the Company's consolidated financial statements. Additionally, the regulators have broad discretion in applying higher capital requirements. Regulators consider a range of factors in determining capital adequacy, such as an institution's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls.

     As of December 31, 1997 and 1996, notifications from the regulators categorized the Bank and the Savings Bank as "well-capitalized." To be categorized as "well-capitalized," the Bank and the Savings Bank must maintain minimum capital ratios as set forth in the table below. As of December 31, 1997, there were no conditions or events since the notifications discussed above that management believes would have changed either the Bank or the Savings Bank's capital category.

                                   Minimum for         To Be "Well-
                                       Capital   Capitalized" Under
                                      Adequacy    Prompt Corrective
                            Ratios    Purposes    Action Provisions
--------------------------------------------------------------------------------

December 31, 1997
Capital One Bank
  Tier 1 Capital            10.49%       4.00%                6.00%
  Total Capital             13.26        8.00                10.00
  Tier 1 Leverage           10.75        4.00                 5.00
Capital One, F.S.B.(1)
  Tangible Capital          11.26%       1.50%                6.00%
  Total Capital             17.91       12.00                10.00
  Core Capital              11.26        8.00                 5.00
--------------------------------------------------------------------------------

December 31, 1996
Capital One Bank
  Tier 1 Capital            11.61%       4.00%                6.00%
  Total Capital             12.87        8.00                10.00
  Tier 1 Leverage            9.04        4.00                 5.00
Capital One, F.S.B.(1)
  Tangible Capital           9.18%       1.50%                6.00%
  Total Capital             16.29       12.00                10.00
  Core Capital               9.18        8.00                 5.00
--------------------------------------------------------------------------------

(1) Until June 30, 1999, the Savings Bank is subject to capital requirements that exceed minimum capital adequacy requirements, including the requirement to maintain a minimum Core Capital ratio of 8% and a Total Capital ratio of 12%.

     During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains such branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1997 and 1996, the Company's Tier 1 Leverage ratio was 13.83% and 11.13%, respectively.
     Additionally, certain regulatory restrictions exist which limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 1997, retained earnings of the Bank and the Savings Bank of $99,600 and $24,800, respectively, were available for payment of dividends to the Corporation without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least thirty days' advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

Note K: Commitments and Contingencies

As of December 31, 1997, the Company had outstanding lines of credit of approximately $33,800,000 committed to its customers. Of that total commitment, approximately $19,600,000 was unused. While this amount represented the total available lines of credit to customers, the Company has not experienced and does not anticipate that all of its customers will exercise their entire available line at any given point in time. The Company has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.
     Certain premises and equipment are leased under agreements that expire at various dates through 2006, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total rental expense amounted to $13,644, $12,603 and $5,394 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Future minimum rental commitments as of December 31, 1997 for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

--------------------------------------------------------------------------------

1998                                                     $15,362
1999                                                      13,881
2000                                                      12,720
2001                                                       8,388
2002                                                       3,298
Thereafter                                                 4,798
                                                         ---------
Total                                                    $58,447
--------------------------------------------------------------------------------

     In connection with the transfer of substantially all of Signet Bank's credit card business to the Bank in November 1994, the Company and the Bank agreed to indemnify Signet Bank for certain liabilities incurred in litigation arising from that business, which may include liabilities, if any, incurred in the purported class action case described below.
     During 1995, the Company and the Bank became involved in a purported class action suit relating to certain collection practices engaged in by Signet Bank and, subsequently, by the Bank. The complaint in this case alleges that Signet Bank and/or the Bank violated a variety of California state statutes and constitutional and common law duties by filing collection lawsuits, obtaining judgments and pursuing garnishment proceedings in the Virginia state courts against defaulted credit card customers who were not residents of Virginia. This case was filed in the Superior Court of California in the County of Alameda, Southern Division, on behalf of a class of California residents. The complaint in this case seeks unspecified statutory damages, compensatory damages, punitive damages, restitution, attorneys' fees and costs, a permanent injunction and other equitable relief.
     In February 1997, the California court entered judgment in favor of the Bank on all of the plaintiffs' claims. The plaintiffs have appealed the ruling to the California Court of Appeal First Appellate District Division 4, and the appeal is pending.
     Because no specific measure of damages is demanded in the complaint of the California case and the trial court entered judgement in favor of the Bank before the parties completed any significant discovery, an informed assessment of the ultimate outcome of this case cannot be made at this time. Management believes, however, that there are meritorious defenses to this lawsuit and intends to defend it vigorously.
     The Company is commonly subject to various other pending and threatened legal actions arising from the conduct of its normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising out of any pending or threatened action will not have a material adverse effect on the consolidated financial condition of the Company. At the present time, however, management is not in a position to determine whether the resolution of pending or threatened litigation will have a material effect on the Company's results of operations in any future reporting period.

Note L: Related Party Transactions

In the ordinary course of business, executive officers and directors of the Company may have consumer loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans to unrelated persons and do not involve more than the normal risk of collectability.

Note M: Securitizations

The Company securitized $2,114,695, $2,695,000 and $3,525,000 of consumer loan receivables in 1997, 1996 and 1995, respectively. As of December 31, 1997, receivables under securitizations outstanding consisted of $1,257,869 of retained ("seller's") interests and $9,369,328 of investors' undivided interests, maturing from 1998 to 2004.The gains on securitizations and other income from securitizations are included in servicing and securitizations income.
     The Company has entered into swaps to reduce the interest rate sensitivity associated with these securitizations. The swaps, which had a notional amount totaling $591,000 as of December 31, 1997, will mature in 1998 and 1999 to coincide with the final payment of a 1995 securitization. In 1997, the Company entered into swaps with notional amounts totaling $591,000 to effectively offset the swaps described above with matching maturities and terms which pay fixed and receive variable rates. As of December 31, 1997, the variable rate payments on the original and offsetting swaps were matched and will continue to offset each other through maturity. As of December 31, 1997, the weighted average fixed rate payment received on the original swaps was 7.68%, and the weighted average fixed rate payment paid on the offsetting swaps was 6.52%.

     As of December 31, 1996, swaps with a notional amount totaling $1,130,000, with maturity dates from 1997 through 1999, paid three-month LIBOR at a weighted average contractual rate of 5.55% and received a weighted average fixed rate of 7.23%.
     The terms of securitizations require the Company to maintain a certain level of assets, retained by the trust, to absorb potential credit losses. The amount available to absorb potential credit losses was included in accounts receivable from securitization and was $231,809 and $266,813 as of December 31, 1997 and 1996, respectively.

Note N: Significant Concentration of Credit Risk

The Company is active in originating consumer loans primarily in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. Loans are made primarily on an unsecured basis; however, certain loans require collateral in the form of cash deposits. Foreign denominated consumer loans are included in the "Other" geographic region loan category. The geographic distribution of the Company's consumer loans was as follows:

                               Year Ended December 31
--------------------------------------------------------------------------------
                            1997                   1996
--------------------------------------------------------------------------------
Geographic
  Region:                 Loans        %          Loans        %
--------------------------------------------------------------------------------
    South           $ 5,061,414   35.57%    $ 4,615,596   36.05%
    West              3,361,556   23.62       3,277,717   25.60
    Northeast         2,835,256   19.92       2,465,237   19.25
    Midwest           2,533,469   17.80       2,386,918   18.64
    Other               439,320    3.09          58,501     .46
--------------------------------------------------------------------------------
                     14,231,015  100.00%     12,803,969  100.00%
Less securitized
  balances           (9,369,328)             (8,460,067)
                   -----------------------------------------------------
Total loans         $ 4,861,687             $ 4,343,902
--------------------------------------------------------------------------------

Note O: Disclosures About Fair Value of Financial Instruments

The following discloses the fair value of financial instruments as of December 31, 1997 and 1996, whether or not recognized in the balance sheets, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under GAAP, these disclosures exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.
     The following methods and assumptions were used by the Company in estimating the fair value as of December 31, 1997 and 1996, for its financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks approximated fair value.

Securities Available for Sale

The fair value of securities available for sale was determined using current market prices. See Note B.

Consumer Loans

The net carrying amount of consumer loans, including the Company's seller's interest in securitized consumer loan receivables, approximated fair value due to the relatively short average life and variable interest rates on a substantial number of these loans. This amount excluded any value related to account relationships.

Interest Receivable

     The carrying amount approximated fair value.

Borrowings

The carrying amounts of interest-bearing deposits, other borrowings and deposit notes approximated fair value. The fair value of senior notes was $3,351,000 and $3,722,000 as of December 31, 1997 and 1996, respectively, determined based on quoted market prices.

Interest Payable

The carrying amount approximated fair value.

Swaps

The fair value was the estimated amount that the Company would have received to terminate the swaps at the respective dates, taking into account the forward yield curve. As of December 31, 1997 and 1996, the estimated fair value was $5,800 and $32,700, respectively.

Note P: Capital One Financial Corporation (Parent Company Only) Condensed Financial Information

                                                      December 31

Balance Sheets                                        1997            1996
-------------------------------------------------------------------------------

Assets:
Cash and cash equivalents                         $      203       $   16,073
Investment in subsidiaries                           818,518          748,365
Loans to subsidiaries                                207,507(1)       105,000
Other                                                  5,001            2,333
                                                  -----------------------------
  Total assets                                    $1,031,229       $  871,771
-------------------------------------------------------------------------------

Liabilities:
Senior notes                                      $  125,000       $  125,000
Other                                                 12,970            6,380
-------------------------------------------------------------------------------
  Total liabilities                                  137,970          131,380

Stockholders' Equity:                                893,259          740,391
  Total liabilities and stockholders' equity      $1,031,229       $  871,771
-------------------------------------------------------------------------------

(1) As of December 31, 1997, includes $143,500 of cash invested at the Bank instead of the open market.

                                              Year Ended December 31

Statements of Income                     1997           1996          1995
-------------------------------------------------------------------------------

Interest from temporary
  investments                         $  11,352      $   2,296      $     560
Interest expense                         11,067          3,013
Dividends, principally from
  bank subsidiaries                     228,000        117,400         11,000
Non-interest income                          56
Non-interest expense                        409            571            456
-------------------------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  earnings of subsidiaries              227,932        116,112         11,104
Income taxes                                (25)          (490)            37
-------------------------------------------------------------------------------
                                        227,957        116,602         11,067
Equity in undistributed
  earnings of subsidiaries              (38,576)        38,665        115,444
                                      -----------------------------------------
Net income                            $ 189,381      $ 155,267      $ 126,511
-------------------------------------------------------------------------------

                                              Year Ended December 31

Statements of Cash Flows                1997           1996           1995
--------------------------------------------------------------------------------

Operating Activities:
Net income                           $ 189,381      $ 155,267      $ 126,511
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Equity in undistributed
      earnings of subsidiaries          38,576        (38,665)      (115,444)
    Amortization of deferred
      compensation                                         62          4,020
    (Increase) decrease in
      other assets                      (2,183)         2,017         (3,161)
    Increase (decrease) in
      other liabilities                  6,590          6,380         (1,054)
--------------------------------------------------------------------------------
Net cash provided by
  operating activities                 232,364        125,061         10,872

Investing Activities:
Increase in investment in
  subsidiaries                         (83,366)      (119,502)        (2,470)
Increase in loans to
  subsidiaries                        (102,507)      (105,000)
--------------------------------------------------------------------------------
Net cash used for investing
  activities                          (185,873)      (224,502)        (2,470)

Financing Activities:
Proceeds from issuances of
  common stock                           4,957          3,109          1,257
Proceeds from exercise of
  stock options                          4,082            186            132
Issuance of senior notes                              125,000
Purchases of treasury stock            (50,762)
Dividends paid                         (20,638)       (20,573)       (15,883)
                                     -------------------------------------------
Net cash (used for) provided
  by financing activities              (62,361)       107,722        (14,494)
(Decrease) increase in cash
  and cash equivalents                 (15,870)         8,281         (6,092)
Cash and cash equivalents
  at beginning of year                  16,073          7,792         13,884
                                     -------------------------------------------
Cash and cash equivalents
  at end of year                     $     203      $  16,073      $   7,792
--------------------------------------------------------------------------------