Form 10-K, Exhibit 13
period 1998-12-31
CAPITAL ONE FINANCIAL CORP
filed 1999-03-26
CIK 927628

                                                                      EXHIBIT 13

SELECTED FINANCIAL AND OPERATING DATA

                                                                  Year Ended December 31
                                                                                                                    Five-Year
(Dollars In Thousands, Except Per                                                                                    Compound
       Share Data)                       1998           1997           1996           1995           1994(1)        Growth Rate
INCOME STATEMENT DATA:
Interest income                      $ 1,111,536    $   717,985    $   660,483    $   457,409    $   258,672        33.73%
Interest expense                         416,754        334,847        294,999        249,396         93,695        43.71

Net interest income                      694,782        383,138        365,484        208,013        164,977        29.35
Provision for loan losses                267,028        262,837        167,246         65,895         30,727        50.99

Net interest income after
 provision for loan losses               427,754        120,301        198,238        142,118        134,250        22.07
Non-interest income                    1,488,283      1,069,130        763,424        553,043        396,902        50.18
Non-interest expense                   1,472,116        883,978        713,182        497,430        384,325        51.94

Income before income taxes               443,921        305,453        248,480        197,731        146,827        21.04
Income taxes                             168,690        116,072         93,213         71,220         51,564        22.82

Net income                           $   275,231    $   189,381    $   155,267    $   126,511    $    95,263        20.03%

Dividend payout ratio                       7.46%         10.90%         13.24%         12.55%

PER COMMON SHARE:
Basic earnings(2)                    $      4.20    $      2.87    $      2.34    $      1.93    $      1.44        20.26%
Diluted earnings(2)                         3.96           2.80           2.32           1.91           1.44        18.85
Dividends                                    .32            .32            .32            .24
Book value as of year-end                  19.35          13.66          11.16           9.05           7.18
Average common shares                 65,589,643     66,069,897     66,227,631     65,690,838     66,067,250
Average common and common
 equivalent shares                    69,588,432     67,650,864     67,025,233     66,392,284     66,067,250

SELECTED AVERAGE BALANCES:
Securities                           $ 1,877,276    $ 1,650,961    $ 1,147,079    $   962,624    $    62,626
Allowance for loan losses               (214,333)      (132,728)       (83,573)       (69,939)       (66,434)       29.11%
Total assets                           8,330,432      6,568,937      5,568,960      4,436,055      2,629,920        29.48
Deposits                               1,430,042        958,885      1,046,122        769,688         36,248
Other borrowings                       5,163,795      4,350,864      3,623,104      2,952,162      2,287,474        19.17
Preferred beneficial interests            97,793         89,529
Stockholders'/Division equity(3)       1,087,983        824,077        676,759        543,364        239,616        57.07

SELECTED YEAR-END BALANCES:
Securities                           $ 2,080,980    $ 1,475,354    $ 1,358,103    $ 1,244,195    $   425,570
Consumer loans                         6,157,111      4,861,687      4,343,902      2,921,679      2,228,455
Allowance for loan losses               (231,000)      (183,000)      (118,500)       (72,000)       (68,516)
Total assets                           9,419,403      7,078,279      6,467,445      4,759,321      3,091,980
Deposits                               1,999,979      1,313,654        943,022        696,037        452,201
Borrowings                             5,383,672      4,428,886      4,525,216      3,301,672      2,062,688
Preferred beneficial interests            97,921         97,664
Stockholders'/Division equity(3)       1,270,406        893,259        740,391        599,191        474,557

MANAGED CONSUMER LOAN DATA:
Average reported loans               $ 5,348,559    $ 4,103,036    $ 3,651,908    $ 2,940,208    $ 2,286,684        19.30%
Average off-balance sheet loans        9,860,978      8,904,146      7,616,553      6,149,070      3,910,739        56.45

Average total managed loans           15,209,537     13,007,182     11,268,461      9,089,278      6,197,423        36.03
Interest income                        2,583,872      2,045,967      1,662,990      1,192,100        733,659        42.97
Year-end total managed loans          17,395,126     14,231,015     12,803,969     10,445,480      7,378,455        29.20
Year-end total accounts (000's)           16,706         11,747          8,586          6,149          5,049        39.89
Yield                                      16.99%         15.73%         14.76%         13.12%         11.84%
Net interest margin                         9.95           8.86           8.16           6.27           6.90
Delinquency rate                            4.70           6.20           6.24           4.20           2.95
Net charge-off rate                         5.33           6.59           4.24           2.25           1.48

OPERATING RATIOS:
Return on average assets                    3.30%          2.88%          2.79%          2.85%          3.62%
Return on average equity                   25.30          22.98          22.94          23.28          39.76
Equity to assets (average)                 13.06          12.55          12.15          12.25           9.11
Allowance for loan losses to
 loans as of year-end                       3.75           3.76           2.73           2.86           3.07

(1) The Company's results prior to November 22, 1994, reflect operations as a division of Signet Bank. Prior to November 22, 1994, Signet Banking Corporation, the parent of Signet Bank, had provided significant financial and operational support to the Company.
(2)  Assumes 66,067,250 shares outstanding prior to November 22, 1994.
(3) Division equity reflects an allocation of capital to Capital One Bank as a division for purposes of preparation of the financial statements of the Company. Such allocation is not subject to regulatory minimums.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Capital One Financial Corporation (the "Corporation") is a holding company whose subsidiaries provide a variety of products and services to consumers using its Information-Based Strategy ("IBS"). The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, and Capital One, F.S.B. (the "Savings Bank"), which offers consumer lending products (including credit cards) and deposit products. The Corporation and its subsidiaries are collectively referred to as the "Company." As of December 31, 1998, the Company had 16.7 million customers and $17.4 billion in managed consumer loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the world.

     The Company's profitability is affected by the net interest income and non-interest income earned on earning assets, consumer usage patterns, credit quality, the level of marketing expense and operating efficiency. The Company's revenues consist primarily of interest income on consumer loans and securities, and non-interest income consisting of gains on securitizations of loans, servicing income and fees (such as annual membership, cash advance, cross-sell, interchange, overlimit, past-due and other fee income, collectively "fees"). The Company's primary expenses are the costs of funding assets, credit losses, operating expenses (including salaries and associate benefits), marketing expenses, processing expenses and income taxes.

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

EARNINGS SUMMARY

The following discussion provides a summary of 1998 results compared to 1997 results and 1997 results compared to 1996 results. Each component is discussed in further detail in subsequent sections of this analysis.


[GRAPH OMITTED]


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Net income of $275.2 million, or $3.96 per share, for the year ended December 31, 1998, compares to net income of $189.4 million, or $2.80 per share, in 1997. The 45% increase in net income of $85.9 million, or $1.16 per share, is primarily the result of an increase in both asset and account volumes and an increase in net interest margin. Net interest income increased $311.6 million, or 81%, as average earning assets increased 26% and the net interest margin increased to 9.62% from 6.66%. The provision for loan losses increased $4.2 million, or 2%, as the reported net charge-off rate decreased to 4.24% in 1998 from 4.83% in 1997, offset by average reported consumer loans increasing 30%. Non-interest income increased $419.2 million, or 39%, primarily due to the increase in average managed accounts of 39%. Increases in marketing expenses of $221.4 million, or 98%, and salaries and benefits expense of $187.1 million, or 65%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in the Company's accounts and products offered. Average managed consumer loans grew 17% for the year ended December 31, 1998, to $15.2 billion from $13.0 billion for the year ended December 31, 1997, and average accounts grew 39% for the same period to
13.8 million from 9.9 million as a result of the continued success of the Company's marketing and account management strategies.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net income of $189.4 million, or $2.80 per share, for the year ended December 31, 1997, compares to net income of $155.3 million, or $2.32 per share, in 1996. The 22% increase in net income of $34.1 million, or $.48 per share, is primarily the result of an increase in both asset and account volumes, offset by a decrease in net interest margin. Net interest income increased $17.7 million, or 5%, as average earning assets increased 20%, offset by a decrease in the net interest margin to 6.66% from 7.62%. The provision for loan losses increased $95.6 million, or 57%, as average reported loans increased 12% and the reported charge-off rate increased to 4.83% in 1997 from 3.63% in 1996, as a result of an increase in the average age of accounts (generally referred to as "seasoning") and general economic trends in consumer credit performance. Non-interest income increased $305.7 million, or 40%, primarily as a result of the increase in average accounts of 33%, a shift to more fee-based accounts, a change in the timing and amount ("terms") of certain fees charged and the incremental impact of securitization accounting. Increases in salaries and benefits expense of $74.2 million, or 34%, and other non-interest expenses of $96.6 million, or 19%, primarily reflected the incremental cost of operations to manage the growth in the Company's accounts. Average managed consumer loans grew 15% for the year ended December 31, 1997, to $13.0 billion from $11.3 billion for the year ended December 31, 1996, and average accounts grew 33% for the same period to 9.9 million from 7.5 million as a result of the continued success of the Company's marketing and account management strategies.

MANAGED CONSUMER LOAN PORTFOLIO

The Company analyzes its financial performance on a managed consumer loan portfolio basis. Managed consumer loan data adds back the effect of off-balance sheet consumer loans. The Company also evaluates its interest rate exposure on a managed portfolio basis.

     The Company's managed consumer loan portfolio is comprised of reported and off-balance sheet loans. Off-balance sheet loans are those which have been securitized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), and are not assets of the Company. Therefore, those loans are not shown on the balance sheet.

     Table 1 summarizes the Company's managed consumer loan portfolio.


TABLE 1: MANAGED CONSUMER LOAN PORTFOLIO

                                                                 Year Ended December 31
(In Thousands)                                1998          1997          1996          1995          1994

YEAR-END BALANCES:
Reported consumer loans                    $ 6,157,111   $ 4,861,687   $ 4,343,902   $ 2,921,679   $2,228,455
Off-balance sheet consumer loans            11,238,015     9,369,328     8,460,067     7,523,801    5,150,000

Total managed consumer loan portfolio      $17,395,126   $14,231,015   $12,803,969   $10,445,480   $7,378,455

AVERAGE BALANCES:
Reported consumer loans                    $ 5,348,559   $ 4,103,036   $ 3,651,908   $ 2,940,208   $2,286,684
Off-balance sheet consumer loans             9,860,978     8,904,146     7,616,553     6,149,070    3,910,739

Total managed consumer loan portfolio      $15,209,537   $13,007,182   $11,268,461   $ 9,089,278   $6,197,423

     As of December 31, 1998, the managed consumer loan portfolio consisted of 68% fixed and 32% variable interest rate loans. The Company's reported consumer loan portfolio as of December 31, 1998, consisted of 62% fixed and 38% variable interest rate loans.

     Since 1990, the Company has actively engaged in consumer loan securitization transactions. Securitization involves the transfer by the Company of a pool of loan receivables to an entity created for securitizations, generally a trust or other special purpose entity ("the trusts"). The credit quality of the receivables is supported by credit enhancements, which may be in various forms including a letter of credit, a cash collateral guaranty or account, or a subordinated interest in the receivables in the pool. Certificates ($11.2 billion outstanding as of December 31, 1998) representing undivided ownership interests in the receivables are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale. The Company retains an interest in the trusts ("seller's interest") equal to the amount of the receivables transferred to the trust in excess of the principal balance of the certificates. The Company's interest in the trusts varies as the amount of the excess receivables in the trusts fluctuates as the accountholders make principal payments and incur new charges on the selected accounts. The securitization generally results in the removal of the receivables, other than the seller's interest, from the Company's balance sheet for financial and regulatory accounting purposes.

[GRAPH OMITTED]

     The Company's relationship with its customers is not affected by the securitization. The Company acts as a servicing agent and receives a fee for doing so.

     Collections received from securitized receivables are used to pay interest to certificateholders, servicing and other fees, and are available to absorb the investors' share of credit losses. Amounts collected in excess of that needed to pay the above amounts are remitted to the Company, as described in Servicing and Securitizations Income.

     Certificateholders in the Company's securitization program are generally entitled to receive principal payments either through monthly payments during an amortization period or in one lump sum after an accumulation period. Amortization may begin sooner in certain circumstances, including if the annualized portfolio yield (consisting, generally, of interest and fees) for a three-month period drops below the sum of the certificate rate payable to investors, loan servicing fees and net credit losses during the period.

     Prior to the commencement of the amortization or accumulation period, all principal payments received on the trusts' receivables are reinvested in new receivables to maintain the principle balance of certificates. During the amortization period, the investors' share of principal payments is paid to the certificateholders until they are paid in full. During the accumulation period, the investors' share of principal payments is paid into a principal funding account designed to accumulate amounts so that the certificates can be paid in full on the expected final payment date.

     Table 2 indicates the impact of the consumer loan securitizations on average earning assets, net interest margin and loan yield for the periods presented. The Company intends to continue to securitize consumer loans.

TABLE 2: OPERATING DATA AND RATIOS

                                          Year Ended December 31
(Dollars in Thousands)               1998           1997           1996
REPORTED:
     Average earning assets      $ 7,225,835    $ 5,753,997    $ 4,798,987
     Net interest margin(1)             9.62%          6.66%          7.62%
     Loan yield                        18.75          15.11          16.21

MANAGED:
     Average earning assets      $17,086,813    $14,658,143    $12,415,540
     Net interest margin(1)             9.95%          8.86%          8.16%
     Loan yield                        16.99          15.73          14.76

(1) The net interest margin is equal to net interest income divided by average earning assets.

RISK ADJUSTED REVENUE AND MARGIN

The Company's products are designed with the objective of maximizing revenue for the level of risk undertaken. Management believes that comparable measures for external analysis are the risk adjusted revenue and risk adjusted margin of the managed portfolio. Risk adjusted revenue is defined as net interest income and non-interest income less net charge-offs. Risk adjusted margin measures risk adjusted revenue as a percentage of average earning assets. It considers not only the loan yield and net interest margin, but also the fee income associated with these products. By deducting net charge-offs, consideration is given to the risk inherent in these differing products.

[GRAPH OMITTED]

     The Company markets its card products to specific consumer segments. The terms of each card product are actively managed in an effort to maximize return at the consumer level, reflecting the risk and expected performance of the account. For example, card product terms typically include the ability to reprice individual accounts upwards or downwards based on the consumer's performance. In addition, during 1998, the Company aggressively marketed low non-introductory rate cards to consumers with the best established credit profiles to take advantage of the favorable risk return characteristics of this consumer segment. Industry competitors have continuously solicited the Company's customers with similar interest rate strategies. Management believes the competition has put, and will continue to put, additional pressure on the Company's pricing strategies.

     By applying its IBS and in response to dynamic competitive pressures, the Company also targets a significant amount of its marketing expense to other credit card product opportunities. Examples of such products include secured cards and other customized card products including affinity and co-branded cards, student cards and other cards targeted to certain markets that are underserved by the Company's competitors. These products do not have the immediate impact on managed loan balances of the balance transfer products but typically consist of lower credit limit accounts and balances that build over time. The terms of these customized card products tend to include annual membership fees and higher annual finance charge rates. The profile of the consumers targeted for these products, in some cases, may also tend to result in higher account delinquency rates and consequently higher past-due and overlimit fees as a percentage of loan receivables outstanding than the balance transfer products.

     During 1997, the Company modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due, from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. As a result, 1997 managed net interest income was reduced by $15.1 million and managed non-interest income was reduced by $8.0 million for the reversal of previously accrued finance charges and fee income. In addition, this modification increased managed net charge-offs by $47.4 million in 1997. Also, during 1997, the Company began recognizing the estimated uncollectible portion of finance charge and fee income receivables, which decreased loans by $50.2 million, managed net interest income by $19.8 million and managed non-interest income by $30.4 million. Risk adjusted revenue and risk adjusted margin, without these modifications, would have been $1.3 billion and 8.92%, respectively, in 1997.

     Table 3 provides income statement data and ratios for the Company's managed consumer loan portfolio. The causes of increases and decreases in the various components of risk adjusted revenue are discussed in further detail in subsequent sections of this analysis.

TABLE 3: MANAGED RISK ADJUSTED REVENUE

                                       Year Ended December 31
(Dollars in Thousands)            1998          1997          1996

MANAGED INCOME STATEMENT:
Net interest income            $1,700,424    $1,299,317    $1,013,557
Non-interest income(1)          1,066,413       743,516       460,492
Net charge-offs                  (810,306)     (856,704)     (477,732)

Risk adjusted revenue          $1,956,531    $1,186,129    $  996,317

RATIOS(2):
Net interest margin                  9.95%         8.86%         8.16%
Non-interest income                  6.24          5.07          3.71
Net charge-offs                     (4.74)        (5.84)        (3.85)

Risk adjusted margin                11.45%         8.09%         8.02%

(1) For 1997, excludes $32 million pre-tax incremental impact on credit card securitizations income resulting from the implementation of SFAS 125.
(2) As a percentage of average managed earning assets.

[GRAPH OMITTED]

NET INTEREST INCOME

Net interest income is interest and past-due fees earned from the Company's consumer loans and securities less interest expense on borrowings, which include interest-bearing deposits, other borrowings and borrowings from senior and deposit notes.

     Reported net interest income for the year ended December 31, 1998, was $694.8 million compared to $383.1 million for 1997, representing an increase of $311.6 million, or 81%. Net interest income increased as a result of growth in earning assets and an increase in the net interest margin. Average earning assets increased 26% for the year ended December 31, 1998, to $7.2 billion from $5.8 billion for the year ended December 31, 1997. The reported net interest margin increased to 9.62% in 1998, from 6.66% in 1997 primarily attributable to a 364 basis point increase in the yield on consumer loans to 18.75% for the year ended December 31, 1998, from 15.11% for the year ended December 31, 1997. The yield on consumer loans increased primarily due to an increase in the amount and frequency of past-due fees as compared to the prior year. In addition, the Company's continued shift to higher yielding products, offset by growth in low non-introductory rate products, contributed to the increase in yield on consumer loans during the same periods.

     The managed net interest margin for the year ended December 31, 1998, increased to 9.95% from 8.86% for the year ended December 31, 1997. This increase was primarily the result of a 126 basis point increase in consumer loan yield for the year ended December 31, 1998, offset by an increase of nine basis points in borrowing costs for the same period, as compared to 1997. The increase in consumer loan yield to 16.99% for the year ended December 31, 1998, from 15.73% in 1997 principally reflected increases in the amount and frequency of changes in past-due fees and growth in higher yielding loans. The average rate paid on borrowed funds increased slightly to 6.04% for the year ended December 31, 1998, from 5.95% in 1997, reflecting the Company's shift to more fixed rate funding to match the increase in fixed rate consumer loan products.

     Reported net interest income for the year ended December 31, 1997 was $383.1 million, compared to $365.5 million for 1996, representing an increase of $17.6 million, or 5%. Average earning assets increased 20% to $5.8 billion for the year ended December 31, 1997, from $4.8 billion in 1996. The reported net interest margin decreased to 6.66% in 1997, from 7.62% in 1996 and was primarily attributable to a 110 basis point decrease in the yield on consumer loans to 15.11% for the year ended December 31, 1997, from 16.21% for 1996. The yield on consumer loans decreased due to the removal from the balance sheet through securitization of higher yielding credit card products during the fourth quarter of 1996 and a $24.4 million reduction in reported consumer loan income as a result of modifications in the charge-off policy and finance charge and fee income recognition previously discussed. These decreases were offset by an increase in the amount of past-due fees charged from both a change in terms and an increase in the delinquency rate as compared to 1996.

     The managed net interest margin for the year ended December 31, 1997, increased to 8.86% from 8.16% for the year ended December 31, 1996. This increase was primarily the result of a 97 basis point increase in consumer loan yield for the year ended December 31, 1997, offset by an 11 basis point increase in borrowing costs for the same period, as compared to 1996. The increase in consumer loan yield to 15.73% for the year ended December 31, 1997, from 14.76% in 1996 principally reflected the 1997 repricing of introductory rate loans, changes in product mix and the increase in past-due fees charged on delinquent accounts noted above. The average rate paid on borrowed funds increased slightly to 5.95% for the year ended December 31, 1997, from 5.84% in 1996, primarily reflecting a relatively steady short-term interest rate environment during 1997 and 1996.

     Table 4 provides average balance sheet data, an analysis of net interest income, net interest spread (the difference between the yield on earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 1998, 1997 and 1996.

TABLE 4: STATEMENTS OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

                                                                           Year Ended December 31
                                               1998                                1997                               1996
                                Average      Income/      Yield/     Average     Income/     Yield/  Average      Income/     Yield/
(Dollars in Thousands)          Balance      Expense      Rate       Balance     Expense     Rate    Balance      Expense     Rate
ASSETS:
Earning assets
  Consumer loans(1)             $5,348,559  $1,003,122   18.75%   $4,103,036    $619,785    15.11%   $3,651,908   $592,088    16.21%
  Federal funds sold and
    resale agreements              231,312      12,564    5.43       293,119      16,423     5.60       394,939     21,293     5.39
  Other                          1,645,964      95,850    5.82     1,357,842      81,777     6.02       752,140     47,102     6.26


Total earning assets             7,225,835  $1,111,536   15.38%    5,753,997    $717,985    12.48%    4,798,987   $660,483    13.76%

Cash and due from banks              4,385                            (2,636)                            40,698
Allowance for loan losses         (214,333)                         (132,728)                           (83,573)
Premises and equipment, net        201,173                           181,610                            156,441
Other                            1,113,372                           768,694                            656,407

  Total assets                  $8,330,432                        $6,568,937                         $5,568,960


LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Interest-bearing liabilities
  Deposits                      $1,430,042  $   67,479    4.72%   $  958,885    $ 41,932     4.37%   $1,046,122   $ 56,272     5.38%
  Other borrowings               1,376,156      88,600    6.44       631,876      39,066     6.18       454,899     28,509     6.27
  Senior and deposit notes       3,787,639     260,675    6.88     3,718,988     253,849     6.83     3,168,205    210,218     6.64

Total interest-bearing
  liabilities                    6,593,837  $  416,754    6.32%    5,309,749    $334,847     6.31%    4,669,226   $294,999     6.32%
Other                              550,819                           345,582                            222,975

  Total liabilities              7,144,656                         5,655,331                          4,892,201
Preferred beneficial
 interests                          97,793                            89,529
Stockholders' equity             1,087,983                           824,077                            676,759

  Total liabilities and
   stockholders' equity         $8,330,432                        $6,568,937                         $5,568,960

Net interest spread                                       9.06%                              6.17%                             7.44%

Interest income to average
  earning assets                                         15.38                              12.48                             13.76
Interest expense to average
  earning assets                                          5.76                               5.82                              6.14

Net interest margin                                       9.62%                              6.66%                             7.62%

(1) Interest income includes past-due fees on loans of approximately $301,979, $132,297 and $94,393 for the years ended December 31, 1998, 1997 and 1996, respectively.

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

TABLE 5: INTEREST VARIANCE ANALYSIS

                                                                    Year Ended December 31

                                                    1998  vs. 1997                            1997  vs. 1996
                                               Increase        Change Due to(1)          Increase        Change Due to(1)
(In Thousands)                                (Decrease)     Volume    Yield/Rate       (Decrease)     Volume    Yield/Rate
INTEREST INCOME:
Consumer loans                                 $383,337    $213,453      $169,884        $ 27,697    $ 69,924      $(42,227)
Federal funds sold and resale agreements         (3,859)     (3,371)         (488)         (4,870)     (5,676)          806
Other                                            14,073      16,856        (2,783)         34,675      36,545        (1,870)

  Total interest income                         393,551     206,040       187,511          57,502     123,085       (65,583)

INTEREST EXPENSE:
Deposits                                         25,547      22,007         3,540         (14,340)     (4,422)       (9,918)
Other borrowings                                 49,534      47,854         1,680          10,557      10,947          (390)
Senior and deposit notes                          6,826       4,713         2,113          43,631      37,446         6,185

  Total interest expense                         81,907      81,157           750          39,848      40,394          (546)

Net interest income(1)                         $311,644    $113,910      $197,734        $ 17,654    $ 67,129      $(49,475)

(1) The change in interest due to both volume and yield/rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the table. The totals for the volume and yield/rate columns are not the sum of the individual lines.


SERVICING AND SECURITIZATIONS INCOME

In accordance with SFAS 125, the Company records gains or losses on the securitizations of consumer loan receivables on the date of sale based on the estimated fair value of assets sold and retained and liabilities incurred in the sale. Gains represent the present value of estimated excess cash flows the Company has retained over the estimated outstanding period of the receivables and are included in servicing and securitizations income. This excess cash flow essentially represents an "interest only" ("I/O") strip, consisting of the excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. However, exposure to credit losses on the securitized loans is contractually limited to these cash flows.

     Servicing and securitizations income increased $107.5 million, or 16%, to $789.8 million for the year ended December 31, 1998, from $682.3 million in 1997. This increase was primarily due to an increase of 11% in average off-balance sheet loans. Also contributing to this increase were decreased charge-offs on such loans as a result of improving consumer credit.

     The increase in servicing and securitizations income of $222.5 million, or 48%, to $682.3 million for the year ended December 31, 1997, from $459.8 million for 1996 was due to a number of factors, including the incremental effect of the implementation of SFAS 125 and a 17% increase in average off-balance sheet loans. The incremental effect of adopting the requirements of SFAS 125 was to increase servicing and securitizations income in 1997 by $32.0 million ($19.8 million net of tax). Prior to 1997, no gains were recorded due to the relatively short average life of the consumer loans securitized. Excess servicing fee income was recorded over the life of each sale transaction.

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

OTHER NON-INTEREST INCOME

Interchange income increased $37.5 million, or 76%, to $86.5 million for the year ended December 31, 1998, from $49.0 million in 1997. Service charges and other fees increased to $612.0 million, or 81%, for the year ended December 31, 1998 compared to $337.8 million for the year ended December 31, 1997. These increases were due to a 39% increase in the average number of accounts for the year ended December 31, 1998, from 1997, an increase in charge volume, a shift to more fee-intensive products and changes in the terms of overlimit fees charged.

     Interchange income decreased $2.4 million, or 5%, to $49.0 million for the year ended December 31, 1997, from $51.4 million in 1996 as a result of the securitization of a higher percentage of more fee-intensive other credit card products in 1997 compared to 1996. Service charges and other fees increased to $337.8 million, or 34%, for the year ended December 31, 1997 compared to $252.2 million for the year ended December 31, 1996. This increase was due to a 33% increase in the average number of accounts for the year ended December 31, 1997, from 1996, a shift to more fee-intensive products and changes in the terms of overlimit fees charged.

[GRAPH OMITTED]

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 1998, increased $588.1 million, or 67%, to $1.5 billion from $884.0 million for the year ended December 31, 1997. Contributing to the increase in non-interest expense were marketing expenses which increased $221.4 million, or 98%, to $446.3 million in 1998, from $224.8 million in 1997. The increase in marketing expenses during 1998 reflects the Company's continued identification of and investments in opportunities for growth. Salaries and associate benefits increased $187.1 million, or 65%, to $476.4 million in 1998, from $289.3 million in 1997, as the Company added 4,526 associates to manage the growth in the Company's accounts. This increase also reflects an additional $45.3 million in compensation expense associated with the Company's associate stock plans compared to the prior year. All other non-interest expenses increased $179.6 million, or 49%, to $549.5 million for the year ended December 31, 1998, from $369.8 million in 1997. The increase in other non-interest expense, as well as the increase in salaries and associate benefits not attributable to the Company's associate stock plans, was primarily a result of a 39% increase in the average number of accounts for the year ended December 31, 1998, which resulted in an increase in staff and other operational costs associated with the Company's growth pattern.

     Non-interest expense for the year ended December 31, 1997 increased $170.8 million, or 24%, to $884.0 million from $713.2 million for the year ended December 31, 1996. Contributing to the increase in non-interest expense was salaries and associate benefits expense, which increased $74.1 million, or 34%, to $289.3 million in 1997 compared to $215.2 million in 1996. This increase reflected additional staff associated with the cost of operations to manage the growth in accounts and $17.0 million in additional expense associated with the Company's associate stock plans. Also contributing to the increase in non-interest expense was marketing expenses which increased $18.2 million, or 9%, to $224.8 million in 1997, from $206.6 million in 1996. All other non-interest expenses increased $78.4 million, or 27%, to $369.8 million in 1997 compared to $291.4 million in 1996. The increase in other non-interest expenses was primarily the result of a 33% increase in the average number of accounts for the year ended December 31, 1997.

INCOME TAXES

The Company's income tax rate was 38% for the years ended December 31, 1998 and 1997, and 37.5% for the year ended December 31, 1996. The effective rate includes both state and federal income tax components.

ASSET QUALITY

The asset quality of a portfolio is generally a function the initial underwriting criteria used, seasoning of the accounts, levels of competition, account management activities and demographic concentration, as well as general economic conditions. Accounts tend to exhibit a rising trend of delinquency and credit losses as they season. As of December 31, 1998 and 1997, 59% and 53% of managed accounts, representing 51% and 43% of the total managed loan balance, respectively, were less than eighteen months old. Accordingly, it is likely that the Company's managed loan portfolio could experience increased levels of delinquency and credit losses as the average age of the Company's accounts increases.

     Changes in the rates of delinquency and credit losses can also result from a shift in the product mix. As discussed in "Risk Adjusted Revenue and Margin," certain other customized card products have, in some cases, higher delinquency and higher charge-off rates. In the case of secured card loans, collateral, in the form of cash deposits, reduces any ultimate charge-offs. The costs associated with higher delinquency and charge-off rates are considered in the pricing of individual products.

     During 1998, general economic conditions for consumer credit stabilized and improved as industry levels of charge-offs (including bankruptcies) and delinquencies both decreased. These trends have positively impacted the Company's 1998 results.

DELINQUENCIES

Table 6 shows the Company's consumer loan delinquency trends for the years presented on a reported and managed basis. The entire balance of an account is contractually delinquent if the minimum payment is not received by the payment due date. Delinquencies not only have the potential to impact earnings if the account charges off, they also are costly in terms of the personnel and other resources dedicated to resolving the delinquencies.

The 30-plus day delinquency rate for the reported consumer loan portfolio decreased to 4.70% as of December 31, 1998, from 5.51% as of December 31, 1997. The 30-plus day delinquency rate for the managed consumer loan portfolio was 4.70% as of December 31, 1998, down from 6.20% as of December 31, 1997, while the dollar amount of delinquent managed consumer loans decreased approximately $64.2 million. Both the managed and reported consumer loan portfolio's delinquency rate decreases as of December 31, 1998, principally reflected improvements in consumer credit performance and less seasoned accounts.

Table 6: Delinquencies

                                                                          December 31
                               1998                   1997                  1996                  1995                 1994
                                     % of                   % of                  % of                  % of                 % of
                                     Total                  Total                 Total                 Total                Total
(Dollars in Thousands)  Loans        Loans     Loans        Loans    Loans        Loans    Loans        Loans    Loans       Loans
REPORTED:
Loans outstanding       $ 6,157,111  100.00%   $ 4,861,687  100.00%  $ 4,343,902  100.00%  $ 2,921,679  100.00%  $2,228,455  100.00%
Loans delinquent:
 30-59 days                 123,162    2.00        104,216    2.14        96,819    2.23        65,711    2.25       29,032    1.30
 60-89 days                  67,504    1.10         64,217    1.32        55,679    1.28        38,311    1.31       14,741     .66
 90 or more days             98,798    1.60         99,667    2.05       111,791    2.57        79,694    2.73       24,445    1.10

Total                   $   289,464    4.70%   $   268,100    5.51%  $   264,289    6.08%  $   183,716    6.29%  $   68,218    3.06%

MANAGED:
Loans outstanding       $17,395,126  100.00%   $14,231,015  100.00%  $12,803,969  100.00%  $10,445,480  100.00%  $7,378,455  100.00%
Loans delinquent:
 30-59 days                 329,239    1.89        327,407    2.30       279,787    2.19       165,306    1.58       90,733    1.23
 60-89 days                 182,982    1.05        213,726    1.50       162,668    1.27        92,665     .89       45,277     .61
 90 or more days            305,589    1.76        340,887    2.40       356,700    2.78       181,243    1.73       81,720    1.11

Total                   $   817,810    4.70%   $   882,020    6.20%  $   799,155    6.24%  $   439,214    4.20%  $  217,730    2.95%

[GRAPH OMITTED]

NET CHARGE-OFFS

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses) less current period recoveries. In 1997, the Company modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due.

     For the year ended December 31, 1998, the managed net charge-off rate decreased 126 basis points to 5.33%. For the year ended December 31, 1998, the reported net charge-off rate decreased 59 basis points to 4.24%. The decreases in managed and reported net charge-off rates were the result of improved general economic trends in consumer credit performance compared to the prior year, with less of an impact on reported net charge-offs due to the increased level of seasoned and higher yielding products included in the reported portfolio. Table 7 shows the Company's net charge-offs for the years presented on a reported and managed basis.

     The Company's objective is to optimize the profitability of each account within acceptable risk characteristics. The Company takes measures as necessary, including requiring collateral on certain accounts and other marketing and account management techniques, to maintain the Company's credit quality standards and to manage the risk of loss on existing accounts. See "Risk Adjusted Revenue and Margin" for further discussion.

TABLE 7: NET CHARGE-OFFS

                                                          Year Ended December 31
(Dollars in Thousands)                   1998           1997           1996          1995          1994
REPORTED:
Average loans outstanding            $ 5,348,559    $ 4,103,036    $ 3,651,908    $2,940,208    $2,286,684
Net charge-offs                          226,531        198,192        132,590        59,618        25,727
Net charge-offs as a percentage
 of average loans outstanding               4.24%          4.83%          3.63%         2.03%         1.13%

MANAGED:
Average loans outstanding            $15,209,537    $13,007,182    $11,268,461    $9,089,278    $6,197,423
Net charge-offs                          810,306        856,704        477,732       204,828        91,648
Net charge-offs as a percentage
 of average loans outstanding               5.33%          6.59%          4.24%         2.25%         1.48%

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable future losses, net of recoveries (including recovery of collateral), inherent in the existing reported loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. Management believes that the allowance for loan losses is adequate to cover anticipated losses in the reported homogeneous consumer loan portfolio under current conditions. There can be no assurance as to future credit losses that may be incurred in connection with the Company's consumer loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future credit losses. The allowance is a general allowance applicable to the reported consumer loan portfolio. Additional information on the Company's allowance for loan loss policy can be found in Note A to the Consolidated Financial Statements. Table 8 sets forth the activity in the allowance for loan losses for the periods indicated. See "Asset Quality," "Delinquencies" and "Net Charge-Offs" for a more complete analysis of asset quality.

TABLE 8: SUMMARY OF ALLOWANCE FOR LOAN LOSSES

                                                                         Year Ended December 31
(Dollars in Thousands)                                   1998         1997         1996        1995        1994
Balance at beginning of year                           $ 183,000    $ 118,500    $  72,000    $ 68,516    $ 63,516
Provision for loan losses                                267,028      262,837      167,246      65,895      30,727
Acquisitions/other                                         7,503       (2,770)     (18,887)    (11,504)     (4,869)
Charge-offs                                             (294,295)    (223,029)    (115,159)    (64,260)    (31,948)
Recoveries                                                67,764       27,462       13,300      13,353      11,090

Net charge-offs                                         (226,531)    (195,567)    (101,859)    (50,907)    (20,858)

Balance at end of year                                 $ 231,000    $ 183,000    $ 118,500    $ 72,000    $ 68,516

Allowance for loan losses to loans at end of year           3.75%        3.76%        2.73%       2.86%       3.07%

     For the year ended December 31, 1998, the provision for loan losses increased to $267.0 million, or 2%, from the 1997 provision for loan losses of $262.8 million as average reported loans increased by 30%, offset by general improvements in consumer credit performance. The Company increased the allowance for loan losses by $48.0 million during 1998 primarily due to the growth in reported loans.

     For the year ended December 31, 1997, the provision for loan losses increased to $262.8 million, or 57%, from the 1996 provision for loan losses of $167.2 million. The allowance for loan losses as a percentage of reported consumer loans increased to 3.76% as of December 31, 1997, from 2.73% as of December 31, 1996 primarily due to increases in the net charge-off rate to 4.83% for 1997, from 3.63% in 1996, resulting from continued loan seasoning, general economic trends in consumer credit performance and the modification in charge-off policy described earlier. The provision increase also reflected the increase in reported consumer loans to $4.9 billion as of December 31, 1997, an increase of 12% from December 31, 1996, and the continued growth of other customized card products. In consideration of these factors, the Company increased the allowance for loan losses by $64.5 million during 1997.

FUNDING

The Company has established access to a wide range of domestic funding alternatives, in addition to securitization of its consumer loans. The Company primarily issues senior unsecured debt of the Bank through its $8.0 billion bank note program, of which $3.4 billion was outstanding as of December 31, 1998, with original terms of one to ten years. During 1998, the Bank continued to expand its fixed income investor base by launching $300 million five-year and $200 million ten-year benchmark underwritten senior note transactions, followed by additional issuances in response to investor interest. The Corporation also continued to access the capital markets with a $200 million ten-year senior note.

     Internationally, the Company has funding programs designed for foreign investors or to raise funds in foreign currencies. The Company has accessed the international securitization market for a number of years with both US$ and foreign denominated transactions. Both of the Company's committed revolving credit facilities offer foreign currency funding options. The Bank has established a $1.0 billion Euro Debt Issuance program that is targeted to non-U.S. investors. The Company funds its foreign assets by directly or synthetically borrowing or securitizing in the local currency to mitigate the financial statement effect of currency translation.

     The Company has significantly expanded its retail deposit gathering efforts through both direct and broker marketing channels. The Company uses its IBS capabilities to test and market a variety of retail deposit origination strategies, as well as to develop customized account management programs. As of December 31, 1998, the Company had $2.0 billion in interest-bearing deposits, with original maturities up to five years.

     Table 9 reflects the costs of other borrowings of the Company as of and for each of the years ended December 31, 1998, 1997 and 1996.

TABLE 9: OTHER BORROWINGS

                                                            Maximun
                                                  Outstanding as of      Outstanding       Average         Average         Year-End
(Dollars in Thousands)                                any Month-End   as of Year-End   Outstanding   Interest Rate    Interest Rate
1998
Federal funds purchased and resale agreements            $1,451,029       $1,227,000    $1,169,952            6.09%            5.53%
Other                                                       417,279          417,279       206,204            8.44             6.58

Total                                                                     $1,644,279    $1,376,156            6.44%            5.80%

1997
Federal funds purchased and resale agreements            $  999,200       $  705,863    $  503,843            5.54%            5.75%
Other                                                       160,144           90,249       128,033            8.71             7.09

Total                                                                     $  796,112    $  631,876            6.18%            5.90%

1996
Federal funds purchased and resale agreements            $  617,303       $  445,600    $  342,354            5.63%            6.26%
Other                                                       207,689           85,383       112,545            8.20             6.43

Total                                                                     $  530,983    $  454,899            6.27%            6.29%

[GRAPH OMITTED]

     Table 10 shows the maturities of certificates of deposit in denominations of $100,000 or greater (large denomination CDs) as of December 31, 1998.

TABLE 10: MATURITIES OF DOMESTIC LARGE DENOMINATION CERTIFICATES  --  $100,000
          OR MORE

                               December 31, 1998
(Dollars in Thousands)        Balance     Percent

3 months or less              $ 66,174     14.67%
Over 3 through 6 months         36,730      8.14%
Over 6 through 12 months        88,889     19.71%
Over 12 months                 259,283     57.48%

Total                         $451,076    100.00%

     Additional information regarding funding can be found in Note E to the Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the Company's ability to meet its cash needs. The Company meets its cash requirements by securitizing assets and through issuing debt. As discussed in "Managed Consumer Loan Portfolio," a significant source of liquidity for the Company has been the securitization of consumer loans. Maturity terms of the existing securitizations vary from 1999 to 2008 and typically have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled, which would accelerate the need for funding.

     Table 11 shows the amounts of investor principal from securitized consumer loans that are expected to amortize, or be otherwise paid over the periods indicated, based on outstanding securitized consumer loans as of January 1, 1999. As of December 31, 1998 and 1997, 65% and 66%, respectively, of the Company's total managed loans were securitized.

     As such amounts amortize or are otherwise paid, the Company believes it can securitize consumer loans, purchase federal funds and establish other funding sources to fund the amortization or other payment of the securitizations in the future, although no assurance can be given to that effect. Additionally, the Company maintains a portfolio of high-quality securities such as U.S. Treasuries and other U.S. government obligations, commercial paper, interest-bearing deposits with other banks, federal funds and other cash equivalents in order to provide adequate liquidity and to meet its ongoing cash needs. As of December 31, 1998, the Company had $2.1 billion of such securities.

     Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. As of December 31, 1998, the Company, the Bank and the Savings Bank collectively had over $1.9 billion in unused commitments, under its credit facilities, available for liquidity needs.

TABLE 11: SECURITIZATIONS -- AMORTIZATION TABLE

(Dollars in Thousands)               1999           2000           2001           2002         2003-2008
Balance at beginning of year      $11,742,081    $ 9,766,447    $ 7,260,833    $ 3,758,706    $ 2,126,356
Less repayment amounts             (1,975,634)    (2,505,614)    (3,502,127)    (1,632,350)    (2,126,356)

Balance at end of year            $ 9,766,447    $ 7,260,833    $ 3,758,706    $ 2,126,356    $        --

CAPITAL ADEQUACY

The Bank and the Savings Bank are subject to capital adequacy guidelines adopted by the Federal Reserve Board (the "Federal Reserve") and the Office of Thrift Supervision (the "OTS") (collectively, the "regulators"), respectively. The capital adequacy guidelines and the regulatory framework for prompt corrective action require the Bank and the Savings Bank to maintain specific capital levels based upon quantitative measures of their assets, liabilities and off-balance sheet items.

     The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." As of December 31, 1998, there are no conditions or events since the notifications discussed above that management believes have changed either the Bank or the Savings Bank's capital category.

     During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1998 and 1997, the Company's Tier 1 Leverage ratio was 13.49% and 13.83%, respectively.

     Additional information regarding capital adequacy can be found in Note K to the Consolidated Financial Statements.

     In July 1997, the Company's Board of Directors voted to repurchase up to two million shares of the Company's common stock over the next two years to mitigate the dilutive impact of shares issuable under its benefit plans, including its Associate Stock Purchase Plan, dividend reinvestment plan and stock incentive plans. In July 1998, the Company's Board of Directors voted to increase this amount by an additional 1.5 million shares of the Company's common stock. The Company uses various strategies to reduce the cost of its share repurchase program, including the writing of put options on anticipated repurchases. For the years ended December 31, 1998 and 1997, the Company repurchased 895,800 and 1,318,641 shares, respectively, under this program. Certain treasury shares were reissued in connection with the Company's benefit plans.

DIVIDEND POLICY

Although the Company expects to reinvest a substantial portion of its earnings in its business, the Company intends to continue to pay regular quarterly cash dividends on the Common Stock. The declaration and payment of dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Accordingly, there can be no assurance that the Corporation will declare and pay any dividends. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Applicable banking regulations and provisions that may be contained in borrowing agreements of the Company or its subsidiaries may restrict the ability of the Company's subsidiaries to pay dividends to the Corporation or the ability of the Corporation to pay dividends to its stockholders.

OFF-BALANCE SHEET RISK

The Company is subject to off-balance sheet risk in the normal course of business including commitments to extend credit, reduce the interest rate sensitivity of its securitization transactions and its off-balance sheet financial instruments. The Company enters into interest rate swap agreements in the management of its interest rate exposure. The Company also enters into forward foreign currency exchange contracts and currency swaps to reduce its sensitivity to changing foreign currency exchange rates. These off-balance sheet financial instruments involve elements of credit, interest rate or foreign currency exchange rate risk in excess of the amount recognized on the balance sheet. These instruments also present the Company with certain credit, market, legal and operational risks. The Company has established credit policies for off-balance sheet instruments as it has for on-balance sheet instruments.

     Additional information regarding off-balance sheet financial instruments can be found in Note O to the Consolidated Financial Statements.

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. To the extent that managed interest income and expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings could be affected. The Company's managed net interest income is affected by changes in short-term interest rates, primarily LIBOR, as a result of its issuance of interest-bearing deposits, variable rate loans and variable rate securitizations. The Company manages and mitigates its interest rate sensitivity through several techniques which include, but are not limited to, changing the maturity, repricing and distribution of assets and liabilities and entering into interest rate swaps.

     The Company measures exposure to its interest rate risk through the use of a simulation model. The model generates a distribution of possible twelve-month managed net interest income outcomes based on (i) a set of plausible interest rate scenarios, as determined by management based upon historical trends and market expectations, (ii) all existing financial instruments, including swaps, and (iii) an estimate of ongoing business activity over the coming twelve months. The Company's asset/liability management policy requires that based on this distribution there be at least a 95% probability that managed net interest income achieved over the coming twelve months will be no more than 3% below the mean managed net interest income of the distribution. As of December 31, 1998, the Company was in compliance with the policy; more than 95% of the outcomes generated by the model produced a managed net interest income of no more than 1.8% below the mean outcome. The interest rate scenarios evaluated as of December 31, 1998, included scenarios in which short-term interest rates rose by as much as 400 basis points or fell by as much as 175 basis points over twelve months.

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

     Table 12 reflects the interests rate repricing schedule for earning assets and interest-bearing liabilities as of December 31, 1998.

TABLE 12: INTEREST RATE SENSITIVITY

                                                                               As of December 31, 1998, Subject to Repricing
                                                                                           Greater than   Greater than
                                                                                 Within     180 Days-       1 Year-       Over
(Dollars in Millions)                                                           180 Days      1 Year        5 Years      5 Years
EARNING ASSETS:
  Federal funds sold and resale agreements                                      $   262
  Interest-bearing deposits at other banks                                           22
  Securities available for sale                                                     148       $    95      $ 1,082    $    472
  Consumer loans                                                                  3,111           161        2,885

Total earning assets                                                              3,543           256        3,967         472

INTEREST-BEARING LIABILITIES:
  Deposits                                                                        1,019           243          738
  Other borrowings                                                                1,644
  Senior and deposit notes                                                          467           470        2,123         679

Total interest-bearing liabilities                                                3,130           713        2,861         679
Non-rate related net assets                                                                                               (855)
Interest sensitivity gap                                                            413          (457)       1,106      (1,062)
Impact of swaps                                                                   3,264          (138)      (2,119)     (1,007)
Impact of consumer loan securitizations                                          (3,847)         (493)       4,966        (626)

Interest sensitivity gap adjusted for impact of securitizations and swaps       $  (170)      $(1,088)     $ 3,953    $ (2,695)
Adjusted gap as a percentage of managed assets                                     (.82)%       (5.28)%      19.17%     (13.07)%
Adjusted cumulative gap                                                         $  (170)      $(1,258)     $ 2,695

Adjusted cumulative gap as a percentage of managed assets                          (.82)%       (6.10)%      13.07%       0.00%

BUSINESS OUTLOOK

EARNINGS, GOALS AND STRATEGIES
This business outlook section summarizes the Company's expectations for earnings for the year ending December 31, 1999, and its primary goals and strategies for continued growth. The statements contained in this section are based on management's current expectations. Certain statements are forward looking and, therefore, actual results could differ materially. Factors which could materially influence results are set forth throughout this section and in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Part I, Item 1, Risk Factors).

     The Company has set an earnings target increase of approximately 30% over 1998 earnings and a return on equity in excess of 20%. As discussed elsewhere in this report and below, the Company's actual earnings are a function of its revenues (net interest income and non-interest income on its earning assets), consumer usage and payment patterns, credit quality of its earning assets (which affects fees and charge-offs), marketing expenses and operating expenses.

PRODUCT AND MARKET OPPORTUNITIES
The Company's strategy for future growth has been, and is expected to continue to be, to apply its proprietary IBS to its lending business as well as to other businesses, both financial and non-financial, including telecommunications services. The Company will seek to identify new product opportunities and to make informed investment decisions regarding new and existing products. The Company's lending and other financial and non-financial products are subject to competitive pressures, which management anticipates will increase as these markets mature.

LENDING. Lending includes credit card and other consumer lending products. Credit card opportunities include, and are expected to continue to include, low introductory and intermediate rate balance transfer products, low non-introductory rate products, as well as other customized credit card products, such as secured cards, affinity and co-branded cards, student cards and other cards tailored for specific consumer segments. The Company expects continued growth across a broad spectrum of new and existing customized products, which are distinguished by a varied range of credit lines, pricing structures and other characteristics. For example, the Company's low non-introductory rate products, which are marketed to consumers with the best established credit profiles, are characterized by higher credit lines, lower yields and an expectation of lower delinquencies and credit losses than the traditional low introductory rate balance transfer products. On the other hand, certain other customized card products are characterized by lower credit lines, higher yields (including fees) and in some cases, higher delinquencies and credit losses than the Company's traditional products. These products also involve higher operational costs but exhibit better response rates, less adverse selection, less attrition and a greater ability to reprice than the Company's traditional introductory rate products. More importantly, as a whole, all of these customized products continue to have less volatile returns than the traditional products in recent market conditions.

     On July 31, 1998, the Company completed the acquisition of Summit Acceptance Corporation ("Summit"), a Texas corporation. Summit is an indirect automobile finance lender located in Dallas, Texas. Summit is the Company's platform to test and apply its IBS to the automobile loan market.

TELECOMMUNICATIONS.   The Company expects to continue its efforts to market
telecommunications services through its subsidiary America One Communications, Inc. ("America One"). America One's initial business, the reselling of wireless services through direct marketing channels, has recently begun to experience growth in the number of customers and accounts. As a result of the expenses necessary to build the operations to support this new business and to acquire new accounts, to date this business negatively impacts earnings.

INTERNATIONAL EXPANSION. The Company has expanded its existing operations outside of the United States, with an initial focus on the United Kingdom and Canada. The Company has experienced growth in the number of accounts and loan balances in its international business. To support the continued growth of its United Kingdom business and any future business in Europe, in July 1998, the Company opened a new operations center in Nottingham, England.

     The Company will continue to apply its IBS in an effort to balance the mix of credit card products with other financial and non-financial products and services to optimize profitability within the context of acceptable risk. The Company's growth through expansion and product diversification will be affected by the ability to internally build or acquire the necessary operational and organizational infrastructure, recruit experienced personnel and fund these new businesses. Although management believes it has the personnel, financial resources and business strategy necessary for continued success, there can be no assurance that the Company's historical financial performance will necessarily reflect its results of operations and financial condition in the future.

MARKETING INVESTMENT
The Company expects its 1999 marketing expenses to exceed 1998's expense level, as the Company continues to invest in its various credit card products and services, and other financial and non-financial products and services. The Company cautions, however, that an increase in marketing expenses does not necessarily equate to a comparable increase in outstanding balances or accounts based on historical results. As the Company's portfolio continues to increase, additional growth to offset attrition requires increasing amounts of marketing. Intense competition in the credit card market has resulted in a decrease in credit card response rates and reduced productivity of marketing dollars invested in certain lines of business. In addition, the cost to acquire new accounts varies across product lines. With competition affecting the profitability of existing introductory rate card products, the Company has been allocating, and expects to continue to allocate, a greater portion of its marketing expense to other customized credit card products and other financial and non-financial products. Additionally, the cost to acquire an America One wireless account includes the cost of providing a free phone to the customer, and consequently is substantially more than the cost to acquire a credit card account. The Company intends to continue a flexible approach in its allocation of marketing expenses. The actual amount of marketing investment is subject to a variety of external and internal factors, such as competition in the consumer credit industry, general economic conditions affecting consumer credit performance, the asset quality of the Company's portfolio and the identification of market opportunities across product lines that exceed the Company's targeted rates of return on investment.

     The amount of marketing expense allocated to various product segments will influence the characteristics of the Company's portfolio as the various product segments are characterized by different account growth, loan growth and asset quality characteristics. The Company currently expects continued strong account growth and loan growth in 1999. Actual growth, however, may vary significantly depending on the Company's actual product mix and the level of attrition on the Company's managed portfolio, which is primarily affected by competitive pressures.

IMPACT OF DELINQUENCIES, CHARGE-OFFS AND ATTRITION
The Company's earnings are particularly sensitive to delinquencies and charge-offs on the Company's portfolio and on the level of attrition due to competition in the credit card industry. As delinquency levels fluctuate, the resulting amount of past-due and overlimit fees, which are significant sources of revenue for the Company, will also fluctuate. Further, the timing of revenues from increasing or decreasing delinquencies precedes the related impact of higher or lower charge-offs that ultimately result from varying levels of delinquencies. Delinquencies and net charge-offs are impacted by general economic trends in consumer credit performance, including bankruptcies, the continued seasoning of the Company's portfolio and the product mix.

     The Company's expectations for 1999 earnings are based on management's belief that consumer credit quality is stabilizing. Management expects that during the first half of 1999 delinquencies and charge-offs will remain stable. Management, however, cautions that delinquency and charge-off levels are not always predictable and may vary from projections. In the case of an economic downturn or recession, delinquencies and charge-offs are likely to increase. In addition, competition in the credit card industry, as measured by the volume of mail solicitations, remains very high. Increased competition can affect the Company's earnings by increasing attrition of the Company's outstanding loans (thereby reducing interest and fee income) and by making it more difficult to retain and attract more profitable customers.

YEAR 2000

THE YEAR 2000 ISSUE AND THE COMPANY'S STATE OF READINESS. The year 2000 problem is a result of computer systems using two digits rather than four digits to define an applicable year. The Company utilizes a significant number of internal computer software programs and operating systems across its entire organization. In addition, the Company depends on its external business vendors to provide external services for its operations. To the extent the software applications of the Company or its vendors contain codes that are unable to appropriately interpret the year 2000 and beyond, some level of modification, or even possibly replacement of such applications, may be necessary.

     In October 1996, the Company formed a year 2000 project office to identify software systems and computer-related devices that required modification for the year 2000. Shortly after its inception, the project office developed its strategy for the Company's information technology computer-based systems. This strategy is based, in large part, on the regulatory guidelines published by the Federal Financial Institutions Examination Counsel. This strategy calls for five milestones:

 . awareness of the existence of information technology systems Company-wide; . assessment of those systems for year 2000 readiness;
 .  renovation of those systems and their date coding functions;
 . validation (testing) of renovations; and . implementation of all renovations made.

     To implement this strategy, the Company categorized its information technology ("IT") systems into year 2000 projects and by domestic lending, United Kingdom operations, America One and Summit. Approximately 63% of the projects have completed all milestones, which includes substantially all of the Company's mission critical systems. Another 22% are in the validation and implementation stages, and the remaining 15% are in the assessment and renovation stages. The Company expects to complete all project milestones by the end of the second quarter 1999. This is a change from the previously projected date of the end of first quarter 1999 and is largely due to Summit and the United Kingdom projects. In addition to these milestones, throughout 1999, the Company will conduct an internal audit certification of its testing measures and, for systems with cross functionality, perform integrated testing.

     The Company is also addressing the effect of the year 2000 on other non-IT systems, which are not included as part of the IT project areas set forth above. These non-IT systems primarily consist of desk top computer applications used by the Company's associates. The Company has inventoried and assessed these applications and expects to complete renovations by the end of the second quarter of 1999, a change from the original projected completion of the end of first quarter 1999.

     In addition, the Company utilizes outside business vendors in its day-to-day operations and is assessing the overall year 2000 readiness of its external business vendors and year 200 compliance of specific vendor systems used in the Company's operations. These vendors include credit bureaus, collection agencies, utilities and other related service providers, third party processors, the U.S. postal service, telephone companies, technology vendors, and banks that are creditors of the Company or which provide cash management, trustee, paying agent, stock transfer agent or other services. These vendors also include third parties that the Company uses to outsource certain operations for America One, the United Kingdom and Summit. In assessing overall compliance, the Company requests information from its vendors about their actions to become year 2000 compliant, placing extensive focus on its high priority vendors. The Company, however, must rely on the actions of and the information provided by its vendors and cannot guarantee that vendor systems will, in fact, be compliant. For high priority vendors that the Company determines may not be taking appropriate and timely action or have failed to provide sufficient information, the Company will accelerate contingency planning efforts. The Company has increased its contingency efforts to accelerate the vendors' compliance efforts and/or internally build systems for America One's billing systems and the UK and Summit account processing systems. The Company will continue to actively monitor the efforts of all of its vendors and take actions to mitigate year 2000 issues resulting from any failure of its vendors to be year 2000 compliant.

THE COMPANY'S CONTINGENCY PLAN. The Company has established contingency planning projects for its critical business units. The Company's general contingency planning strategy has been refined to include the achievement of four milestones: (i) inventory and assessment of year 2000 risks, (ii) business impact analysis, (iii) developing contingency plans to mitigate the risks, and
(iv) testing and validation of these contingency plans. The Company has completed all of the inventory and assessment milestones and a large majority of the business impact analysis milestones for all of its domestic lending and America One projects. The Company expects all of its domestic lending plans to be developed by the end of the first quarter of 1999, with testing and validation to be ongoing throughout the year. The Company has increased its contingency planning efforts for its United Kingdom operations and for Summit and America One. The Company will be developing these contingency planning efforts throughout 1999, and anticipates that the execution of those plans will be completed in the fourth quarter 1999, with testing and validation to be ongoing.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES. As of December 31, 1998, the Company had spent approximately $5.5 million for year 2000 remediation of its IT systems. The Company estimates that it will incur an additional $1.5 million in 1999. This includes an increase of approximately $1.0 million from previous estimates primarily due to accelerated contingency planning for America One. In addition, the Company estimates that it will incur an additional $2.0 million in 1999, which represents the early purchase of systems which will be used to conduct its integrated testing. Costs associated with non-IT systems, which are not included, are not expected to be material.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES. Although the Company expects to have all of its system modifications completed and tested extensively by the onset of the new millennium, unforeseen problems could arise from not being year 2000 compliant. The Company's business is heavily reliant on computer technologies and problems could arise resulting in delays and malfunctions that may impact the Company's operations, liquidity and financial results. In addition, the Company cannot guarantee that all of its vendors will have completed system renovations and be compliant by the year 2000. Although the Company is developing contingency plans to mitigate the risks from third party vendors and systems, the failure of third parties to provide the Company with products, services or systems that meet year 2000 requirements could materially impact the Company's business and operations. For example, failure of the U.S. postal service, the Company's local and long distance carriers or its material third party processors to be year 2000 compliant could cause disruption or delay in the Company's ability to solicit new customers and service the accounts of its existing customers.

     The estimated year 2000 costs and the Company's expectations that its systems, and those of its third-party partners and vendors, will be year 2000 compliant are forward looking statements. These statements are based on management's reasonable estimates and assumptions about future events and are subject to risks and uncertainties. Although the Company believes it has taken the necessary precautionary measures to assure the year 2000 will not adversely affect its business, there is no guarantee that the Company's year 2000 expectations will be achieved and actual results could differ materially.

CAUTIONARY FACTORS
The Company's strategies and objectives outlined above, and the other forward looking statements contained in this section, involve a number of risks and uncertainties. The Company cautions readers that any forward looking information is not a guarantee of future performance and that actual results could differ materially. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: continued intense competition from numerous providers of products and services which compete with the Company's businesses; with respect to financial products, changes in the Company's aggregate accounts or consumer loan balances and the growth rate thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by the Company and attrition of accounts and loan balances; an increase in credit losses (including increases due to a worsening of general economic conditions);

the ability of the Company to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund its operations and future growth; difficulties or delays in the development, production, testing and marketing of new products or services; losses associated with new products or services or expansion internationally; financial, legal, regulatory or other difficulties that may affect investment in, or the overall performance of, a product or business, including changes in existing laws to regulate further the credit card and consumer loan industry and the financial services industry, in general; the amount of, and rate of growth in, the Company's expenses (including salaries and associate benefits and marketing expenses) as the Company's business develops or changes or as it expands into new market areas; the availability of capital necessary to fund the Company's new businesses; the ability of the Company to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally; the ability of the Company to recruit experienced personnel to assist in the management and operations of new products and services; the ability of the Company and its suppliers to successfully address year 2000 compliance issues; and other factors listed from time to time in the Company's SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 1998 (Part I, Item 1, Risk Factors).

SELECTED QUARTERLY FINANCIAL DATA

                                                             1998                                           1997
                                            Fourth     Third      Second     First       Fourth       Third      Second     First
(Unaudited)                                Quarter    Quarter    Quarter    Quarter    Quarter (1)   Quarter    Quarter    Quarter
SUMMARY OF OPERATIONS (IN THOUSANDS):
Interest income                            $298,947   $283,109   $271,438   $258,042     $203,551    $178,970   $166,870   $168,594
Interest expense                            115,765    106,055    101,714     93,220       89,023      81,816     83,611     80,397

Net interest income                         183,182    177,054    169,724    164,822      114,528      97,154     83,259     88,197
Provision for loan losses                    54,580     67,569     59,013     85,866       94,356      72,518     46,776     49,187

Net interest income after provision
  for loan losses                           128,602    109,485    110,771     78,956       20,172      24,636     36,483     39,010
Non-interest income                         456,476    386,955    328,953    315,899      316,098     280,933    229,042    243,057
Non-interest expense                        467,870    383,527    331,836    288,883      242,373     226,003    202,055    213,547

Income before income taxes                  117,208    112,913    107,828    105,972       93,897      79,566     63,470     68,520
Income taxes                                 44,539     42,907     40,975     40,269       35,680      30,236     24,118     26,038

Net income                                 $ 72,669   $ 70,006   $ 66,853   $ 65,703     $ 58,217    $ 49,330   $ 39,352   $ 42,482

PER COMMON SHARE:
Basic earnings                            $    1.11   $   1.07   $   1.02   $   1.00     $    .89    $    .75   $    .59   $    .64
Diluted earnings                               1.04       1.00        .96        .96          .86         .73        .58        .63
Dividends                                       .08        .08        .08        .08          .08         .08        .08        .08
Market prices
  High                                     125 7/16  129 15/16    125 3/8     81 7/8      54 3/16      45 3/4    39  7/8     43 5/8
  Low                                        51 3/4   83 15/16    82 5/16    50 9/16       44 1/8    32 13/16     31 3/8     33 1/4

Average common shares (000s)                 65,663     65,726     65,537     65,428       65,535      66,185     66,428     66,336
Average common and common
  equivalent shares (000s)                   69,685     70,012     69,527     68,415       67,532      67,574     67,608     67,704

AVERAGE BALANCE SHEET DATA: (IN MILLIONS)
Consumer loans                             $  5,758   $  5,623   $  5,213   $  4,786     $  4,508    $  3,847   $  3,997   $  4,059
Allowance for loan losses                      (231)      (216)      (213)      (197)        (174)       (123)      (119)      (120)
Securities                                    2,155      1,626      1,826      1,922        1,831       1,690      1,563      1,521
Other                                         1,511      1,473      1,280      1,025          899       1,143      1,117        939

Total assets                               $  9,193   $  8,506   $  8,106   $  7,536     $  7,064    $  6,557   $  6,558   $  6,399

Interest-bearing deposits                  $  1,886   $  1,369   $  1,193   $  1,266     $  1,172    $    852   $    818   $    993
Other borrowings                              1,606      1,496      1,319      1,077          823         595        695        411
Senior and deposit notes                      3,742      3,819      3,906      3,683        3,614       3,686      3,769      3,809
Other liabilities                               649        575        553        462          465         485        380        357
Preferred beneficial interests                   98         98         98         98           98          98         98         65
Stockholders' equity                          1,212      1,149      1,037        950          892         841        798        764

Total liabilities and stockholders'
  equity                                   $  9,193   $  8,506   $  8,106   $  7,536     $  7,064    $  6,557   $  6,558   $  6,399

The above schedule is a tabulation of the Company's unaudited quarterly results for the years ended December 31, 1998 and 1997. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 9,692 and 10,585 common stockholders of record as of December 31, 1998 and 1997, respectively.

(1) Includes the effect of the modifications in charge-off policy and finance charge and fee income recognition which reduced interest income by $24.4 million and non-interest income by $48.9 million. See Note A to Consolidated Financial Statements.

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

     Management depends on its accounting systems and internal controls in meeting its responsibilities for reliable financial statements. In Management's opinion, these systems and controls provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with Management's authorizations. As an integral part of these systems and controls, the Company maintains a professional staff of internal auditors that conducts operational and special audits and coordinates audit coverage with the independent auditors.

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

     The Company assessed its internal controls over financial reporting as of December 31, 1998, in relation to the criteria described in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that as of December 31, 1998, in all material respects, the Company maintained effective internal controls over financial reporting.


/s/ RICHARD D FAIRBANK

Richard D. Fairbank
Chairman and Chief Executive Officer

/s/ NIGEL W. MORRIS

Nigel W. Morris
President and Chief Operating Officer

/s/ DAVID M. WILLEY

David M. Willey
Senior Vice President, Finance and Accounting

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Capital One Financial Corporation

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, in 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."


/s/ ERNST & YOUNG LLP

Washington, D.C.
January 19, 1999

CONSOLIDATED BALANCE SHEETS

                                                                          December 31
(Dollars in Thousands, Except Per Share Data)                         1998          1997
ASSETS:
Cash and due from banks                                            $   15,974    $    5,039
Federal funds sold and resale agreements                              261,800       173,500
Interest-bearing deposits at other banks                               22,393        59,184

  Cash and cash equivalents                                           300,167       237,723
Securities available for sale                                       1,796,787     1,242,670
Consumer loans                                                      6,157,111     4,861,687
  Less: Allowance for loan losses                                    (231,000)     (183,000)

Net loans                                                           5,926,111     4,678,687
Premises and equipment, net                                           242,147       162,726
Interest receivable                                                    52,917        51,883
Accounts receivable from securitizations                              833,143       588,781
Other                                                                 268,131       115,809

  Total assets                                                     $9,419,403    $7,078,279

LIABILITIES:
Interest-bearing deposits                                          $1,999,979    $1,313,654
Other borrowings                                                    1,644,279       796,112
Senior notes                                                        3,739,393     3,332,778
Deposit notes                                                                       299,996
Interest payable                                                       91,637        68,448
Other                                                                 575,788       276,368

 Total liabilities                                                  8,051,076     6,087,356

COMMITMENTS AND CONTINGENCIES

GUARANTEED PREFERRED BENEFICIAL INTERESTS
  IN CAPITAL ONE BANK'S FLOATING RATE
  JUNIOR SUBORDINATED CAPITAL INCOME SECURITIES:                       97,921        97,664

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; authorized
  50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized
  300,000,000 shares, 66,556,792 and 66,557,230
  issued as of December 31, 1998 and 1997, respectively                   666           666
Paid-in capital, net                                                  599,498       513,561
Retained earnings                                                     679,838       425,140
Cumulative other comprehensive income                                  60,655         2,539
  Less: Treasury stock, at cost; 896,970 and 1,188,134 shares
     as of December 31, 1998 and 1997, respectively                   (70,251)      (48,647)

  Total stockholders' equity                                        1,270,406       893,259

  Total liabilities and stockholders' equity                       $9,419,403    $7,078,279

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share Data)                      1998         1997        1996
INTEREST INCOME:
Consumer loans, including fees                           $1,003,122   $  619,785    $592,088
Federal funds sold and resale agreements                     12,564       16,423      21,293
Other                                                        95,850       81,777      47,102

  Total interest income                                   1,111,536      717,985     660,483

INTEREST EXPENSE:
Deposits                                                     67,479       41,932      56,272
Other borrowings                                             88,600       39,066      28,509
Senior and deposit notes                                    260,675      253,849     210,218

  Total interest expense                                    416,754      334,847     294,999

Net interest income                                         694,782      383,138     365,484
Provision for loan losses                                   267,028      262,837     167,246

Net interest income after provision for loan losses         427,754      120,301     198,238

NON-INTEREST INCOME:
Servicing and securitizations                               789,844      682,345     459,833
Service charges and other fees                              611,958      337,755     252,192
Interchange                                                  86,481       49,030      51,399

  Total non-interest income                               1,488,283    1,069,130     763,424

NON-INTEREST EXPENSE:
Salaries and associate benefits                             476,389      289,322     215,155
Marketing                                                   446,264      224,819     206,620
Communications and data processing                          150,220       98,135      76,841
Supplies and equipment                                      112,101       82,874      60,053
Occupancy                                                    45,337       37,548      22,330
Other                                                       241,805      151,280     132,183

  Total non-interest expense                              1,472,116      883,978     713,182

Income before income taxes                                  443,921      305,453     248,480
Income taxes                                                168,690      116,072      93,213

Net income                                               $  275,231   $  189,381    $155,267

Basic earnings per share                                      $4.20        $2.87       $2.34

Diluted earnings per share                                    $3.96        $2.80       $2.32

Dividends paid per share                                       $.32         $.32        $.32

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                          Cumulative
                                                                                             Other                        Total
(Dollars in Thousands, Except Per         Common Stock          Paid-In      Retained    Comprehensive    Treasury    Stockholder's
 Share Data)                            Shares      Amount   Capital, Net    Earnings        Income         Stock         Equity
Balance, December 31, 1995            66,174,567      $662       $469,830    $121,703          $ 6,996                   $  599,191
Comprehensive income:
 Net income                                                                   155,267                                       155,267
 Other comprehensive income, net
  of income tax:
   Unrealized losses on
    securities, net
    of income tax benefit of
    $2,647                                                                                      (4,916)                      (4,916)
   Foreign currency translation
     adjustments                                                                                  (132)                        (132)

 Other comprehensive income                                                                     (5,048)                      (5,048)

Comprehensive income                                                                                                        150,219
Cash dividends -- $.32 per share                                              (20,573)                                      (20,573)
Issuances of common stock                139,858         1          3,108                                                     3,109
Exercise of stock options                 11,500                      186                                                       186
Common stock issuable under
 incentive plan                                                     7,728                                                     7,728
Other items, net                            (664)                     531                                                       531

Balance, December 31, 1996            66,325,261       663        481,383     256,397            1,948                      740,391
Comprehensive income:
 Net income                                                                   189,381                                       189,381
 Other comprehensive income, net
  of income tax:
   Unrealized gains on securities,
    net of income taxes of $481                                                                    532                          532
   Foreign currency translation
     adjustments                                                                                    59                           59

 Other comprehensive income                                                                        591                          591

Comprehensive income                                                                                                        189,972
Cash dividends -- $.32 per share                                              (20,638)                                      (20,638)
Purchases of treasury stock                                                                               $(52,314)         (52,314)
Issuances of common stock                101,800         1          2,755                                    2,201            4,957
Exercise of stock options                130,290         2          2,614                                    1,466            4,082
Common stock issuable under
 incentive plan                                                    24,772                                                    24,772
Other items, net                            (121)                   2,037                                                     2,037

Balance, December 31, 1997            66,557,230       666        513,561     425,140            2,539     (48,647)         893,259
Comprehensive income:
 Net income                                                                   275,231                                       275,231
 Other comprehensive income, net
  of income tax:
   Unrealized gains on securities,
    net of income taxes of $37,170                                                              60,648                       60,648
   Foreign currency translation
     adjustments                                                                                (2,532)                      (2,532)

 Other comprehensive income                                                                     58,116                       58,116

Comprehensive income                                                                                                        333,347
Cash dividends $.32 per share                                                 (20,533)                                      (20,533)
Purchases of treasury stock                                                                                (91,672)         (91,672)
Issuances of common stock                                          35,381                                   26,745           62,126
Exercise of stock options                  1,500                  (23,683)                                  43,323           19,640
Common stock issuable under
 incentive plan                                                    70,038                                                    70,038
Other items, net                          (1,938)                   4,201                                                     4,201

Balance, December 31, 1998            66,556,792      $666       $599,498    $679,838          $60,655    $(70,251)      $1,270,406

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year Ended December 31
(In Thousands)                                                     1998           1997           1996

OPERATING ACTIVITIES:
Net income                                                     $   275,231    $   189,381    $   155,267
Adjustments to reconcile net income to cash
  provided by operating activities:
     Provision for loan losses                                     267,028        262,837        167,246
     Depreciation and amortization, net                            108,173         72,674         61,235
     Stock compensation plans                                       70,056         24,878          7,921
     (Increase) decrease in interest receivable                       (141)        26,707        (23,017)
     Increase in accounts receivable from securitizations         (133,771)       (86,261)      (143,141)
     Increase in other assets                                     (121,951)       (49,964)       (31,379)
     Increase (decrease) in interest payable                        22,667        (11,914)         6,431
     Increase in other liabilities                                 293,266         97,914         89,964

       Net cash provided by operating activities                   780,558        526,252        290,527

INVESTING ACTIVITIES:
Purchases of securities available for sale                      (1,251,713)    (1,275,900)      (947,478)
Proceeds from sales of securities available for sale               112,277        483,592            773
Proceeds from maturities of securities available for sale          606,532        450,787        490,040
Proceeds from securitizations of consumer loans                  4,616,972      2,114,695      2,695,000
Net increase in consumer loans                                  (6,144,640)    (2,875,908)    (4,264,026)
Recoveries of loans previously charged off                          67,764         27,462         13,300
Additions of premises and equipment, net                          (153,024)       (51,602)       (74,871)

       Net cash used for investing activities                   (2,145,832)    (1,126,874)    (2,087,262)



FINANCING ACTIVITIES:
Net increase in interest-bearing deposits                          686,325        370,632        246,985
Net increase (decrease) in other borrowings                        735,288        265,129       (278,820)
Issuances of senior and deposit notes                            1,323,700        529,977      2,105,864
Maturities of senior and deposit notes                          (1,218,162)      (891,436)      (603,500)
Issuance of preferred beneficial interests                                         97,428
Dividends paid                                                     (20,533)       (20,638)       (20,573)
Purchases of treasury stock                                        (91,672)       (52,314)
Net proceeds from issuances of common stock                         12,143          6,509          3,109
Proceeds from exercise of stock options                                629          4,082            186

       Net cash provided by financing activities                 1,427,718        309,369      1,453,251

Increase (decrease) in cash and cash equivalents                    62,444       (291,253)      (343,484)

Cash and cash equivalents at beginning of year                     237,723        528,976        872,460

Cash and cash equivalents at end of year                       $   300,167    $   237,723    $   528,976

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currencies in Thousands, Except Per Share Data)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION
The Consolidated Financial Statements include the accounts of Capital One Financial Corporation (the "Corporation") and its subsidiaries. The Corporation is a holding company whose subsidiaries provide a variety of products and services to consumers. The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, and Capital One, F.S.B. (the "Savings Bank"), which offers consumer lending products (including credit cards) and deposit products. The Corporation and its subsidiaries are collectively referred to as the "Company."

          The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated. Certain prior years' amounts have been reclassified to conform to the 1998 presentation.

          The following is a summary of the significant accounting policies used in preparation of the accompanying Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks. Cash paid for interest for the years ended December 31, 1998, 1997 and 1996, was $393,565, $346,761 and $288,568, respectively. Cash paid for income taxes for the years ended December 31, 1998, 1997 and 1996, was $202,112, $131,052 and $107,065,
respectively.

SECURITIES AVAILABLE FOR SALE
Debt securities for which the Company does not have the positive intent and ability to hold to maturity are classified as securities available for sale. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of cumulative other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in other interest income.

CONSUMER LOANS
During 1997, the Company began recognizing the estimated uncollectible portion of finance charge and fee income receivables, which decreased loans and pre-tax income by $50,200 in 1997. Previously, the accrued interest and fee portions of a charged off loan balance were deducted from current period income at the time of charge-off. In addition, during 1997, the Company modified its methodology for charging off credit card loans (net of any collateral) to 180 days past-due, from the prior practice of charging off loans during the next billing cycle after becoming 180 days past-due. As a result, 1997 pre-tax income was decreased by $23,141 for the reversal of previously accrued finance charges and fee income, and reported charge-offs were increased by $11,477. Bankrupt consumers' accounts are generally charged off within thirty days of receipt of the bankruptcy petition. Annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Deferred fees (net of deferred costs) were $140,242 and $98,619 as of December 31, 1998 and 1997, respectively.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable future losses, net of recoveries (including recovery of collateral), inherent in the existing reported portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. The amount of allowance necessary is determined primarily based on a migration analysis of delinquent and current accounts. In evaluating the sufficiency of the allowance for loan losses, management also takes into consideration the following factors: recent trends in delinquencies and charge-offs including bankrupt, deceased and recovered amounts; historical trends in loan volume; forecasting uncertainties and size of credit risks; the degree of risk inherent in the composition of the loan portfolio; economic conditions; credit evaluations and underwriting policies.

SECURITIZATIONS
The Company records gains or losses on the securitization of consumer loan receivables on the date of sale based on the estimated fair value of assets sold and retained and liabilities incurred in the sale. Gains represent the present value of estimated cash flows the Company has retained over the estimated outstanding period of the receivables. This excess cash flow essentially represents an "interest only"("I/O") strip, consisting of the excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. The I/O strip is carried at fair value, with changes in the fair value reported as a component of cumulative other comprehensive income. Certain estimates inherent in the determination of the fair value of the I/O strip are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term. The gains on securitizations and other income from securitizations are included in servicing and securitizations income.

          In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"("SFAS 125"), which was effective January 1, 1997. The Company prospectively adopted the requirements of SFAS 125 for the securitization of consumer loans. The incremental effect of applying the new requirements was to increase servicing and securitizations income in 1997 by $32,000 ($19,840, net of tax). Prior to 1997, no gains were recorded due to the relatively short average life of the consumer loans securitized. Excess servicing fee income was recorded over the life of each sale transaction.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The nature and composition of the Company's assets and liabilities and off-balance sheet items expose the Company to interest rate risk. The Company's foreign currency denominated assets and liabilities expose it to foreign currency exchange rate risk. To mitigate these risks, the Company uses certain types of derivative financial instruments. The Company enters into interest rate swap agreements ("interest rate swaps") in the management of its interest rate exposure. All of the Company's interest rate swaps are designated and effective as hedges of specific existing or anticipated assets, liabilities or off-balance sheet items. The Company enters into forward foreign currency exchange contracts ("f/x contracts") and currency swaps to reduce its sensitivity to changing foreign currency exchange rates. All of the Company's f/x contracts and currency swaps are designated and effective as hedges of specific assets or liabilities. The Company does not hold or issue derivative financial instruments for trading purposes.

          Swap agreements involve the periodic exchange of payments over the life of the agreements. Amounts paid or received on interest rate and currency swaps are recorded on an accrual basis as an adjustment to the related income or expense of the item to which the agreements are designated. As of December 31, 1998, the related amount payable to counterparties was $2,463. As of December 31, 1997, the related amount receivable from counterparties was $2,771. Changes in the fair value of interest rate swaps are not reflected in the accompanying financial statements, where designated to existing or anticipated assets, liabilities or off-balance sheet items and where swaps effectively modify or reduce interest rate sensitivity.

          F/x contracts represent an agreement to exchange a specified notional amount of two different currencies at a specified exchange rate on a specified future date. Changes in the fair value of f/x contracts and currency swaps are recorded in the period in which they occur as foreign currency gains or losses in other non-interest income, effectively offsetting the related gains or losses on the items to which they are designated.

          Realized and unrealized gains or losses at the time of maturity, termination, sale or repayment of a derivative contract are recorded in a manner consistent with its original designation. Amounts are deferred and amortized as an adjustment to the related income or expense over the original period of exposure, provided the designated asset, liability or off-balance sheet item continues to exist, or in the case of anticipated transactions, is probable of occurring. Realized and unrealized changes in the fair value of swaps or f/x contracts, designated with items that no longer exist or are no longer probable of occurring, are recorded as a component of the gain or loss arising from the disposition of the designated item.

          Interest rate and foreign currency exchange rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonperformance by counterparties. In the event of nonperformance by the counterparties, the Company's credit exposure on derivative financial instruments is limited to the value of the contracts that have become favorable to the Company. The Company actively monitors the credit ratings of its counterparties. Under the terms of certain swaps, each party may be required to pledge collateral if the market value of the swaps exceeds an amount set forth in the agreement or in the event of a change in its credit rating.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed generally by the straight-line method over the estimated useful lives of the assets. Useful lives for premises and equipment are as follows: buildings and improvements -- 5-39 years; furniture and equipment -- 3-10 years; computers and software -- 3 years.

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

COMPREHENSIVE INCOME
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 established new rules for the reporting and display of comprehensive income and its components. In 1998, the Company adopted the requirements of SFAS 130, which require unrealized gains or losses on securities available for sale and foreign currency translation adjustments to be included in other comprehensive income. Prior to the adoption of SFAS 130, such amounts were reported separately in stockholders' equity. The adoption of SFAS 130 had no impact on the Company's net income or total stockholders' equity. As of December 31, 1998, 1997 and 1996, cumulative other comprehensive income net of tax consisted of $63,260, $2,612 and $2,080 in unrealized gains on securities available for sale and $(2,605), $(73) and $(132) in foreign currency translation adjustments, respectively. The provisions of SFAS 130 were applied retroactively.

EARNINGS PER SHARE
Earnings per share are calculated in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Pursuant to SFAS 128, basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options and restricted stock. Diluted earnings per share is based on the weighted average number of common and common equivalent shares, dilutive stock options or other dilutive securities outstanding during the year.

SEGMENTS
The Company maintains three distinct business segments: lending, telecommunications and "other." The lending segment is comprised primarily of credit card lending activities. The telecommunications segment consists primarily of direct marketing cellular service. "Other" consists of various, non-lending new business initiatives.

          Management measures the performance of its business segments on a managed basis and makes resource allocation decisions based upon several factors, including managed revenue generated by the segment, net of direct costs before marketing expenses. Lending is the Company's only reportable business segment, based on the definitions provided in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Substantially all of the Company's reported assets, revenues and income are derived from the lending segment in all periods presented.

          All lending revenue is generated from external customers and is predominantly derived in the United States. Lending revenues from international operations comprised less than 6% of total managed lending revenues for the year ended December 31, 1998.

NOTE B - SECURITIES AVAILABLE FOR SALE

Securities available for sale as of December 31, 1998, 1997 and 1996 were as follows:

                                                                            Maturity Schedule
                                                                                                Market     Amortized
                                            1 Year           1-5       5-10      Over 10         Value          Cost
                                           or Less         Years      Years       Years         Totals        Totals
DECEMBER 31, 1998
Commercial paper                          $117,395                                          $  117,395    $  117,395
U.S. Treasury and other
 U.S. government
 agency obligations                        125,831    $1,072,109    $17,051                  1,214,991     1,196,313
Collateralized mortgage obligations                                  25,877    $401,443        427,320       426,485
Mortgage backed securities                                 8,337                  7,265         15,602        15,210
Other                                           76         1,360        589      19,454         21,479        21,356

Total                                     $243,302    $1,081,806    $43,517    $428,162     $1,796,787    $1,776,759

DECEMBER 31, 1997
Commercial paper                          $187,145                                          $  187,145    $  187,145
 U.S. Treasury and other
 U.S. government
 agency obligations                        400,929    $  589,899    $ 2,506                    993,334       989,707
Collateralized mortgage obligations                                            $ 18,969         18,969        18,629
Mortgage backed securities                                13,278                  9,960         23,238        22,966
Other                                                        330        526      19,128         19,984        20,008

Total                                     $588,074    $  603,507    $ 3,032    $ 48,057     $1,242,670    $1,238,455

DECEMBER 31, 1996
Commercial paper                          $ 84,297                                          $   84,297    $   84,297
U.S. Treasury and other
 U.S. government
  agency obligations                       393,583    $  354,680                               748,263       745,174
Collateralized mortgage obligations                                            $ 20,834         20,834        20,479
Mortgage backed securities                                                       11,607         11,607        11,849
Other                                                                            12,850         12,850        12,850

Total                                     $477,880    $  354,680               $ 45,291     $  877,851    $  874,649

                                                           Weighted Average Yields
                                            1 Year          1-5        5-10      Over 10
                                           or Less         Years      Years       Years
DECEMBER 31, 1998
Commercial paper                              6.52%
U.S. Treasury and
 other U.S. government
 agency obligations                           5.87%         5.63%      5.20%
Collateralized mortgage obligations                                    5.68%       5.78%
Mortgage backed securities                                  7.27%                  6.33%
Other                                         5.83%         3.81%      6.43%       6.26%

Total                                         6.19%         5.64%      5.50%       5.81%

NOTE C - ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses:

                                                  Year Ended December 31
                                                 1998         1997         1996
Balance at beginning of year                   $ 183,000    $ 118,500    $  72,000
Provision for loan losses                        267,028      262,837      167,246
Acquisitions/other                                 7,503       (2,770)     (18,887)
Charge-offs                                     (294,295)    (223,029)    (115,159)
Recoveries                                        67,764       27,462       13,300

Net charge-offs                                 (226,531)    (195,567)    (101,859)

Balance at end of year                         $ 231,000    $ 183,000    $ 118,500

NOTE D - PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 1998 and 1997 were as follows:

                                          1998         1997
Land                                   $  10,168    $   7,849
Buildings and improvements               126,205       90,960
Furniture and equipment                  254,070      182,142
Computer software                         41,084       28,693
In process                                23,325        2,297

                                         454,852      311,941

Less: Accumulated depreciation
  and amortization                      (212,705)    (149,215)

Total premises and equipment, net      $ 242,147    $ 162,726

Depreciation expense was $75,005, $63,537 and $39,284, for the years ended
  December 31, 1998, 1997 and 1996, respectively.

NOTE E - BORROWINGS

Borrowings as of December 31, 1998 and 1997 were as follows:

                                    1998                     1997
                                       Year-End                  Year-End
                                       Interest                  Interest
                         Outstanding     Rate      Outstanding     Rate
INTEREST-BEARING
DEPOSITS                  $1,999,979       4.77%    $1,313,654       4.49%

OTHER BORROWINGS
Federal funds
  purchased and
  resale agreements       $1,227,000       5.53%    $  705,863       5.75%
Other                        417,279       6.58         90,249       7.09

Total                     $1,644,279                $  796,112

SENIOR NOTES
Bank  fixed rate          $3,268,182       6.29%    $2,793,778       7.03%
Bank  variable rate          146,998       5.89        414,000       6.19
Corporation                  324,213       7.17        125,000       7.25

Total                     $3,739,393                $3,332,778

DEPOSIT NOTES
Fixed rate                                          $  224,996       6.71%
Variable rate                                           75,000       6.15

Total                                               $  299,996

     As of December 31, 1998, the aggregate amount of interest-bearing deposits with accounts exceeding $100 was $451,076. In September 1997, the Savings Bank completed the purchase of the national retail deposit franchise of JCPenney National Bank. Retail deposit balances acquired under the agreement were approximately $421,000.

     In November 1996, the Company entered into a four-year, $1,700,000 unsecured revolving credit arrangement (the "Credit Facility"). The Credit Facility is comprised of two tranches: a $1,375,000 Tranche A facility available to the Bank and the Savings Bank, including an option for up to $225,000 in multi-currency availability, and a $325,000 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $100,000 in multi-currency availability. The borrowings of the Savings Bank are limited to $750,000. All borrowings under the Credit Facility are based on varying terms of the London InterBank Offered Rate ("LIBOR"). The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but which have not been paid. The facility is structured as a four-year commitment and is available for general corporate purposes. The commitment terminates on November 24, 2000; however, it may be extended for an additional one-year period. As of December 31, 1998 and 1997, the Company had no outstandings under the Credit Facility.

     In August 1997, the Company entered into a three-year, $350,000 equivalent unsecured revolving credit arrangement (the "UK/Canada Facility") to finance the Company's expansion in the United Kingdom and Canada. The UK/Canada Facility is comprised of two tranches: a Tranche A facility in the amount of (Pounds)156,458 ($249,800 equivalent based on the exchange rate at closing) and a Tranche B facility in the amount of C$139,609 ($100,200 equivalent based on the exchange rate at closing). An amount of (Pounds)34,574 or C$76,910 ($55,200 equivalent based on the exchange rates at closing) may be transferred between the Tranche A facility and the Tranche B facility, respectively, upon the request of the Company. All borrowings under the UK/Canada Facility are based on varying terms of LIBOR. The Corporation serves as the guarantor of all borrowings under the UK/Canada Facility. The facility is structured as a three-year commitment and will be available for general corporate purposes. The commitment terminates on August 29, 2000; however, it may be extended for two additional one-year periods. As of December 31, 1998, the Company had a total of $166,345 outstanding under the UK/Canada Facility. There were no outstandings under the UK/Canada Facility as of December 31, 1997.

     In April 1997, the Bank increased the aggregate amount of bank notes available under its bank note program. Under the program, the Bank from time to time may issue up to $8,000,000 of senior bank notes at fixed rates or variable rates tied to LIBOR with maturities from thirty days to thirty years. The bank note program also permits the issuance of up to $200,000 of subordinated bank notes (none issued as of December 31, 1998 and 1997) with maturities from five to thirty years.

     In October 1997, the Bank established a program for the issuance of debt instruments to be offered outside of the United States. Under this program, the Bank from time to time may issue instruments in the aggregate principal amount of $1,000,000 equivalent outstanding at any one time ($5,000 and none outstanding as of December 31, 1998 and 1997, respectively). Instruments under this program may be denominated in any currency or currencies.

     The Corporation has two shelf registration statements under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities, consisting of debentures, notes and/or other unsecured evidences,
(ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock. The amount of securities registered is limited to a $625,000 aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation. The Corporation issued $200,000 of ten-year fixed rate senior notes in July 1998 and $125,000 of seven-year fixed rate senior notes in December 1996. The remaining amount of securities available for issuance under the Corporation's shelf registrations is $300,000.

     In April 1996, the Bank established a deposit note program under which the Bank from time to time may issue up to $2,000,000 of deposit notes with maturities from thirty days to thirty years.

     In January 1997, Capital One Capital I, a subsidiary of the Bank created as a Delaware statutory business trust, issued $100,000 aggregate amount of Floating Rate Junior Subordinated Capital Income Securities that mature on February 1, 2027. The securities represent a preferred beneficial interest in the assets of the trust. The net proceeds of the offering of $97,428 were lent to the Bank for general corporate purposes. As of December 31, 1998, the interest rate on these securities was 6.77%.

     Interest-bearing deposits and senior notes as of December 31, 1998, mature as follows (all other borrowings mature in 1999):

                Interest-Bearing
                        Deposits   Senior Notes        Total
1999                  $1,262,224     $  799,371   $2,061,595
2000                     264,687        780,082    1,044,769
2001                     208,628        898,924    1,107,552
2002                      36,652        111,682      148,334
2003                     227,788        469,854      697,642
Thereafter                              679,480      679,480

Total                 $1,999,979     $3,739,393   $5,739,372

NOTE F - ASSOCIATE BENEFIT AND STOCK PLANS

The Company sponsors a contributory Associate Savings Plan in which substantially all full-time and certain part-time associates are eligible to participate. The Company matches a portion of associate contributions and makes discretionary contributions based upon the Company meeting a certain earnings per share target. The Company's contributions to this plan were $16,357, $10,264 and $9,048 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company has three stock-based compensation plans. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's fixed stock options, since the exercise price equals the market price of the underlying stock on the measurement date of grant, nor for the Associate Stock Purchase Plan (the "Purchase Plan"), which is considered to be noncompensatory.

     For the performance-based option plans discussed below, compensation cost is measured as the difference between the exercise price and the target stock price required for vesting and is recognized over the estimated vesting period.

     SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires, for companies electing to continue to follow the recognition provisions of APB 25, pro forma information regarding net income and earnings per share, as if the recognition provisions of SFAS 123 were adopted for stock options granted subsequent to December 31, 1994. For purposes of pro forma disclosure, the fair value of the options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions and is amortized to expense over the options' vesting period.

                                             Year Ended December 31
ASSUMPTIONS                               1998        1997        1996
Dividend yield                             .32%        .82%        .90%
Volatility factors of expected
  market price of stock                     40%         40%         32%
Risk-free interest rate                   5.44%       6.27%       5.90%
Expected option lives (in years)           5.2         4.5         6.0

PRO FORMA INFORMATION

Net income                            $287,637    $186,003    $151,853

Basic earnings per share              $   4.39    $   2.82    $   2.29
Diluted earnings per share            $   4.13    $   2.74    $   2.27

     Under the 1994 Stock Incentive Plan, the Company has reserved 10,620,880 common shares as of December 31, 1998, for issuance in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and incentive stock. The exercise price of each stock option issued to date equals the market price of the Company's stock on the date of grant. Each option's maximum term is ten years. The number of shares available for future grants was 726,223; 97,814 and 1,508,352 as of December 31, 1998, 1997 and 1996,
respectively. Other than the performance-based options discussed below, options generally vest annually over three to five years and expire beginning November 2004. All options vest immediately upon a change in control of the Company.

     In June 1998, the Company's Board of Directors approved a grant to senior management ("EntrepreneurGrant III"). Included in this grant as of December 31, 1998, were 870,632 performance-based options granted to certain key managers (including 666,680 options to the Company's Chief Executive Officer ("CEO") and Chief Operating Officer ("COO")) at the then market price of $101.31 per share. The Company's CEO and COO gave up 100,000 and 66,670 vested options (valued at $8,760 in total), respectively, in exchange for their EntrepreneurGrant III options. Other members of senior management gave up future cash compensation for each of the next three years in exchange for the options. All options made under this grant will vest if the Company's stock reaches $175 per share for at least ten trading days in a thirty consecutive calendar day period by June 11, 2001, or immediately upon a change in control of the Company.

     In April 1998, upon stockholder approval, a 1997 stock option grant to senior management became effective at the December 18, 1997, market price of $48.75 per share. This grant included 1,143,221 performance-based options granted to certain key managers (including 685,755 options to the Company's CEO and COO), which vested in April 1998 when the market price of the Company's stock remained at or above $84.00 for at least ten trading days in a thirty consecutive calendar day period. The grant also included 223,900 options which vest in full, regardless of the stock price, on December 18, 2000, or immediately upon a change in control of the Company.

     In April 1998, the Company granted 445,084 options to all associates not granted options in the above mentioned grants. Certain associates were granted options in exchange for giving up future compensation. Other associates were granted a set number of options. These options were granted at the then market price of $95.13 per share and vest, in full, on April 30, 2001, or immediately upon a change in control of the Company.

     In April 1996, upon stockholder approval, a 1995 stock option grant to the Company's CEO and its COO became effective. This grant was for performance-based options to purchase 2,500,000 common shares at the September 15, 1995, market price of $29.19 per share. Vesting of the options was dependent on the fair market value of the common stock remaining at or above specified levels for at least ten trading days in any thirty consecutive calendar day period. Fifty percent of the options vested in January 1997 when the Company's stock reached $37.50 per share; 25% vested in October 1997 when the stock reached $43.75 per share; and the remaining 25% vested in January 1998 when the stock reached $50.00 per share.

     The Company recognized $70,038, $24,772 and $7,728 of compensation cost relating to its associate stock plans for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company maintains a non-associate directors stock incentive plan. This plan authorizes a maximum of 500,000 shares of the Company's common stock for the automatic grant of restricted stock and stock options to eligible members of the Company's Board of Directors. As of December 31, 1998, 1997 and 1996, 347,500; 382,500 and 417,500 shares were available for grant under this plan, respectively. The options vest after one year and their maximum term is ten years. The exercise price of each option equals the market price of the Company's stock on the date of grant. As of December 31, 1998, there was no outstanding restricted stock under this plan.

     A summary of the status of the Company's options as of December 31, 1998, 1997 and 1996, and changes for the years then ended is presented below:

                                                   1998                        1997                       1996
                                                             Weighted                    Weighted                    Weighted
                                                              Average                     Average                     Average
                                            Options    Exercise Price   Options    Exercise Price   Options    Exercise Price
                                             (000s)         Per Share    (000s)         Per Share    (000s)         Per Share
Outstanding at beginning of year              7,125            $27.67     5,894            $23.92     3,315            $19.67
  Granted                                     3,450             83.90     1,590             40.88     2,694             29.04
  Exercised                                    (742)            20.27      (215)            20.76       (12)            16.40
  Canceled                                     (120)            51.96      (144)            30.16      (103)            21.82

Outstanding at end of year                    9,713            $47.96     7,125            $27.67     5,894            $23.92

Exercisable at end of year                    5,966            $30.47     3,815            $24.43     1,196            $18.98

Weighted average fair value of options
  granted during the year                                      $35.45                      $16.03                      $11.22

     The following table summarizes information about options outstanding as of December 31, 1998:

                                                   Options  Outstanding                 Options Exercisable
                             Number       Weighted  Average   Weighted  Average        Number   Weighted  Average
Range of                Outstanding               Remaining      Exercise Price   Exercisable      Exercise Price
Exercise Prices              (000s)        Contractual Life           Per Share        (000s)           Per Share
$16.00 - $24.99               1,688              5.93 years             $ 16.43         1,358               $16.53
$25.00 - $33.99               3,179              6.73                     29.10         3,133                29.12
$34.00 - $49.99               2,639              8.72                     44.46         1,465                46.04
$50.00 - $123.99              2,207              9.60                    103.43            10                65.95

     Under the Company's Purchase Plan, associates of the Company are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 1% of monthly base pay. The amounts deducted are applied to the purchase of unissued common or treasury stock of the Company at 85% of the current market price. An aggregate of 1,000,000 common shares has been authorized for issuance under the Purchase Plan, of which 586,556 shares were available for issuance as of December 31, 1998.

     On November 16, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles a registered holder to purchase from the Company one one-hundredth of a share of the Company's authorized Cumulative Participating Junior Preferred Stock (the "Junior Preferred Shares") at a price of $150, subject to adjustment. The Company has reserved 1,000,000 shares of its authorized preferred stock for the Junior Preferred Shares. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. However, the Rights generally become exercisable and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of the Company's outstanding common stock or a tender offer or exchange offer is announced for the Company's common stock. Upon such event, provisions would also be made so that each holder of a Right, other than the acquiring person or group, may exercise the Right and buy common stock with a market value of twice the $150 exercise price. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share.

     In July 1997, the Company's Board of Directors voted to repurchase up to two million shares of the Company's common stock to mitigate the dilutive impact of shares issuable under its benefit plans, including its Purchase Plan, dividend reinvestment plan and stock incentive plans. In July 1998, the Company's Board of Directors voted to increase this amount by an additional 1.5 million shares of the Company's common stock. For the years ended December 31, 1998 and 1997, the Company repurchased 895,800 and 1,318,641 shares, respectively, under this program. Certain treasury shares were reissued in connection with the Company's benefit plans.

NOTE G - OTHER NON-INTEREST EXPENSE

                                 Year Ended December 31
                                1998       1997       1996

Professional services       $ 66,591   $ 47,671   $ 43,968
Collections                   59,503     23,216      9,783
Bankcard association
  assessments                 23,163     16,074     15,045
Fraud losses                  10,278     16,749     26,773
Other                         82,270     47,570     36,614

Total                       $241,805   $151,280   $132,183

NOTE H - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997, were as follows:

                                                         1998        1997
Deferred tax assets:
  Allowance for loan losses                            $ 75,738    $ 60,900
  Finance charge and fee income
    receivables                                          45,605      17,570
  Stock incentive plans                                  35,949      11,466
  State taxes, net of federal benefit                     7,310       2,694
  Other                                                  37,078      16,890

  Subtotal                                              201,680     109,520
  Valuation allowance                                   (14,168)

Total deferred tax assets                               187,512     109,520

Deferred tax liabilities:
  Securitizations                                        29,728      26,822
  Tax-deferred revenue                                   10,255      10,167
  Other                                                   7,814       9,133

Total deferred tax liabilities                           47,797      46,122

Net deferred tax assets before unrealized
  gains on securities available for sale                139,715      63,398
Unrealized gains on securities available for sale       (38,772)     (1,602)

Net deferred tax assets                                $100,943    $ 61,796

     During 1998, the Company established a valuation allowance related to certain federal, state and international loss carryforwards acquired or generated during the year. The net operating losses expire between 2002 and 2018.

     Significant components of the provision for income taxes attributable to continuing operations were as follows:

                                              Year Ended December 31
                                             1998        1997        1996

Federal taxes                            $244,536    $138,877    $119,027
State taxes                                   471         393       1,715
Deferred income taxes                     (76,317)    (23,198)    (27,529)

Income taxes                             $168,690    $116,072    $ 93,213

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense was:

                                                    Year Ended December 31
                                                    1998     1997     1996

Income tax at statutory
  federal tax rate                                 35.00%   35.00%   35.00%
Other, primarily state taxes                        3.00     3.00     2.50

Income taxes                                       38.00%   38.00%   37.50%

NOTE I - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                          Year Ended December 31
(Shares in Thousands)                   1998       1997       1996

Numerator:
Net income                          $275,231   $189,381   $155,267

Denominator:
Denominator for basic earnings
  per share --
    Weighted average shares           65,590     66,070     66,228

Effect of dilutive securities:
    Stock options                      3,996      1,578        790
    Restricted stock                       2          3          8

Dilutive potential
  common shares                        3,998      1,581        798
Denominator for diluted
  earnings per share --
    Adjusted weighted average
      shares                          69,588     67,651     67,026

Basic earnings per share            $   4.20   $   2.87   $   2.34

Diluted earnings per share          $   3.96   $   2.80   $   2.32

     Options to purchase 2,145,281; 949,484 and 20,725 shares of common stock during 1998, 1997 and 1996, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

NOTE J - PURCHASE OF SUMMIT ACCEPTANCE CORPORATION

On July 31, 1998, the Company acquired Summit Acceptance Corporation ("Summit"), based in Dallas, Texas. Summit is an indirect automobile finance lender with approximately 180 employees and managed loans of approximately $263,000 as of the purchase date. The acquisition price of $53,585 was paid through the issuance of approximately 476,000 shares of the Company's common stock from treasury. The acquisition has been accounted for as a purchase business combination. The purchase price has been allocated based on estimated fair values at the date of acquisition, resulting in goodwill of approximately $68,000 to be amortized on a straight-line basis over fifteen years. The results of Summit have been included in the Consolidated Financial Statements since the date of acquisition.

NOTE K - REGULATORY MATTERS

The Bank and the Savings Bank are subject to capital adequacy guidelines adopted by the Federal Reserve Board (the "Federal Reserve") and the Office of Thrift Supervision (the "OTS") (collectively, the "regulators"), respectively. The capital adequacy guidelines and the regulatory framework for prompt corrective action require the Bank and the Savings Bank to maintain specific capital levels based upon quantitative measures of their assets, liabilities and off-balance sheet items. The inability to meet and maintain minimum capital adequacy levels could result in the regulators taking actions that could have a material effect on the Company's consolidated financial statements. Additionally, the regulators have broad discretion in applying higher capital requirements. Regulators consider a range of factors in determining capital adequacy, such as an institution's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls.

     The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." To be categorized as "well-capitalized," the Bank and the Savings Bank must maintain minimum capital ratios as set forth in the table below. As of December 31, 1998, there were no conditions or events since the notifications discussed above that management believes would have changed either the Bank or the Savings Bank's capital category.

                                      Minimum for       To Be "Well-
                                        Capital      Capitalized" Under
                                        Adequacy      Prompt Corrective
                            Ratios      Purposes      Action Provisions
DECEMBER 31, 1998
Capital One Bank
  Tier 1 Capital             11.38%         4.00%                  6.00%
  Total Capital              13.88          8.00                  10.00
  Tier 1 Leverage            10.24          4.00                   5.00
Capital One, F.S.B.(1)
  Tangible Capital            9.46%         1.50%                  6.00%
  Total Capital              13.87         12.00                  10.00
  Core Capital                9.46          8.00                   5.00

DECEMBER 31, 1997
Capital One Bank
  Tier 1 Capital             10.49%         4.00%                  6.00%
  Total Capital              13.26          8.00                  10.00
  Tier 1 Leverage            10.75          4.00                   5.00
Capital One, F.S.B.(1)
  Tangible Capital           11.26%         1.50%                  6.00%
  Total Capital              17.91         12.00                  10.00
  Core Capital               11.26          8.00                   5.00

  (1) Until June 30, 1999, the Savings Bank is subject to capital requirements that exceed minimum capital adequacy requirements, including the requirement to maintain a minimum Core Capital ratio of 8% and a Total Capital ratio of 12%.

     During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1998 and 1997, the Company's Tier 1 Leverage ratio was 13.49% and 13.83%, respectively.

     Additionally, certain regulatory restrictions exist which limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 1998, retained earnings of the Bank and the Savings Bank of $117,191 and $16,189, respectively, were available for payment of dividends to the Corporation without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least thirty days advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

NOTE L - COMMITMENTS AND CONTINGENCIES

As of December 31, 1998, the Company had outstanding lines of credit of approximately $49,200,000 committed to its customers. Of that total commitment, approximately $31,800,000 was unused. While this amount represented the total available lines of credit to customers, the Company has not experienced, and does not anticipate, that all of its customers will exercise their entire available line at any given point in time. The Company generally has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     Certain premises and equipment are leased under agreements that expire at various dates through 2008, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total rental expense amounted to $18,242, $13,644 and $12,603 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Future minimum rental commitments as of December 31, 1998, for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

1999            $ 19,097
2000              17,943
2001              16,687
2002              15,884
2003              14,934
Thereafter        24,980

Total           $109,525

     In connection with the transfer of substantially all of Signet Bank's credit card business to the Bank in November 1994, the Company and the Bank agreed to indemnify Signet Bank (which was acquired by First Union on November 30, 1997) for certain liabilities incurred in litigation arising from that business, which may include liabilities, if any, incurred in the purported class action case described below.

     During 1995, the Company and the Bank became involved in a purported class action suit relating to certain collection practices engaged in by Signet Bank and, subsequently, by the Bank. The complaint in this case alleges that Signet Bank and/or the Bank violated a variety of California state statutes and constitutional and common law duties by filing collection lawsuits, obtaining judgements and pursuing garnishment proceedings in the Virginia state courts against defaulted credit card customers who were not residents of Virginia. This case was filed in the Superior Court of California in the County of Alameda, Southern Division, on behalf of a class of California residents. The complaint in this case seeks unspecified statutory damages, compensatory damages, punitive damages, restitution, attorneys' fees and costs, a permanent injunction and other equitable relief.

     In early 1997, the California court entered judgement in favor of the Bank on all of the plaintiffs' claims. The plaintiffs appealed the ruling to the California Court of Appeals First Appellate District Division 4. In early 1999, the Court of Appeals affirmed the trial court's ruling in favor of the Bank on six counts, but reversed the trial court's ruling on two counts of the plaintiffs' complaint. The Bank intends to petition for further appellate review of the ruling on the two remaining counts.

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

NOTE M - RELATED PARTY TRANSACTIONS

In the ordinary course of business, executive officers and directors of the Company may have consumer loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans to unrelated persons and do not involve more than the normal risk of collectibility.

NOTE N - SECURITIZATIONS

The Company securitized $4,616,972 ($245,752 international), $2,114,695 and $2,695,000 of consumer loan receivables for the years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1998, receivables under securitizations outstanding consisted of $1,309,518 of retained ("seller's") interests and $11,742,081 of investors' undivided interests, maturing from 1999 to 2008.

     The terms of securitizations require the Company to maintain a certain level of assets, retained by the trust, to absorb potential credit losses. The amount available to absorb potential credit losses was included in accounts receivable from securitizations and was $263,426 and $231,809 as of December 31, 1998 and 1997, respectively.


NOTE O - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company has entered into interest rate swaps to effectively convert certain interest rates on bank notes from variable to fixed. The pay-fixed, receive-variable swaps, which had a notional amount totaling $157,000 as of December 31, 1998, will mature from 2001 to 2007 to coincide with maturities of the variable bank notes to which they are designated. The Company has also entered into amortizing notional interest rate swaps to effectively convert certain interest rates on fixed rate consumer loans from fixed to variable, thereby reducing the interest rate sensitivity of loan securitizations. These pay-fixed, receive-variable interest rate swaps, which had an amortizing notional amount totaling $2,877,000 as of December 31, 1998, will amortize through 2004 and 2005 to coincide with the estimated attrition of the fixed rate consumer loans to which they are designated. The Company also had a pay-fixed, receive-variable interest rate swap with an amortizing notional amount of C$225,000, which will amortize through 2003 to coincide with the estimated attrition of the fixed rate Canadian dollar consumer loans to which it is designated.

     The Company has also entered into currency swaps that effectively convert fixed rate pound sterling interest receipts to fixed rate U.S. dollar interest receipts on pound sterling denominated assets. These currency swaps had notional amounts totaling $260,000 as of December 31, 1998, and mature from 2001 to 2005, coinciding with the repayment of the assets to which they are designated.

     The Company has entered into f/x contracts to reduce the Company's sensitivity to foreign currency exchange rate changes on its foreign currency denominated assets and liabilities. As of December 31, 1998, the Company had f/x contracts with notional amounts totaling $1,005,000, which mature in 1999 to coincide with the repayment of the assets to which they are designated.

     In 1997, the Company entered into swaps to effectively offset certain pay-variable, receive-fixed swaps which were designated to fixed rate bank notes and securitization liabilities. The offsetting swaps had maturities and terms which paid-fixed and received variable rates to match the original swaps. As of December 31, 1998 and 1997, the original swaps had notional amounts totaling $291,000 and $1,041,000, respectively. The offsetting swaps also had notional amounts totaling $291,000 and $1,041,000 as of December 31, 1998 and 1997, respectively. As of December 31, 1998, the variable rate payments on the original and offsetting swaps were matched and will continue to offset each other through the swaps' maturities in 1999 and 2000.

NOTE P - SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is active in originating consumer loans, primarily in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. Loans are made primarily on an unsecured basis; however, certain loans require collateral in the form of cash deposits. International consumer loans are originated primarily in Canada and the United Kingdom. The geographic distribution of the Company's consumer loans was as follows:

                                              Year Ended December 31
                                           1998                        1997
                                               Percentage                   Percentage
GEOGRAPHIC REGION                     Loans      of Total          Loans      of Total

  South                        $  5,868,386         33.74%   $ 5,061,414         35.57%
  West                            3,609,952         20.75      3,361,556         23.62
  Northeast                       3,032,061         17.43      2,835,256         19.92
  Midwest                         2,992,334         17.20      2,533,469         17.80
  International                   1,892,393         10.88        439,320          3.09

                                 17,395,126        100.00%    14,231,015        100.00%
Less securitized balances       (11,238,015)                  (9,369,328)

Total                          $  6,157,111                  $ 4,861,687

NOTE Q - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discloses the fair value of financial instruments as of December 31, 1998 and 1997, whether or not recognized in the balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under GAAP, these disclosures exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

          The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments as of December 31, 1998 and 1997:

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

INTEREST ONLY STRIPS
The fair value of the I/O strips was determined using discounted cash flow calculations. Cash flows are estimated based on the latest forecast for the activity related to securitized loans.

BORROWINGS
The carrying amounts of interest-bearing deposits, other borrowings and deposit notes approximated fair value. The fair value of senior notes was $3,769,000 and $3,351,000 as of December 31, 1998 and 1997, respectively, and determined based on quoted market prices.

INTEREST PAYABLE
The carrying amount approximated fair value.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The fair value was the estimated net amount that the Company would have
(paid)/received to terminate the interest rate swaps, currency swaps and f/x contracts at the respective dates, taking into account the forward yield curve on the swaps and the forward rates on the currency swaps and f/x contracts. As of December 31, 1998 and 1997, the estimated fair value was $(64,713) and $5,800, respectively.

NOTE R - RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments though earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on the earning and financial position of the Company.

          In March 1998, the America Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which is required to be adopted in the years beginning after December 15, 1998. The Company plans to adopt SOP 98-1 on January 1, 1999. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. As a result of adopting the new SOP, the Company expects to capitalize certain internal use software costs in 1999 that otherwise would have been expensed as incurred; however, the effect on 1999 net income is not expected to be material. The expected impact of the adoption of SOP 98-1 is based on estimates of future activity, which could change materially in the near term.

NOTE S - CAPITAL ONE FINANCIAL CORPORATION (PARENT COMPANY ONLY)
         CONDENSED FINANCIAL INFORMATION

                                                                  December 31
BALANCE SHEETS                                                1998           1997

ASSETS:
Cash and cash equivalents                                  $   10,887     $      203
Investment in subsidiaries                                  1,211,255        818,518
Loans to subsidiaries(1)                                      375,396        207,507
Other                                                          62,316          5,001

  Total assets                                             $1,659,854     $1,031,229

LIABILITIES:
Senior Notes                                               $  324,213     $  125,000
Borrowings from subsidiaries                                   54,000          3,300
Other                                                          11,035          9,670

  Total liabilities                                           389,448        137,970
Stockholders' equity                                        1,270,406        893,259

  Total liabilities and stockholders' equity               $1,659,854     $1,031,229

STATEMENTS OF INCOME                                             1998           1997         1996
Interest from temporary investments                        $   12,485     $   11,352    $   2,296
Interest expense                                               18,212         11,067        3,013
Dividends, principally from bank subsidiaries                 260,000        228,000      117,400
Non-interest income                                               893             56
Non-interest expense                                            2,700            409          571

Income before income taxes and equity in
  undistributed earnings from subsidiaries                    252,466        227,932      116,112
Income tax benefit                                              2,863             25          490
Equity in undistributed earnings of subsidiaries               19,902        (38,576)      38,665

Net income                                                 $  275,231     $  189,381    $ 155,267


STATEMENTS OF CASH FLOWS                                         1998           1997         1996

OPERATING ACTIVITIES:
Net income                                                 $  275,231     $  189,381    $ 155,267
Adjustments to reconcile net income to net
  cash provided by operating activities:
     Equity in undistributed earnings
       of subsidiaries                                        (19,902)        38,576      (38,665)
     (Increase) decrease in other assets                      (56,682)        (2,183)       2,079
     Increase in other liabilities                              1,365          3,290        6,380

Net cash used for investing activities                        200,012        229,064      125,061

INVESTING ACTIVITIES:
Increase in investment in subsidiaries                       (172,119)       (83,366)    (119,502)
Increase in loans to subsidiaries                            (167,889)      (102,507)    (105,000)

Net cash used for investing activities                       (340,008)      (185,873)    (224,502)

FINANCING ACTIVITIES:
Increase in borrowings from subsidiaries                       50,900          3,300
Issuance of senior notes                                      199,213                     125,000
Dividends paid                                                (20,533)       (20,638)     (20,573)
Purchases of treasury stock                                   (91,672)       (52,314)
Net proceeds from issuances of common stock                    12,143          6,509        3,109
Proceeds from exercise of stock options                           629          4,082          186

Net cash provided by (used for) financing activities          150,680        (59,061)     107,722

Increase (decrease) in cash and cash equivalents               10,684        (15,870)       8,281
Cash and cash equivalents at beginning of year                    203         16,073        7,792

Cash and cash equivalents at end of year                   $   10,887     $      203    $  16,073

DIRECTORS AND OFFICERS

CAPITAL ONE FINANCIAL CORPORATION                     CAPITAL ONE FINANCIAL CORPORATION
BOARD OF DIRECTORS                                    EXECUTIVE OFFICERS
Richard D. Fairbank                                   Richard D. Fairbank
Chairman and Chief Executive Officer                  Chairman and Chief Executive Officer
Capital One Financial Corporation

Nigel W. Morris                                       Nigel W. Morris
President and Chief Operating Officer                 President and Chief Operating Officer
Capital One Financial Corporation

W. Ronald Dietz*                                      Marjorie M. Connelly
Managing Partner                                      Sr. Vice President, Credit Card Operations
Customer Contact Solutions, LLC

James A. Flick, Jr.*                                  Matthew J. Cooper
President and Chief Executive Officer                 Sr. Vice President
Dome Corporation

Patrick W. Gross*                                     James P. Donehey
Founder and Chairman, Executive Committee             Sr. Vice President and Chief Information Officer
American Management Systems, Inc.

James V. Kimsey**                                     John G. Finneran, Jr.
Founding CEO and Chairman Emeritus                    Sr. Vice President, General Counsel and Corporate
America Online, Inc.                                  Secretary

Stanley I. Westreich**                                Dennis H. Liberson
President                                             Sr. Vice President, Human Resources
Westfield Realty, Inc.
                                                      William J. McDonald
                                                      Sr. Vice President, Brand Management

                                                      Peter A. Schnall
*   Audit Committee                                   Sr. Vice President, Marketing and Analysis
**  Compensation Committee
                                                      David M. Willey
                                                      Sr. Vice President, Finance and Accounting


CORPORATE INFORMATION

CORPORATE OFFICE
2980 Fairview Park Drive, Suite 1300
Falls Church, VA  22042-4525
(703) 205-1000
www.capitalone.com

ANNUAL MEETING
Thursday, April 29, 1999, 10:00 a.m. Eastern Time
Fairview Park Marriott Hotel
3111 Fairview Park Drive
Falls Church, VA  22042

PRINCIPAL FINANCIAL CONTACT
Paul Paquin
Vice President, Investor Relations
Capital One Financial Corporation
2980 Fairview Park Drive, Suite 1300
Falls Church, VA  22042-4525
(703) 205-1039

Copies of Form 10-K filed with the Securities and Exchange Commission are available without charge upon written request to Paul Paquin at the above address.

COMMON STOCK
Listed on New York Stock Exchange
Stock Symbol COF
Member of S&P 500

CORPORATE REGISTRAR/TRANSFER AGENT
First Chicago Trust Company of New York
c/o Equiserve.com
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (800) 446-2617
Fax: (201) 222-4892
For hearing impaired:
(201) 222-4955
E-mail: fctc@em.fcnb.com
Internet: www.equiserve.com

INDEPENDENT AUDITORS
Ernst & Young LLP