Form 10-K/A, Exhibit 13
period 1999-12-31
CAPITAL ONE FINANCIAL CORP
filed 2000-03-23
CIK 927628

                                                                      EXHIBIT 13


selected financial and operating data

                                                                                                                       Five-Year
Year Ended December 31                                                                                                  Compound
(Dollars in Thousands, Except Per Share Data)        1999          1998          1997          1996          1995    Growth Rate
--------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Interest income                              $  1,593,484  $  1,111,536  $    717,985  $    660,483  $    457,409         43.85%
Interest expense                                  540,882       424,284       341,849       294,999       249,396         42.00
--------------------------------------------------------------------------------------------------------------------------------
Net interest income                             1,052,602       687,252       376,136       365,484       208,013         44.87
Provision for loan losses                         382,948       267,028       262,837       167,246        65,895         65.62
--------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                 669,654       420,224       113,299       198,238       142,118         37.91
Non-interest income                             2,372,359     1,488,283     1,069,130       763,424       553,043         42.99
Non-interest expense                            2,464,996     1,464,586       876,976       713,182       497,430         45.02
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                        577,017       443,921       305,453       248,480       197,731         31.49
Income taxes                                      213,926       168,690       116,072        93,213        71,220         32.92
--------------------------------------------------------------------------------------------------------------------------------
Net income                                   $    363,091  $    275,231  $    189,381  $    155,267  $    126,511         30.68
Dividend payout ratio                                5.69%         7.46%        10.90%        13.24%        12.55%

Per Common Share:(1)
Basic earnings                               $       1.84  $       1.40  $        .96  $        .78  $        .64         30.83%
Diluted earnings                                     1.72          1.32           .93           .77           .64         29.08
Dividends                                             .11           .11           .11           .11           .08
Book value as of year-end                            7.69          6.45          4.55          3.72          3.02
Average common shares                         197,593,371   196,768,929   198,209,691   198,682,893   197,072,514
Average common and common
  equivalent shares                           210,682,740   208,765,296   202,952,592   201,075,699   199,176,852
--------------------------------------------------------------------------------------------------------------------------------
Selected Average Balances:
Securities                                   $  2,027,051  $  1,877,276  $  1,650,961  $  1,147,079  $    962,624        100.46%
Allowance for loan losses                        (269,375)     (214,333)     (132,728)      (83,573)      (69,939)        32.31
Total assets                                   11,085,013     8,330,432     6,568,937     5,568,960     4,436,055         33.34
Interest-bearing deposits                       2,760,536     1,430,042       958,885     1,046,122       769,688        137.87
Borrowings                                      6,078,480     5,261,588     4,440,393     3,623,104     2,952,162         21.59
Stockholders' equity                            1,407,899     1,087,983       824,077       676,759       543,364         42.50
--------------------------------------------------------------------------------------------------------------------------------
Selected Year-End Balances:
Securities                                   $  1,968,853  $ 2,080,980   $  1,475,354  $  1,358,103  $  1,244,195
Consumer loans                                  9,913,549    6,157,111      4,861,687     4,343,902     2,921,679
Allowance for loan losses                        (342,000)    (231,000)      (183,000)     (118,500)      (72,000)
Total assets                                   13,336,443    9,419,403      7,078,279     6,467,445     4,759,321
Interest-bearing deposits                       3,783,809    1,999,979      1,313,654       943,022       696,037
Borrowings                                      6,961,014    5,481,593      4,526,550     4,525,216     3,301,672
Stockholders' equity                            1,515,607    1,270,406        893,259       740,391       599,191
--------------------------------------------------------------------------------------------------------------------------------
Managed Consumer Loan Data:
Average reported loans                       $  7,667,355  $ 5,348,559   $  4,103,036  $  3,651,908  $  2,940,208         27.38%
Average off-balance sheet loans                10,379,558    9,860,978      8,904,146     7,616,553     6,149,070         21.56
--------------------------------------------------------------------------------------------------------------------------------
Average total managed loans                    18,046,913   15,209,537     13,007,182    11,268,461     9,089,278         23.83
Interest income                                 3,285,736    2,583,872      2,045,967     1,662,990     1,192,100         34.97
Year-end total managed loans                   20,236,588   17,395,126     14,231,015    12,803,969    10,445,480         22.36
Year-end total accounts (000s)                     23,705       16,706         11,747         8,586         6,149         36.25
Yield                                               17.59%       16.99%         15.73%        14.76%        13.12%
Net interest margin                                 10.83         9.91           8.81          8.16          6.27
Delinquency rate                                     5.23         4.70           6.20          6.24          4.20
Net charge-off rate                                  3.85         5.33           6.59          4.24          2.25
--------------------------------------------------------------------------------------------------------------------------------
Operating Ratios:
Return on average assets                             3.28%        3.30%          2.88%         2.79%         2.85%
Return on average equity                            25.79        25.30          22.98         22.94         23.28
Equity to assets (average)                          12.70        13.06          12.55         12.15         12.25
Allowance for loan losses to
  loans as of year-end                               3.45         3.75           3.76          2.73          2.86
--------------------------------------------------------------------------------------------------------------------------------

(1) All periods have been restated to reflect the Company's three-for-one stock split effective June 1, 1999.

management's discussion and analysis of financial condition and results of operations

INTRODUCTION

Capital One Financial Corporation (the "Corporation") is a holding company whose subsidiaries provide a variety of products and services to consumers using its Information-Based Strategy ("IBS"). The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, and Capital One, F.S.B. (the "Savings Bank"), which offers consumer lending products (including credit cards) and deposit products. The Corporation and its subsidiaries are collectively referred to as the "Company." As of December 31, 1999, the Company had 23.7 million accounts and $20.2 billion in managed consumer loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the world.

     The Company's profitability is affected by the net interest income and non-interest income earned on earning assets, consumer usage patterns, credit quality, the level of marketing expense and operating efficiency. The Company's revenues consist primarily of interest income on consumer loans and securities, and non-interest income consisting of servicing income on securitized loans, fees (such as annual membership, cash advance, cross-sell, interchange, overlimit, past-due and other fee income, collectively "fees") and gains on the securitizations of loans. The Company's primary expenses are the costs of funding assets, credit losses, operating expenses (including salaries and associate benefits), marketing expenses and income taxes.

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

EARNINGS SUMMARY

The following discussion provides a summary of 1999 results compared to 1998 results and 1998 results compared to 1997 results. Each component is discussed in further detail in subsequent sections of this analysis.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net income of $363.1 million, or $1.72 per share, for the year ended December 31, 1999, compares to net income of $275.2 million, or $1.32 per share, in 1998. The 32% increase in net income of $87.9 million is primarily the result of an increase in both asset and account volumes and an increase in net interest margin. Net interest income increased $365.4 million, or 53%, as average earning assets increased 34% and the net interest margin increased to 10.86% from 9.51%. The provision for loan losses increased $115.9 million, or 43%, as the average reported consumer loans increased 43%, offset by the reported net charge-off rate decrease to 3.59% in 1999 from 4.24% in 1998. Non-interest income increased $884.1 million, or 59%, primarily due to the increase in average managed accounts of 42%. Increases in marketing expenses of $285.6 million, or 64%, and salaries and benefits expense of $303.8 million, or 64%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in the Company's accounts and products offered. Average managed consumer loans grew 19% for the year ended December 31, 1999, to $18.0 billion from $15.2 billion for the year ended December 31, 1998, and average accounts grew 42% for the same period to 19.6 million from 13.8 million as a result of the continued success of the Company's marketing and account management strategies.

  [CHART]

net income chart
(in millions)
97     $189
98     $275
99     $363

  [CHART]

return on average equity
(in percentages)
97     23
98     25
99     26

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Net income of $275.2 million, or $1.32 per share, for the year ended December 31, 1998, compares to net income of $189.4 million, or $.93 per share, in 1997. The 45% increase in net income of $85.9 million is primarily the result of an increase in both asset and account volumes and an increase in net interest margin. Net interest income increased $311.1 million, or 83%, as average earning assets increased 26% and the net interest margin increased to 9.51% from 6.54%. The provision for loan losses increased $4.2 million, or 2%, as the reported charge-off rate decreased to 4.24% in 1998 from 4.83% in 1997, offset by average reported consumer loans increasing 30%. Non-interest income increased $419.2 million, or 39%, primarily due to the increase in average managed accounts of 39%. Increases in marketing expenses of $221.4 million, or 98%, and salaries and benefits expense of $187.1 million, or 65% reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in the Company's accounts and products offered. Average managed consumer loans grew 17% for the year ended December 31, 1998, to $15.2 billion from $13.0 billion for the year ended December 31, 1997, and average accounts grew 39% for the same period to 13.8 million from 9.9 million as a result of the continued success of the Company's marketing and account management strategies.

MANAGED CONSUMER LOAN PORTFOLIO

The Company analyzes its financial performance on a managed consumer loan portfolio basis. Managed consumer loan data adds back the effect of off-balance sheet consumer loans. The Company also evaluates its interest rate exposure on a managed portfolio basis.

     The Company's managed consumer loan portfolio is comprised of reported and off-balance sheet loans. Off-balance sheet loans are those which have been securitized and accounted for as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), and are not assets of the Company. Therefore, those loans are not shown on the balance sheet.

     Table 1 summarizes the Company's managed consumer loan portfolio.

table 1: MANAGED CONSUMER LOAN PORTFOLIO

Year Ended December 31 (In Thousands)                   1999              1998            1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------
Year-End Balances:
Reported consumer loans                         $  9,913,549      $  6,157,111    $  4,861,687    $  4,343,902    $  2,921,679
Off-balance sheet consumer loans                  10,323,039        11,238,015       9,369,328       8,460,067       7,523,801
------------------------------------------------------------------------------------------------------------------------------
Total managed consumer loan portfolio           $ 20,236,588      $ 17,395,126    $ 14,231,015    $ 12,803,969    $ 10,445,480
------------------------------------------------------------------------------------------------------------------------------

Average Balances:
Reported consumer loans                         $  7,667,355      $  5,348,559    $  4,103,036    $  3,651,908    $  2,940,208
Off-balance sheet consumer loans                  10,379,558         9,860,978       8,904,146       7,616,553       6,149,070
------------------------------------------------------------------------------------------------------------------------------
Total managed consumer loan portfolio           $ 18,046,913      $ 15,209,537    $ 13,007,182    $ 11,268,461    $  9,089,278
------------------------------------------------------------------------------------------------------------------------------

     Since 1990, the Company has actively engaged in consumer loan securitization transactions. Securitization involves the transfer by the Company of a pool of loan receivables to an entity created for securitizations, generally a trust or other special purpose entity ("the trusts"). The credit quality of the receivables is supported by credit enhancements, which may be in various forms including a letter of credit, a cash collateral guaranty or account, or a subordinated interest in the receivables in the pool. Certificates ($10.3 billion outstanding as of December 31, 1999) representing undivided ownership interests in the receivables are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale.

  [CHART]

managed loans
(in billions)
95     $10.4
96     $12.8
97     $14.2
98     $17.4
99     $20.2

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

     The Company's relationship with its customers is not affected by the securitization. The Company acts as a servicing agent and receives a fee.

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

     Prior to the commencement of the amortization or accumulation period, all principal payments received on the trusts' receivables are reinvested in new receivables to maintain the principal balance of certificates. During the amortization period, the investors' share of principal payments is paid to the certificateholders until they are paid in full. During the accumulation period, the investors' share of principal payments is paid into a principal funding account designed to accumulate amounts so that the certificates can be paid in full on the expected final payment date.

     Table 2 indicates the impact of the consumer loan securitizations on average earning assets, net interest margin and loan yield for the periods presented. The Company intends to continue to securitize consumer loans.

    [CHART]

managed net interest margin
(in percentages)
97      8.81
98      9.91
99     10.83

    [CHART]

managed loan yield
(in percentages)
97     15.73
98     16.99
99     17.59

table 2:  OPERATING DATA AND RATIOS

Year Ended December 31 (Dollars in Thousands)                1999                1998                 1997
------------------------------------------------------------------------------------------------------------
Reported:
Average earning assets                               $  9,694,406        $  7,225,835         $  5,753,997
Net interest margin                                         10.86%               9.51%                6.54%
Loan yield                                                  19.33               18.75                15.11
------------------------------------------------------------------------------------------------------------

Managed:
Average earning assets                               $ 20,073,964        $ 17,086,813         $ 14,658,143
Net interest margin                                         10.83%               9.91%                8.81%
Loan yield                                                  17.59               16.99                15.73
------------------------------------------------------------------------------------------------------------

RISK ADJUSTED REVENUE AND MARGIN

The Company's products are designed with the objective of maximizing revenue for the level of risk undertaken. Management believes that comparable measures for external analysis are the risk adjusted revenue and risk adjusted margin of the managed portfolio. Risk adjusted revenue is defined as net interest income and non-interest income less net charge-offs. Risk adjusted margin measures risk adjusted revenue as a percent-age of average earning assets. It considers not only the loan yield and net interest margin, but also the fee income associated with these products. By deducting net charge-offs, consideration is given to the risk inherent in these differing products.

[CHART]

managed revenue
(in billions)
97       $2.1
98       $2.8
99       $3.8

     The Company markets its card products to specifically targeted consumer populations. The terms of each card product are actively managed in an effort to maximize return at the consumer level, reflecting the risk and expected performance of the account. For example, card product terms typically include the ability to reprice individual accounts upwards or downwards based on the consumer's performance. In addition, since 1998, the Company has aggressively marketed low non-introductory rate cards to consumers with the best established credit profiles to take advantage of the favorable risk return characteristics of this consumer type. Industry competitors have continuously solicited the Company's customers with similar interest rate strategies. Management believes the competition has put, and will continue to put, additional pressure on the Company's pricing strategies.


[CHART]

managed risk
adjusted revenue
(in billions)
97         $1.2
98         $1.9
99         $3.1


[CHART]

managed risk
adjusted margin
(in percentages)
97         8.26
98        11.41
99        15.69

     By applying its IBS and in response to dynamic competitive pressures, the Company also targets a significant amount of its marketing expense to other credit card product opportunities. Examples of such products include secured cards and other customized card products including affinity and co-branded cards, student cards and other cards targeted to certain markets that are underserved by the Company's competitors. These products do not have a significant, immediate impact on managed loan balances; rather they typically consist of lower credit limit accounts and balances that build over time. The terms of these customized card products tend to include annual membership fees and higher annual finance charge rates. The profile of the consumers targeted for these products, in some cases, may also tend to result in higher account delinquency rates and consequently higher past-due and overlimit fees as a percentage of loan receivables outstanding than the low non-introductory rate products.

     Table 3 provides income statement data and ratios for the Company's managed consumer loan portfolio. The causes of increases and decreases in the various components of risk adjusted revenue are discussed in further detail in subsequent sections of this analysis.

table 3:  MANAGED RISK ADJUSTED REVENUE

Year Ended December 31 (Dollars in Thousands)                       1999              1998               1997
---------------------------------------------------------------------------------------------------------------
Managed Income Statement:
Net interest income                                         $  2,174,726      $  1,692,894       $  1,292,315
Non-interest income                                            1,668,381         1,066,413            775,516
Net charge-offs                                                 (694,073)         (810,306)          (856,704)
---------------------------------------------------------------------------------------------------------------
     Risk adjusted revenue                                  $  3,149,034      $  1,949,001       $  1,211,127
---------------------------------------------------------------------------------------------------------------

Ratios:/(1)/
Net interest margin                                                10.83%             9.91%              8.81%
Non-interest income                                                 8.31              6.24               5.29
Net charge-offs                                                    (3.45)            (4.74)             (5.84)
---------------------------------------------------------------------------------------------------------------
     Risk adjusted margin                                          15.69%            11.41%              8.26%
---------------------------------------------------------------------------------------------------------------

(1) As a percentage of average managed earning assets.

NET INTEREST INCOME

Net interest income is interest and past-due fees earned from the Company's consumer loans and securities less interest expense on borrowings, which include interest-bearing deposits, other borrowings and borrowings from senior and deposit notes.

     Reported net interest income for the year ended December 31, 1999, was $1.1 billion compared to $687.3 million for 1998, representing an increase of $365.4 million, or 53%. Net interest income increased as a result of both growth in earning assets and an increase in the net interest margin. Average earning assets increased 34% for the year ended December 31, 1999, to $9.7 billion from $7.2 billion for the year ended December 31, 1998. The reported net interest margin increased to 10.86% in 1999, from 9.51% in 1998 primarily attributable to a 58 basis point increase in the yield on consumer loans to 19.33% for the year ended December 31, 1999, from 18.75% for the year ended December 31, 1998. The yield on consumer loans increased primarily due to an increase in the amount and frequency of past-due fees as compared to the prior year, continued growth in the Company's portfolio of higher yielding products and repricings of low introductory rate loans during late 1998 and early 1999.

     The managed net interest margin for the year ended December 31, 1999, increased to 10.83% from 9.91% for the year ended December 31, 1998. This increase was primarily the result of a 60 basis point increase in consumer loan yield for the year ended December 31, 1999, as well as a decrease of 26 basis points in borrowing costs to 5.79% in 1999, from 6.05% in 1998. The increase in consumer loan yield to 17.59% for the year ended December 31, 1999, from 16.99% in 1998 principally reflected increases in the amount and frequency of past-due fees and growth in higher yielding loans.

     Reported net interest income for the year ended December 31, 1998 was $687.3 million, compared to $376.1 million for 1997, representing an increase of $311.1 million, or 83%. Net interest income increased as a result of growth in earning assets and an increase in the net interest margin. Average earning assets increased 26% for the year ended December 31, 1998, to $7.2 billion from $5.8 billion for 1997. The reported net interest margin increased to 9.51% in 1998, from 6.54% in 1997 and was primarily attributable to a 364 basis point increase in the yield on consumer loans to 18.75% for the year ended December 31, 1998, from 15.11% for the year ended December 31, 1997. The yield on consumer loans increased primarily due to an increase in the amount and frequency of past-due fees as compared to the prior year. In addition, the Company's continued shift to higher yielding products, offset by growth in low non-introductory rate products, contributed to the increase in yield on consumer loans during the same periods.

     The managed net interest margin for the year ended December 31, 1998, increased to 9.91% from 8.81% for the year ended December 31, 1997. This increase was primarily the result of a 126 basis point increase in consumer loan yield for the year ended December 31, 1998, offset by an increase of nine basis points in borrowing costs for the same period, as compared to 1997. The increase in consumer loan yield to 16.99% for the year ended December 31, 1998, from 15.73% in 1997 principally reflected increases in the amount and frequency of past-due fees and growth in higher yielding loans. The average rate paid on borrowed funds increased slightly reflecting the Company's shift to more fixed rate funding to match the increase in fixed rate consumer loan products.

     Table 4 provides average balance sheet data, an analysis of net interest income, net interest spread (the difference between the yield on earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 1999, 1998 and 1997.

table 4: STATEMENTS OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

Year Ended December 31                              1999                           1998                              1997
------------------------------------------------------------------  -------------------------------   ------------------------------
                                     Average      Income/  Yield/    Average      Income/  Yield/      Average      Income/  Yield/
(Dollars in Thousands)               Balance      Expense   Rate     Balance      Expense   Rate       Balance      Expense   Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Earning assets
  Consumer loans(1)                $ 7,667,355  $ 1,482,371 19.33%  $5,348,559  $ 1,003,122  18.75%  $ 4,103,036   $ 619,785 15.11%
  Securities available for sale      1,852,826      105,438  5.69    1,628,164       94,436   5.80     1,289,592      78,542  6.09
  Other                                174,225        5,675  3.26      249,112       13,978   5.61       361,369      19,658  5.44
------------------------------------------------------------------------------------------------------------------------------------
Total earning assets                 9,694,406  $ 1,593,484 16.44%   7,225,835  $ 1,111,536  15.38%    5,753,997   $ 717,985 12.48%
------------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                 17,046                           4,385                            (2,636)
Allowance for loan losses             (269,375)                       (214,333)                         (132,728)
Premises and equipment, net            366,709                         201,173                           181,610
Other                                1,276,227                       1,113,372                           768,694
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                     $11,085,013                      $8,330,432                       $ 6,568,937
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Equity:
Interest-bearing liabilities
  Deposits                         $ 2,760,536  $   137,792  4.99%  $1,430,042  $    67,479   4.72%  $   958,885   $  41,932  4.37%
  Other borrowings                   1,687,042      100,392  5.95    1,473,949       96,130   6.52       721,405      46,068  6.39
  Senior and deposit notes           4,391,438      302,698  6.89    3,787,639      260,675   6.88     3,718,988     253,849  6.83
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities   8,839,016  $   540,882  6.12%   6,691,630  $   424,284   6.34%    5,399,278   $ 341,849  6.33%
Other                                  838,098                         550,819                           345,582
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                  9,677,114                       7,242,449                         5,744,860
Equity                               1,407,899                       1,087,983                           824,077
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and equity     $11,085,013                      $8,330,432                       $ 6,568,937
------------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                         10.32%                            9.04%                           6.15%
------------------------------------------------------------------------------------------------------------------------------------
Interest income to average
  earning assets                                            16.44                            15.38                           12.48
Interest expense to average
  earning assets                                             5.58                             5.87                            5.94
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                         10.86%                            9.51%                           6.54%
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest income includes past-due fees on loans of approximately $478,918, $301,979 and $132,297 for the years ended December 31, 1999, 1998 and 1997, respectively.

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

table 5: INTEREST VARIANCE ANALYSIS

Year Ended December 31                                 1999 vs. 1998                                 1998 vs. 1997
-------------------------------------------------------------------------------------   -----------------------------------------
                                        Increase               Change Due to/(1)/          Increase         Change Due to/(1)/
(In Thousands)                         (Decrease)            Volume       Yield/Rate      (Decrease)         Volume    Yield/Rate
---------------------------------------------------------------------------------------------------------------------------------
Interest Income:
Consumer loans                        $  479,249        $   447,414       $   31,835     $  383,337     $   213,453   $   169,884
Securities available for sale             11,002             12,814           (1,812)        15,894          19,789        (3,895)
Other                                     (8,303)            (3,466)          (4,837)        (5,680)         (6,281)          601
---------------------------------------------------------------------------------------------------------------------------------
     Total interest income               481,948            401,413           80,535        393,551         206,040       187,511
---------------------------------------------------------------------------------------------------------------------------------

Interest Expense:
Deposits                                  70,313             66,199            4,114         25,547          22,007         3,540
Other borrowings                           4,262             13,140           (8,878)        50,062          49,060         1,002
Senior and deposit notes                  42,023             41,619              404          6,826           4,713         2,113
---------------------------------------------------------------------------------------------------------------------------------
     Total interest expense              116,598            131,870          (15,272)        82,435          81,941           494
---------------------------------------------------------------------------------------------------------------------------------
Net interest income/(1)/              $  365,350        $   258,291       $  107,059     $  311,116     $   111,967   $   199,149
---------------------------------------------------------------------------------------------------------------------------------

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

     Servicing and securitizations income increased $397.3 million, or 50%, to $1.2 billion for the year ended December 31, 1999, from $789.8 million in 1998. This increase was primarily due to a decrease in net charge-offs on such loans as a result of improved general economic trends in consumer credit, increased purchase volume, membership and overlimit fees, as well as a slight increase in average off-balance sheet consumer loans.

     Servicing and securitizations income increased $107.5 million, or 16%, to $789.8 million for the year ended December 31, 1998, from $682.3 million for 1997. This increase was primarily due to an increase of 11% in average off-balance sheet consumer loans. Also contributing to this increase were decreased charge-offs on such loans as a result of improving consumer credit.

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

OTHER NON-INTEREST INCOME

Interchange income increased $57.8 million, or 67%, to $144.3 million for the year ended December 31, 1999, from $86.5 million in 1998. Service charges and other fees increased to $1.0 billion, or 70%, for the year ended December 31, 1999 compared to $612.0 million for the year ended December 31, 1998. These increases were primarily due to a 42% increase in the average number of accounts for the year ended December 31, 1999, from 1998, an increase in purchase volume, an increase in interchange rates received by the Company and a shift to more fee-intensive products.

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

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 1999, increased $1.0 billion, or 68%, to $2.5 billion from $1.5 billion for the year ended December 31, 1998. Contributing to the increase in non-interest expense were marketing expenses which increased $285.6 million, or 64%, to $731.9 million in 1999, from $446.3 million in 1998. The increase in marketing expenses during 1999 reflects the Company's continued identification of and investments in opportunities for growth. Salaries and associate benefits increased $303.8 million, or 64%, to $780.2 million in 1999, from $476.4 million in 1998, as the Company added approximately 5,000 associates to our staffing levels to manage the growth in the Company's accounts. All other non-interest expenses increased $411.0 million, or 76%, to $952.9 million for the year ended December 31, 1999, from $541.9 million in 1998. The increase in other non-interest expense, as well as the increase in salaries and associate benefits, was primarily a result of a 42% increase in the average number of accounts for the year ended December 31, 1999 and the Company's continued exploration and testing of new products and markets.

[CHART]

marketing investment
(in millions)
97        $225
98        $446
99        $732

     Non-interest expense for the year ended December 31, 1998 increased $587.6 million, or 67%, to $1.5 billion from $877.0 million for the year ended December 31, 1997. Contributing to the increase in non-interest expense were marketing expenses which increased $221.4 million, or 98%, to $446.3 million in 1998, from $224.8 million in 1997. The increase in marketing expenses during 1998 reflects the Company's continued identification of and investments in opportunities for growth. Salaries and associate benefits increased $187.1 million, or 65%, to $476.4 million in 1998 from $289.3 million in 1997, as the Company added approximately 4,500 associates to manage the growth in the Company's accounts. This increase also reflects an additional $45.3 million in compensation expense associated with the Company's associate stock plans compared to the prior year. All other non-interest expenses increased $179.1 million, or 49%, to $541.9 million for the year ended December 31, 1998 from $362.8 million in 1997. The increase in other non-interest expenses was primarily the result of a 39% increase in the average number of accounts for the year ended December 31, 1998.

INCOME TAXES

The Company's income tax rate was 37%, 38% and 38%, for the years ended December 31, 1999, 1998 and 1997, respectively. The effective rate includes both state and federal income tax components.

ASSET QUALITY

The asset quality of a portfolio is generally a function of the initial underwriting criteria used, levels of competition, account management activities and demographic concentration, as well as general economic conditions. The seasoning of the accounts is also an important factor as accounts tend to exhibit a rising trend of delinquency and credit losses as they season. As of December 31, 1999 and 1998, 60% and 59% of managed accounts, respectively, representing 51% of the total managed loan balance, were less than eighteen months old. Accordingly, it is likely that the Company's managed loan portfolio could experience increased levels of delinquency and credit losses as the average age of the Company's accounts increases.

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

     During 1999, general economic conditions for consumer credit remained stable as industry levels of charge-offs (including bankruptcies) and delinquencies both decreased. These trends have positively impacted the Company's 1999 results.

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

     The 30-plus day delinquency rate for the reported consumer loan portfolio increased to 5.92% as of December 31, 1999, from 4.70% as of December 31, 1998. The 30-plus day delinquency rate for the managed consumer loan portfolio was 5.23% as of December 31, 1999, up from 4.70% as of December 31, 1998.

[CHART]

managed 30+ day delinquency rate
(in percentages)
97     6.20
98     4.70
99     5.23

[CHART]

managed net charge-off rate
(in percentages)
97     6.59
98     5.33
99     3.85

table 6:  DELINQUENCIES

December 31                1999                     1998                    1997                  1996                 1995
-----------------------------------------   --------------------     ------------------     -----------------   -------------------
                                     % of                   % of                   % of                  % of                  % of
                                    Total                  Total                  Total                 Total                 Total
(Dollars in Thousands)      Loans   Loans          Loans   Loans          Loans   Loans          Loans  Loans         Loans   Loans
-----------------------------------------------------------------------------------------------------------------------------------
Reported:
Loans outstanding     $ 9,913,549  100.00%   $ 6,157,111  100.00%   $ 4,861,687  100.00%   $ 4,343,902 100.00%  $ 2,921,679  100.00%
Loans delinquent:
30-59 days                236,868    2.39        123,162    2.00        104,216    2.14         96,819   2.23        65,711    2.25
60-89 days                129,251    1.30         67,504    1.10         64,217    1.32         55,679   1.28        38,311    1.31
90 or more days           220,513    2.23         98,798    1.60         99,667    2.05        111,791   2.57        79,694    2.73
-----------------------------------------------------------------------------------------------------------------------------------
Total                 $   586,632    5.92%   $   289,464    4.70%   $   268,100    5.51%   $   264,289   6.08%  $   183,716    6.29%
-----------------------------------------------------------------------------------------------------------------------------------

Managed:
Loans outstanding     $20,236,588  100.00%   $17,395,126  100.00%   $14,231,015  100.00%   $12,803,969 100.00%  $10,445,480  100.00%
Loans delinquent:
30-59 days                416,829    2.06        329,239    1.89        327,407    2.30        279,787   2.19       165,306    1.58
60-89 days                238,476    1.18        182,982    1.05        213,726    1.50        162,668   1.27        92,665     .89
90 or more days           403,464    1.99        305,589    1.76        340,887    2.40        356,700   2.78       181,243    1.73
-----------------------------------------------------------------------------------------------------------------------------------
Total                 $ 1,058,769    5.23%   $   817,810    4.70%   $   882,020    6.20%   $   799,155   6.24%  $   439,214    4.20%
-----------------------------------------------------------------------------------------------------------------------------------

NET CHARGE-OFFS

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses) less current period recoveries. The Company charges off credit card loans (net of any collateral) at 180 days past due date.

     For the year ended December 31, 1999, the mamaged net charge-off rate decreased 148 basis points to 3.85%. For the year ended December 31, 1999, the reported net charge-off rate decreased 65 basis points to 3.59%. The decreases in managed and reported net charge-off rates were the result of improved general economic trends in consumer credit performance as well as improved recovery efforts. The impact was less apparent in the reported net charge-offs due to changes in the composition of the reported portfolio compared to the off-balance sheet portfolio. Table 7 shows the Company's net charge-offs for the years presented on a reported and managed basis.

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


table 7: NET CHARGE-OFFS


Year Ended December 31 (Dollars in Thousands)              1999               1998           1997             1996           1995
------------------------------------------------------------------------------------------------------------------------------------
Reported:
Average loans outstanding                          $  7,667,355       $  5,348,559    $ 4,103,036     $  3,651,908    $ 2,940,208
Net charge-offs                                         275,470            226,531        198,192          132,590         59,618
Net charge-offs as a percentage of
     average loans outstanding                             3.59%              4.24%          4.83%            3.63%          2.03%
------------------------------------------------------------------------------------------------------------------------------------
Managed:
Average loans outstanding                          $ 18,046,913       $ 15,209,537    $13,007,182     $ 11,268,461    $ 9,089,278
Net charge-offs                                         694,073            810,306        856,704          477,732        204,828
Net charge-offs as a percentage of
     average loans outstanding                             3.85%              5.33%          6.59%            4.24%          2.25%
------------------------------------------------------------------------------------------------------------------------------------

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at an amount estimated to be sufficient to absorb probable future losses, net of recoveries (including recovery of collateral), inherent in the existing reported loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. Management believes that the allowance for loan losses is adequate to cover anticipated losses in the reported homogeneous consumer loan portfolio under current conditions. There can be no assurance as to future credit losses that may be incurred in connection with the Company's consumer loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future credit losses. The allowance is a general allowance applicable to the entire reported homogeneous consumer loan portfolio, including the Company's international portfolio which to date has performed with relatively lower loss and delinquency rates than the overall portfolio.

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


table 8 SUMMARY OF ALLOWANCE FOR LOAN LOSSES



Year Ended December 31 (Dollars In Thousands)                1999             1998              1997             1996         1995
----------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                         $    231,000       $  183,000         $ 118,500        $  72,000     $ 68,516
Provision for loan losses                                 382,948          267,028           262,837          167,246       65,895
Acquisitions/other                                          3,522            7,503            (2,770)         (18,887)     (11,504)
Charge-offs                                              (400,143)        (294,295)         (223,029)        (115,159)     (64,260)
Recoveries                                                124,673           67,764            27,462           13,300       13,353
------------------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                          (275,470)        (226,531)         (195,567)        (101,859)     (50,907)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                               $    342,000       $  231,000         $ 183,000        $ 118,500     $ 72,000
------------------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses to loans at the end of year        3.45%            3.75%             3.76%            2.73%        2.86%
------------------------------------------------------------------------------------------------------------------------------------

     For the year ended December 31, 1999, the provision for loan losses increased to $382.9 million or 43%, from the 1998 provision for loan losses of $267.0 million as average reported loans increased 43%. The Company increased the allowance for loan losses by $111.0 million during 1999 due to the increase in the delinquency rate, the growth in the reported loans and the increase in the dollar amount of net charge-offs.

     For the year ended December 31,1998, the provision for loan losses increased to $267.0 million, or 2%, from the 1997 provision for loan losses of $262.8 million as average reported loans increased by 30%, offset by general improvements in consumer credit performance. The company increased the allowance for loan losses by $48.0 million during 1998 primarily due to the growth in reported loans.


FUNDING

The Company has established access to a wide range of domestic funding alternatives, in addition to securitization of its consumer loans. The Company primarily issues senior unsecured debt of the Bank through its $8 billion bank note program, of which $3.6 billion was outstanding as of December 31, 1999, with original terms of one to ten years. During 1999, the bank continued to expand its fixed income investor base by launching $925 million of benchmark underwritten senior note transactions. The Corporation continued to access the capital markets with a $225 million seven-year senior note.

     Internationally, the Company has funding programs designed for foreign investors or to raise funds in foreign currencies. The Company has accessed the international securitization market for a number of years with both US$ and foreign denominated transactions. Both of the Company's committed revolving credit facilities offer foreign currency funding options. The Bank has established a $1.0 billion Euro Medium Term Note program that is targeted to non-U.S. investors. The Company funds its foreign assets by directly or synthetically borrowing or securitizing in the local currency to mitigate the financial statement effect of currency transaction.

                               [GRAPH OMITTED]

     The Company has significantly expanded its retail deposit gathering efforts through both direct and broker marketing channels. The Company uses its IBS capabilities to test and market a variety of retail deposit origination strategies, including the Internet, as well as to develop customized account management programs. As of December 31, 1999, the Company had $3.8 billion in interest-bearing deposits, with maturities up to ten years.

     Table 9 reflects the costs of other borrowings of the Company as of and for each of the years ended December 31, 1999, 1998 and 1997.

table 9: SHORT-TERM BORROWINGS

                                     Maximum
                                 Outstanding      Outstanding                      Average     Year-End
                                   as of any            as of         Average     Interest     Interest
(Dollars in Thousands)             Month-End         Year-End     Outstanding         Rate         Rate
-------------------------------------------------------------------------------------------------------
1999
Federal funds purchased
  and resale agreements          $ 1,491,463      $ 1,240,000     $ 1,046,475         5.33%        5.84%
Other                                193,697           97,498         175,593         8.42         3.97
-------------------------------------------------------------------------------------------------------
Total                                             $ 1,337,498     $ 1,222,068         5.77%        5.70%
-------------------------------------------------------------------------------------------------------

1998
Federal funds purchased
  and resale agreements          $ 1,451,029      $ 1,227,000     $ 1,169,952         6.09%        5.53%
Other                                417,279          417,279         206,204         8.44         6.58
-------------------------------------------------------------------------------------------------------
Total                                             $ 1,644,279     $ 1,376,156         6.44%        5.80%
-------------------------------------------------------------------------------------------------------

1997
Federal funds purchased
  and resale agreements          $  999,200       $   705,863     $   503,843         5.54%        5.75%
Other                               160,144            90,249         128,033         8.71         7.09
-------------------------------------------------------------------------------------------------------
Total                                             $   796,112     $   631,876         6.18%        5.90%
-------------------------------------------------------------------------------------------------------

     Table 10 shows the maturities of certificates of deposit in denominations of $100,000 or greater (large denomination CDs) as of December 31, 1999.

table 10: MATURITIES OF DOMESTIC LARGE
DENOMINATION CERTIFICATES -- $100,000 OR MORE

December 31, 1999 (Dollars in Thousands)           Balance            Percent
-----------------------------------------------------------------------------
3 months or less                               $   205,630              19.11%
Over 3 through 6 months                            106,435               9.89
Over 6 through 12 months                           254,858              23.68
Over 12 months                                     509,153              47.32
-----------------------------------------------------------------------------
Total                                          $ 1,076,076             100.00%
-----------------------------------------------------------------------------

     Additional information regarding funding can be found in Note E to the Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the Company's ability to meet its cash needs. The Company meets its cash requirements by securitizing assets, gathering deposits and issuing debt. As discussed in "Managed Consumer Loan Portfolio," a significant source of liquidity for the Company has been the securitization of consumer loans. Maturity terms of the existing securitizations vary from 2000 to 2008 and typically have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled, which would accelerate the need for funding.

     Table 11 shows the amounts of investor principal from off-balance sheet securitized consumer loans that are expected to amortize, or be otherwise paid over the periods indicated, based on outstanding securitized consumer loans as of January 1, 2000. As of December 31, 1999 and 1998, 51% and 65%, respectively, of the Company's total managed loans were securitized.

table 11: SECURITIZATIONS -- AMORTIZATION TABLE

(Dollars in Thousands)                    2000              2001             2002            2003      2004-2008
----------------------------------------------------------------------------------------------------------------
Balance at beginning of year      $ 10,319,400       $ 8,125,365      $ 6,062,870     $ 4,108,738    $ 3,248,517
Less repayment amounts              (2,194,035)       (2,062,495)      (1,954,132)       (860,221)    (3,248,517)
----------------------------------------------------------------------------------------------------------------
Balance at end of year            $  8,125,365       $ 6,062,870      $ 4,108,738     $ 3,248,517    $        --
----------------------------------------------------------------------------------------------------------------

     As such amounts amortize or are otherwise paid, the Company believes it can securitize consumer loans, purchase federal funds and establish other funding sources to fund the amortization or other payment of the securitizations in the future, although no assurance can be given to that effect. Additionally, the Company maintains a portfolio of high-quality securities such as U.S. Treasuries and other U.S. government obligations, commercial paper, interest-bearing deposits with other banks, federal funds and other cash equivalents in order to provide adequate liquidity and to meet its ongoing cash needs. As of December 31, 1999, the Company had $2.0 billion of such securities.

     Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. As of December 31, 1999, the Company, the Bank and the Savings Bank collectively had over $1.6 billion in unused commitments, under its credit facilities, available for liquidity needs.

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

     The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." As of December 31, 1999, there are no conditions or events since the notifications discussed above that management believes have changed either the Bank or the Savings Bank's capital category.

     During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1999 and 1998, the Company's Tier 1 Leverage ratio was 12.79% and 13.49%, respectively.

     Additional information regarding capital adequacy can be found in Note J to the Consolidated Financial Statements.

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

     Additional information regarding off-balance sheet financial instruments can be found in Note N to the Consolidated Financial Statements.

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. To the extent that managed interest income and expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings could be affected. The Company's managed net interest income is affected by changes in short-term interest rates, primarily the London InterBank Offering Rate, as a result of its issuance of interest-bearing deposits, variable rate loans and variable rate securitizations. The Company manages and mitigates its interest rate sensitivity through several techniques which include, but are not limited to, changing the maturity, repricing and distribution of assets and liabilities and entering into interest rate swaps.

     The Company measures exposure to its interest rate risk through the use of a simulation model. The model generates a distribution of possible twelve-month managed net interest income outcomes based on (i) a set of plausible interest rate scenarios, as determined by management based upon historical trends and market expectations, (ii) all existing financial instruments, including swaps, and (iii) an estimate of ongoing business activity over the coming twelve months. The Company's asset/liability management policy requires that based on this distribution there be at least a 95% probability that managed net interest income achieved over the coming twelve months will be no more than 3% below the mean managed net interest income of the distribution. As of December 31, 1999, the Company was in compliance with the policy; more than 99% of the outcomes generated by the model produced a managed net interest income of no more than 1.3% below the mean outcome. The interest rate scenarios evaluated as of December 31, 1999 included scenarios in which short-term interest rates rose in excess of 400 basis points or fell by as much as 175 basis points over twelve months.

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

     Table 12 reflects the interest rate repricing schedule for earning assets and interest-bearing liabilities as of December 31, 1999.

SUBSEQUENT EVENTS

On February 22, 2000, the Company's Board of Directors approved the repurchase of up to 10,000,000 shares of the Company's common stock over the next two years, in addition to the 2,250,000 shares then remaining under the Company's repurchase programs approved in 1997 and 1998. As of February 29, 2000, the Company had 10,846,400 shares available for repurchase under these programs.

table 12: INTEREST RATE SENSITIVITY

                                                                             Within      *180 Days-     *1 Year-     Over
As of December 31, 1999 Subject to Repricing (Dollars in Millions)          180 Days       1 Year       5 Years     5 Years
----------------------------------------------------------------------------------------------------------------------------
Earning assets:
     Interest-bearing deposits at other banks                               $    112
     Securities available for sale                                               246       $   210       $  1,025  $    375
     Consumer loans                                                            4,632             7          5,275
----------------------------------------------------------------------------------------------------------------------------
Total earning assets                                                           4,990           217          6,300       375

Interest-bearing liabilities:
     Interest-bearing deposits                                                 1,406           717          1,598        63
     Other borrowings                                                          2,715            65
     Senior notes                                                                631           135          2,709       706
----------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                                             4,752           917          4,307       769
Non-rate related assets                                                                                              (1,137)
----------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                                                         238          (700)         1,993    (1,531)
Impact of swaps                                                                1,930          (287)        (1,350)     (293)
Impact of consumer loan securitizations                                       (5,018)         (274)         5,893      (601)
----------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap adjusted for impact
     of securitizations and swaps                                           $ (2,850)      $(1,261)      $  6,536  $ (2,425)
Adjusted gap as a percentage of managed assets                                -12.06%        -5.33%         27.65%   -10.26%
----------------------------------------------------------------------------------------------------------------------------
Adjusted cumulative gap                                                     $ (2,850)      $(4,111)      $  2,425  $     --
Adjusted cumulative gap as a percentage
     of managed assets                                                        -12.06%       -17.39%         10.26%     0.00%
----------------------------------------------------------------------------------------------------------------------------

BUSINESS OUTLOOK

Earnings, Goals and Strategies

This business outlook section summarizes the Company's expectations for earnings for the year ending December 31, 2000, and its primary goals and strategies for continued growth. The statements contained in this section are based on management's current expectations. Certain statements are forward looking and, therefore, actual results could differ materially. Factors, which could materially influence results, are set forth throughout this section and in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Part I, Item 1, Risk Factors).

     The Company has set targets, dependent on the factors set forth below, to achieve a 25% return on equity in 2000 and to increase its earnings per share in 2000 by approximately 30% over 1999 earnings per share. As discussed elsewhere in this report and below, the Company's actual earnings are a function of its revenues (net interest income and non-interest income on its earning assets), consumer usage and payment patterns, credit quality of its earning assets (which affects fees and charge-offs), marketing expenses and operating expenses.

Product and Market Opportunities

The Company's strategy for future growth has been, and is expected to continue to be, to apply its proprietary IBS to its lending business as well as to other businesses, both financial and non-financial, including telecommunications and Internet services. The Company will seek to identify new product opportunities and to make informed investment decisions regarding new and existing products. The Company's lending and other financial and non-financial products are subject to competitive pressures, which management anticipates will increase as these markets mature.

Lending

Lending includes credit card and other consumer lending products, including automobile financing. Credit card opportunities include, and are expected to continue to include, a wide variety of highly customized products with interest rates, credit lines and other features specifically tailored for numerous consumer populations. The Company expects continued growth across a broad spectrum of new and existing customized products, which are distinguished by a varied range of credit lines, pricing structures and other characteristics. For example, the Company's low non-introductory rate products, which are marketed to consumers

*  Asterisks are equal to the greater than sign.

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

Telecommunications

The Company markets telecommunications services through its subsidiary America One Communications, Inc. ("America One"). In the first half of 1999, America One's primary business, the reselling of analog and digital wireless services through direct marketing channels, began experiencing significant competitive pressures in its core wireless markets. In response to these changing market conditions, the Company decreased its marketing investment in America One during the second half of 1999 and has been testing wireless products and services in other markets that are not being adequately served by the major telecommunications competitors. Management remains optimistic that, over time, its strategy can be successful in the wireless telecommunications industry. Accordingly, marketing investment may increase in the future.

International Expansion

The Company has expanded its existing operations outside of the United States and has experienced growth in the number of accounts and loan balances in its international business. To date, the Company's principal operations outside of the United States have been in the United Kingdom, with additional operations in Canada. To support the continued growth of its United Kingdom business and any future business in Europe, the Company opened a new operations center in Nottingham, England in July 1998 and expanded it in early 1999. The Company anticipates entering and doing business in additional countries from time to time as opportunities arise.

     The Company will continue to apply its IBS in an effort to balance the mix of credit card products with other financial and non-financial products and services to optimize profitability within the context of acceptable risk. The Company's growth through expansion and product diversification will be affected by the ability to internally build or acquire the necessary operational and organizational infrastructure, recruit experienced personnel, fund these new businesses and manage expenses. Although management believes it has the personnel, financial resources and business strategy necessary for continued success, there can be no assurance that the Company's results of operations and financial condition in the future will reflect its historical financial performance.

Marketing Investment

The Company expects its 2000 marketing expenses to exceed 1999's expense level, as the Company continues to invest in its various credit card products and services, brand development and other financial and non-financial products and services. Increasing marketing expenses have historically led to the growth of accounts and revenues that, in turn, have enabled the Company to meet or exceed its earnings per share and return on equity targets for the last five years. The Company cautions, however, that an increase in marketing expenses does not necessarily equate to a comparable increase in outstanding balances or accounts based on historical results. As the Company's portfolio continues to grow, generating balances and accounts to offset attrition requires increasing amounts of marketing. Intense competition in the credit card market has resulted in a decrease in credit card response rates and has reduced the productivity of marketing dollars invested in that line of business. In addition, the cost to acquire new accounts varies across product lines and is expected to rise as the Company moves beyond the domestic card business. With competition affecting the profitability of traditional introductory rate card products, the Company has been allocating, and expects to continue to allocate, a greater portion of its marketing expense to other customized credit card products and other financial and non-financial products. For example, the cost to acquire an America One wireless account traditionally has included the cost of providing a free phone to the customer, and consequently has been substantially more than the cost to acquire a credit card account. The Company intends to continue a flexible approach in its allocation of marketing expenses. The Company is also developing a brand marketing strategy to supplement current strategies and is investigating opportunities on the Internet. The actual amount of marketing investment is subject to a variety of external and internal factors, such as competition in the consumer credit and wireless service industries, general economic conditions affecting consumer credit performance, the asset quality of the Company's portfolio and the identification of market opportunities across product lines that exceed the Company's targeted rates of return on investment.

     The amount of marketing expense allocated to various products or businesses will influence the characteristics of the Company's portfolio as various products or businesses are characterized by different account growth, loan growth and asset quality characteristics. The Company currently expects continued strong account growth and loan growth in 2000. Actual growth, however, may vary significantly depending on the Company's actual product mix and the level of attrition on the Company's managed portfolio, which is primarily affected by competitive pressures.

Impact of Delinquencies, Charge-Offs and Attrition

The Company's earnings are particularly sensitive to delinquencies and charge-offs on the Company's portfolio and to the level of attrition due to competition in the credit card industry. As delinquency levels fluctuate, the resulting amount of past-due and overlimit fees, which are significant sources of revenue for the Company, will also fluctuate. Further, the timing of revenues from increasing or decreasing delinquencies precedes the related impact of higher or lower charge-offs that ultimately result from varying levels of delinquencies. Delinquencies and net charge-offs are impacted by general economic trends in consumer credit performance, including bankruptcies, the degree of seasoning of the Company's portfolio and the product mix.

     As of December 31, 1999, the Company had the lowest net charge-off rate among the top ten credit card issuers in the United States. However, management expects delinquencies to increase moderately through 2000 and that, as a result, charge-offs will also increase in 2000. Management cautions that delinquency and charge-off levels are not always predictable and may vary from projections. In the case of an economic downturn or recession, delinquencies and charge-offs are likely to increase more quickly. In addition, competition in the credit card industry, as measured by the volume of mail solicitations, declined in 1999 but remains very high. Competition can affect the Company's earnings by increasing attrition of the Company's outstanding loans (thereby reducing interest and fee income) and by making it more difficult to retain and attract more profitable customers.

The Year 2000 Issue

The year 2000 problem is a result of computer systems using two digits rather than four digits to define an applicable year. The Company uses a significant number of internal computer software programs and operating systems across its entire organization. In addition, the Company depends on its external business vendors to provide external services for its operations. As of February 29, 2000, the Company had not experienced material difficulties with either our internal systems or vendors arising from the advent of the year 2000. The Company will continue to monitor its systems and address any issues that might arise. As of December 31, 1999, the Company had spent approximately $14.5 million for remediation of year 2000 issues. The Company expects to spend an additional $500,000 in 2000 to continue to monitor its systems for year 2000 compliance.

Cautionary Factors

The Company's strategies and objectives outlined above, and the other forward-looking statements contained in this section, involve a number of risks and uncertainties. The Company cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: continued intense competition from numerous providers of products and services which compete with the Company's businesses; with respect to financial and other products, changes in the Company's aggregate accounts or consumer loan balances and the growth rate thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by the Company and attrition of accounts and loan balances; an increase in credit losses (including increases due to a worsening of general economic conditions); the ability of the Company to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund its operations and future growth; difficulties or delays in the development, production, testing and marketing of new products or services; losses associated with new products or services or expansion internationally; financial, legal, regulatory or other difficulties that may affect investment in, or the overall performance of, a product or business, including changes in existing laws to regulate further the credit card and consumer loan industry and the financial services industry, in general (including the flexibility of financial services companies to use and share data); the amount of, and rate of growth in, the Company's expenses (including salaries and associate benefits and marketing expenses) as the Company's business develops or changes or as it expands into new market areas; the availability of capital necessary to fund the Company's new businesses; the ability of the Company to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally; the ability of the Company to recruit experienced personnel to assist in the management and operations of new products and services; and other factors listed from time to time in the Company's SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 1999 (Part I, Item 1, Risk Factors).

selected quarterly financial data

                                                                          1999
                                                  -----------------------------------------------------
                                                    Fourth          Third         Second          First
(Unaudited)                                        Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------------------
Summary of Operations:
(In Thousands)
Interest income                                   $450,604       $412,036       $377,773       $353,071
Interest expense                                   154,798        135,807        128,288        121,989
-------------------------------------------------------------------------------------------------------
Net interest income                                295,806        276,229        249,485        231,082
Provision for loan losses                          120,000        114,061         74,301         74,586
-------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                  175,806        162,168        175,184        156,496
Non-interest income                                654,623        621,063        572,047        524,626
Non-interest expense                               681,185        629,421        606,137        548,253
-------------------------------------------------------------------------------------------------------
Income before income taxes                         149,244        153,810        141,094        132,869
Income taxes                                        51,372         58,448         53,616         50,490
-------------------------------------------------------------------------------------------------------
Net income                                        $ 97,872       $ 95,362       $ 87,478       $ 82,379
-------------------------------------------------------------------------------------------------------
Per Common Share:/(1)/
  Basic earnings                                  $    .50       $    .48       $    .44       $    .42
  Diluted earnings                                     .47            .45            .41            .39
  Dividends                                            .03            .03            .03            .03
Market prices
  High                                                  54 27/32       57 3/4         60 1/6         51 25/64
  Low                                                   35 7/8         35 4/5         46             36 5/16
-------------------------------------------------------------------------------------------------------
Average common shares (000s)                       197,252        197,423        197,643        197,239
Average common and common
  equivalent shares (000s)                         210,284        210,142        211,499        209,991
-------------------------------------------------------------------------------------------------------
Average Balance Sheet Data:
(In Millions)
Consumer loans                                    $  8,620       $  7,791       $  7,406       $  6,832
Allowance for loan losses                             (312)          (273)          (254)          (239)
Securities                                           2,348          1,898          1,831          2,047
Other assets                                         1,728          1,803          1,663          1,511
-------------------------------------------------------------------------------------------------------
Total assets                                      $ 12,384       $ 11,219       $ 10,646       $ 10,151
-------------------------------------------------------------------------------------------------------
Interest-bearing deposits                         $  3,649       $  3,002       $  2,271       $  2,101
Other borrowings                                     2,038          1,333          1,600          1,778
Senior and deposit notes                             4,259          4,494          4,621          4,190
Other liabilities                                      945            929            780            780
Stockholders' equity                                 1,493          1,461          1,374          1,302
-------------------------------------------------------------------------------------------------------
Total liabilities and equity                      $ 12,384       $ 11,219       $ 10,646       $ 10,151
-------------------------------------------------------------------------------------------------------
                                                                          1998
                                                  -----------------------------------------------------
                                                    Fourth          Third         Second          First
(Unaudited)                                        Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------------------
Summary of Operations:
(In Thousands)
Interest income                                   $298,947       $283,109       $271,438       $258,042
Interest expense                                   117,601        107,984        103,599         95,100
-------------------------------------------------------------------------------------------------------
Net interest income                                181,346        175,125        167,839        162,942
Provision for loan losses                           54,580         67,569         59,013         85,866
-------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                  126,766        107,556        108,826         77,076
Non-interest income                                456,476        386,955        328,953        315,899
Non-interest expense                               466,034        381,598        329,951        287,003
-------------------------------------------------------------------------------------------------------
Income before income taxes                         117,208        112,913        107,828        105,972
Income taxes                                        44,539         42,907         40,975         40,269
-------------------------------------------------------------------------------------------------------
Net income                                        $ 72,669       $ 70,006       $ 66,853       $ 65,703
-------------------------------------------------------------------------------------------------------
Per Common Share:(1)
  Basic earnings                                  $    .37       $    .36       $    .34       $    .33
  Diluted earnings                                     .35            .33            .32            .32
  Dividends                                            .03            .03            .03            .03
Market prices
  High                                                  41 13/16       43 5/16        41 4/5         27 5/16
  Low                                                   17 1/4         27 2/3         27 7/16        16 7/8
-------------------------------------------------------------------------------------------------------
Average common shares (000s)                       196,990        197,178        196,611        196,284
Average common and common
  equivalent shares (000s)                         209,056        210,035        208,582        205,245
-------------------------------------------------------------------------------------------------------
Average Balance Sheet Data:
(In Millions)
Consumer loans                                    $  5,758       $  5,623       $  5,213       $  4,786
Allowance for loan losses                             (231)          (216)          (213)          (197)
Securities                                           2,155          1,626          1,826          1,922
Other assets                                         1,511          1,473          1,280          1,025
-------------------------------------------------------------------------------------------------------
Total assets                                      $  9,193       $  8,506       $  8,106       $  7,536
-------------------------------------------------------------------------------------------------------
Interest-bearing deposits                         $  1,886       $  1,369       $  1,193       $  1,266
Other borrowings                                     1,704          1,594          1,417          1,175
Senior and deposit notes                             3,742          3,819          3,906          3,683
Other liabilities                                      649            575            553            462
Stockholders' equity                                 1,212          1,149          1,037            950
-------------------------------------------------------------------------------------------------------
Total liabilities and equity                      $  9,193       $  8,506       $  8,106       $  7,536
-------------------------------------------------------------------------------------------------------

(1) All periods have been restated to reflect the Company's three-for-one stock split effective June 1, 1999.

The above schedule is a tabulation of the Company's unaudited quarterly results for the years ended December 31, 1999 and 1998. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 9,738 and 9,692 common stockholders of record as of December 31, 1999 and 1998, respectively.

management's report on consolidated financial statements and internal controls over financial reporting


The Management of Capital One Financial Corporation is responsible for the preparation, integrity and fair presentation of the financial statements and footnotes contained in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and are free of material misstatement. The Company also prepared other information included in this Annual Report and is responsible for its accuracy and consistency with the financial statements. In situations where financial information must be based upon estimates and judgments, they represent the best estimates and judgments of Management.

     The Consolidated Financial Statements have been audited by the Company's independent auditors, Ernst & Young LLP, whose independent professional opinion appears separately. Their audit provides an objective assessment of the degree to which the Company's Management meets its responsibility for financial reporting. Their opinion on the financial statements is based on auditing procedures, which include reviewing accounting systems and internal controls and performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the financial statements are free of material misstatement.

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

     The Company assessed its internal controls over financial reporting as of December 31, 1999, in relation to the criteria described in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that as of December 31, 1999, in all material respects, the Company maintained effective internal controls over financial reporting.

/s/ Richard D. Fairbank   /s/ Nigel W. Morris   /s/ David M. Willey

Richard D. Fairbank       Nigel W. Morris       David M. Willey
Chairman and Chief        President and Chief   Senior Vice President, Corporate
Executive Officer         Operating Officer     Financial Management
report of independent auditors


THE BOARD OF DIRECTORS AND STOCKHOLDERS CAPITAL ONE FINANCIAL CORPORATION

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                                  /s/ Ernest & Young LLP

McLean, Virginia
January 18, 2000
consolidated balance sheets


December 31 (Dollars in Thousands, Except Per Share Data)                                             1999            1998
-------------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                                                      $     134,065     $     15,974
Federal funds sold and resale agreements                                                                            261,800
Interest-bearing deposits at other banks                                                           112,432           22,393
-------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                                                     246,497          300,167
Securities available for sale                                                                    1,856,421        1,796,787
Consumer loans                                                                                   9,913,549        6,157,111
     Less: Allowance for loan losses                                                              (342,000)        (231,000)
-------------------------------------------------------------------------------------------------------------------------------
Net loans                                                                                        9,571,549        5,926,111
Premises and equipment, net                                                                        470,732          242,147
Interest receivable                                                                                 64,637           52,917
Accounts receivable from securitizations                                                           661,922          833,143
Other                                                                                              464,685          268,131
-------------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                            $  13,336,443     $  9,419,403
-------------------------------------------------------------------------------------------------------------------------------

Liabilities:
Interest-bearing deposits                                                                    $   3,783,809     $  1,999,979
Other borrowings                                                                                 2,780,466        1,742,200
Senior notes                                                                                     4,180,548        3,739,393
Interest payable                                                                                   116,405           91,637
Other                                                                                              959,608          575,788
-------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                          11,820,836        8,148,997
-------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies

Stockholders' Equity:
Preferred stock, par value $.01 per share; authorized
     50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized
     300,000,000 shares, 199,670,421 and 199,670,376
        issued as of December 31, 1999 and 1998, respectively                                        1,997            1,997
Paid-in capital, net                                                                               613,590          598,167
Retained earnings                                                                                1,022,296          679,838
Cumulative other comprehensive income                                                              (31,262)          60,655
     Less: Treasury stock, at cost; 2,624,006 and 2,690,910 shares
          as of December 31, 1999 and 1998, respectively                                           (91,014)         (70,251)
-------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                  1,515,607        1,270,406
-------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                              $  13,336,443     $  9,419,403
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

consolidated statements of income

Year Ended December 31 (In Thousands, Except Per Share Data)                1999                1998              1997
----------------------------------------------------------------------------------------------------------------------
Interest Income:

Consumer loans, including fees                                     $   1,482,371     $     1,003,122     $     619,785
Securities available for sale                                            105,438              94,436            78,542
Other                                                                      5,675              13,978            19,658
----------------------------------------------------------------------------------------------------------------------
     Total interest income                                             1,593,484           1,111,536           717,985
----------------------------------------------------------------------------------------------------------------------
Interest Expense:
Deposits                                                                 137,792              67,479            41,932
Other borrowings                                                         100,392              96,130            46,068
Senior and deposit notes                                                 302,698             260,675           253,849
----------------------------------------------------------------------------------------------------------------------
     Total interest expense                                              540,882             424,284           341,849
----------------------------------------------------------------------------------------------------------------------
Net interest income                                                    1,052,602             687,252           376,136
Provision for loan losses                                                382,948             267,028           262,837
----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                      669,654             420,224           113,299
----------------------------------------------------------------------------------------------------------------------

Non-Interest Income:
Servicing and securitizations                                          1,187,098             789,844           682,345
Service charges and other fees                                         1,040,944             611,958           337,755
Interchange                                                              144,317              86,481            49,030
----------------------------------------------------------------------------------------------------------------------
     Total non-interest income                                         2,372,359           1,488,283         1,069,130
----------------------------------------------------------------------------------------------------------------------
Non-Interest Expense:
Salaries and associate benefits                                          780,160             476,389           289,322
Marketing                                                                731,898             446,264           224,819
Communications and data processing                                       264,897             150,220            98,135
Supplies and equipment                                                   181,663             112,101            82,874
Occupancy                                                                 72,275              45,337            37,548
Other                                                                    434,103             234,275           144,278
----------------------------------------------------------------------------------------------------------------------
     Total non-interest expense                                        2,464,996           1,464,586           876,976
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               577,017             443,921           305,453
Income taxes                                                             213,926             168,690           116,072
----------------------------------------------------------------------------------------------------------------------
Net income                                                         $     363,091     $       275,231     $     189,381
----------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                           $        1.84     $          1.40     $        0.96
----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                         $        1.72     $          1.32     $        0.93
----------------------------------------------------------------------------------------------------------------------
Dividends paid per share                                           $        0.11     $          0.11     $        0.11
----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

consolidated statements of changes
in stockholders' equity

                                                                                                  Cumulative
                                                  Common Stock                                         Other                  Total
                                              ---------------------       Paid-In    Retained  Comprehensive  Treasury Stockholders'
(Dollars in Thousands, Except Per Share Data)      Shares    Amount  Capital, Net    Earnings         Income     Stock       Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    198,975,783  $  1,990    $  480,056  $  256,397     $    1,948             $  740,391
Comprehensive income:
   Net income                                                                         189,381                               189,381
   Other comprehensive income,
        net of income tax:
             Unrealized gains on securities,
                  net of income taxes of $481                                                            532                    532
             Foreign currency
                  translation adjustments                                                                 59                     59
-----------------------------------------------------------------------------------------------------------------------------------
   Other comprehensive income                                                                            591                    591
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                        189,972
Cash dividends -- $.11 per share                                                      (20,638)                              (20,638)
Purchases of treasury stock                                                                                   $(52,314)     (52,314)
Issuances of common stock                         305,400         3         2,753                                2,201        4,957
Exercise of stock options                         390,870         4         2,612                                1,466        4,082
Common stock issuable
   under incentive plan                                                    24,772                                            24,772
Other items, net                                     (363)                  2,037                                             2,037
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    199,671,690     1,997       512,230     425,140          2,539   (48,647)     893,259
Comprehensive income:
     Net income                                                                       275,231                               275,231
     Other comprehensive income,
       net of income tax:
         Unrealized gains on securities,
           net of income taxes of $37,170                                                             60,648                 60,648
         Foreign currency translation
            adjustments                                                                               (2,532)                (2,532)
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income                                                                          58,116                 58,116
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                        333,347
Cash dividends -- $.11 per share                                                      (20,533)                              (20,533)
Purchases of treasury stock                                                                                    (91,672)     (91,672)
Issuances of common stock                                                  35,381                               26,745       62,126
Exercise of stock options                           4,500                 (23,683)                              43,323       19,640
Common stock issuable
   under incentive plan                                                    70,038                                            70,038
Other items, net                                   (5,814)                  4,201                                             4,201
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    199,670,376     1,997       598,167     679,838         60,655   (70,251)   1,270,406
Comprehensive income:
     Net income                                                                       363,091                               363,091
     Other comprehensive income,
        net of income tax:
           Unrealized losses on securities,
             net of income tax benefit
                of $58,759                                                                           (95,868)               (95,868)
           Foreign currency
             translation adjustments                                                                   3,951                  3,951
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income                                                                         (91,917)               (91,917)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                        271,174
Cash dividends -- $.11 per share                                                      (20,653)                              (20,653)
Purchases of treasury stock                                                                                    107,104)    (107,104)
Issuances of common stock                                                  (1,628)                               9,833        8,205
Exercise of stock options                                                 (38,422)                              76,508       38,086
Common stock issuable
     under incentive plan                                                  49,236                                            49,236
Other items, net                                       45                   6,237          20                                 6,257
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    199,670,421  $  1,997    $  613,590  $1,022,296     $  (31,262) $(91,014)  $1,515,607
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

consolidated statements of cash flows

Year Ended December 31 (In Thousands)                                                  1999             1998            1997
----------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                                    $     363,091     $    275,231    $    189,381
Adjustments to reconcile net income to cash
  provided by operating activities:
    Provision for loan losses                                                       382,948          267,028         262,837
    Depreciation and amortization, net                                              172,623          108,173          72,674
    Stock compensation plans                                                         49,236           70,056          24,878
    (Increase) decrease in interest receivable                                      (11,720)            (141)         26,707
    Decrease (increase) in accounts receivable from securitizations                  65,208         (133,771)        (86,261)
    Increase in other assets                                                       (157,685)        (121,951)        (49,964)
    Increase (decrease) in interest payable                                          24,768           22,667         (11,914)
    Increase in other liabilities                                                   383,820          293,266          97,914
----------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                1,272,289          780,558         526,252
----------------------------------------------------------------------------------------------------------------------------

Investing Activities:
Purchases of securities available for sale                                         (871,355)      (1,251,713)     (1,275,900)
Proceeds from sales of securities available for sale                                719,161          112,277         483,592
Proceeds from maturities of securities available for sale                            42,995          606,532         450,787
Proceeds from securitizations of consumer loans                                   2,586,517        4,616,972       2,114,695
Net increase in consumer loans                                                   (6,763,580)      (6,144,640)     (2,875,908)
Recoveries of loans previously charged off                                          124,673           67,764          27,462
Additions of premises and equipment, net                                           (350,987)        (153,024)        (51,602)
----------------------------------------------------------------------------------------------------------------------------
         Net cash used for investing activities                                  (4,512,576)      (2,145,832)     (1,126,874)
----------------------------------------------------------------------------------------------------------------------------

Financing Activities:
Net increase in interest-bearing deposits                                         1,783,830          686,325         370,632
Net increase in other borrowings                                                  1,038,010          735,288         362,557
Issuances of senior and deposit notes                                             1,453,059        1,323,700         529,977
Maturities of senior and deposit notes                                           (1,012,639)      (1,218,162)       (891,436)
Dividends paid                                                                      (20,653)         (20,533)        (20,638)
Purchases of treasury stock                                                        (107,104)         (91,672)        (52,314)
Net proceeds from issuances of common stock                                          14,028           12,143           6,509
Proceeds from exercise of stock options                                              38,086              629           4,082
----------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                3,186,617        1,427,718         309,369
----------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                    (53,670)          62,444        (291,253)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                      300,167          237,723         528,976
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $     246,497     $    300,167    $    237,723
----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

notes to consolidated financial statements
(Currencies in Thousands, Except Per Share Data)


note a
================================================================================
SIGNIFICANT ACCOUNTING POLICIES


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

     The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated. Certain prior years' amounts have been reclassified to conform to the 1999 presentation.

     On April 29, 1999, the Company's Board of Directors approved a three-for-one split of the common stock of the Corporation. The stock split was effected through a 200 percent stock distribution on June 1, 1999 to stockholders of record on May 20, 1999. For periods prior to the effective date of the stock split, outstanding shares and per share data contained in this report have been restated to reflect the impact of the stock split.

     The following is a summary of the significant accounting policies used in preparation of the accompanying Consolidated Financial Statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks. Cash paid for interest for the years ended December 31, 1999, 1998 and 1997, was $516,114, $401,095 and $353,763, respectively. Cash paid for income taxes for the years ended December 31, 1999, 1998 and 1997, was $216,438, $202,112 and $131,052,
respectively.

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

Consumer Loans

The Company recognizes finance charges and fee income on loans according to the contractual provisions of the credit agreements. When, based on historic performance of the portfolio, payment in full of finance charge and fee income is not expected, the estimated uncollectible portion of previously accrued amounts are reversed against current period income. Annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Deferred fees (net of deferred costs) were $243,172 and $140,242 as of December 31, 1999 and 1998, respectively. The Company charges off credit card loans (net of any collateral) at 180 days past due. Bankrupt consumers' accounts are generally charged off within thirty days of receipt of the bankruptcy petition.

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

Securitizations

The Company records gains or losses on the securitization of consumer loan receivables on the date of sale based on the estimated fair value of assets sold and retained and liabilities incurred in the sale. Gains represent the present value of estimated cash flows the Company has retained over the estimated outstanding period of the receivables. This excess cash flow essentially represents an "interest only"("I/O") strip, consisting of the excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. The I/O strip is carried at fair value in accounts receivable from securitizations, with changes in the fair value reported as a component of cumulative other comprehensive income. Certain estimates inherent in the determination of the fair value of the I/O strip are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term. The gains on securitizations are included in servicing and securitizations income.

Off-Balance Sheet Financial Instruments

The nature and composition of the Company's assets and liabilities and off-balance sheet items expose the Company to interest rate risk. The Company's foreign currency denominated assets and liabilities expose it to foreign currency exchange rate risk. To mitigate these risks, the Company uses certain types of derivative financial instruments. The Company enters into interest rate swap agreements ("interest rate swaps") in the management of its interest rate exposure. All of the Company's interest rate swaps are designated and effective as hedges of specific existing or anticipated assets or liabilities. The Company enters into forward foreign currency exchange contracts ("f/x contracts") and currency swaps to reduce its sensitivity to changing foreign currency exchange rates. All of the Company's f/x contracts and currency swaps are designated and effective as hedges of specific assets or liabilities. The Company does not hold or issue derivative financial instruments for trading purposes.

     Swap agreements involve the periodic exchange of payments over the life of the agreements. Amounts paid or received on interest rate and currency swaps are recorded on an accrual basis as an adjustment to the related income or expense of the item to which the agreements are designated. As of December 31, 1999 and 1998, the related amounts payable to counterparties were $4,748 and $2,463, respectively. Changes in the fair value of interest rate swaps are not reflected in the accompanying financial statements, where designated to existing or anticipated assets or liabilities and where swaps effectively modify or reduce interest rate sensitivity.

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

     Realized and unrealized gains or losses at the time of termination, sale or repayment of a derivative contract are recorded in a manner consistent with its original designation. Amounts are deferred and amortized as an adjustment to the related income or expense over the original period of exposure, provided the designated asset or liability continues to exist, or in the case of anticipated transactions, is probable of occurring. Realized and unrealized changes in the fair value of swaps or f/x contracts, designated with items that no longer exist or are no longer probable of occurring, are recorded as a component of the gain or loss arising from the disposition of the designated item.

     Interest rate and foreign currency exchange rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonperformance by counterparties. In the event of nonperformance by the counterparties, the Company's credit exposure on derivative financial instruments is equal to the gross unrealized gains on the outstanding contracts. At December 31, 1999, the gross unrealized gains in the portfolio were $83,314. The Company actively monitors the credit ratings of its counterparties. Under the terms of certain swaps, each party may be required to pledge collateral if the market value of the swaps exceeds an amount set forth in the agreement or in the event of a change in its credit rating. At December 31, 1999, $58,717 of such collateral has been pledged to the Company.

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

Comprehensive Income

As of December 31, 1999, cumulative other comprehensive income, net of tax, consisted of $32,608 in net unrealized losses on securities and $1,346 in foreign currency translation adjustments. As of December 31, 1998 and 1997, cumulative other comprehensive income, net of tax, consisted of $63,260 and $2,612 in net unrealized gains on securities and $(2,605) and $(73) in foreign currency translation adjustments, respectively. As of December 31, 1999, substantially all of the net unrealized loss on securities was comprised of gross unrealized losses.

Segments

The Company maintains three distinct business segments: lending, telecommunications and "other." The lending segment is comprised primarily of credit card lending activities. The telecommunications segment consists primarily of direct marketing wireless service. "Other" consists of various non-lending new business initiatives, none of which exceed the quantitative thresholds for reportable segments in Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

     The accounting policies of these reportable segments are the same as those described above. Management measures the performance of its business segments on a managed basis and makes resource allocation decisions based upon several factors, including income before taxes, less indirect expenses. Lending is the Company's only reportable business segment, based on the definitions provided in SFAS 131. Substantially all of the Company's reported assets, revenues and income are derived from the lending segment in all periods presented.

     All revenue is generated from external customers and is predominantly derived in the United States. Revenues and operating losses from international operations comprised less than 6% and 7% of total managed revenues and operating income, respectively, for the year ended December 31, 1999.

Recent Accounting Pronouncements

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"), which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (together "SFAS 133 as amended") to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 as amended will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS 133 as amended is not expected to have a material effect on the results of the Company's operations.

note b
================================================================================
SECURITIES AVAILABLE FOR SALE

Securities available for sale as of December 31, 1999, 1998 and 1997 were as follows:

                                                                        Maturity Schedule
                                        --------------------------------------------------------------------------------
                                                                                                    Market     Amortized
                                           1 Year             1-5       5-10       Over 10           Value          Cost
                                          or Less           Years      Years         Years          Totals        Totals
------------------------------------------------------------------------------------------------------------------------
December 31, 1999
Commercial paper                        $  24,927                                              $    24,927   $    24,927
U.S. Treasury and other U.S.
  government agency obligations           437,697     $ 1,014,335                                1,452,032     1,471,783
Collateralized mortgage obligations                                 $ 37,421     $ 299,846         337,267       345,619
Mortgage backed securities                                  5,293     13,828                        19,121        19,426
Other                                      19,443           1,361        441         1,829          23,074        23,254
------------------------------------------------------------------------------------------------------------------------
Total                                   $ 482,067     $ 1,020,989   $ 51,690     $ 301,675     $ 1,856,421   $ 1,885,009
------------------------------------------------------------------------------------------------------------------------

December 31, 1998
Commercial paper                        $ 117,395                                              $   117,395   $   117,395
U.S. Treasury and other U.S.
  government agency obligations           125,831     $ 1,072,109   $ 17,051                     1,214,991     1,196,313
Collateralized mortgage obligations                                   25,877     $ 401,443         427,320       426,485
Mortgage backed securities                                  8,337                    7,265          15,602        15,210
Other                                          76           1,360        589        19,454          21,479        21,356
------------------------------------------------------------------------------------------------------------------------
Total                                   $ 243,302     $ 1,081,806   $ 43,517     $ 428,162     $ 1,796,787   $ 1,776,759
------------------------------------------------------------------------------------------------------------------------

December 31, 1997
Commercial paper                        $ 187,145                                              $   187,145   $   187,145
U.S. Treasury and other U.S.
  government agency obligations           400,929     $   589,899   $  2,506                       993,334       989,707
Collateralized mortgage obligations                                              $  18,969          18,969        18,629
Mortgage backed securities                                 13,278                    9,960          23,238        22,966
Other                                                         330        526        19,128          19,984        20,008
------------------------------------------------------------------------------------------------------------------------
Total                                   $ 588,074     $   603,507   $  3,032     $  48,057     $ 1,242,670   $ 1,238,455
------------------------------------------------------------------------------------------------------------------------

                                                        Weighted Average Yields
                                        --------------------------------------------------
                                           1 Year             1-5       5-10       Over 10
                                          or Less           Years      Years
------------------------------------------------------------------------------------------
December 31, 1999
Commercial paper                             6.19%
U.S. Treasury and other U.S.
  government agency obligations              5.77            5.69%
Collateralized mortgage obligations                                     6.18%         5.98%
Mortgage backed securities                                   5.05       6.62
Other                                        6.32            3.87       6.45          6.89
------------------------------------------------------------------------------------------
Total                                        5.81%           5.69%      6.30%         5.99%
------------------------------------------------------------------------------------------

Weighted average yields were determined based on amortized cost.

note c
==============================================================================
ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses:

Year Ended December 31,            1999              1998            1997
------------------------------------------------------------------------------
Balance at beginning
    of year                   $ 231,000        $  183,000       $ 118,500
Provision for loan losses       382,948           267,028         262,837
Acquisitions/other                3,522             7,503          (2,770)
Charge-offs                    (400,143)         (294,295)       (223,029)
Recoveries                      124,673            67,764          27,462
------------------------------------------------------------------------------
Net charge-offs                (275,470)         (226,531)       (195,567)
------------------------------------------------------------------------------
Balance at end of year        $ 342,000        $  231,000       $ 183,000
------------------------------------------------------------------------------

note d
==============================================================================
PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 1999 and 1998 were as follows:


December 31,                                         1999            1998
------------------------------------------------------------------------------
Land                                           $   10,168       $  10,168
Buildings and improvements                        197,434         126,205
Furniture and equipment                           448,742         254,070
Computer software                                  86,626          41,084
In process                                         54,874          23,325
------------------------------------------------------------------------------
                                                  797,844         454,852
Less: Accumulated depreciation
   and amortization                              (327,112)       (212,705)
------------------------------------------------------------------------------
Total premises and equipment, net              $  470,732       $ 242,147
------------------------------------------------------------------------------

     Depreciation and amortization expense was $122,778, $75,005 and $63,537, for the years ended December 31, 1999, 1998 and 1997, respectively.

note e
==============================================================================
BORROWINGS

Borrowings as of December 31, 1999 and 1998 were as follows:

                                          1999                   1998
                                 ---------------------    --------------------
                                              Weighted                Weighted
                                               Average                 Average
                                  Outstanding     Rate    Outstanding     Rate
------------------------------------------------------------------------------
Interest-bearing
Deposits                          $ 3,783,809     5.34%   $ 1,999,979     4.77%
------------------------------------------------------------------------------
Other borrowings

Secured
   borrowings                     $ 1,344,790     6.65%
Junior subordinated
   capital income
   securities                          98,178     7.76    $    97,921     6.77%
Federal funds
   purchased
   and resale
   agreements                       1,240,000     5.84      1,227,000     5.53
Other short-term
   borrowings                          97,498     3.97        417,279     6.58
------------------------------------------------------------------------------
Total                             $ 2,780,466             $ 1,742,200
------------------------------------------------------------------------------

Senior Notes
Bank -- fixed rate                $ 3,409,652     6.71%   $ 3,268,182     6.29%
Bank --
   variable rate                      221,999     6.74        146,998     5.89
Corporation                           548,897     7.20        324,213     7.17
------------------------------------------------------------------------------
Total                             $ 4,180,548             $ 3,739,393
------------------------------------------------------------------------------

Interest-bearing Deposits

As of December 31, 1999, the aggregate amount of interest-bearing deposits with accounts equal to or exceeding $100 was $1,076,076.

Secured Borrowings

In November 1999, the Bank entered into an agreement to transfer a pool of consumer loans totaling up to $500,000. Proceeds from the transfer were recorded as a secured borrowing. The facility accrues interest based on commercial paper rates and matures in 2000; however, it may be extended for additional one-year periods through 2008. The outstanding balance on the secured borrowing at December 31, 1999, was $245,625.

     In October 1999, the Bank entered into a (pounds)750,000 revolving credit facility collateralized by a security interest in certain consumer loans of the Company. Interest on the facility is based on commercial paper rates or London InterBank Offering Rates ("LIBOR"). The facility matures in 2000. At December 31, 1999, (pound)500,000 ($809,100 equivalent) was outstanding under the facility.

     In May 1999, Summit Acceptance Corporation, a subsidiary of the Company, entered into an agreement to transfer a pool of consumer loans totaling $350,000. Proceeds from the transfer were recorded as a secured borrowing. Principal payments on the borrowing are based on principal collections net of losses on the transferred consumer loans. The borrowing accrues interest based on commercial paper rates and matures on June 15, 2006 or earlier depending upon the repayment of the underlying consumer loans. At December 31, 1999, $290,065 of the secured borrowing was outstanding.

Junior Subordinated Capital Income Securities

In January 1997, Capital One Capital I, a subsidiary of the Bank created as a Delaware statutory business trust, issued $100,000 aggregate amount of Floating Rate Junior Subordinated Capital Income Securities that mature on February 1, 2027. The securities represent a preferred beneficial interest in the assets of the trust.

Other Short-Term Borrowings

In May 1999, the Company entered into a four-year, $1,200,000 unsecured revolving credit arrangement (the "Credit Facility"). The Credit Facility is comprised of two tranches: a $810,000 Tranche A facility available to the Bank and the Savings Bank, including an option for up to $250,000 in multicurrency availability, and a $390,000 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $150,000 in multicurrency availability. Each tranche under the facility is structured as a four-year commitment and is available for general corporate purposes. All borrowings under the Credit Facility are based on varying terms of LIBOR. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but have not been paid. Any borrowings under the Credit Facility will mature on May 24, 2003; however, the final maturity of each tranche may be extended for three additional one-year periods with the lenders' consent. As of December 31, 1999 and 1998, the Company had no outstandings under the Credit Facility or its predecessor facility.

     In August 1997, the Company entered into a three-year, $350,000 equivalent unsecured revolving credit arrangement (the "UK/Canada Facility"), which is being used to finance the Company's expansion in the United Kingdom and Canada. The UK/Canada Facility is comprised of two tranches: a Tranche A facility in the amount of (pound)156,458 ($249,800 equivalent based on the exchange rate at closing) and a Tranche B facility in the amount of C$139,609 ($100,200 equivalent based on the exchange rate at closing). An amount of (pound)34,574 or C$76,910 ($55,200 equivalent based on the exchange rates at closing) may be transferred between the Tranche A facility and the Tranche B facility, respectively, upon the request of the Company. In the second quarter of 1998, the Company requested the transfer of the (pound)34,574 from the Tranche A facility to the Tranche B facility. Each tranche under the facility is structured as a three-year commitment. All borrowings under the UK/Canada Facility are based on varying terms of LIBOR. The Corporation serves as the guarantor of all borrowings under the UK/Canada Facility. There were no outstandings under the UK/Canada Facility as of December 31, 1999. As of December 31, 1998, the Company had a total of $166,345 outstanding under the UK/Canada Facility ($66,400 under Tranche A and $99,945 under Tranche B).

Bank Notes

Under the Company's bank note program, the Bank from time to time may issue senior bank notes at fixed or variable rates tied to LIBOR with maturities from 30 days to 30 years. The aggregate principal amount available for issuance under the program is $8,000,000 (of which, up to $200,000 may be subordinated bank notes). There were no subordinated bank notes issued or outstanding as of December 31, 1999 and 1998.

     The Bank has established a program for the issuance of debt instruments to be offered outside of the United States. Under this program, the Bank from time to time may issue instruments in the aggregate principal amount of $1,000,000 equivalent outstanding at any one time ($5,000 outstanding as of December 31, 1999 and 1998). Instruments under this program may be denominated in any currency or currencies.

     The Corporation has three shelf registration statements under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities, consisting of debentures, notes and/or other unsecured evidences,
(ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock.

The amount of securities registered is limited to a $1,550,000 aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation. At December 31, 1999, the Corporation had existing unsecured senior debt outstanding under the shelf registrations of $550,000 including $125,000 maturing in 2003, $225,000 maturing in 2006, and $200,000 maturing in 2008.

     Interest-bearing deposits, other borrowings and senior notes as of December 31, 1999, mature as follows:

          Interest-bearing           Other
                  Deposits      Borrowings     Senior Notes            Total
----------------------------------------------------------------------------
2000           $ 2,122,572    $  2,317,706     $    765,716     $  5,205,994
2001               574,853         263,021          899,136        1,737,010
2002               283,163          56,151          565,000          904,314
2003               266,803          46,459          949,874        1,263,136
2004               473,345                          295,000          768,345
Thereafter          63,073          97,129          705,822          866,024
----------------------------------------------------------------------------
Total          $ 3,783,809    $  2,780,466     $  4,180,548     $ 10,744,823
----------------------------------------------------------------------------

note f
================================================================================
ASSOCIATE BENEFIT AND STOCK PLANS

The Company sponsors a contributory Associate Savings Plan in which substantially all full-time and certain part-time associates are eligible to participate. The Company makes contributions to each eligible employee's account, matches a portion of associate contributions and makes discretionary contributions based upon the Company meeting a certain earnings per share target. The Company's contributions to this plan were $27,157, $16,357 and $10,264 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company has five stock-based compensation plans. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's fixed stock options, since the exercise price of all options equals or exceeds the market price of the underlying stock on the date of grant, nor for the Associate Stock Purchase Plan (the "Purchase Plan"), which is considered to be noncompensatory. For the performance-based option grants discussed below, compensation cost is measured as the difference between the exercise price and the target stock price required for vesting and is recognized over the estimated vesting period. The Company recognized $44,542, $70,038 and $24,772 of compensation cost relating to its associate stock plans for the years ended December 31, 1999, 1998 and 1997, respectively.

     On April 29, 1999, the Company's Board of Directors approved a three-for-one stock split of the common stock of the Corporation. The stock split was effected through a 200 percent stock distribution on June 1, 1999, to the stockholders of record on May 20, 1999. Consistent with the terms of the Company's stock-based compensation plans, the number of shares subject to the plans and the respective exercise prices have been adjusted accordingly and are reflected herein for all periods presented.

     SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires, for companies electing to continue to follow the recognition provisions of APB 25, pro forma information regarding net income and earnings per share, as if the recognition provisions of SFAS 123 were adopted for stock options granted subsequent to December 31, 1994. For purposes of pro forma disclosure, the fair value of the options was estimated at the date of grant using a Black-Scholes option-pricing model with the weighted average assumptions described below and is amortized to expense over the options' vesting period.

Year Ended December 31,           1999       1998       1997
-------------------------------------------------------------
Assumptions
Dividend yield                     .24%       .32%       .82%
Volatility factors of
 expected market
 price of stock                     45%        40%        40%
Risk-free interest rate           5.29%      5.44%      6.27%
Expected option lives
 (in years)                        5.4        5.2        4.5

Pro Forma Information
Net income                    $325,701   $287,637   $186,003
Basic earnings per share      $   1.65   $   1.46   $   0.94
Diluted earnings per share    $   1.55   $   1.38   $   0.92

     Under the 1994 Stock Incentive Plan, the Company has reserved 43,112,640 common shares as of December 31, 1999, for issuance in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and incentive stock. The exercise price of each stock option issued to date equals or exceeds the market price of the Company's stock on the date of grant. Each option's maximum term is ten years. The number of shares available for future grants was 2,191,884, 2,178,669 and 293,442 as of December 31, 1999,
1998 and 1997, respectively. Other than the performance-based options discussed below, options generally vest annually over three to five years and expire beginning November 2004.

     In April 1999, the Company established the 1999 Stock Incentive Plan. Under the plan, the Company has reserved 600,000 common shares for issuance in the form of nonstatutory stock options. The exercise price of each stock option equals or exceeds the market price of the Company's stock on the date of grant. The maximum term of each option is ten years. The number of shares available for future grant was 283,800 as of December 31, 1999. All options granted under the plan to date were granted on April 29, 1999 and expire on April 29, 2009. These options vested immediately upon the optionee's execution of an intellectual property protection agreement with the Company.

     In April 1999, the Company's Board of Directors approved a stock option grant to senior management ("EntrepreneurGrant IV"). This grant was composed of 7,636,107 options to certain key managers (including 1,884,435 options to the Company's Chief Executive Officer ["CEO"] and Chief Operating Officer ["COO"]) with an exercise price equal to the fair market value on the date of grant. The CEO and COO gave up their salaries for the year 2001 and their annual cash incentives, annual option grants and Senior Executive Retirement Plan contributions for the years 2000 and 2001 in exchange for their EntrepreneurGrant IV options. Other members of senior management gave up all potential annual stock option grants for 1999 and 2000 in exchange for this one-time grant. All options under this grant will vest on April 29, 2008, or earlier if the common stock's fair market value is at or above $100 per share for at least ten trading days in any thirty consecutive calendar day period on or before June 15, 2002, or upon a change of control of the Company. These options will expire on April 29, 2009.

     In April 1998, upon stockholder approval, a 1997 stock option grant to senior management ("EntrepreneurGrant II") became effective at the December 18, 1997 market price of $16.25 per share. This grant included 3,429,663 performance-based options granted to certain key managers (including 2,057,265 options to the Company's CEO and COO), which vested in April 1998 when the market price of the Company's stock remained at or above $28.00 for at least ten trading days in a thirty consecutive calendar day period. The grant also included 671,700 options which vest in full, regardless of the stock price, on December 18, 2000, or immediately upon a change in control of the Company.

     In April 1999 and 1998, the Company granted 1,045,362 and 1,335,252 options, respectively, to all associates not granted options in the EntrepreneurGrant II or EntrepreneurGrant IV. Certain associates were granted options in exchange for giving up future compensation. Other associates were granted a set number of options. These options were granted at the then market price of $56.46 and $31.71 per share, respectively, and vest, in full, on April 29, 2002 and April 30, 2001, respectively, or immediately upon a change in control of the Company.

     In June 1998, the Company's Board of Directors approved a grant to executive officers ("EntrepreneurGrant III"). This grant consisted of 2,611,896 performance-based options granted to certain key managers (including 2,000,040 options to the Company's CEO and COO), which were approved by the stockholders in April 1999, at the then market price of $33.77 per share. The Company's CEO and COO gave up 300,000 and 200,010 vested options (valued at $8,760 in total), respectively, in exchange for their EntrepreneurGrant III options. Other executive officers gave up future cash compensation for each of the next three years in exchange for the options. All options made under this grant will vest if the Company's stock reaches $58.33 per share for at least ten trading days in a thirty consecutive calendar day period by June 11, 2001, or immediately upon a change in control of the Company.

     In April 1996, upon stockholder approval, a 1995 stock option grant to the Company's CEO and COO became effective. This grant was for performance-based options to purchase 7,500,000 common shares at the September 15, 1995, market price of $9.73 per share. Vesting of the options was dependent on the fair market value of the common stock remaining at or above specified levels for at least ten trading days in any thirty consecutive calendar day period. Fifty percent of the options vested in January 1997 when the Company's stock reached $12.50 per share; 25% vested in October 1997 when the stock reached $14.58 per share; and the remaining 25% vested in January 1998 when the stock reached $16.67 per share.

     The Company maintains two non-associate directors stock incentive plans, the 1995 Non-Employee Directors Stock Incentive Plan and the 1999 Non-Employee Directors Stock Incentive Plan. The 1995 plan originally authorized 1,500,000 shares of the Company's common stock for the automatic grant of restricted stock and stock options to eligible members of the Company's Board of Directors. However, in April 1999, the Company terminated the 1995 plan. The options vest after one year and their maximum term is ten years. The exercise price of each option equals the market price of the Company's stock on the date of grant. As of December 31, 1999, there was no outstanding restricted stock under this plan.

     In April 1999, the Company established the 1999 Non-Employee Directors Stock Incentive Plan. The plan authorizes a maximum of 525,000 shares of the Company's common stock for the grant of nonstatutory stock options to eligible members of the Company's Board of Directors. In April 1999, all non-employee directors of the Company were given the option to receive performance-based options under this plan in lieu of their annual cash retainer and their time-vesting options for each of 1999, 2000 and 2001. As a result, 497,490 performance-based options were granted to certain non-employee directors of the Company. The options vest in full if, on or before June 15, 2002, the market value of the Company's stock equals or exceeds $100 per share for ten trading days in a thirty consecutive calendar day period. All options vest immediately upon a change of control of the Company. As of December 31, 1999, 27,510 shares were available for grant under this plan. All options under this plan have a maximum term of ten years. The exercise price of each option equals or exceeds the market price of the Company's stock on the date of grant.

     A summary of the status of the Company's options as of December 31, 1999, 1998 and 1997, and changes for the years then ended is presented below:

                                                       1999                          1998                          1997
                                             -------------------------     -------------------------     -------------------------
                                                             Weighted-                     Weighted-                     Weighted-
                                                               Average                       Average                       Average
                                             Options    Exercise Price     Options    Exercise Price     Options    Exercise Price
                                              (000s)         Per Share      (000s)         Per Share      (000s)         Per Share
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              29,139           $ 15.99      21,375           $  9.22      17,682           $  7.97
     Granted                                  10,541             55.71      10,350             27.97       4,770             13.63
     Exercised                                (2,111)            11.44      (2,226)             6.76        (645)             6.92
     Canceled                                   (511)            38.17        (360)            17.32        (432)            10.05
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                    37,058           $ 27.24      29,139           $ 15.99      21,375           $  9.22
----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                    19,635           $ 12.16      17,898           $ 10.16      11,445           $  8.14
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of
     options granted during the year                           $ 25.92                       $ 11.82                       $  5.34
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding as of December 31, 1999:

                                                  Options Outstanding                               Options Exercisable
                                   -----------------------------------------------------     --------------------------------
                                        Number     Weighted-Average     Weighted-Average          Number     Weighted-Average
                                   Outstanding            Remaining       Exercise Price     Exercisable       Exercise Price
Range of Exercise Prices                (000s)     Contractual Life            Per Share          (000s)            Per Share
-----------------------------------------------------------------------------------------------------------------------------
$4.31-D$6.46                             4,639           4.89 years              $  5.39           4,639              $  5.39
$6.47-D$9.70                               416           6.09                       8.17             416                 8.17
$9.71-D$14.56                           11,001           6.11                      10.50           9,958                10.23
$14.57-D$21.85                           4,321           7.96                      16.07           3,276                16.10
$21.86-D$32.79                           1,331           8.39                      31.66             174                31.47
$32.80-D$49.20                           5,816           8.84                      37.17             813                36.84
$49.21-D$60.00                           9,534           9.35                      56.41             359                56.42
-----------------------------------------------------------------------------------------------------------------------------

     Under the Company's Purchase Plan, associates of the Company are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 1% of monthly base pay. To date, the amounts deducted are applied to the purchase of unissued common or treasury stock of the Company at 85% of the current market price. Shares may also be acquired on the market. An aggregate of 3,000,000 common shares has been authorized for issuance under the Purchase Plan, of which 1,379,037 shares were available for issuance as of December 31, 1999.

     On November 16, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock. As amended, each Right entitles a registered holder to purchase from the Company one three-hundredth of a share of the Company's authorized Cumulative Participating Junior Preferred Stock (the "Junior Preferred Shares") at a price of $200 per one three-hundredth of a share, subject to adjustment. The Company has reserved 1,000,000 shares of its authorized preferred stock for the Junior Preferred Shares. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one three-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. However, the Rights generally become exercisable and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of the Company's outstanding common stock or a tender offer or exchange offer is announced for the Company's common stock. Upon such event, provisions would also be made so that each holder of a Right, other than the acquiring person or group, may exercise the Right and buy common stock with a market value of twice the $200 exercise price. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share.

     In July 1997, the Company's Board of Directors voted to repurchase up to six million shares of the Company's common stock to mitigate the dilutive impact of shares issuable under its benefit plans, including its Purchase Plan, dividend reinvestment plan and stock incentive plans. In July 1998, the Company's Board of Directors voted to increase this amount by an additional 4.5 million shares of the Company's common stock. For the years ended December 31, 1999, 1998 and 1997, the Company repurchased 2,250,000, 2,687,400 and 3,955,923 shares, respectively, under this program. Certain treasury shares have been reissued in connection with the Company's benefit plans.


note g
===================================================================
OTHER NON-INTEREST EXPENSE


Year Ended December 31,            1999          1998          1997
-------------------------------------------------------------------
Professional services         $ 145,398     $  66,591     $  47,671
Collections                     101,000        59,503        23,216
Bankcard association
 assessments                     33,301        23,163        16,074
Fraud losses                     22,476        10,278        16,749
Other                           131,928        74,740        40,568
-------------------------------------------------------------------
Total                         $ 434,103     $ 234,275     $ 144,278
-------------------------------------------------------------------

note h
===============================================================================
INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 1998, were as follows:

December 31,                                             1999             1998
------------------------------------------------------------------------------
Deferred tax assets:
     Allowance for loan losses                    $   117,375     $     75,738
     Finance charge, fee and other
      income receivables                              111,599           57,913
     Stock incentive plan                              51,680           35,949
     State taxes, net of federal benefit               15,131            7,310
      Other                                            43,495           24,770
------------------------------------------------------------------------------
Subtotal                                              339,280          201,680
     Valuation allowance                              (20,763)         (14,168)
------------------------------------------------------------------------------
Total deferred tax assets                             318,517          187,512

Deferred tax liabilities:
     Securitizations                                   44,557           29,728
     Deferred revenue                                  97,397           10,255
      Other                                            17,110            7,814
------------------------------------------------------------------------------
Total deferred tax liabilities                        159,064           47,797
------------------------------------------------------------------------------
Net deferred tax assets before
     unrealized losses (gains) on
     securities                                       159,453          139,715
Unrealized losses (gains) on
     securities                                        13,369          (38,772)
------------------------------------------------------------------------------
Net deferred tax assets                           $   172,822     $    100,943
------------------------------------------------------------------------------

     During 1999, the Company increased its valuation allowance by $11,935 for certain state and international loss carryforwards generated during the year. This increase in the valuation allowance was partially offset by a decrease of $5,340 resulting from a change in tax regulations that will allow for the recognition of the benefits of certain acquired net operating losses.

     Significant components of the provision for income taxes attributable to continuing operations were as follows:

Year Ended December 31,                  1999          1998            1997
---------------------------------------------------------------------------
Federal taxes                      $  232,910   $   244,536     $   138,877
State taxes                               754           471             393
Deferred income taxes                 (19,738)      (76,317)        (23,198)
---------------------------------------------------------------------------
Income taxes                       $  213,926   $   168,690     $   116,072
---------------------------------------------------------------------------

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense was:

Year Ended December 31,              1999         1998        1997
------------------------------------------------------------------
Income tax at statutory
     federal tax rate               35.00%       35.00%      35.00%
Other                                2.07         3.00        3.00
------------------------------------------------------------------
Income taxes                        37.07%       38.00%      38.00%
------------------------------------------------------------------

note i
===============================================================================
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31,
(Shares in Thousands)                    1999            1998           1997
----------------------------------------------------------------------------
Numerator:
Net income                         $  363,091      $  275,231     $  189,381
----------------------------------------------------------------------------

Denominator:
Denominator for basic
     earnings per share --
     Weighted-average shares          197,594         196,769        198,210
----------------------------------------------------------------------------
Effect of dilutive securities:
     Stock options                     13,089          11,990          4,734
     Restricted stock                                       6              9
----------------------------------------------------------------------------
Dilutive potential
     common shares                     13,089          11,996          4,743
Denominator for diluted
     earnings per share --
     Adjusted weighted-
     average shares                   210,683         208,765        202,953
----------------------------------------------------------------------------
Basic earnings per share           $     1.84      $     1.40     $     0.96
----------------------------------------------------------------------------
Diluted earnings per share         $     1.72      $     1.32     $     0.93
----------------------------------------------------------------------------

     Options to purchase approximately 5,200,000, 6,436,000 and 2,848,000 shares of common stock during 1999, 1998 and 1997, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

note j
==============================================================================
REGULATORY MATTERS

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

     The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." To be categorized as "well-capitalized," the Bank and the Savings Bank must maintain minimum capital ratios as set forth in the following table. As of December 31, 1999, there were no conditions or events since the notifications discussed above that management believes would have changed either the Bank or the Savings Bank's capital category.

                                                             To Be "Well-
                                                             Capitalized"
                                          Minimum For        Under Prompt
                                              Capital          Corrective
                                             Adequacy              Action
                             Ratios          Purposes          Provisions
-------------------------------------------------------------------------
December 31, 1999
Capital One Bank
   Tier 1 Capital             10.64%             4.00%               6.00%
   Total Capital              13.11              8.00               10.00
   Tier 1 Leverage            11.13              4.00                5.00
Capital One, F.S.B.
   Tier 1 Capital              9.06%             4.00%               6.00%
   Total Capital              10.69              8.00               10.00
   Tier 1 Leverage             8.08              4.00                5.00
-------------------------------------------------------------------------

December 31, 1998
Capital One Bank
   Tier 1 Capital             11.38%             4.00%               6.00%
   Total Capital              13.88              8.00               10.00
   Tier 1 Leverage            10.24              4.00                5.00
Capital One, F.S.B.
   Tier 1 Capital             11.28%             4.00%               6.00%
   Total Capital              13.87             12.00               10.00
   Tier 1 Leverage             9.46              8.00                5.00
-------------------------------------------------------------------------

     During 1996, the Bank received regulatory approval and established a branch office in the United Kingdom. In connection with such approval, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 1999 and 1998, the Company's Tier 1 Leverage ratio was 12.79% and 13.49%, respectively.

     Additionally, certain regulatory restrictions exist that limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 1999, retained earnings of the Bank and the Savings Bank of $281,500 and $61,900, respectively, were available for payment of dividends to the Corporation without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least thirty days advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

note k
================================================================================
COMMITMENTS AND CONTINGENCIES

As of December 31, 1999, the Company had outstanding lines of credit of approximately $55,500,000 committed to its customers. Of that total commitment, approximately $35,300,000 was unused. While this amount represented the total available lines of credit to customers, the Company has not experienced, and does not anticipate, that all of its customers will exercise their entire available line at any given point in time. The Company generally has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     Certain premises and equipment are leased under agreements that expire at various dates through 2008, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total rental expense amounted to $37,685, $18,242 and $13,644 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Future minimum rental commitments as of December 31, 1999, for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

---------------------------------
2000                   $  39,379
2001                      39,232
2002                      36,564
2003                      33,508
2004                      23,787
Thereafter               112,321
---------------------------------
Total                  $ 284,791
---------------------------------

     In 1998, the Company entered into a five-year lease of five facilities in Tampa, Florida and Richmond, Virginia. Monthly rent on the facilities is based on a fixed rate of 6.87% per annum applied to the cost of the buildings included in the lease of $86.8 million. The Company has two one-year renewal options under the terms of the lease. If, at the end of the lease term, the Company does not purchase all of the properties, the Company would guarantee a residual value to the lessor of up to approximately 84% of the cost of the buildings.

     In 1999, the Company entered into two three-year agreements for the lease of four facilities located in Tampa, Florida and Federal Way, Washington. Monthly rent commences upon completion of each of the buildings and is based on LIBOR rates applied to the funded cost of the facilities. At December 31, 1999, one of the facilities had been completed and rent payments had commenced. The Company has a one-year renewal option under the terms of the leases. If, at the end of each lease term, the Company does not purchase all of the properties under each of the leases, the Company would guarantee a residual value to the lessor of up to approximately 85% of the cost of the buildings in that lease agreement. The total funded amount under both agreements was $55,201 at December 31, 1999, with an aggregate commitment of up to $120 million.

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

     In early 1997, the California court entered judgement in favor of the Bank on all of the plaintiffs' claims. The plaintiffs appealed the ruling to the California Court of Appeals First Appellate District Division 4. In early 1999, the Court of Appeals affirmed the trial court's ruling in favor of the Bank on six counts, but reversed the trial court's ruling on two counts of the plaintiffs' complaint. The California Supreme Court rejected the Bank's Petition for Review of the remaining two counts and remitted them to the trial court for further proceedings. In August 1999, the trial court denied without prejudice plaintiffs' motion to certify a class on the one remaining common law claim. In November 1999, the United States Supreme Court denied the

Bank's writ of certiorari on the remaining two counts, declining to exercise its discretionary power to review these issues.

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


note l
================================================================================
RELATED PARTY TRANSACTIONS

In the ordinary course of business, executive officers and directors of the Company may have consumer loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans to unrelated persons and do not involve more than the normal risk of collectibility.

note m
================================================================================
SECURITIZATIONS

The Company securitized in transactions accounted for as sales $2,586,517 ($47,642 international), $4,616,972 ($245,752 international) and $2,114,695 of consumer loan receivables for the years ended December 31, 1999, 1998 and 1997, respectively. As of December 31, 1999, receivables under securitizations outstanding consisted of $2,482,246 of retained ("seller's") interests and $10,319,400 of investors' undivided interests, maturing from 2000 to 2008.

     The terms of securitizations require the Company to maintain a certain level of assets, retained by the trust, as credit support for the securitization. These amounts are included in accounts receivable from securitizations and were $262,819 and $263,426 as of December 31, 1999 and 1998, respectively.

note n
================================================================================
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     The Company has entered into interest rate swaps to effectively convert certain interest rates on bank notes from variable to fixed. The pay-fixed, receive-variable swaps, which had a notional amount totaling $157,000 as of December 31, 1999, will mature from 2001 to 2007 to coincide with maturities of the variable bank notes to which they are designated. The Company has also entered into amortizing notional interest rate swaps to effectively convert certain interest rates on fixed rate consumer loans from fixed to variable, thereby reducing the interest rate sensitivity of loan securitizations. These pay-fixed, receive-variable interest rate swaps, which had an amortizing notional amount totaling $2,789,000 as of December 31, 1999, will fully amortize between 2004 and 2006 to coincide with the estimated attrition of the fixed rate consumer loans to which they are designated. The Company also had a pay-fixed, receive-variable interest rate swap with an amortizing notional amount of C$208,000, which will amortize through 2003 to coincide with the estimated attrition of the fixed rate Canadian dollar consumer loans to which it is designated.

     The Company has also entered into currency swaps that effectively convert fixed rate pound sterling interest receipts to fixed rate U.S. dollar interest receipts on pound sterling denominated assets. These currency swaps had notional amounts totaling $260,000 as of December 31, 1999, and mature from 2001 to 2005, coinciding with the repayment of the assets to which they are designated.

     The Company has entered into f/x contracts to reduce the Company's sensitivity to foreign currency exchange rate changes on its foreign currency denominated assets and liabilities. As of December 31, 1999, the Company had f/x contracts with notional amounts totaling $1,058,000 that mature in 2000 to coincide with the repayment of the assets to which they are designated.

note o
================================================================================
SIGNIFICANT CONCENTRATION OF CREDIT RISK

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

December 31,                     1999                            1998
---------------------------------------------        --------------------------
                                   Percentage                        Percentage
Geographic Region:           Loans   of Total                  Loans   of Total
-------------------------------------------------------------------------------
  South            $     6,751,599      33.36%       $     5,868,386      33.74%
  West                   4,037,714      19.95              3,609,952      20.75
  Northeast              3,362,044      16.62              3,032,061      17.43
  Midwest                3,644,444      18.01              2,992,334      17.20
    International        2,440,787      12.06              1,892,393      10.88
--------------------------------------------------------------------------------
                        20,236,588     100.00%            17,395,126     100.00%

Less securitized
    balances           (10,323,039)                      (11,238,015)
--------------------------------------------------------------------------------
Total              $     9,913,549                   $     6,157,111
--------------------------------------------------------------------------------


note p
================================================================================
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discloses the fair value of financial instruments as of December 31, 1999 and 1998, whether or not recognized in the balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under GAAP, these disclosures exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments as of December 31, 1999 and 1998:

Cash and Cash Equivalents

The carrying amounts of cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks approximated fair value.


Securities Available for Sale

The fair value of securities available for sale was determined using current market prices. See Note B for fair values by type of security.


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


Accounts Receivable from Securitizations

The carrying amount approximated fair value.


Borrowings

The book value of interest-bearing deposits, secured borrowings, federal funds purchased and resale agreements, and other short-term borrowings approximates fair value. The fair value of the junior subordinated capital income securities was $84,199 and $77,672 at December 31, 1999 and 1998, respectively, and is determined based on quoted market prices. The fair value of senior notes was $4,075,825 and $3,769,000 as of December 31, 1999 and 1998, respectively, and is determined based on quoted market prices.


Interest Payable

The carrying amount approximated fair value.


Off-Balance Sheet Financial Instruments

The fair value was the estimated net amount that the Company would have
(paid)/received to terminate the interest rate swaps, currency swaps and f/x contracts at the respective dates, taking into account the forward yield curve on the swaps and the forward rates on the currency swaps and f/x contracts. As of December 31, 1999 and 1998, the estimated fair value was $80,566 and ($64,713), respectively.

note q
================================================================================
CAPITAL ONE FINANCIAL CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

Balance Sheets at December 31,                                              1999           1998
-----------------------------------------------------------------------------------------------
Assets:
Cash and cash equivalents                                            $     5,846    $    10,887
Investment in subsidiaries                                             1,428,754      1,211,255
Loans to subsidiaries(1)                                                 609,176        375,396
Other                                                                     81,169         62,316
-----------------------------------------------------------------------------------------------
     Total assets                                                    $ 2,124,945    $ 1,659,854
-----------------------------------------------------------------------------------------------

Liabilities:
Senior notes                                                         $   548,897    $   324,213
Borrowings from subsidiaries                                              46,802         54,200
Other                                                                     13,639         11,035
-----------------------------------------------------------------------------------------------
     Total liabilities                                                   609,338        389,448
Stockholders' equity                                                   1,515,607      1,270,406
-----------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                      $ 2,124,945    $ 1,659,854
-----------------------------------------------------------------------------------------------

(1) As of December 31, 1999 and 1998, includes $11,350 and $108,400, respectively, of cash invested at the Bank instead of the open market.

Statements of Income for the Year Ended December 31,         1999           1998           1997
-----------------------------------------------------------------------------------------------
Interest from temporary investments                    $   32,191    $    12,485    $    11,352
Interest expense                                          (41,011)       (18,212)       (11,067)
Dividends, principally from bank subsidiaries             220,001        260,000        228,000
Non-interest income                                            39            893             56
Non-interest expense                                       (6,274)        (2,700)          (409)
-----------------------------------------------------------------------------------------------
Income before income taxes and equity in
 undistributed earnings of subsidiaries                   204,946        252,466        227,932
Income tax benefit                                          5,721          2,863             25
Equity in undistributed earnings (loss)
 of subsidiaries                                          152,424         19,902        (38,576)
-----------------------------------------------------------------------------------------------
Net income                                             $  363,091    $   275,231    $   189,381
-----------------------------------------------------------------------------------------------

Statements of Cash Flows for the Year Ended December 31,                        1999         1998        1997
-------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                                 $ 363,091    $ 275,231   $ 189,381
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Equity in undistributed (earnings) loss of subsidiaries                 (152,424)     (19,902)     38,576
    Decrease (increase) in other assets                                        4,236      (56,682)     (2,183)
    Increase in other liabilities                                              2,604        1,365       3,290
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    217,507      200,012     229,064

Investing Activities:
Purchases of securities available for sale                                   (26,836)
Proceeds from maturities of securities available for sale                     11,658
Increase in investment in subsidiaries                                      (115,233)    (172,119)    (83,366)
Increase in loans to subsidiaries                                           (233,780)    (167,889)   (102,507)
-------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                      (364,191)    (340,008)   (185,873)

Financing Activities:
Increase in borrowings from subsidiaries                                      (7,398)      50,900       3,300
Issuance of senior notes                                                     224,684      199,213
Dividends paid                                                               (20,653)     (20,533)    (20,638)
Purchases of treasury stock                                                 (107,104)     (91,672)    (52,314)
Net proceeds from issuances of common stock                                   14,028       12,143       6,509
Proceeds from exercise of stock options                                       38,086          629       4,082
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                         141,643      150,680     (59,061)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                              (5,041)      10,684     (15,870)
Cash and cash equivalents at beginning of year                                10,887          203      16,073
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $   5,846    $  10,887   $     203
-------------------------------------------------------------------------------------------------------------

directors and officers

CAPITAL ONE FINANCIAL CORPORATION
BOARD OF DIRECTORS

Richard D. Fairbank
Chairman and Chief Executive Officer
Capital One Financial Corporation

Nigel W. Morris
President and Chief Operating Officer
Capital One Financial Corporation

W. Ronald Dietz*
Managing Partner
Customer Contact Solutions, LLC

James A. Flick, Jr.*
President and Chief Executive Officer
Dome Corporation

Patrick W. Gross*
Founder and Chairman, Executive Committee
American Management Systems, Inc.

James V. Kimsey**
Founding CEO and Chairman Emeritus
America Online, Inc.

Stanley I. Westreich**
President
Westfield Realty, Inc.

*Audit Committee
**Compensation Committee

CAPITAL ONE FINANCIAL CORPORATION
EXECUTIVE OFFICERS

Richard D. Fairbank
Chairman and Chief Executive Officer

Nigel W. Morris
President and Chief Operating Officer

Marjorie M. Connelly
Sr. Vice President, Credit Card Operations

Matthew J. Cooper
Sr. Vice President, Marketing and Analysis

John G. Finneran, Jr.
Sr. Vice President, General Counsel and Corporate Secretary

Dennis H. Liberson
Sr. Vice President, Human Resources

William J. McDonald
Sr. Vice President, Brand Management

Peter A. Schnall
Sr. Vice President, Marketing and Analysis

Michael Shrader
Sr. Vice President, Sales

David M. Willey
Sr. Vice President, Corporate Financial Management corporate information

Corporate Office
2980 Fairview Park Drive, Suite 1300
Falls Church, VA 22042-4525
(703) 205-1000
www.capitalone.com

Annual Meeting
Thursday, April 27, 2000, 10:00 a.m. Eastern Time
Fairview Park Marriott Hotel
3111 Fairview Park Drive
Falls Church, VA 22042

Principal Financial Contact
Paul Paquin
Vice President, Investor Relations
Capital One Financial Corporation
2980 Fairview Park Drive, Suite 1300
Falls Church, VA 22042-4525
(703) 205-1039

Copies of Form 10-K filed with the Securities and Exchange Commission are available without charge, upon written request to Paul Paquin at the above address.

Common Stock
Listed on New York Stock Exchange
Stock Symbol COF
Member of S&P 500

Corporate Registrar/Transfer Agent
First Chicago Trust, a division of Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (800) 446-2617
Fax: (201) 222-4892
For hearing impaired: (201) 222-4955
E-mail: equiserve.com
Internet: www.equiserve.com

Independent Auditors
Ernst & Young LLP