Form 10-K, Exhibit 13
period 2000-12-31
CAPITAL ONE FINANCIAL CORP
filed 2001-03-29
CIK 927628

                                                                      Exhibit 13


Selected Financial and Operating Data

                                                                                                                        Five-Year
Year Ended December 31                                                                                                   Compound
(Dollars in Thousands, Except Per Share Data)     2000           1999           1998           1997            1996    Growth Rate
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income                           $  2,389,902   $  1,593,484   $  1,111,536   $    717,985   $    660,483         39.19%
Interest expense                               801,017        540,882        424,284        341,849        294,999         26.28
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                          1,588,885      1,052,602        687,252        376,136        365,484         50.18
Provision for loan losses                      718,170        382,948        267,028        262,837        167,246         61.24
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income
 after provision for loan losses               870,715        669,654        420,224        113,299        198,238         43.70%
Non-interest income                          3,034,416      2,372,359      1,488,283      1,069,130        763,424         40.56
Non-interest expense                         3,147,657      2,464,996      1,464,586        876,976        713,182         44.63
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                     757,474        577,017        443,921        305,453        248,480         30.82
Income taxes                                   287,840        213,926        168,690        116,072         93,213         32.22
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                $    469,634   $    363,091   $    275,231   $    189,381   $    155,267         29.99
Dividend payout ratio                             4.43%          5.69%          7.46%         10.90%         13.24%

PER COMMON SHARE:
Basic earnings                            $       2.39   $       1.84   $       1.40   $        .96   $        .78         30.15%
Diluted earnings                                  2.24           1.72           1.32            .93            .77         28.47
Dividends                                          .11            .11            .11            .11            .11
Book value as of year-end                         9.94           7.69           6.45           4.55           3.72
Average common shares                      196,477,624    197,593,371    196,768,929    198,209,691    198,682,893
Average common and
 common equivalent shares                  209,448,697    210,682,740    208,765,296    202,952,592    201,075,699
-----------------------------------------------------------------------------------------------------------------------------------

SELECTED AVERAGE BALANCES:
Securities                                $  1,764,257   $  2,027,051   $  1,877,276   $  1,650,961   $  1,147,079         12.88%
Allowance for loan losses                     (402,208)      (269,375)      (214,333)      (132,728)       (83,573)        41.89
Total assets                                15,209,585     11,085,013      8,330,432      6,568,937      5,568,960         27.95
Interest-bearing deposits                    5,339,474      2,760,536      1,430,042        958,885      1,046,122         47.31
Borrowings                                   6,870,038      6,078,480      5,261,588      4,440,393      3,623,104         18.40
Stockholders' equity                         1,700,973      1,407,899      1,087,983        824,077        676,759         25.64
-----------------------------------------------------------------------------------------------------------------------------------

SELECTED YEAR-END BALANCES:
Securities                                $  1,859,029   $  1,968,853   $  2,080,980   $  1,475,354   $  1,358,103
Consumer loans                              15,112,712      9,913,549      6,157,111      4,861,687      4,343,902
Allowance for loan losses                     (527,000)      (342,000)      (231,000)      (183,000)      (118,500)
Total assets                                18,889,341     13,336,443      9,419,403      7,078,279      6,467,445
Interest-bearing deposits                    8,379,025      3,783,809      1,999,979      1,313,654        943,022
Borrowings                                   6,976,535      6,961,014      5,481,593      4,526,550      4,525,216
Stockholders' equity                         1,962,514      1,515,607      1,270,406        893,259        740,391
-----------------------------------------------------------------------------------------------------------------------------------

MANAGED CONSUMER LOAN DATA:
Average reported loans                    $ 11,487,776   $  7,667,355   $  5,348,559   $  4,103,036   $  3,651,908         31.33%
Average off-balance sheet loans             11,147,086     10,379,558      9,860,978      8,904,146      7,616,553         12.63
-----------------------------------------------------------------------------------------------------------------------------------
Average total managed loans                 22,634,862     18,046,913     15,209,537     13,007,182     11,268,461         20.02
Interest income                              4,034,882      3,174,057      2,583,872      2,045,967      1,662,990         27.62
Year-end total managed loans                29,524,026     20,236,588     17,395,126     14,231,015     12,803,969         23.10
Year-end total accounts (000s)                  33,774         23,705         16,706         11,747          8,586         40.59
Yield                                            17.83%         17.59%         16.99%         15.73%         14.76%
Net interest margin                              10.71          10.83           9.91           8.81           8.16
Delinquency rate                                  5.23           5.23           4.70           6.20           6.24
Net charge-off rate                               3.90           3.85           5.33           6.59           4.24
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING RATIOS:
Return on average assets                          3.09%          3.28%          3.30%          2.88%          2.79%
Return on average equity                         27.61          25.79          25.30          22.98          22.94
Equity to assets (average)                       11.18          12.70          13.06          12.55          12.15
Allowance for loan losses
 to loans as of year-end                          3.49           3.45           3.75           3.76           2.73

-----------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Capital One Financial Corporation (the "Corporation") is a holding company whose subsidiaries provide a variety of products and services to consumers using its Information-Based Strategy ("IBS"). The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, and Capital One, F.S.B. (the "Savings Bank"), which offers consumer lending products (including credit cards) and deposit products. The Corporation and its subsidiaries are collectively referred to as the "Company." As of December 31, 2000, the Company had 33.8 million accounts and $29.5 billion in managed consumer loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the world.

  The Company's profitability is affected by the net interest income and non-interest income earned on earning assets, credit quality, the level of marketing expense and operating efficiency. The Company's revenues consist primarily of interest income on consumer loans and securities, and non-interest income consisting of servicing income on securitized loans, fees (such as annual membership, cash advance, cross-sell, interchange, overlimit, and other fee income, collectively "fees") and gains on the securitizations of loans. The Company's primary expenses are the costs of funding assets, credit losses, operating expenses (including salaries and associate benefits), marketing expenses and income taxes.

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

EARNINGS SUMMARY

The following discussion provides a summary of 2000 results compared to 1999 results and 1999 results compared to 1998 results. Each component is discussed in further detail in subsequent sections of this analysis.

Year Ended December 31, 2000
Compared to Year Ended December 31, 1999

Net income of $469.6 million, or $2.24 per share, for the year ended December 31, 2000, compares to net income of $363.1 million, or $1.72 per share, in 1999. The $106.5 million, or 29%, increase in net income is primarily the result of an increase in both asset and account volumes and an increase in net interest margin. Net interest income increased $536.3 million, or 51%, as average earning assets increased 37% and the net interest margin increased to 11.99% from 10.86%. The provision for loan losses increased $335.2 million, or 88%, as the average reported consumer loans increased 50% combined with the reported net charge-off rate increase to 4.64% in 2000 from 3.59% in 1999. Non-interest income increased $662.1 million, or 28%, primarily due to the increase in average accounts of 41%. Increases in marketing expenses of $174.2 million, or 24%, and salaries and benefits expense of $243.2 million, or 31%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in the Company's accounts and products offered. Average managed consumer loans grew 25% for the year ended December 31, 2000, to $22.6 billion from $18.0 billion for the year ended December 31, 1999, and average accounts grew 41% for the same period as a result of the continued success of the Company's marketing and account management strategies.

                                    [CHART]

                               Net Income Chart
                                 (in millions)
                                98         $275
                                99         $363
                                00         $470

                                    [CHART]


                          Return On Average Equity
                              (in percentages)
                                98         25
                                99         26
                                00         28



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

  The Company's managed consumer loan portfolio is comprised of reported and off-balance sheet loans. Off-balance sheet loans are those which have been securitized and accounted for as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), and are not assets of the Company. Therefore, those loans are not shown on the balance sheet. Effective April 1, 2001, the Company will adopt the accounting provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), a replacement of SFAS
125. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and, as of December 31, 2000, requires certain additional disclosures, however, most of the provisions of SFAS 125 have been carried forward without amendment. The adoption of SFAS 140 is not expected to have a material effect on the results of the Company's operations.

  Table 1 summarizes the Company's managed consumer loan portfolio.

  table 1: MANAGED CONSUMER LOAN PORTFOLIO

Year Ended December 31 (In Thousands)              2000          1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------------
YEAR-END BALANCES:
Reported consumer loans                     $15,112,712   $ 9,913,549   $ 6,157,111   $ 4,861,687   $ 4,343,902
Off-balance sheet consumer loans             14,411,314    10,323,039    11,238,015     9,369,328     8,460,067
----------------------------------------------------------------------------------------------------------------
Total managed consumer loan portfolio       $29,524,026   $20,236,588   $17,395,126   $14,231,015   $12,803,969
----------------------------------------------------------------------------------------------------------------
AVERAGE BALANCES:
Reported consumer loans                     $11,487,776   $ 7,667,355   $ 5,348,559   $ 4,103,036   $ 3,651,908
Off-balance sheet consumer loans             11,147,086    10,379,558     9,860,978     8,904,146     7,616,553
----------------------------------------------------------------------------------------------------------------
Total managed consumer loan portfolio       $22,634,862   $18,046,913   $15,209,537   $13,007,182   $11,268,461
----------------------------------------------------------------------------------------------------------------

                                    [CHART]

                                 Managed Loans
                                 (in billions)
                                 96     $12.8
                                 97     $14.2
                                 98     $17.4
                                 99     $20.2
                                 00     $29.5

  Since 1990, the Company has actively engaged in consumer loan securitization transactions. Securitization involves the transfer by the Company of a pool of loan receivables to an entity created for securitizations, generally a trust or other special purpose entity ("the trusts"). The credit quality of the receivables is supported by credit enhancements, which may be in various forms including a letter of credit, a cash collateral guaranty or account, or a subordinated interest in the receivables in the pool. Certificates ($14.4 billion outstanding as of December 31, 2000) representing beneficial interests in the receivables are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale.

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

                                    [CHART]

                          Managed Net Interest Margin
                               (in percentages)
                              98            9.91
                              99           10.83
                              00           10.71

                                    [CHART]

                              Managed Loan Yield
                               (in percentages)
                                 98      16.99
                                 99      17.59
                                 00      17.83

  table 2: OPERATING DATA AND RATIOS


Year Ended December 31 (Dollars in Thousands)           2000            1999           1998
---------------------------------------------------------------------------------------------
REPORTED:
Average earning assets                           $13,252,033     $ 9,694,406    $ 7,225,835
Net interest margin                                    11.99%          10.86%          9.51%
Loan yield                                             19.91           19.33          18.75
---------------------------------------------------------------------------------------------
MANAGED:
Average earning assets                           $24,399,119     $20,073,964    $17,086,813
Net interest margin                                    10.71%          10.83%          9.91%
Loan yield                                             17.83           17.59          16.99
---------------------------------------------------------------------------------------------

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

                                    [CHART]

                                Managed Revenue
                                 (in billions)
                                  98     $2.8
                                  99     $3.8
                                  00     $5.0

  The Company markets its card products to targeted consumer populations. The terms of each card product are actively managed to achieve a balance between risk and expected performance, while also obtaining our expected return. For example, card product terms typically include the ability to reprice individual accounts upwards or downwards based on the consumer's performance. In addition, since 1998, the Company has aggressively marketed low non-introductory rate cards to consumers with the best established credit profiles to take advantage of the favorable risk return characteristics of this consumer type. Industry competitors have continuously solicited the Company's customers with similar interest rate strategies. Management believes the competition has put, and will continue to put, additional pressure on the Company's pricing strategies.

                                    [CHART]

                         Managed Risk Adjusted Revenue
                                 (in billions)
                                98        $1.9
                                99        $3.1
                                00        $4.1

                                    [CHART]

                         Managed Risk Adjusted Margin
                               (in percentages)
                                 98      11.41
                                 99      15.69
                                 00      16.77

  By applying its IBS and in response to dynamic competitive pressures, the Company also targets a significant amount of its marketing expense to other credit card product opportunities. Examples of such products include secured cards and other customized card products, including affinity and co-branded cards, student cards and other cards targeted to certain markets which the Company feels are underserved by the Company's competitors. These products do not have a significant, immediate impact on managed loan balances; rather they typically consist of lower credit limit accounts and balances that build over time. The terms of these customized card products tend to include annual membership fees and higher annual finance charge rates. The profile of the consumers targeted for these products, in some cases, may also tend to result in higher account delinquency rates and consequently higher past-due and overlimit fees as a percentage of loan receivables outstanding than the low non-introductory rate products.

  Table 3 provides income statement data and ratios for the Company's managed consumer loan portfolio. The causes of increases and decreases in the various components of risk adjusted revenue are discussed in further detail in subsequent sections of this analysis.

  table 3: MANAGED RISK ADJUSTED REVENUE

Year Ended December 31 (Dollars in Thousands)           2000                    1999                   1998
-------------------------------------------------------------------------------------------------------------
MANAGED INCOME STATEMENT:
Net interest income                               $2,614,321              $2,174,726             $1,692,894
Non-interest income                                2,360,111               1,668,381              1,066,413
Net charge-offs                                     (883,667)               (694,073)              (810,306)
-------------------------------------------------------------------------------------------------------------
  Risk adjusted revenue                           $4,090,765              $3,149,034             $1,949,001
-------------------------------------------------------------------------------------------------------------
RATIOS:/(1)/
Net interest margin                                    10.71%                  10.83%                  9.91%
Non-interest income                                     9.67                    8.31                   6.24
Net charge-offs                                        (3.62)                  (3.45)                 (4.74)
-------------------------------------------------------------------------------------------------------------
  Risk adjusted margin                                 16.77%                  15.69%                 11.41%
(1) As a percentage of average managed earning assets.
-------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME

Net interest income is interest and past-due fees earned from the Company's consumer loans and securities less interest expense on borrowings, which include interest-bearing deposits, other borrowings and borrowings from senior notes.

  Reported net interest income for the year ended December 31, 2000, was $1.6 billion compared to $1.1 billion for 1999, representing an increase of $536.3 million, or 51%. Net interest income increased as a result of both growth in earning assets and an increase in the net interest margin. Average earning assets increased 37% for the year ended December 31, 2000, to $13.3 billion from $9.7 billion for the year ended December 31, 1999. The reported net interest margin increased to 11.99% in 2000, from 10.86% in 1999 primarily attributable to a 58 basis point increase in the yield on consumer loans to 19.91% for the year ended December 31, 2000, from 19.33% for the year ended December 31, 1999. The yield on consumer loans increased primarily due to an increase in the frequency of past-due fees and a slight shift in the mix of the portfolio to higher yielding assets as compared to the prior year.

  The managed net interest margin for the year ended December 31, 2000, decreased to 10.71% from 10.83% for the year ended December 31, 1999. This decrease was primarily the result of an increase of 74 basis points in borrowing costs to 6.53% in 2000, from 5.79% in 1999, offset by a 24 basis point increase in consumer loan yield for the year ended December 31, 2000. The increase in consumer loan yield to 17.83% for the year ended December 31, 2000, from 17.59% in 1999 was primarily the result of an increase in the frequency of past-due fees as compared to the prior year.

  Reported net interest income for the year ended December 31, 1999, was $1.1 billion, compared to $687.3 million for 1998, representing an increase of $365.4 million, or 53%. Net interest income increased as a result of both growth in earning assets and an increase in the net interest margin. Average earning assets increased 34% for the year ended December 31, 1999, to $9.7 billion from $7.2 billion for the year ended December 31, 1998. The reported net interest margin increased to 10.86% in 1999, from 9.51% in 1998 and was primarily attributable to a 58 basis point increase in the yield on consumer loans to 19.33% for the year ended December 31, 1999, from 18.75% for the year ended December 31, 1998. The yield on consumer loans increased primarily due to an increase in the amount and frequency of past-due fees as compared to the prior year, continued growth in the Company's portfolio of higher yielding products and repricings of low introductory rate loans during late 1998 and early 1999.

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

  Table 4 provides average balance sheet data, an analysis of net interest income, net interest spread (the difference between the yield on earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 2000, 1999 and 1998.

table 4: STATEMENTS OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

Year Ended December 31                       2000                                 1999                              1998
-----------------------------------------------------------------------------------------------------------------------------------
                                Average       Income/    Yield/    Average      Income/    Yield/    Average      Income/   Yield/
(Dollars in Thousands)          Balance       Expense     Rate     Balance      Expense     Rate     Balance      Expense    Rate
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Earning assets
 Consumer loans/(1)/          $ 11,487,776  $ 2,286,774  19.91%  $ 7,667,355  $ 1,482,371   19.33%  $5,348,559  $ 1,003,122   18.75%
 Securities available for
  sale                           1,611,582       96,554   5.99     1,852,826      105,438    5.69    1,628,164       94,436    5.80
     Other                         152,675        6,574   4.31       174,225        5,675    3.26      249,112       13,978    5.61
-----------------------------------------------------------------------------------------------------------------------------------
Total earning assets            13,252,033  $ 2,389,902  18.03%    9,694,406  $ 1,593,484   16.44%   7,225,835  $ 1,111,536   15.38%
Cash and due from banks            103,390                            17,046                             4,385
Allowance for loan losses         (402,208)                         (269,375)                         (214,333)
Premises and equipment, net        549,133                           366,709                           201,173
Other                            1,707,237                         1,276,227                         1,113,372
-----------------------------------------------------------------------------------------------------------------------------------
 Total assets                 $ 15,209,585                       $11,085,013                        $8,330,432
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND EQUITY:
Interest-bearing liabilities
 Deposits                     $  5,339,474  $   324,008   6.07%  $ 2,760,536  $   137,792    4.99%  $1,430,042  $    67,479    4.72%
 Other borrowings                2,893,415      202,034   6.98     1,687,042      100,392    5.95    1,473,949       96,130    6.52
 Senior notes                    3,976,623      274,975   6.91     4,391,438      302,698    6.89    3,787,639      260,675    6.88
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                    12,209,512  $   801,017   6.56%    8,839,016  $   540,882    6.12%   6,691,630  $   424,284    6.34%
Other                            1,299,100                           838,098                           550,819
-----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities              13,508,612                         9,677,114                         7,242,449
Equity                           1,700,973                         1,407,899                         1,087,983
-----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and
  equity                      $ 15,209,585                       $11,085,013                        $8,330,432
-----------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                      11.47%                             10.32%                             9.04%
-----------------------------------------------------------------------------------------------------------------------------------
Interest income to average
 earning assets                                          18.03                              16.44                             15.38
Interest expense to average
 earning assets                                           6.04                               5.58                              5.87
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                      11.99%                             10.86%                             9.51%
-----------------------------------------------------------------------------------------------------------------------------------

(1) Interest income includes past-due fees on loans of approximately $780,014, $478,918 and $301,979 for the years ended December 31, 2000, 1999 and 1998, respectively.

INTEREST VARIANCE ANALYSIS

Net interest income is affected by changes in the average interest rate earned on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of earning assets and interest-bearing liabilities.

     Table 5 sets forth the dollar amount of the increases and decreases in interest income and interest expense resulting from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.


     table 5: INTEREST VARIANCE ANALYSIS

  Year Ended December 31                            2000 vs. 1999                                    1999 vs. 1998
---------------------------------------------------------------------------------------------------------------------------------
                                           Increase           Change Due to/(1)/         Increase          Change Due to/(1)/
(In Thousands)                            (Decrease)       Volume       Yield/Rate      (Decrease)       Volume      Yield/Rate
---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Consumer loans                            $ 804,403     $ 759,271      $    45,132    $   479,249   $   447,414      $   31,835
Securities available for sale                (8,884)      (14,244)           5,360         11,002        12,814          (1,812)
Other                                           899          (765)           1,664         (8,303)       (3,466)         (4,837)
---------------------------------------------------------------------------------------------------------------------------------
  Total interest income                     796,418       629,696          166,722        481,948       401,413          80,535
---------------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
Deposits                                    186,216       151,286           34,930         70,313        66,199           4,114
Other borrowings                            101,642        81,806           19,836          4,262        13,140          (8,878)
Senior notes                                (27,723)      (28,681)             958         42,023        41,619             404
---------------------------------------------------------------------------------------------------------------------------------
  Total interest expense                    260,135       218,759           41,376        116,598       131,870         (15,272)
---------------------------------------------------------------------------------------------------------------------------------
Net interest income/(1)/                  $ 536,283     $ 417,642      $   118,641    $   365,350   $   258,291      $  107,059
---------------------------------------------------------------------------------------------------------------------------------


(1) The change in interest due to both volume and yield/rates has been allocated in proportion to the relationship to the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the table. The totals for the volume and yield/rate columns are not the sum of the individual lines.

SERVICING AND SECURITIZATIONS INCOME

In accordance with SFAS 125, the Company records gains or losses on the securitizations of consumer loan receivables on the date of sale based on the estimated fair value of assets sold and retained and liabilities incurred in the sale. Retained interests in securitized assets include "interest only" ("I/O") strips, subordinated interests in the transferred receivables and cash collateral accounts. Gains represent the present value of estimated excess cash flows the Company has retained over the estimated outstanding period of the receivables and are included in servicing and securitizations income. This excess cash flow essentially represents an I/O strip, consisting of the excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. However, exposure to credit losses on the securitized loans is contractually limited to the retained interests.

     Servicing and securitizations income represents servicing fees, excess spread and other fees relating to loan receivables sold through securitization transactions, as well as gains and losses recognized as a result of securitization transactions. Servicing and securitizations income decreased $34.7 million, or 3%, for the year ended December 31, 2000, compared to 1999. This decrease was primarily due to an increase in net charge-offs on such loans as a result of the seasoning of accounts combined with a change in customer usage patterns, resulting in decreases in certain fees.

     Servicing and securitizations income increased $397.3 million, or 50%, to $1.2 billion for the year ended December 31, 1999, from $789.8 million for 1998. This increase was primarily due to a decrease in net charge-offs on such loans as a result of improved general economic trends in consumer credit, increased purchase volume, membership and overlimit fees, as well as a slight increase in off-balance sheet consumer loans.

     Certain estimates inherent in the determination of the fair value of the I/O strip are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term. Any future gains that will be recognized in accordance with SFAS 125 and SFAS 140 (see Note A to the Consolidated Financial Statements) will be dependent on the timing and amount of future securitizations. The Company will continuously assess the performance of new and existing securitization transactions as estimates of future cash flows change.

OTHER NON-INTEREST INCOME

Interchange income increased $93.5 million, or 65%, to $237.8 million for the year ended December 31, 2000, from $144.3 million in 1999. Service charges and other customer-related fees increased to $1.6 billion, or 58%, for the year ended December 31, 2000, compared to $1.0 billion for the year ended December 31, 1999. These increases were primarily due to a 41% increase in the average number of accounts for the year ended December 31, 2000, from 1999, an increase in purchase volume, customer usage patterns and increased purchases of cross-sell products.

     Interchange income increased $57.8 million, or 67%, to $144.3 million for the year ended December 31, 1999, from $86.5 million in 1998. Service charges and other customer-related fees increased to $1.0 billion, or 70%, for the year ended December 31, 1999, compared to $612.0 million for the year ended December 31, 1998. These increases were primarily due to a 42% increase in the average number of accounts for the year ended December 31, 1999, from 1998, an increase in purchase volume, an increase in interchange rates received by the Company and a shift to more fee-intensive products.

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 2000, increased $682.7 million, or 28%, to $3.1 billion from $2.5 billion for the year ended December 31, 1999. Contributing to the increase in non-interest expense were marketing expenses which increased $174.2 million, or 24%, to $906.1 million in 2000, from $731.9 million in 1999. The increase in marketing expenses during 2000 reflects the Company's continued identification of and investments in opportunities for growth. Salaries and associate benefits increased $243.2 million, or 31%, to $1.0 billion in 2000, from $780.2 million in 1999, as the Company added approximately 3,800 net new associates to our staffing levels to manage the growth in the Company's accounts. All other non-interest expenses increased $265.2 million, or 28%, to $1.2 billion for the year ended December 31, 2000, from $952.9 million in 1999. The increase in other non-interest expense, as well as the increase in salaries and associate benefits, was primarily a result of a 41% increase in the average number of accounts for the year ended December 31, 2000, and the Company's continued exploration and testing of new products and markets.

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

                                    [CHART]

                             Marketing Investment
                                 (in millions)
                              98            $446
                              99            $732
                              00            $906

INCOME TAXES

The Company's effective income tax rate was 38%, 37% and 38%, for the years ended December 31, 2000, 1999 and 1998, respectively. The effective rate includes both state and federal income tax components.

ASSET QUALITY

The asset quality of a portfolio is generally a function of the initial underwriting criteria used, levels of competition, account management activities and demographic concentration, as well as general economic conditions. The seasoning of the accounts is also an important factor, as accounts tend to exhibit a rising trend of delinquency and credit losses as they season. As of

December 31, 2000 and 1999, 60% of managed accounts representing 51% of the total managed loan balance were less than eighteen months old. Accordingly, it is likely that the Company's managed loan portfolio could experience increased levels of delinquency and credit losses as the average age of the Company's accounts increases.

     Changes in the rates of delinquency and credit losses can also result from a shift in the product mix. As discussed in "Risk Adjusted Revenue and Margin," certain customized card products have, in some cases, higher delinquency and higher charge-off rates. In the case of secured card loans, collateral, in the form of cash deposits, reduces any ultimate charge-offs. The costs associated with higher delinquency and charge-off rates are considered in the pricing of individual products.

     During 2000, general economic conditions for consumer credit remained stable as industry levels of charge-offs (including bankruptcies) and delinquencies both decreased. These trends have positively impacted the Company's 2000 results.

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

     The 30-plus day delinquency rate for the reported consumer loan portfolio increased to 7.26% as of December 31, 2000, from 5.92% as of December 31, 1999. The increase in the reported delinquency rate is a result of a shift in the composition of the reported portfolio combined with the seasoning of accounts. The 30-plus day delinquency rate for the managed consumer loan portfolio remained consistent at 5.23% as of December 31, 2000 and 1999.

                                    [CHART]

                                Managed 30+ Day
                               Delinquency Rate
                               (in percentages)
                                98        4.70
                                99        5.23
                                00        5.23

                                    [CHART]

                                  Managed Net
                                Charge-off Rate
                               (in percentages)
                                98        5.33
                                99        3.85
                                00        3.90

table 6: DELINQUENCIES

December 31                         2000                   1999                  1998             1997                  1996
------------------------------------------------------------------------------------------------------------------------------------
                                         % of                    % of                 % of              % of                   % of
                                        Total                   Total                Total             Total                  Total
(Dollars in Thousands)         Loans    Loans         Loans     Loans         Loans  Loans     Loans   Loans     Loans        Loans
------------------------------------------------------------------------------------------------------------------------------------
REPORTED:
Loans outstanding        $15,112,712  100.00%   $ 9,913,549   100.00%  $  6,157,111 100.00% $ 4,861,687 100.00% $ 4,343,902 100.00%
Loans delinquent:
30-59 days                   418,967    2.77        236,868     2.39        123,162   2.00      104,216   2.14       96,819   2.23
60-89 days                   242,770    1.61        129,251     1.30         67,504   1.10       64,217   1.32       55,679   1.28
90 or more days              435,574    2.88        220,513     2.23         98,798   1.60       99,667   2.05      111,791   2.57
------------------------------------------------------------------------------------------------------------------------------------
Total                    $ 1,097,311    7.26%   $   586,632     5.92%   $   289,464   4.70% $   268,100   5.51% $   264,289   6.08%
------------------------------------------------------------------------------------------------------------------------------------

MANAGED:
Loans outstanding        $29,524,026  100.00%   $20,236,588   100.00%   $17,395,126 100.00% $14,231,015 100.00% $12,803,969 100.00%
Loans delinquent:
30-59 days                   605,040    2.05        416,829     2.06        329,239   1.89      327,407   2.30      279,787   2.19
60-89 days                   349,250    1.18        238,476     1.18        182,982   1.05      213,726   1.50      162,668   1.27
90 or more days              590,364    2.00        403,464     1.99        305,589   1.76      340,887   2.40      356,700   2.78
------------------------------------------------------------------------------------------------------------------------------------
Total                    $ 1,544,654    5.23%   $ 1,058,769     5.23%   $   817,810   4.70% $   882,020   6.20% $   799,155   6.24%
------------------------------------------------------------------------------------------------------------------------------------

NET CHARGE-OFFS

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses) less current period recoveries. The Company charges off credit card loans (net of any collateral) at 180 days past the due date.

     For the year ended December 31, 2000, the managed net charge-off rate increased 5 basis points to 3.90%. For the year ended December 31, 2000, the reported net charge-off rate increased 105 basis points to 4.64%. The increases in managed and reported net charge-off rates were the result of a shift in the portfolio mix combined with the seasoning of accounts. The impact was more apparent in the reported net charge-offs due to changes in the composition of the reported portfolio compared to the off-balance sheet portfolio. Table 7 shows the Company's net charge-offs for the years presented on a reported and managed basis.

     table 7: NET CHARGE-OFFS

Year Ended December 31 (Dollars in Thousands)                     2000         1999         1998          1997          1996
-------------------------------------------------------------------------------------------------------------------------------
REPORTED:
Average loans outstanding                                $  11,487,776  $ 7,667,355  $ 5,348,559   $ 4,103,036   $ 3,651,908
Net charge-offs                                                532,621      275,470      226,531       198,192       132,590
Net charge-offs as a percentage of
 average loans outstanding                                        4.64%        3.59%        4.24%         4.83%         3.63%
-------------------------------------------------------------------------------------------------------------------------------

MANAGED:
Average loans outstanding                                $  22,634,862  $18,046,913  $15,209,537   $13,007,182   $11,268,461
Net charge-offs                                                883,667      694,073      810,306       856,704       477,732
Net charge-offs as a percentage of
 average loans outstanding                                        3.90%        3.85%        5.33%         6.59%         4.24%
------------------------------------------------------------------------------------------------------------------------------

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

     For the year ended December 31, 2000, the provision for loan losses increased 88% to $718.2 million from the 1999 provision for loan losses of $382.9 million as a result of an increase in average reported loans of 50%, continued seasoning of the reported portfolio and the shift in the mix of the composition of the reported portfolio. As a result of these factors, the Company increased the allowance for loan losses by $185.0 million during 2000.

     For the year ended December 31, 1999, the provision for loan losses increased 43% to $382.9 million from the 1998 provision for loan losses of $267.0 million as average reported loans increased 43%. The Company increased the allowance for loan losses by $111.0 million during 1999 due to the increase in the delinquency rate, the growth in the reported loans and the increase in the dollar amount of net charge-offs.

table 8: SUMMARY OF ALLOWANCE FOR LOAN LOSSES

Year Ended December 31 (Dollars in Thousands)                     2000        1999         1998         1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                 $ 342,000   $ 231,000    $ 183,000    $ 118,500     $  72,000
Provision for loan losses                                      718,170     382,948      267,028      262,837       167,246
Acquisitions/other                                                (549)      3,522        7,503       (2,770)      (18,887)
Charge-offs                                                   (772,402)   (400,143)    (294,295)    (223,029)     (115,159)
Recoveries                                                     239,781     124,673       67,764       27,462        13,300
-----------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                               (532,621)   (275,470)    (226,531)    (195,567)     (101,859)
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                       $ 527,000   $ 342,000    $ 231,000    $ 183,000     $ 118,500
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses to loans at end of year                 3.49%       3.45%        3.75%        3.76%         2.73%
-----------------------------------------------------------------------------------------------------------------------------


FUNDING

The Company has established access to a wide range of domestic funding alternatives, in addition to securitization of its consumer loans. In June 2000, the Company established a $5.0 billion global senior and subordinated bank note program, of which $994.8 million was outstanding as of December 31, 2000, with original terms of three to five years. In February 2001, the Company issued an additional $1.3 billion fixed rate senior global bank note with a term of five years. The Company has historically issued senior unsecured debt of the Bank through its $8.0 billion domestic bank note program, of which $2.5 billion was outstanding as of December 31, 2000, with original terms of one to ten years.

[GRAPH OMITTED]

     Internationally, the Company has funding programs designed specifically for foreign investors and to allow the Company to raise funds in foreign currencies. The Company has multiple committed revolving credit facilities that offer foreign currency funding options. The Company funds its foreign assets by directly or synthetically borrowing or securitizing in the local currency to mitigate the financial statement effect of currency translation.

     Additionally, the Corporation has three shelf registration statements under which the Corporation from time to time may offer and sell senior or subordinated debt securities, preferred stock and common stock. As of December 31, 2000, the Company had existing unsecured senior debt outstanding under the shelf registrations of $550 million, with another $1.0 billion of availability. During January 2001, the Corporation issued 6,750,390 shares of common stock in a public offering under these shelf registration statements, increasing equity by $412.8 million.

     The Company has significantly expanded its retail deposit gathering efforts through both direct and broker marketing channels. The Company uses its IBS capabilities to test and market a variety of retail deposit origination strategies, including via the Internet, as well as to develop customized account management programs. As of December 31, 2000, the Company had $8.4 billion in interest-bearing deposits, with original maturities up to ten years.

     Table 9 reflects the costs of short-term borrowings of the Company as of and for each of the years ended December 31, 2000, 1999 and 1998.

     table 9: SHORT-TERM BORROWINGS

                               Maximum
                             Outstanding   Outstanding                 Average    Year-End
                              as of any       as of        Average     Interest   Interest
(Dollars in Thousands)        Month-End      Year-End    Outstanding     Rate       Rate
-------------------------------------------------------------------------------------------
2000
Federal funds purchased
  and resale agreements     $1,303,714      $1,010,693   $1,173,267      6.26%      6.58%
Other                          371,020          43,359      129,700     11.52       6.17
-------------------------------------------------------------------------------------------
Total                                       $1,054,052   $1,302,967      6.79%      6.56%
-------------------------------------------------------------------------------------------

1999
Federal funds purchased
  and resale agreements     $1,491,463      $1,240,000   $1,046,475      5.33%      5.84%
Other                          193,697          97,498      175,593      8.42       3.97
-------------------------------------------------------------------------------------------
Total                                       $1,337,498   $1,222,068      5.77%      5.70%
-------------------------------------------------------------------------------------------

1998
Federal funds purchased
  and resale agreements     $1,451,029      $1,227,000   $1,169,952      6.09%      5.53%
Other                          417,279         417,279      206,204      8.44       6.58
-------------------------------------------------------------------------------------------
Total                                       $1,644,279   $1,376,156      6.44%      5.80%
-------------------------------------------------------------------------------------------

     Table 10 shows the maturities of certificates of deposit in denominations of $100,000 or greater (large denomination CDs) as of December 31, 2000.

     table 10: MATURITIES OF LARGE DENOMINATION CERTIFICATES -- $100,000 OR MORE

December 31, 2000 (Dollars in Thousands)                   Balance           Percent
--------------------------------------------------------------------------------------------------------------------------
3 months or less                                        $  529,726            14.32%
Over 3 through 6 months                                    460,581            12.46
Over 6 through 12 months                                   925,414            25.03
Over 12 months                                           1,782,167            48.19
--------------------------------------------------------------------------------------------------------------------------
Total                                                   $3,697,888           100.00%
--------------------------------------------------------------------------------------------------------------------------

     Additional information regarding funding can be found in Note E to the Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the Company's ability to meet its cash needs. The Company meets its cash requirements by securitizing assets, gathering deposits and issuing debt. As discussed in "Managed Consumer Loan Portfolio," a significant source of liquidity for the Company has been the securitization of consumer loans. Maturity terms of the existing securitizations vary from 2001 to 2008 and typically have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled, which would accelerate the need for funding.

     Table 11 shows the amounts of investor principal from off-balance sheet securitized consumer loans that are expected to amortize, or be otherwise paid over the periods indicated, based on outstanding securitized consumer loans as of January 1, 2001. As of December 31, 2000 and 1999, 49% and 51%, respectively, of the Company's total managed loans were securitized.

     As such amounts amortize or are otherwise paid, the Company believes it can securitize consumer loans, purchase federal funds and establish other funding sources to fund the amortization or other payment of the securitizations in the future, although no assurance can be given to that effect. Additionally, the Company maintains a portfolio of high-quality securities such as U.S. Treasuries and other U.S. government obligations, commercial paper, interest-bearing deposits with other banks, federal funds and other cash equivalents in order to provide adequate liquidity and to meet its ongoing cash needs. As of December 31, 2000, the Company held $1.9 billion of such securities.

     Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. As of December 31, 2000, the Company, the Bank and the Savings Bank collectively had over $1.9 billion in unused commitments, under its credit facilities, available for liquidity needs.

     table 11: SECURITIZATIONS -- AMORTIZATION TABLE

(Dollars in Thousands)                                     2001           2002          2003          2004     2005-2008
--------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                        $14,397,050    $10,757,198   $ 8,782,005   $ 6,035,622   $ 4,041,017
Less repayment amounts                               (3,639,852)    (1,975,193)   (2,746,383)   (1,994,605)   (4,041,017)
Balance at end of year                              $10,757,198    $ 8,782,005   $ 6,035,622   $ 4,041,017   $        --
--------------------------------------------------------------------------------------------------------------------------

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

     The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." As of December 31, 2000, there are no conditions or events since the notifications discussed above that management believes have changed either the Bank's or the Savings Bank's capital category.

     In August 2000, the Bank received regulatory approval and established a subsidiary bank in the United Kingdom. In connection with the approval of its former branch office in the United Kingdom, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch or subsidiary bank in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 2000 and 1999, the Company's Tier 1 Leverage ratio was 11.14% and 12.79%, respectively.

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

     The Company measures exposure to its interest rate risk through the use of a simulation model. The model generates a distribution of possible twelve-month managed net interest income outcomes based on (i) a set of plausible interest rate scenarios, as determined by management based upon historical trends and market expectations, (ii) all existing financial instruments, including swaps, and (iii) an estimate of ongoing business activity over the coming twelve months. The Company's asset/liability management policy requires that based on this distribution there be at least a 95% probability that managed net interest income achieved over the coming twelve months will be no more than 2.5% below the mean managed net interest income of the distribution. As of December 31, 2000, the Company was in compliance with the policy; more than 99% of the outcomes generated by the model produced a managed net interest income of no more than 1% below the mean outcome. The interest rate scenarios evaluated as of December 31, 2000 included scenarios in which short-term interest rates rose in excess of 400 basis points or fell by as much as 250 basis points over twelve months.

     The analysis does not consider the effects of the changed level of overall economic activity associated with various interest rate scenarios. Further, in the event of a rate change of large magnitude, management would likely take actions to further mitigate its exposure to any adverse impact. For example, management may reprice interest rates on outstanding credit card loans subject to the right of the consumers in certain states to reject such repricing by giving timely written notice to the Company and thereby relinquishing charging privileges. However, competitive factors as well as certain legal constraints may limit the repricing of credit card loans.

     Interest rate sensitivity at a point in time can also be analyzed by measuring the mismatch in balances of earning assets and interest-bearing liabilities that are subject to repricing in future periods.

     Table 12 reflects the interest rate repricing schedule for earning assets and interest-bearing liabilities as of December 31, 2000.

     table 12: INTEREST RATE SENSITIVITY

                                                                         Within    * 180 Days--      * 1 Year--         Over
As of December 31, 2000 Subject to Repricing (Dollars in Millions)     180 Days        1 Year         5 Years        5 Years
------------------------------------------------------------------------------------------------------------------------------
EARNING ASSETS:
 Federal funds sold and resale agreements                             $      61
 Interest-bearing deposits at other banks                                   102
 Securities available for sale                                              156    $      147      $      895      $     498
 Consumer loans                                                           6,131             6           8,976
------------------------------------------------------------------------------------------------------------------------------
Total earning assets                                                      6,450           153           9,871            498

INTEREST-BEARING LIABILITIES:
 Interest-bearing deposits                                                2,647         1,447           3,981            304
 Other borrowings                                                         2,826           100
 Senior notes                                                               522           143           2,745            641
------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                                        5,995         1,690           6,726            945
Non-rate related assets                                                                                               (1,616)
------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                                                    455        (1,537)          3,145         (2,063)
Impact of swaps                                                           3,854          (153)         (3,592)          (109)
Impact of consumer loan securitizations                                  (4,476)         (677)          5,853           (700)
------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap adjusted for impact
 of securitizations and swaps                                         $    (167)   $   (2,367)     $    5,406      $  (2,872)
Adjusted gap as a percentage of managed assets                            -0.50%        -7.11%          16.24%         -8.63%
------------------------------------------------------------------------------------------------------------------------------
Adjusted cumulative gap                                               $    (167)   $   (2,534)     $    2,872      $      --
Adjusted cumulative gap as a percentage
 of managed assets                                                        -0.50%        -7.61%           8.63%          0.00%
------------------------------------------------------------------------------------------------------------------------------

* more than

BUSINESS OUTLOOK


Earnings, Goals and Strategies

This business outlook section summarizes Capital One's expectations for earnings for the year ending December 31, 2001, and our primary goals and strategies for continued growth. The statements contained in this section are based on management's current expectations. Certain statements are forward looking and, therefore, actual results could differ materially. Factors that could materially influence results are set forth throughout this section and in Capital One's Annual Report on Form 10-K for the year ended December 31, 2000 (Part I, Item 1, Risk Factors).

  We have set targets, dependent on the factors set forth below, to achieve a 20% return on equity in 2001 and to increase Capital One's 2001 earnings per share by approximately 30% over earnings per share for 2000. As discussed elsewhere in this report and below, Capital One's actual earnings are a function of our revenues (net interest income and non-interest income on our earning assets), consumer usage and payment patterns, credit quality of our earning assets (which affects fees and charge-offs), marketing expenses and operating expenses.

Product and Market Opportunities

Our strategy for future growth has been, and is expected to continue to be, to apply our proprietary IBS to our lending and non-lending businesses. We will seek to identify new product opportunities and to make informed investment decisions regarding new and existing products. Our lending and other financial and non-financial products are subject to competitive pressures, which management anticipates will increase as these markets mature.

Lending

Lending includes credit card and other consumer lending products, including automobile financing and unsecured installment lending. Credit card opportunities include, and are expected to continue to include, a wide variety of highly customized products with interest rates, credit lines and other features specifically tailored for numerous consumer segments. We expect continued growth across a broad spectrum of new and existing customized products, which are distinguished by a range of credit lines, pricing structures and other characteristics. For example, our low introductory and non-introductory rate products, which are marketed to consumers with the best established credit profiles, are characterized by higher credit lines, lower yields and an expectation of lower delinquencies and credit loss rates. On the other hand, certain other customized card products are characterized by lower credit lines, higher yields (including fees) and in some cases, higher delinquencies and credit loss rates. These products also involve higher operational costs but exhibit better response rates, less adverse selection, less attrition and a greater ability to reprice than traditional products. More importantly, as a whole, all of these customized products continue to have less volatile returns than traditional products in recent market conditions, based partly on our ability to diversify risk with customization. Based in part on the success of this range of products and growth in the superprime and prime markets, we expect strong growth in our managed loan balances during 2001. We believe that leveraging our customer relationships will be a key to our future growth.

  Capital One Auto Finance, Inc., our automobile finance subsidiary, offers loans, secured by automobiles, through dealer networks throughout the United States, and is our platform to apply IBS to the automobile loan market. As of December 31, 2000, loans outstanding for Capital One Auto Finance had tripled since we acquired it in 1998. We anticipate this trend will continue through 2001.

  Our internet services support our lending business and include account decisioning, real-time account numbering, retail deposit-taking and account servicing. In the fourth quarter of 2000, we surpassed our previously stated goal of originating one million accounts and servicing two million accounts online by the end of 2000. We expect continued growth in the internet services portion of our business in 2001, provided that we can continue to limit fraud and safeguard our customers' privacy.

  We have expanded our existing operations outside of the United States and have experienced growth in the number of accounts and loan balances in our international business. To date, our principal operations outside of the United States have been in the United Kingdom, with additional operations in Canada, South Africa and France. To support the continued growth of our United Kingdom business and any future business in Europe, in September 2000 we launched a bank in the United Kingdom with authority to conduct full-service operations. We anticipate entering and doing business in additional countries from time to time as opportunities arise.

Non-Lending

Our non-lending business consists primarily of our retail deposit-taking business. In 2000, we launched the CapitalOnePlace where we offer customers a variety of products available for purchase online, some of which are offered in partnership with other companies.

  We will continue to apply our IBS in an effort to balance the mix of credit card products with other financial and non-financial products and services to optimize profitability within the context of acceptable risk. We continually test new product offerings and pricing combinations, using IBS, to target different consumer groups. The number of tests we conduct has increased each year since 1994 and we expect further increases in 2001. Our growth through expansion and product diversification, however, will be affected by our ability to build internally or acquire the necessary operational and organizational infrastructure, recruit experienced personnel, fund these new businesses and manage expenses. Although we believe we have the personnel, financial resources and business strategy necessary for continued success, there can be no assurance that our results of operations and financial condition in the future will reflect our historical financial performance.

Marketing Investment

We expect our 2001 marketing expenses to exceed 2000's expense level, as we continue to invest in various credit card products and services, and other financial and non-financial products and services. We are also developing a brand marketing, or "brand awareness," strategy with the intent of building a branded franchise to support our IBS and mass customization strategies. We caution, however, that an increase in marketing expenses does not necessarily equate to a comparable increase in outstanding balances or accounts based on historical results. As our portfolio continues to grow, generating balances and accounts to offset attrition requires increasing amounts of marketing. Although we are one of the leading direct mail marketers in the credit card industry, and our overall credit card response rates remained fairly stable in 2000, increased mail volume throughout the industry indicates that competition has been accelerating. This intense competition in the credit card market has resulted in an industry-wide reduction in both credit card response rates and the productivity of marketing dollars invested in that line of business, both of which may affect us more significantly in 2001. In addition, the cost to acquire new accounts varies across product lines and is expected to rise as we move beyond the domestic card business. With competition affecting the profitability of traditional card products, we have been allocating, and expect to continue to allocate, a greater portion of our marketing expense to other customized credit card products and other financial and non-financial products. We intend to continue a flexible approach in our allocation of marketing expenses. The actual amount of marketing investment is subject to a variety of external and internal factors, such as competition in the consumer credit and wireless service industries, general economic conditions affecting consumer credit performance, the asset quality of our portfolio and the identification of market opportunities across product lines that exceed our targeted rates of return on investment.

  The amount of marketing expense allocated to various products or businesses will influence the characteristics of our portfolio as various products or businesses are characterized by different account growth, loan growth and asset quality characteristics. We currently expect continued strong account growth and loan growth in 2001, particularly in the prime and superprime customer markets. Actual growth, however, may vary significantly depending on our actual product mix and the level of attrition in our managed portfolio, which is primarily affected by competitive pressures.

Impact of Delinquencies, Charge-Offs and Attrition

Our earnings are particularly sensitive to delinquencies and charge-offs on our portfolio and to the level of attrition due to competition in the credit card industry. As delinquency levels fluctuate, the resulting amount of past due and overlimit fees, which are significant sources of our revenue, will also fluctuate. Further, the timing of revenues from increasing or decreasing delinquencies precedes the related impact of higher or lower charge-offs that ultimately result from varying levels of delinquencies. Delinquencies and net charge-offs are impacted by general economic trends in consumer credit performance, including bankruptcies, the degree of seasoning of our portfolio and our product mix.

  As of December 31, 2000, we had among the lowest net charge-off rates among the top ten credit card issuers in the United States. We expect delinquencies and charge-offs to increase in the latter half of 2001 due to general economic factors as well as the seasoning of certain of our accounts. We caution that delinquency and charge-off levels are not always predictable and may vary from projections. In the case of an economic downturn or recession, delinquencies and charge-offs are likely to increase more quickly. In addition, competition in the credit card industry, as measured by the volume of mail solicitations, remains very high. Competition can affect our earnings by increasing attrition of our outstanding loans (thereby reducing interest and fee income) and by making it more difficult to retain and attract profitable customers.

Cautionary Factors


The strategies and objectives outlined above, and the other forward-looking statements contained in this section, involve a number of risks and uncertainties. Capital One cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: continued intense competition from numerous providers of products and services which compete with our businesses; with respect to financial and other products, changes in our aggregate accounts or consumer loan balances and the growth rate thereof, including changes resulting from factors such as shifting product mix, amount of our actual marketing expenses and attrition of accounts and loan balances; an increase in credit losses (including increases due to a worsening of general economic conditions); our ability to continue to securitize our credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund our operations and future growth; difficulties or delays in the development, production, testing and marketing of new products or services; losses associated with new products or services or expansion internationally; financial, legal, regulatory or other difficulties that may affect investment in, or the overall performance of, a product or business, including changes in existing laws to regulate further the credit card and consumer loan industry and the financial services industry, in general, including the flexibility of financial services companies to obtain, use and share consumer data; the amount of, and rate of growth in, our expenses (including salaries and associate benefits and marketing expenses) as our business develops or changes or as we expand into new market areas; the availability of capital necessary to fund our new businesses; our ability to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally; our ability to recruit experienced personnel to assist in the management and operations of new products and services; and other factors listed from time to time in the our SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2000 (Part I, Item 1, Risk Factors).

Selected Quarterly Financial Data

                                                     2000                                                 1999
-----------------------------------------------------------------------------------------------------------------------------------
                                   Fourth      Third        Second       First        Fourth       Third        Second       First
(Unaudited)                       Quarter     Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
(In Thousands)
Interest income                 $ 706,235   $  631,713   $ 536,507    $ 515,447    $ 450,604    $ 412,036    $ 377,773    $ 353,071
Interest expense                  247,675      218,843     172,549      161,950      154,798      135,807      128,288      121,989
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income               458,560      412,870     363,958      353,497      295,806      276,229      249,485      231,082
Provision for loan losses         247,226      193,409     151,010      126,525      120,000      114,061       74,301       74,586
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after
 provision for loan losses        211,334      219,461     212,948      226,972      175,806      162,168      175,184      156,496
Non-interest income               872,080      796,469     710,807      655,060      654,623      621,063      572,047      524,626
Non-interest expense              876,516      818,957     742,264      709,920      681,185      629,421      606,137      548,253
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes        206,898      196,973     181,491      172,112      149,244      153,810      141,094      132,869
Income taxes                       78,621       74,850      68,966       65,403       51,372       58,448       53,616       50,490
-----------------------------------------------------------------------------------------------------------------------------------
Net income                      $ 128,277   $  122,123   $ 112,525    $ 106,709    $  97,872    $  95,362    $  87,478    $  82,379
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
 Basic earnings                 $     .65   $      .62   $     .57    $     .54    $     .50    $     .48    $     .44    $     .42
 Diluted earnings                     .61          .58         .54          .51          .47          .45          .41          .39
 Dividends                            .03          .03         .03          .03          .03          .03          .03          .03
Market prices
 High                             73 5/23       71 3/4      53 3/4     48 13/16     54 27/32       57 3/4       60 1/6     51 25/64
 Low                               45 7/8     44 26/43      39/3/8      32 1/16       35 7/8       35 4/5           46      36 5/16
-----------------------------------------------------------------------------------------------------------------------------------
Average common shares (000s)      196,996      196,255     196,012      196,645      197,252      197,423      197,643      197,239
Average common and common
 equivalent shares (000s)         210,395      210,055     208,633      208,710      210,284      210,142      211,499      209,991
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCE SHEET DATA:
(In Millions)
Consumer loans                  $  14,089   $   12,094   $  10,029    $   9,705    $   8,620    $   7,791    $   7,406    $   6,832
Allowance for loan losses            (469)        (415)       (378)        (347)        (312)        (273)        (254)        (239)
Securities                          1,810        1,729       1,666        1,856        2,348        1,898        1,831        2,047
Other assets                        2,530        2,699       2,380        1,825        1,728        1,803        1,663        1,511
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                    $  17,960   $   16,107   $  13,697    $  13,039    $  12,384    $  11,219    $  10,646    $  10,151
-----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing deposits       $   7,156   $    5,788   $   4,495    $   3,894    $   3,649    $   3,002    $   2,271    $   2,101
Other borrowings                    3,290        3,084       2,688        2,505        2,038        1,333        1,600        1,778
Senior and deposit notes            4,085        4,140       3,660        4,019        4,259        4,494        4,621        4,190
Other liabilities                   1,564        1,352       1,228        1,054          945          929          780          780
Stockholders' equity                1,865        1,743       1,626        1,567        1,493        1,461        1,374        1,302
Total liabilities and equity    $  17,960   $   16,107   $  13,697    $  13,039    $  12,384    $  11,219    $  10,646    $  10,151
-----------------------------------------------------------------------------------------------------------------------------------

The above schedule is a tabulation of the Company's unaudited quarterly results for the years ended December 31, 2000 and 1999. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 10,019 and 9,738 common stockholders of record as of December 31, 2000 and 1999, respectively.

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

  The Company assessed its internal controls over financial reporting as of December 31, 2000, in relation to the criteria described in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that as of December 31, 2000, in all material respects, the Company maintained effective internal controls over financial reporting.

/s/ Richard D. Fairbank      /s/ Nigel W. Morris      /s/ David M. Willey
Chairman and Chief           President and Chief      Executive Vice President
Executive Officer            Operating Officer        and Chief Financial
                                                      Officer

Report of Independent Auditors

The Board of Directors and Stockholders
Capital One Financial Corporation

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP

McLean, Virginia
January 16, 2001, except for Note E as
 to which the date is February 6, 2001

Consolidated Balance Sheets

December 31 (Dollars in Thousands, Except Per Share Data)                                                      2000          1999
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks                                                                                $     74,493  $    134,065
Federal funds sold and resale agreements                                                                     60,600
Interest-bearing deposits at other banks                                                                    101,614       112,432
---------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                                                              236,707       246,497
Securities available for sale                                                                             1,696,815     1,856,421
Consumer loans                                                                                           15,112,712     9,913,549
     Less: Allowance for loan losses                                                                       (527,000)     (342,000)
---------------------------------------------------------------------------------------------------------------------------------
Net loans                                                                                                14,585,712     9,571,549
Premises and equipment, net                                                                                 664,461       470,732
Interest receivable                                                                                          82,675        64,637
Accounts receivable from securitizations                                                                  1,143,902       661,922
Other                                                                                                       479,069       464,685
     Total assets                                                                                      $ 18,889,341  $ 13,336,443
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Interest-bearing deposits                                                                              $  8,379,025  $  3,783,809
Other borrowings                                                                                          2,925,938     2,780,466
Senior notes                                                                                              4,050,597     4,180,548
Interest payable                                                                                            122,658       116,405
Other                                                                                                     1,448,609       959,608
     Total liabilities                                                                                   16,926,827    11,820,836
---------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; authorized
     50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized 1,000,000,000 and
     300,000,000 shares, and 199,670,421 issued as of December 31, 2000 and 1999, respectively                1,997         1,997
Paid-in capital, net                                                                                        575,179       613,590
Retained earnings                                                                                         1,471,106     1,022,296
Cumulative other comprehensive income (loss)                                                                  2,918       (31,262)
     Less: Treasury stock, at cost; 2,301,476 and 2,624,006 shares
          as of December 31, 2000 and 1999, respectively                                                    (88,686)      (91,014)
---------------------------------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                                               1,962,514     1,515,607
---------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                                                            $ 18,889,341  $ 13,336,443
---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Year Ended December 31 (In Thousands, Except Per Share Data)          2000          1999           1998
-------------------------------------------------------------------------------------------------------
Interest Income:
Consumer loans, including fees                                  $2,286,774    $1,482,371     $1,003,122
Securities available for sale                                       96,554       105,438         94,436
Other                                                                6,574         5,675         13,978
-------------------------------------------------------------------------------------------------------
 Total interest income                                           2,389,902     1,593,484      1,111,536
-------------------------------------------------------------------------------------------------------

Interest Expense:
Deposits                                                           324,008       137,792         67,479
Other borrowings                                                   202,034       100,392         96,130
Senior notes                                                       274,975       302,698        260,675
-------------------------------------------------------------------------------------------------------
 Total interest expense                                            801,017       540,882        424,284
-------------------------------------------------------------------------------------------------------

Net interest income                                              1,588,885     1,052,602        687,252
Provision for loan losses                                          718,170       382,948        267,028
-------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                870,715       669,654        420,224
-------------------------------------------------------------------------------------------------------

Non-Interest Income:
Servicing and securitizations                                    1,152,375     1,187,098        789,844
Service charges and other customer-related fees                  1,644,264     1,040,944        611,958
Interchange                                                        237,777       144,317         86,481
-------------------------------------------------------------------------------------------------------
 Total non-interest income                                       3,034,416     2,372,359      1,488,283
-------------------------------------------------------------------------------------------------------

Non-Interest Expense:
Salaries and associate benefits                                  1,023,367       780,160        476,389
Marketing                                                          906,147       731,898        446,264
Communications and data processing                                 296,255       264,897        150,220
Supplies and equipment                                             252,937       181,663        112,101
Occupancy                                                          112,667        72,275         45,337
Other                                                              556,284       434,103        234,275
-------------------------------------------------------------------------------------------------------
 Total non-interest expense                                      3,147,657     2,464,996      1,464,586
-------------------------------------------------------------------------------------------------------

Income before income taxes                                         757,474       577,017        443,921
Income taxes                                                       287,840       213,926        168,690
-------------------------------------------------------------------------------------------------------
Net income                                                      $  469,634    $  363,091     $  275,231
-------------------------------------------------------------------------------------------------------
Basic earnings per share                                        $     2.39    $     1.84     $     1.40
-------------------------------------------------------------------------------------------------------
Diluted earnings per share                                      $     2.24    $     1.72     $     1.32
-------------------------------------------------------------------------------------------------------
Dividends paid per share                                        $     0.11    $     0.11     $     0.11
-------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes
in Stockholders' Equity

                                                                                                Cumulative
                                                                                                   Other                  Total
                                                    Common Stock        Paid-In      Retained  Comprehensive Treasury  Stockholders'
(Dollars in Thousands, Except Per Share Data)   Shares        Amount  Capital, Net   Earnings  Income (Loss)    Stock     Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    199,671,690  $   1,997  $512,230      $  425,140   $  2,539   $ (48,647)  $  893,259
Comprehensive income:
 Net income                                                                            275,231                             275,231
 Other comprehensive income,
   net of income tax:
  Unrealized gains on securities,
   net of income taxes of $37,170                                                                  60,648                   60,648
  Foreign currency translation
   adjustments                                                                                     (2,532)                  (2,532)
----------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income                                                                        58,116                   58,116
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       333,347
Cash dividends -- $.11 per share                                                       (20,533)                            (20,533)
Purchases of treasury stock                                                                                   (91,672)     (91,672)
Issuances of common stock                                               35,381                                 26,745       62,126
Exercise of stock options                           4,500              (23,683)                                43,323       19,640
Common stock issuable under incentive plan                              70,038                                              70,038
Other items, net                                   (5,814)               4,201                                               4,201
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    199,670,376     1,997    598,167         679,838     60,655     (70,251)   1,270,406
Comprehensive income:
 Net income                                                                            363,091                             363,091
 Other comprehensive income,
   net of income tax:
  Unrealized losses on securities,
   net of income tax benefits of
    $58,759                                                                                       (95,868)                 (95,868)
  Foreign currency translation
   adjustments                                                                                      3,951                    3,951
----------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive loss                                                                         (91,917)                 (91,917)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       271,174
Cash dividends -- $.11 per share                                                       (20,653)                            (20,653)
Purchases of treasury stock                                                                                  (107,104)    (107,104)
Issuances of common stock                                               (1,628)                                 9,833        8,205
Exercise of stock options                                              (38,422)                                76,508       38,086
Common stock issuable under incentive plan                              49,236                                              49,236
Other items, net                                       45                6,237              20                               6,257
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    199,670,421     1,997    613,590       1,022,296    (31,262)    (91,014)   1,515,607
Comprehensive income:
 Net income                                                                            469,634                             469,634
 Other comprehensive income,
   net of income tax:
  Unrealized gains on securities,
   net of income taxes of $19,510                                                                  31,831                   31,831
  Foreign currency translation
   adjustments                                                                                      2,349                    2,349
----------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income                                                                        34,180                   34,180
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                       503,814
Cash dividends -- $.11 per share                                                       (20,824)                            (20,824)
Purchases of treasury stock                                                                                  (134,619)    (134,619)
Issuances of common stock                                                1,441                                 17,436       18,877
Exercise of stock options                                              (61,261)                               119,511       58,250
Common stock issuable under incentive plan                              17,976                                              17,976
Other items, net                                                         3,433                                               3,433
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                    199,670,421  $  1,997   $575,179      $1,471,106    $ 2,918   $ (88,686)  $1,962,514
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year Ended December 31 (In Thousands)                                         2000          1999          1998
--------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                            $    469,634   $   363,091   $   275,231
Adjustments to reconcile net income to cash
  provided by operating activities:
   Provision for loan losses                                               718,170       382,948       267,028
   Depreciation and amortization, net                                      244,823       172,623       108,173
   Stock compensation plans                                                 17,976        49,236        70,056
   Increase in interest receivable                                         (18,038)      (11,720)         (141)
   (Increase) decrease in accounts receivable from securitizations        (468,205)       65,208      (133,771)
   Increase in other assets                                                (63,538)     (157,685)     (121,951)
   Increase in interest payable                                              6,253        24,768        22,667
   Increase in other liabilities                                           489,001       383,820       293,266
--------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                           1,396,076     1,272,289       780,558
--------------------------------------------------------------------------------------------------------------
Investing Activities:
Purchases of securities available for sale                                (407,572)     (871,355)   (1,251,713)
Proceeds from sales of securities available for sale                       432,203       719,161       112,277
Proceeds from maturities of securities available for sale                  172,889        42,995       606,532
Proceeds from securitizations of consumer loans                          6,142,709     2,586,517     4,616,972
Net increase in consumer loans                                         (12,145,055)   (6,763,580)   (6,144,640)
Recoveries of loans previously charged off                                 239,781       124,673        67,764
Additions of premises and equipment, net                                  (374,018)     (350,987)     (153,024)
--------------------------------------------------------------------------------------------------------------
     Net cash used for investing activities                             (5,939,063)   (4,512,576)   (2,145,832)
--------------------------------------------------------------------------------------------------------------
Financing Activities:
Net increase in interest-bearing deposits                                4,595,216     1,783,830       686,325
Net increase in other borrowings                                           145,214     1,038,010       735,288
Issuances of senior notes                                                  994,176     1,453,059     1,323,700
Maturities of senior notes                                              (1,125,292)   (1,012,639)   (1,218,162)
Dividends paid                                                             (20,824)      (20,653)      (20,533)
Purchases of treasury stock                                               (134,619)     (107,104)      (91,672)
Net proceeds from issuances of common stock                                 21,076        14,028        12,143
Proceeds from exercise of stock options                                     58,250        38,086           629
--------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                           4,533,197     3,186,617     1,427,718
--------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                            (9,790)      (53,670)       62,444
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                             246,497       300,167       237,723
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    236,707   $   246,497   $   300,167
--------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Currencies in Thousands, Except Per Share Data)

Note A
--------------------------------------------------------------------------------

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

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks. Cash paid for interest for the years ended December 31, 2000, 1999 and 1998, was $794,764, $516,114 and $401,095, respectively. Cash paid for income taxes for the years ended December 31, 2000, 1999 and 1998, was $237,217, $216,438 and $202,112,
respectively.

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

Consumer Loans

The Company recognizes finance charges and fee income on loans according to the contractual provisions of the credit agreements. When, based on historic performance of the portfolio, payment in full of finance charge and fee income is not expected, the estimated uncollectible portion of previously accrued amounts are reversed against current period income. Annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Deferred fees (net of deferred costs) were $237,513 and $243,172 as of December 31, 2000 and 1999, respectively. The Company charges off credit card loans (net of any collateral) at 180 days past the due date. Bankrupt consumers' accounts are generally charged off within thirty days of receipt of the bankruptcy petition.

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


Securitizations

The Company sells consumer loan receivables in securitization transactions accounted for as sales. Securitization involves the transfer by the Company of a pool of loan receivables to an entity created for securitizations, generally a trust or other special purpose entity (the "trusts"). Certificates representing beneficial interests in the receivables are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale. The securitization generally results in the removal of the receivables, other than retained interests, from the Company's balance sheet for financial and regulatory accounting purposes.

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), the Company records gains or losses on the securitization of consumer loan receivables on the date of sale based on the estimated fair value of assets sold and retained and liabilities incurred in the sale and are included in servicing and securitizations income. The Company's retained interests in the securitized assets include "interest only"("I/O") strips, subordinated interests in the transferred receivables and cash collateral accounts. The servicing revenues associated with transferred receivables adequately compensate the Company for servicing the accounts. Accordingly, no servicing asset or liability has been recorded. The Company's retained interests are generally restricted or subordinated to investors' interests and their value is subject to substantial credit, prepayment and interest rate risks on the transferred financial assets. The investors and the trusts have no recourse to the Company's other assets for failure of debtors to pay when due.

  The Company estimates the fair value of the I/O strip based on the present value of the estimated excess of finance charges and past-due fees over the sum of the return paid to certificateholders, estimated contractual servicing fees and credit losses. The I/O strip is carried at fair value in accounts receivable from securitizations, with changes in the fair value, except for declines in fair value that are other than temporary, reported as a component of cumulative other comprehensive income in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Certain estimates inherent in the determination of the fair value of the I/O strip are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term.

  Subordinated interests in the transferred receivables and cash collateral accounts serve as forms of credit enhancement for investor interests in securitization transactions. Subordinated interests in the transferred receivables and cash collateral accounts are carried at cost, which approximates fair value.

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

  Swap agreements involve the periodic exchange of payments over the life of the agreements. Amounts paid or received on interest rate and currency swaps are recorded on an accrual basis as an adjustment to the related income or expense of the item to which the agreements are designated. As of December 31, 2000 and 1999, the related amounts payable to counterparties were $26,727 and $4,748, respectively. Changes in the fair value of interest rate swaps are not reflected in the accompanying financial statements, where designated to existing or anticipated assets or liabilities and where swaps effectively modify or reduce interest rate sensitivity.

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

  Realized and unrealized gains or losses at the time of termination, sale or repayment of a derivative financial instrument are recorded in a manner consistent with its original designation. Amounts are deferred and amortized as an adjustment to the related income or expense over the original period of exposure, provided the designated asset or liability continues to exist, or in the case of anticipated transactions, is probable of occurring. Realized and unrealized changes in the fair value of swaps or f/x contracts, designated with items that no longer exist or are no longer probable of occurring, are recorded as a component of the gain or loss arising from the disposition of the designated item.

  Interest rate and foreign currency exchange rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonperformance by counterparties. In the event of nonperformance by the counterparties, the Company's credit exposure on derivative financial instruments is equal to the gross unrealized gains on the outstanding contracts. At December 31, 2000 and 1999, the gross unrealized gains in the portfolio were $23,890 and $83,314, respectively. The Company actively monitors the credit ratings of its counterparties. Under the terms of certain swaps, each party may be required to pledge collateral if the market value of the swaps exceeds an amount set forth in the agreement or in the event of a change in its credit rating. At December 31, 2000 and 1999, $55,364 and $58,717, respectively, of such collateral had been pledged to the Company.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed generally by the straight-line method over the estimated useful lives of the assets. Useful lives for premises and equipment are as follows: buildings and improvements -- 5-39 years; furniture and equipment -- 3-10 years; computers and software -- 3 years.

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

Comprehensive Income

As of December 31, 2000 and 1999, cumulative other comprehensive income, net of tax, consisted of $777 and $32,608 in net unrealized losses on securities and $3,695 and $1,346 in foreign currency translation adjustments, respectively. As of December 31, 1998, cumulative other comprehensive income, net of tax, consisted of $63,260 in net unrealized gains on securities and $(2,605) in foreign currency translation adjustments. As of December 31, 2000, the net unrealized loss on securities was comprised of $18,332 of gross unrealized losses and $17,075 of gross unrealized gains. As of December 31, 1999, substantially all of the net unrealized loss on securities was comprised of gross unrealized losses.

Segments

The Company maintains three distinct business segments: lending, telecommunications and "other." The lending segment is comprised primarily of credit card lending activities. The telecommunications segment consists primarily of direct marketing wireless service. "Other" consists of various non-lending new business initiatives, none of which exceed the quantitative thresholds for reportable segments in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

  The accounting policies of these reportable segments are the same as those described above. Management measures the performance of its business segments and makes resource allocation decisions based upon several factors, including income before taxes, less indirect expenses. Lending is the Company's only reportable business segment, based on the definitions provided in SFAS 131. Substantially all of the Company's reported assets, revenues and income are derived from the lending segment in all periods presented.

  All revenue is generated from external customers and is predominantly derived in the United States. Revenues and operating losses from international operations comprised less than 6% and 9%, and 6% and 7%, of total managed revenues and operating income for the years ended December 31, 2000 and 1999, respectively.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 was subsequently amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 133, SFAS No. 137 and SFAS No. 138 (all together "SFAS 133 as amended") will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 as amended is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Adoption of SFAS 133 as amended on January 1, 2001 will result in an increase in cumulative other comprehensive income of $27,222, net of taxes of $16,685.

  In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125" ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures. The disclosure requirements and collateral provisions of SFAS 140 are effective for fiscal years ending after December 15, 2000, while the other provisions of the new standard apply prospectively to transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS 140 is not expected to have a material effect on the Company's financial position or the results of operations.

Note B
--------------------------------------------------------------------------------------------------------------------------------

SECURITIES AVAILABLE FOR SALE

Securities available for sale as of December 31, 2000, 1999 and 1998 were as follows:

                                                                                     Maturity Schedule
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Market     Amortized
                                                     1 Year            1-5        5-10      Over 10          Value          Cost
                                                    or Less          Years       Years        Years         Totals        Totals
--------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
U.S. Treasury and other U.S.
  government agency obligations                   $ 283,607     $  893,745    $ 10,702                 $ 1,188,054   $ 1,178,386
Collateralized mortgage obligations                                             20,867    $ 391,240        412,107       414,770
Mortgage backed securities                            3,752                     11,420       61,648         76,820        74,695
Other                                                16,260          1,380         343        1,851         19,834        19,986
--------------------------------------------------------------------------------------------------------------------------------
Total                                             $ 303,619     $  895,125    $ 43,332    $ 454,739     $1,696,815    $1,687,837
--------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
Commercial paper                                  $  24,927                                             $   24,927    $   24,927
U.S. Treasury and other U.S.
  government agency obligations                     437,697     $1,014,335                               1,452,032     1,471,783
Collateralized mortgage obligations                                           $ 37,421    $ 299,846        337,267       345,619
Mortgage backed securities                                           5,293      13,828                      19,121        19,426
Other                                                19,443          1,361         441        1,829         23,074        23,254
--------------------------------------------------------------------------------------------------------------------------------
Total                                             $ 482,067     $1,020,989    $ 51,690    $ 301,675     $1,856,421    $1,885,009
--------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
Commercial paper                                  $ 117,395                                             $  117,395    $  117,395
U.S. Treasury and other U.S.
  government agency obligations                     125,831     $1,072,109    $ 17,051                   1,214,991     1,196,313
Collateralized mortgage obligations                                             25,877    $ 401,443        427,320       426,485
Mortgage backed securities                                           8,337                    7,265         15,602        15,210
Other                                                    76          1,360         589       19,454         21,479        21,356
--------------------------------------------------------------------------------------------------------------------------------
Total                                             $ 243,302     $1,081,806    $ 43,517    $ 428,162     $1,796,787    $1,776,759
--------------------------------------------------------------------------------------------------------------------------------

                                                                                   Weighted Average Yields
                                                                ---------------------------------------------
                                                                   1 Year          1-5      5-10    Over 10
                                                                  or Less        Years     Years      Years
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
U.S. Treasury and other U.S.
  government agency obligations                                      5.48%        6.05%     7.04%
Collateralized mortgage obligations                                                         7.04       6.35%
Mortgage backed securities                                           5.02                   6.77       7.04
Other                                                                6.09         3.93      6.47       6.89
Total                                                                5.50%        6.05%     6.95%      6.44%
-------------------------------------------------------------------------------------------------------------

  Weighted average yields were determined based on amortized cost.

Note C
--------------------------------------------------------------------------------

ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses:

Year Ended December 31                                                           2000        1999        1998
-------------------------------------------------------------------------------------------------------------
Balance at beginning
  of year                                                                   $ 342,000  $  231,000   $ 183,000
Provision for loan losses                                                     718,170     382,948     267,028
Acquisitions/other                                                               (549)      3,522       7,503
Charge-offs                                                                  (772,402)   (400,143)   (294,295)
Recoveries                                                                    239,781     124,673      67,764
-------------------------------------------------------------------------------------------------------------
Net charge-offs                                                              (532,621)   (275,470)   (226,531)
-------------------------------------------------------------------------------------------------------------
Balance at end of year                                                      $ 527,000  $  342,000   $ 231,000
-------------------------------------------------------------------------------------------------------------

Note D
--------------------------------------------------------------------------------

PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 2000 and 1999 were as follows:

December 31                                                                                  2000        1999
-------------------------------------------------------------------------------------------------------------
Land                                                                                   $   10,917   $  10,168
Buildings and improvements                                                                279,979     197,434
Furniture and equipment                                                                   621,404     448,742
Computer software                                                                         140,712      86,626
In process                                                                                104,911      54,874
-------------------------------------------------------------------------------------------------------------
                                                                                        1,157,923     797,844
Less: Accumulated depreciation
 and amortization                                                                        (493,462)   (327,112)
-------------------------------------------------------------------------------------------------------------
Total premises and equipment, net                                                      $  664,461   $ 470,732
-------------------------------------------------------------------------------------------------------------

  Depreciation and amortization expense was $180,289, $122,778 and $75,005 for the years ended December 31, 2000, 1999 and 1998, respectively.


Note E
--------------------------------------------------------------------------------

BORROWINGS

Borrowings as of December 31, 2000 and 1999 were as follows:


                                  2000                     1999
--------------------------------------------------   --------------------------------
                                          Weighted                 Weighted
                                           Average                 Average
                             Outstanding    Rate     Outstanding     Rate
-------------------------------------------------------------------------------------
INTEREST-BEARING
DEPOSITS                      $8,379,025    6.67%     $3,783,809      5.34%
-------------------------------------------------------------------------------------
OTHER BORROWINGS
Secured borrowings            $1,773,450    6.76%     $1,344,790      6.65%
Junior subordinated
capital income
securities                        98,436    8.31          98,178      7.76
Federal funds purchased
and resale agreements          1,010,693    6.58       1,240,000      5.84
Other short-term
   borrowings                     43,359    6.17          97,498      3.97
-------------------------------------------------------------------------------------
Total                         $2,925,938              $2,780,466
-------------------------------------------------------------------------------------
SENIOR NOTES
Bank -- fixed rate            $3,154,555    6.98%     $3,409,652      6.71%
Bank -- variable rate            347,000    7.41         221,999      6.74
Corporation                      549,042    7.20         548,897      7.20
-------------------------------------------------------------------------------------
Total                         $4,050,597              $4,180,548
-------------------------------------------------------------------------------------

Interest-bearing Deposits

As of December 31, 2000, the aggregate amount of interest-bearing deposits with accounts equal to or exceeding $100 was $3,697,888.

Secured Borrowings

Capital One Auto Finance Corporation (formerly Summit Acceptance Corporation), a subsidiary of the Company, currently maintains three agreements to transfer pools of consumer loans. The agreements were entered into in December 2000, May 2000 and May 1999, relating to the transfer of pools of consumer loans totaling $425,000, $325,000 and $350,000, respectively. Proceeds from the transfers were recorded as secured borrowings. Principal payments on the borrowings are based on principal collections net of losses on the transferred consumer loans. The borrowings accrue interest based on commercial paper rates and mature between June 2006 and October 2007, or earlier depending upon the repayment of the underlying consumer loans. At December 31, 2000, and 1999, $870,185 and $290,065, respectively, of the secured borrowings were outstanding.

     In October 1999, the Bank entered into a (Pounds)750,000 revolving credit facility collateralized by a security interest in certain consumer loan assets of the Company. Interest on the facility is based on commercial paper rates or London InterBank Offering Rates ("LIBOR"). The facility matures in 2001. At December 31, 2000, (Pounds)600,000 ($895,800 equivalent) was outstanding under the facility.

Junior Subordinated Capital Income Securities

In January 1997, Capital One Capital I, a subsidiary of the Bank created as a Delaware statutory business trust, issued $100,000 aggregate amount of Floating Rate Junior Subordinated Capital Income Securities that mature on February 1, 2027. The securities represent a preferred beneficial interest in the assets of the trust.

Other Short-Term Borrowings

In August 2000, the Bank entered into a multicurrency revolving credit facility (the "Multicurrency Facility"). The Multicurrency Facility is intended to finance the Company's business in the United Kingdom and is comprised of two Tranches, each in the amount of Euro 300,000 ($270,800 equivalent based on the exchange rate at closing). The Tranche A facility is intended for general corporate purposes whereas the Tranche B facility is intended to replace and extend the Corporation's prior credit facility for U.K. pounds sterling and Canadian dollars, which matured on August 29, 2000. All borrowings under the Multicurrency Facility are based on varying terms of LIBOR. The Corporation serves as guarantor of all borrowings under the Multicurrency Facility. In October 2000, the Bank's subsidiary, Capital One Bank Europe plc, replaced the Bank as a borrower under the Bank's guarantee. Tranche A of the commitment terminates on August 9, 2001, and Tranche B of the commitment terminates August 9, 2004. As of December 31, 2000, the Company had no outstandings under the Multicurrency Facility.

     In August 2000, the Company entered into four bilateral revolving credit facilities with different lenders (the "Bilateral Facilities"). The Bilateral Facilities were entered into to finance the Company's business in Canada and for general corporate purposes. Two of the Bilateral Facilities are for Capital One Inc., guaranteed by the Corporation, and are each in the amount of C$100,000 ($67,400 equivalent based on the exchange rate at closing) with interest rates based on varying terms of the lenders' cost of funds. The other two Bilateral Facilities are for the Corporation in the amount of $70,000 and $30,000 with interest rates based on varying terms of LIBOR. In February 2001, the two Bilateral Facilities for Capital One Inc. were terminated. The two remaining Bilateral Facilities will terminate on August 10, 2001. As of December 31, 2000, the Company had $36,689 outstanding under the Bilateral Facilities.

     In May 1999, the Company entered into a four-year, $1,200,000 unsecured revolving credit arrangement (the "Credit Facility"). The Credit Facility is comprised of two tranches: a $810,000 Tranche A facility available to the Bank and the Savings Bank, including an option for up to $250,000 in multicurrency availability, and a $390,000 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $150,000 in multicurrency availability. Each tranche under the facility is structured as a four-year commitment and is available for general corporate purposes. All borrowings under the Credit Facility are based on varying terms of LIBOR. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but which have not been paid. Any borrowings under the Credit Facility will mature on May 24, 2003; however, the final maturity of each tranche may be extended for three additional one-year periods with the lenders' consent. As of December 31, 2000 and 1999, the Company had no outstandings under the Credit Facility.

Bank Notes

In June 2000, the Bank entered into a Global Bank Note Program, from which it may issue and sell up to a maximum of U.S. $5,000,000 aggregate principal amount (or the equivalent thereof in other currencies) of senior global bank notes and subordinated global bank notes with maturities from 30 days to 30 years. This Global Bank Note Program must be renewed annually. As of December 31, 2000, the Bank had $994,794 outstanding with maturities of three and five years. On February 6, 2001, the Bank also issued a $1,250,000 five-year fixed rate senior bank note under the program. The Company has historically issued senior unsecured debt of the Bank through its Domestic Bank Note Program. Under this bank note program, the Bank from time to time may issue senior bank notes at fixed or variable rates tied to LIBOR with maturities from thirty days to thirty years. The aggregate principal amount available for issuance under the program is $8,000,000 (of which, up to $200,000 may be subordinated bank notes). As of December 31, 2000 and 1999, there were $2,501,761 and $3,626,651 outstanding under the Domestic Bank Note Program, with no subordinated bank notes issued or outstanding.

     The Bank has established a program for the issuance of debt instruments to be offered outside of the United States. Under this program, the Bank from time to time may issue instruments in the aggregate principal amount of $1,000,000 equivalent outstanding at any one time ($5,000 outstanding as of December 31, 2000 and 1999). Instruments under this program may be denominated in any currency or currencies. The Bank did not renew this program in 2000 and it is no longer available for issuances.

     The Corporation has three shelf registration statements under which the Corporation from time to time may offer and sell (i) senior or subordinated debt securities, consisting of debentures, notes and/or other unsecured evidences,
(ii) preferred stock, which may be issued in the form of depository shares evidenced by depository receipts and (iii) common stock. The amount of securities registered is limited to a $1,550,000 aggregate public offering price or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Corporation. At December 31, 2000, the Corporation had existing unsecured senior debt outstanding under the shelf registrations of $550,000 including $125,000 maturing in 2003, $225,000 maturing in 2006, and
$200,000 maturing in 2008. In January 2001, the Corporation also issued 6,750,390 shares of common stock in a public offering under the shelf registrations. The net proceeds from the issuance were $412,786. Proceeds from the sale of stock are to be used for general corporate purposes.

     Interest-bearing deposits, other borrowings and senior notes as of December 31, 2000, mature as follows:

          Interest-bearing           Other
                  Deposits      Borrowings  Senior Notes     Total
--------------------------------------------------------------------------------
2001            $4,094,147      $2,205,158   $  665,000   $ 6,964,305
2002             1,323,608         241,452      532,620     2,097,680
2003               817,722         209,573    1,105,689     2,132,984
2004               604,712         125,352      295,000     1,025,064
2005             1,234,959          45,967      811,294     2,092,220
Thereafter         303,877          98,436      640,994     1,043,307
--------------------------------------------------------------------------------
Total           $8,379,025      $2,925,938   $4,050,597   $15,355,560
--------------------------------------------------------------------------------

Note F
--------------------------------------------------------------------------------

ASSOCIATE BENEFIT AND STOCK PLANS

     The Company sponsors a contributory Associate Savings Plan in which substantially all full-time and certain part-time associates are eligible to participate. The Company makes contributions to each eligible employee's account, matches a portion of associate contributions and makes discretionary contributions based upon the Company meeting a certain earnings per share target. The Company's contributions to this plan were $44,486, $27,157 and $16,357 for the years ended December 31, 2000, 1999 and 1998, respectively.

     The Company has five stock-based compensation plans. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's fixed stock options, since the exercise price of all options equals or exceeds the market price of the underlying stock on the date of grant, nor for the Associate Stock Purchase Plan (the "Purchase Plan"), which is considered to be noncompensatory. For the performance-based option grants discussed below, compensation cost is measured as the difference between the exercise price and the target stock price required for vesting and is recognized over the estimated vesting period. The Company recognized $10,994, $44,542 and $70,038 of compensation cost relating to its associate stock plans for the years ended December 31, 2000, 1999 and 1998, respectively.

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

Year Ended December 31                     2000       1999      1998
--------------------------------------------------------------------------------
ASSUMPTIONS

Dividend yield                             .21%       .24%      .32%

Volatility factors of expected
 market price of stock                      49%        45%       40%

Risk-free interest rate                   6.09%      5.29%     5.44%
Expected option lives
(in years)                                 4.5        5.4       5.2

PRO FORMA INFORMATION
Net income                            $412,987   $325,701  $287,637
Basic earnings per share              $   2.10   $   1.65  $   1.46
Diluted earnings per share            $   1.97   $   1.55  $   1.38
--------------------------------------------------------------------------------

     Under the 1994 Stock Incentive Plan, the Company has reserved 45,112,640 common shares as of December 31, 2000, for issuance in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and incentive stock. The exercise price of each stock option issued to date equals or exceeds the market price of the Company's stock on the date of grant. Each option's maximum term is ten years. The number of shares available for future grants was 1,221,281, 2,191,884 and 2,178,669 as of December 31, 2000, 1999 and 1998, respectively. Other than the performance-based options discussed below, options generally vest annually or on a fixed date over three years and expire beginning November 2004.

     In April 1999, the Company established the 1999 Stock Incentive Plan. Under the plan, the Company has reserved 600,000 common shares for issuance in the form of nonstatutory stock options. The exercise price of each stock option equals or exceeds the market price of the Company's stock on the date of grant. The maximum term of each option is ten years. As of December 31, 2000 and 1999, the number of shares available for future grant was 294,800 and 283,800, respectively. All options granted under the plan to date were granted on April 29, 1999, and expire on April 29, 2009. These options vested immediately upon the optionee's execution of an intellectual property protection agreement with the Company.

     In May 2000, the Company's Board of Directors approved a special stock option grant to certain members of the Company's management. This grant was composed of 1,690,380 options to all managers, excluding the Company's Chief Executive Officer and Chief Operating Officer, at the fair market value on the date of grant. All options under this grant will vest ratably over three years.

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

     In June 1998, the Company's Board of Directors approved a grant to executive officers ("EntrepreneurGrant III"). This grant consisted of 2,611,896 performance-based options granted to certain key managers (including 2,000,040 options to the Company's CEO and COO), which were approved by the stockholders in April 1999, at the then market price of $33.77 per share. The Company's CEO and COO gave up 300,000 and 200,010 vested options (valued at $8,760 in total), respectively, in exchange for their EntrepreneurGrant III options. Other executive officers gave up future cash compensation for each of the next three years in exchange for the options. These options vested in September 2000 when the market price of the Company's stock remained at or above $58.33 for at least ten trading days in a thirty consecutive calendar day period.

     In April 1998, upon stockholder approval, a 1997 stock option grant to senior management ("EntrepreneurGrant II") became effective at the December 18, 1997 market price of $16.25 per share. This grant included 3,429,663 performance-based options granted to certain key managers (including 2,057,265 options to the Company's CEO and COO), which vested in April 1998 when the market price of the Company's stock remained at or above $28.00 for at least ten trading days in a thirty consecutive calendar day period. The grant also included 671,700 options that vested in full on December 18, 2000.

     In April 1999 and 1998, the Company granted 1,045,362 and 1,335,252 options, respectively, to all associates not granted options in the EntrepreneurGrant II or EntrepreneurGrant IV. Certain associates were granted options in exchange for giving up future compensation. Other associates were granted a set number of options. These options were granted at the then market price of $56.46 and $31.71 per share, respectively, and vest, in full, on April 29, 2002, and April 30, 2001, respectively, or immediately upon a change in control of the Company.

     The Company maintains two non-associate directors stock incentive plans, the 1995 Non-Employee Directors Stock Incentive Plan and the 1999 Non-Employee Directors Stock Incentive Plan. The 1995 plan originally authorized 1,500,000 shares of the Company's common stock for the automatic grant of restricted stock and stock options to eligible members of the Company's Board of Directors. However, in April 1999, the Company terminated the 1995 plan. The options vest after one year and their maximum term is ten years. The exercise price of each option equals the market price of the Company's stock on the date of grant. As of December 31, 2000, there was no outstanding restricted stock under this plan.

     In April 1999, the Company established the 1999 Non-Employee Directors Stock Incentive Plan. The plan authorizes a maximum of 525,000 shares of the Company's common stock for the grant of nonstatutory stock options to eligible members of the Company's Board of Directors. In April 1999, all non-employee directors of the Company were given the option to receive performance-based options under this plan in lieu of their annual cash retainer and their time-vesting options for 1999, 2000 and 2001. As a result, 497,490 performance-based options were granted to the non-employee directors of the Company. The options vest in full if, on or before June 15, 2002, the market value of the Company's stock equals or exceeds $100 per share for ten trading days in a thirty consecutive calendar day period. All options vest immediately upon a change of control of the Company. As of December 31, 2000, 27,510 shares were available for grant under this plan. All options under this plan have a maximum term of ten years. The exercise price of each option equals or exceeds the market price of the Company's stock on the date of grant.

     A summary of the status of the Company's options as of December 31, 2000, 1999 and 1998, and changes for the years then ended is presented below:

                                                         2000                         1999                            1998
------------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted-                      Weighted-                       Weighted-
                                                              Average                        Average                         Average
                                             Options   Exercise Price     Options     Exercise Price      Options     Exercise Price
                                               (000s)       Per Share       (000s)         Per Share        (000s)         Per Share
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              37,058           $27.24      29,139             $15.99       21,375             $ 9.22
 Granted                                       4,063            51.14      10,541              55.71       10,350              27.97
 Exercised                                    (3,330)           12.20      (2,111)             11.44       (2,226)              6.76
 Canceled                                     (1,102)           49.79        (511)             38.17         (360)             17.32
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                    36,689           $30.57      37,058             $27.24       29,139             $15.99
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                    22,108           $16.48      19,635             $12.16       17,898             $10.16
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of
 options granted during the year                               $23.41                         $25.92                          $11.82
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding as of December 31, 2000:

                                                         Options Outstanding                                Options Exercisable

                                           ----------------------------------------------------    -------------------------------
                                                Number     Weighted-Average    Weighted-Average         Number    Weighted-Average
                                           Outstanding        Remaining          Exercise Price    Exercisable      Exercise Price
Range of Exercise Prices                       (000s)      Contractual Life           Per Share          (000s)          Per Share
----------------------------------------------------------------------------------------------------------------------------------
$4.31-$6.46                                    3,504              3.89 years             $ 5.39          3,504              $ 5.39
$6.47-$9.70                                      317              4.99                     8.05            317                8.05
$9.71-$14.56                                   9,590              5.00                    10.29          9,590               10.29
$14.57-$21.85                                  3,865              6.96                    16.08          3,865               16.08
$21.86-$32.79                                  1,212              7.38                    31.66            140               31.38
$32.80-$49.20                                  7,652              8.12                    39.73          4,235               35.94
$49.21-$60.00                                 10,549              8.55                    56.60            457               55.74
----------------------------------------------------------------------------------------------------------------------------------

     Under the Company's Purchase Plan, associates of the Company are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 1% of monthly base pay. To date, the amounts deducted are applied to the purchase of unissued common or treasury stock of the Company at 85% of the current market price. Shares may also be acquired on the market. An aggregate of three million common shares has been authorized for issuance under the Purchase Plan, of which 929,084 shares were available for issuance as of December 31, 2000.

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

     In July 1997, the Company's Board of Directors voted to repurchase up to six million shares of the Company's common stock to mitigate the dilutive impact of shares issuable under its benefit plans, including its Purchase Plan, dividend reinvestment plan and stock incentive plans. In July 1998 and February 2000, the Company's Board of Directors voted to increase this amount by 4.5 million and 10 million shares, respectively, of the Company's common stock. For the years ended December 31, 2000, 1999 and 1998, the Company repurchased 3,028,600, 2,250,000 and 2,687,400 shares, respectively, under this program. Certain treasury shares have been reissued in connection with the Company's benefit plans.

Note G
--------------------------------------------------------------------------------

OTHER NON-INTEREST EXPENSE

Year Ended December 31            2000      1999      1998
--------------------------------------------------------------------------------
Professional services         $163,905  $145,398  $ 66,591
Collections                    156,592   101,000    59,503
Bankcard association
 assessments                    51,726    33,301    23,163
Fraud losses                    53,929    22,476    10,278
Other                          130,132   131,928    74,740
--------------------------------------------------------------------------------
Total                         $556,284  $434,103  $234,275
--------------------------------------------------------------------------------

Note H
--------------------------------------------------------------------------------

INCOME TAXES


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 1999 were as follows:

December 31                                    2000       1999
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
    Allowance for loan losses              $155,218   $117,375
    Finance charge, fee and other
      income receivables                    171,516    111,599
    Stock incentive plan                     56,615     51,680
    Foreign taxes                            12,366
    State taxes, net of federal benefit      18,560     15,131
    Other                                    79,379     43,495
--------------------------------------------------------------------------------
Subtotal                                    493,654    339,280
    Valuation allowance                     (35,642)   (20,763)
--------------------------------------------------------------------------------
Total deferred tax assets                   458,012    318,517

DEFERRED TAX LIABILITIES:
    Securitizations                          38,307     44,557
    Deferred revenue                        222,106     97,397
    Other                                    39,591     17,110
Total deferred tax liabilities              300,004    159,064
--------------------------------------------------------------------------------
Net deferred tax assets before
    unrealized losses on securities
    available for sale                      158,008    159,453
Unrealized losses on securities
    available for sale                          478     13,369
--------------------------------------------------------------------------------
Net deferred tax assets                    $158,486   $172,822
--------------------------------------------------------------------------------

     During 2000, the Company increased its valuation allowance by $14,879 for certain state and international loss carryforwards generated during the year.

     Significant components of the provision for income taxes attributable to continuing operations were as follows:

Year Ended December 31        2000      1999       1998
--------------------------------------------------------------------------------
Federal taxes             $284,661  $232,910   $244,536
State taxes                    578       754        471
International taxes          1,156
Deferred income taxes        1,445   (19,738)   (76,317)
--------------------------------------------------------------------------------
Income taxes              $287,840  $213,926   $168,690
--------------------------------------------------------------------------------

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense was:


Year Ended December 31                   2000       1999       1998
--------------------------------------------------------------------------------
Income tax at statutory
  federal tax rate                      35.00%     35.00%     35.00%
Other                                    3.00       2.07       3.00
--------------------------------------------------------------------------------
Income taxes                            38.00%     37.07%     38.00%
--------------------------------------------------------------------------------


Note I
--------------------------------------------------------------------------------

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31
(Shares in Thousands)                                                                          2000       1999       1998
-------------------------------------------------------------------------------------------------------------------------
NUMERATOR:
Net income                                                                                 $469,634   $363,091   $275,231
-------------------------------------------------------------------------------------------------------------------------
DENOMINATOR:
Denominator for basic
  earnings per share --
  Weighted-average shares                                                                   196,478    197,594    196,769
-------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
  Stock options                                                                              12,971     13,089     11,990
  Restricted stock                                                                                                      6
-------------------------------------------------------------------------------------------------------------------------
Dilutive potential
  common shares                                                                              12,971     13,089     11,996
Denominator for diluted
  earnings per share --
  Adjusted weighted-
  average shares                                                                            209,449    210,683    208,765
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                   $   2.39   $   1.84   $   1.40
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                                 $   2.24   $   1.72   $   1.32
-------------------------------------------------------------------------------------------------------------------------

     Options to purchase approximately 5,496,000, 5,200,000 and 6,436,000 shares of common stock during 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

Note J
--------------------------------------------------------------------------------

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

  The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." To be categorized as "well-capitalized," the Bank and the Savings Bank must maintain minimum capital ratios as set forth in the following table. As of December 31, 2000, there were no conditions or events since the notifications discussed above that management believes would have changed either the Bank or the Savings Bank's capital category.

                                              To Be "Well-
                                              Capitalized"
                               Minimum For    Under Prompt
                                   Capital      Corrective
                                  Adequacy          Action
                       Ratios     Purposes      Provisions
--------------------------------------------------------------------------------
DECEMBER 31, 2000
Capital One Bank
 Tier 1 Capital          9.30%      4.00%           6.00%
 Total Capital          11.38       8.00           10.00
--------------------------------------------------------------------------------
 Tier 1 Leverage        10.02       4.00            5.00
Capital One, F.S.B.
 Tier 1 Capital          8.24%      4.00%           6.00%
 Total Capital          10.90       8.00           10.00
 Tier 1 Leverage         6.28       4.00            5.00
--------------------------------------------------------------------------------
DECEMBER 31, 1999
Capital One Bank
 Tier 1 Capital         10.64%      4.00%           6.00%
 Total Capital          13.11       8.00           10.00
 Tier 1 Leverage        11.13       4.00            5.00
--------------------------------------------------------------------------------
Capital One, F.S.B.
 Tier 1 Capital          9.06%      4.00%           6.00%
 Total Capital          10.69       8.00           10.00
 Tier 1 Leverage         8.08       4.00            5.00
--------------------------------------------------------------------------------

     In August 2000, the Bank received regulatory approval and established a subsidiary bank in the United Kingdom. In connection with the approval of its former branch office in the United Kingdom, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch or subsidiary bank in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 2000 and 1999, the Company's Tier 1 Leverage ratio was 11.14% and 12.79%, respectively.

     Additionally, certain regulatory restrictions exist that limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 2000, retained earnings of the Bank and the Savings Bank of $209,000 and $35,900, respectively, were available for payment of dividends to the Corporation without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least thirty days advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

Note K
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES


As of December 31, 2000, the Company had outstanding lines of credit of approximately $87,500,000 committed to its customers.

Of that total commitment, approximately $58,000,000 was unused. While this amount represented the total available lines of credit to customers, the Company has not experienced, and does not anticipate, that all of its customers will exercise their entire available line at any given point in time. The Company generally has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     Certain premises and equipment are leased under agreements that expire at various dates through 2015, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total expenses amounted to $66,108, $37,685 and $18,242 for the years ended December 31, 2000, 1999 and 1998 respectively.

     Future minimum rental commitments as of December 31, 2000, for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

--------------------------------------------------------------------------------
2001                                         $  54,439
2002                                            56,930
2003                                            50,928
2004                                            33,467
2005                                            29,146
Thereafter                                      88,056
Total                                        $ 312,966
--------------------------------------------------------------------------------

     In December 2000, the Company entered into a 10-year agreement for the lease of a headquarters building being constructed in McLean, Virginia. Monthly rents will commence upon completion, which is expected in December 2002. The Company guarantees a residual value of up to approximately 72% of the estimated $159,500 cost of the buildings in the lease agreement.

     In 1999, the Company entered into two three-year agreements for the lease of four facilities located in Tampa, Florida and Federal Way, Washington. Monthly rent commences upon completion of each of the buildings. At December 31, 2000, the construction of two of the facilities has been completed and rent payments have commenced. The Company has a one year renewal option under the terms of the leases. The Company guarantees a residual value to the lessor of up to approximately 85% of the cost of the buildings in the lease agreement.

     In 1998, the Company entered into a five-year lease of five facilities in Tampa, Florida and Richmond, Virginia. The Company has two one-year renewal options under the terms of the lease. If, at the end of the lease term, the Company does not purchase all of the properties, the Company guarantees a residual value to the lessor of up to approximately 84% of the costs of the buildings.

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

     Subsequently, the Bank moved for summary judgment on the two remaining counts and for a ruling that a class cannot be certified in this case. The motion for summary judgment was granted in favor of the Bank on both counts, but the plaintiffs were granted leave to amend their complaint. Plaintiffs have filed an Amended Complaint, to which the Bank filed demurrers and motions to strike; those responses are pending before the court.

     Because no specific measure of damages is demanded in the complaint of the California case and the trial court entered judgment in favor of the Bank early in the case, an informed assessment of the ultimate outcome of this case cannot be made at this time. Management believes, however, that there are meritorious defenses to this lawsuit and intends to defend it vigorously.

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

Note L
--------------------------------------------------------------------------------


RELATED PARTY TRANSACTIONS

In the ordinary course of business, executive officers and directors of the Company may have consumer loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans to unrelated persons and do not involve more than the normal risk of collectibility.

Note M
--------------------------------------------------------------------------------


SECURITIZATIONS

During 2000 and 1999, the Company transferred $6,142,709 ($141,140 international) and $2,586,517 ($47,642 international), respectively, of consumer loan receivables in securitization transactions accounted for as sales in accordance with the provisions of SFAS 125. At December 31, 2000, the fair value of the retained interests relating to securitizations of consumer loan receivables totaled $408,447.

  The key assumptions used in determining the fair value of retained interests at December 31, 2000, included a weighted average charge-off rate of 4%, an average prepayment rate of 16%, an average life for receivables of seven months and a discount rate of 12%. The fair value of the Company's retained interests at December 31, 2000, would decrease by $16,733, $5,912 and $245 from a 10% adverse change in the assumed charge-off rate, prepayment rate and discount rate, respectively. The fair value of the Company's retained interests at December 31, 2000, would decrease by $33,467, $10,626 and $488 from a 20% adverse change in the assumed charge-off rate, prepayment rate and discount rate, respectively. These sensitivities are hypothetical and should be used with caution. A change in fair value based on a 10% or 20% variation in assumptions cannot necessarily be extrapolated because the relationship of change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent from any change in another assumption, however, changes in one factor may result in changes in other factors, which might magnify or counteract the sensitivities. During 2000, the Company recognized $30,466 in gains related to the transfer of receivables accounted for as sales. The Company also received other cash flows from the securitization trusts of $72,540 for servicing the transferred receivables and $1,025,436 of net interest income relating to the transferred receivables, including $34,007 for interest income relating to subordinated interests retained by the Company. Additionally, collections reinvested in revolving period securitizations were $18,566,784.

  At December 31, 2000, the Company's managed consumer loan portfolio of $29,524,026 is comprised of $15,112,712 in reported consumer loans and $14,411,314 in off-balance sheet consumer loans. At December 31, 2000, the Company's 30-plus days loan delinquency on a reported and managed basis were $1,097,311, or 7.26%, and $1,544,654, or 5.23%, respectively. Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees, and fraud losses) less current period recoveries. The Company charges off loans (net of collateral) at 180 days past due. The Company's net charge-offs for the year ended December 31, 2000, on a reported and managed basis were $532,621, or 4.64% of average reported loans, and $883,667, or 3.90% of average managed loans, respectively.

  The key assumptions used in determining the fair value of retained interests resulting from securitizations of consumer loan receivables completed during the period included weighted average charge-off rates ranging from 4% to 6%, weighted average prepayment rates ranging from 13% to 16%, weighted average life for receivables ranging from 7 to 8 months and weighted average discount rates ranging from 11% to 13%. Static pool credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of asset. Due to the short term revolving nature of consumer loan receivables, the weighted average percentage of static pool credit losses is not considered to be materially different from the assumed charge-off rates used to determine the fair value of retained interests.

Note N
--------------------------------------------------------------------------------


OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company has entered into interest rate swaps to effectively convert certain interest rates on bank notes from variable to fixed. The pay-fixed, receive-variable swaps, which had a notional amount totaling $157,000 as of December 31, 2000, will mature from 2001 to 2007 to coincide with maturities of the variable bank notes to which they are designated. The Company has also entered into interest rate swaps and amortizing notional interest rate swaps to effectively reduce the interest rate sensitivity of loan securitizations. These pay-fixed, receive-variable interest rate swaps and amortizing notional interest rate swaps had notional amounts totaling $2,050,000 and $1,991,062 respectively, as of December 31, 2000. The interest rate swaps will mature from 2002 to 2005 and the amortizing notional interest rate swaps will fully amortize between 2004 and 2006 to coincide with the estimated paydown of the securitizations to which they are designated. The Company also had a pay-fixed, receive-variable, interest rate swap with an amortizing notional amount of $545,000 as of December 31, 2000, which will amortize through 2003 to coincide with the estimated attrition of the fixed rate Canadian dollar consumer loans to which it is designated.

  The Company has also entered into currency swaps that effectively convert fixed rate pound sterling interest receipts to fixed rate U.S. dollar interest receipts on pound sterling denominated assets.

These currency swaps had notional amounts totaling $261,000 as of December 31, 2000, and mature from 2001 to 2005, coinciding with the repayment of the assets to which they are designated.

  The Company has entered into f/x contracts to reduce the Company's sensitivity to foreign currency exchange rate changes on its foreign currency denominated assets and liabilities. As of December 31, 2000, the Company had f/x contracts with notional amounts totaling $665,284 maturing in 2001 to coincide with the repayment of the assets to which they are designated.

Note O
--------------------------------------------------------------------------------

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

December 31                       2000                       1999

--------------------------------------------------------------------------------
                                     Percentage                 Percentage
                                          Loans                      Loans
Geographic Region:                     of Total                   of Total
--------------------------------------------------------------------------------
 South                $  9,869,290       33.43%  $  6,751,599       33.36%
 West                    5,962,360       20.19      4,037,714       19.95
 Northeast               5,014,855       16.99      3,362,044       16.62
 Midwest                 5,694,318       19.29      3,644,444       18.01
 International           2,983,203       10.10      2,440,787       12.06
--------------------------------------------------------------------------------
                        29,524,026      100.00%    20,236,588      100.00%
Less securitized
 balances              (14,411,314)               (10,323,039)
Total                 $ 15,112,712               $  9,913,549
--------------------------------------------------------------------------------

Note P
--------------------------------------------------------------------------------


DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discloses the fair value of financial instruments as of December 31, 2000 and 1999, whether or not recognized in the balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under GAAP, these disclosures exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments as of December 31, 2000 and 1999:

Cash and Cash Equivalents


The carrying amounts of cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks approximated fair value.

Securities Available for Sale

The fair value of securities available for sale was determined using current market prices. See Note B for fair values by type of security.

Consumer Loans


The net carrying amount of consumer loans approximated fair value due to the relatively short average life and variable interest rates on a substantial number of these loans. This amount excluded any value related to account relationships.

Interest Receivable


The carrying amount approximated fair value.

Accounts Receivable from Securitizations


The carrying amount approximated fair value.

Borrowings


The carrying amount of interest-bearing deposits, secured borrowings, federal funds purchased and resale agreements, and other short-term borrowings approximates fair value. The fair value of the junior subordinated capital income securities was $70,500 and $84,199 at December 31, 2000 and 1999, respectively, and is determined based on quoted market prices. The fair value of senior notes was $3,987,116 and $4,075,825 as of December 31, 2000 and 1999, respectively, and is determined based on quoted market prices.

Interest Payable


The carrying amount approximated fair value.

Off-Balance Sheet Financial Instruments


The fair value was the estimated net amount that the Company would have
(paid)/received to terminate the interest rate swaps, currency swaps and f/x contracts at the respective dates, taking into account the forward yield curve on the swaps and the forward rates on the currency swaps and f/x contracts. As of December 31, 2000 and 1999, the estimated fair value was $(39,121) and $80,566, respectively.

Note Q
--------------------------------------------------------------------------------


CAPITAL ONE FINANCIAL CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

Balance Sheets at December 31                                                                    2000             1999
-------------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                                                                  $    9,284       $    5,846
Investment in subsidiaries                                                                  1,832,387        1,428,754
Loans to subsidiaries(1)                                                                      808,974          609,176
Other                                                                                          98,034           81,169
-------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                              $2,748,679       $2,124,945
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Senior notes                                                                               $  549,042       $  548,897
Borrowings from subsidiaries                                                                  204,367           46,802
Other                                                                                          32,756           13,639
-------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                            786,165          609,338
Stockholders' equity                                                                        1,962,514        1,515,607
-------------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                                                $2,748,679       $2,124,945
-------------------------------------------------------------------------------------------------------------------------

(1) As of December 31, 2000 and 1999, includes $63,220 and $11,350, respectively, of cash invested at the Bank instead of the open market.

Statements of Income for the Year Ended December 31                     2000        1999        1998
----------------------------------------------------------------------------------------------------
Interest from temporary investments                                $  41,321   $  32,191   $  12,485
Interest expense                                                     (46,486)    (41,011)    (18,212)
Dividends, principally from bank subsidiaries                        250,000     220,001     260,000
Non-interest income                                                       61          39         893
Non-interest expense                                                  (8,184)     (6,274)     (2,700)
----------------------------------------------------------------------------------------------------
Income before income taxes and equity in undistributed earnings
 of subsidiaries                                                     236,712     204,946     252,466
Income tax benefit                                                     5,049       5,721       2,863
Equity in undistributed earnings of subsidiaries                     227,873     152,424      19,902
----------------------------------------------------------------------------------------------------
Net income                                                         $ 469,634   $ 363,091   $ 275,231
----------------------------------------------------------------------------------------------------


Statements of Cash Flows for the Year Ended December 31                 2000        1999        1998
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                         $ 469,634   $ 363,091   $ 275,231
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in undistributed earnings of subsidiaries                  (227,873)   (152,424)    (19,902)
  (Increase) decrease in other assets                                (37,400)      4,236     (56,682)
  Increase in other liabilities                                       19,117       2,604       1,365
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            223,478     217,507     200,012

INVESTING ACTIVITIES:
Purchases of securities available for sale                                       (26,836)
Proceeds from sales of securities available for sale                   8,455
Proceeds from maturities of securities available for sale              6,832      11,658
Increase in investment in subsidiaries                              (117,123)   (115,233)   (172,119)
Increase in loans to subsidiaries                                   (199,798)   (233,780)   (167,889)
----------------------------------------------------------------------------------------------------
Net cash used for investing activities                              (301,634)   (364,191)   (340,008)

FINANCING ACTIVITIES:
Increase in borrowings from subsidiaries                             157,711      (7,398)     50,900
Issuance of senior notes                                                         224,684     199,213
Dividends paid                                                       (20,824)    (20,653)    (20,533)
Purchases of treasury stock                                         (134,619)   (107,104)    (91,672)
Net proceeds from issuances of common stock                           21,076      14,028      12,143
Proceeds from exercise of stock options                               58,250      38,086         629
----------------------------------------------------------------------------------------------------
Net cash provided by financing activities                             81,594     141,643     150,680
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                       3,438      (5,041)     10,684
Cash and cash equivalents at beginning of year                         5,846      10,887         203
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $   9,284   $   5,846   $  10,887
----------------------------------------------------------------------------------------------------

Directors and Officers


CAPITAL ONE FINANCIAL CORPORATION
BOARD OF DIRECTORS

Richard D. Fairbank
Chairman and Chief Executive Officer
Capital One Financial Corporation

Nigel W. Morris
President and Chief Operating Officer
Capital One Financial Corporation

W. Ronald Dietz**
Managing Partner
Customer Contact Solutions, LLC

James A. Flick, Jr.*
Chairman of the Board
Dome Corporation

Patrick W. Gross*
Founder and Chairman, Executive Committee
American Management Systems, Inc.

James V. Kimsey**
Founding CEO and Chairman Emeritus
America Online, Inc.

Stanley I. Westreich**
President/Owner
Westfield Realty, Inc.

*  Audit Committee
** Compensation Committee

CAPITAL ONE FINANCIAL CORPORATION
EXECUTIVE OFFICERS

Richard D. Fairbank
Chairman and Chief Executive Officer

Nigel W. Morris
President and Chief Operating Officer

Marjorie M. Connelly
Executive Vice President, Credit Card Operations

John G. Finneran, Jr.
Executive Vice President, General Counsel and Corporate Secretary

Larry A. Klane
Executive Vice President

Dennis H. Liberson
Executive Vice President, Human Resources

William J. McDonald
Executive Vice President, Brand Management

Peter A. Schnall
Executive Vice President, Marketing and Analysis

Catherine West
Executive Vice President, Risk

David M. Willey
Executive Vice President and Chief Financial Officer

Corporate Information

Corporate Office
2980 Fairview Park Drive, Suite 1300
Falls Church, VA 22042-4525
(703) 205-1000
www.capitalone.com

Annual Meeting
Thursday, April 26, 2001, 10:00 a.m. Eastern Time
Fairview Park Marriott Hotel
3111 Fairview Park Drive
Falls Church, VA 22042

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