Form 10-K, Exhibit 13
period 2002-12-31
CAPITAL ONE FINANCIAL CORP
filed 2003-03-17
CIK 927628

Financial Presentation 2002


     19      Selected Financial and Operating Data

     20      Management's Discussion and Analysis of
             Financial Condition and Results of Operations

     45      Selected Quarterly Financial Data

     46      Management's Report on Consolidated
             Financial Statements and Internal Controls
             Over Financial Reporting

     47      Report of Independent Auditors

     48      Consolidated Financial Statements

     52      Notes to Consolidated Financial Statements


-----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL AND OPERATING DATA

                                                                                                                          Five Year
Year Ended December 31                                                                                                     Compound
(Dollars in Thousands, Except Per Share Data)      2002           2001           2000            1999            1998   Growth Rate
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income                            $  4,180,766   $  2,921,149   $  2,453,899    $  1,623,001    $  1,126,277       42.09%
Interest expense                              1,461,654      1,171,007        801,017         540,882         424,284       33.72%
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                           2,719,112      1,750,142      1,652,882       1,082,119         701,993       48.24%
Provision for loan losses                     2,149,328      1,120,457        812,861         426,470         288,841       51.36%
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after
    provision for loan losses                   569,784        629,685        840,021         655,649         413,152       39.12%
Non-interest income                           5,466,836      4,463,762      3,065,110       2,386,364       1,495,355       38.49%
Non-interest expense                          4,585,581      4,058,027      3,147,657       2,464,996       1,464,586       39.21%
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                    1,451,039      1,035,420        757,474         577,017         443,921       36.57%
Income taxes                                    551,395        393,455        287,840         213,926         168,690       36.57%
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                 $    899,644   $    641,965   $    469,634    $    363,091    $    275,231       36.57%
Dividend payout ratio                              2.61%          3.48%          4.43%           5.69%           7.46%
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
Basic earnings                             $       4.09   $       3.06   $       2.39    $       1.84    $       1.40       33.63%
Diluted earnings                                   3.93           2.91           2.24            1.72            1.32       33.41%
Dividends                                          0.11           0.11           0.11            0.11            0.11
Book value as of year-end                         20.44          15.33           9.94            7.69            6.45
Average common shares                       219,983,691    209,866,782    196,477,624     197,593,371     196,768,929
Average common and common
    equivalent shares                       228,743,610    220,576,093    209,448,697     210,682,740     208,765,296
-----------------------------------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES:
Securities                                 $  3,873,186   $  3,038,360   $  1,764,257    $  2,027,051    $  1,877,276       18.59%
Allowance for loan losses                    (1,178,243)      (637,789)      (402,208)       (269,375)       (214,333)      54.76%
Total assets                                 34,201,724     23,346,309     15,209,585      11,085,013       8,330,432       39.09%
Interest-bearing deposits                    15,606,942     10,373,511      5,339,474       2,760,536       1,430,042       74.71%
Borrowings                                   11,381,062      8,056,665      6,870,038       6,078,480       5,261,588       20.71%
Stockholders' equity                          4,148,150      2,781,182      1,700,973       1,407,899       1,087,983       38.16%
-----------------------------------------------------------------------------------------------------------------------------------
SELECTED YEAR-END BALANCES:
Securities                                 $  5,064,946   $  3,467,449   $  1,859,029    $  1,968,853    $  2,080,980
Consumer loans                               27,853,652     20,921,014     15,112,712       9,913,549       6,157,111
Allowance for loan losses                    (1,720,000)      (840,000)      (527,000)       (342,000)       (231,000)
Total assets                                 37,382,380     28,184,047     18,889,341      13,336,443       9,419,403
Interest-bearing deposits                    17,325,965     12,838,968      8,379,025       3,783,809       1,999,979
Borrowings                                   11,930,690      9,330,757      6,976,535       6,961,014       5,481,593
Stockholders' equity                          4,623,171      3,323,478      1,962,514       1,515,607       1,270,406
-----------------------------------------------------------------------------------------------------------------------------------
CONSUMER LOAN DATA:
Average reported loans                     $ 25,539,996   $ 17,284,306   $ 11,487,776    $  7,667,355    $  5,348,559       44.15%
Average off-balance sheet loans              27,259,570     18,328,011     11,147,086      10,379,558       9,860,978       25.08%
-----------------------------------------------------------------------------------------------------------------------------------
Average total managed loans                  52,799,566     35,612,317     22,634,862      18,046,913      15,209,537       32.34%
Interest income                               7,729,462      5,654,363      4,131,420       3,231,979       2,615,441       30.33%
Year-end total managed loans                 59,746,537     45,263,963     29,524,026      20,236,588      17,395,126       33.23%
Year-end total accounts (000s)                   47,369         43,815         33,774          23,705          16,706       32.16%
Managed yield                                     14.64%         15.88%         18.25%          17.91%          17.20%
Reported yield                                    15.15          15.79          20.46           19.72           19.03
Managed net interest margin                        9.23           9.40          11.11           11.12           10.09
Reported net interest margin                       8.73           8.45          12.47           11.16            9.72
Managed delinquency rate                           5.60           4.95           5.23            5.23            4.70
Reported delinquency rate                          6.51           4.84           7.26            5.92            4.70
Managed net charge-off rate                        5.24           4.65           4.56            4.34            5.65
Reported net charge-off rate                       4.93           4.76           5.46            4.16            4.64
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RATIOS:
Return on average assets                          2.63%           2.75%          3.09%           3.28%           3.30%
Return on average equity                         21.69           23.08          27.61           25.79           25.30
Equity to assets (average)                       12.13           11.91          11.18           12.70           13.06
Allowance for loan losses to
    loans as of year-end                          6.18            4.02           3.49            3.45            3.75
-----------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Capital One Financial Corporation (the "Corporation") is a holding company whose subsidiaries market a variety of financial products and services to consumers using its Information-Based Strategy ("IBS"). The Corporation's principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, Capital One, F.S.B. (the "Savings Bank"), which offers consumer lending (including credit cards) and deposit products, and Capital One Auto Finance, Inc. ("COAF"), which offers auto lending products. The Corporation and its subsidiaries are hereafter collectively referred to as the "Company." As of December 31, 2002, the Company had 47.4 million accounts and $59.7 billion in managed consumer loans outstanding and was one of the largest providers of MasterCard and Visa credit cards in the world.

The Company's profitability is affected by the net interest income and non-interest income generated on earning assets, consumer usage patterns, credit quality, levels of marketing expense and operating efficiency. The Company's revenues consist primarily of interest income on consumer loans (including past-due fees) and securities, and non-interest income consisting of servicing income on securitized loans, fees (such as annual membership, cash advance, cross-sell, interchange, overlimit and other fee income, collectively "fees") and gains on the securitizations of loans. Loan securitization transactions qualifying as sales under accounting principles generally accepted in the United States ("GAAP") remove the loan receivables from the consolidated balance sheet. However, the Company continues to own and service the account. The Company generates earnings from its managed loan portfolio that includes both on-balance sheet and off-balance sheet loans. Interest income, interchange income, fees, and recoveries in excess of the interest paid to investors and charge-offs generated from off-balance sheet loans are recognized as servicing and securitization income.

The Company's primary expenses are the costs of funding assets, provision for loan losses, operating expenses (including salaries and associate benefits), marketing expenses and income taxes. Significant marketing expenses (e.g., advertising, printing, credit bureau costs and postage) to implement the Company's new product strategies are incurred and expensed prior to the acquisition of new accounts while the resulting revenues are recognized over the life of the acquired accounts. Revenues recognized are a function of the response rate of the initial marketing program, usage and attrition patterns, credit quality of accounts, product pricing and effectiveness of account management programs.

SIGNIFICANT ACCOUNTING POLICIES

The Notes to the Consolidated Financial Statements contain a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements. Several of these policies are considered to be important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These policies include determination of the level of allowance for loan losses, accounting for securitization transactions, and finance charge and fee revenue recognition.

Additional information about accounting policies can be found in Note A to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of principal recoveries (including recovery of collateral), inherent in the existing reported loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. The amount of allowance necessary is determined primarily based on a migration analysis of delinquent and current accounts and forward loss curves. The entire balance of an account is contractually delinquent if the minimum payment is not received by the payment due date. In evaluating the sufficiency of the allowance for loan losses, management takes into consideration the following factors: recent trends in delinquencies and charge-offs including bankrupt, deceased and recovered amounts; forecasting uncertainties and size of credit risks; the degree of risk inherent in the composition of the loan portfolio; economic conditions; credit evaluations and underwriting policies. To the extent credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for loan losses, as applicable.

ACCOUNTING FOR SECURITIZATION TRANSACTIONS

Loan securitization involves the sale, generally to a trust or other special purpose entity, of a pool of loan receivables and is accomplished primarily through the public and private issuance of asset-backed securities by the special purpose entity. The Company removes loan receivables from the consolidated balance sheet for those asset securitizations that qualify as sales in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125 ("SFAS 140"). The trusts are qualifying special purpose entities as defined by SFAS 140. For those asset securitizations that qualify as sales in accordance with SFAS 140, the trusts to which the loans were sold are not subsidiaries of the Company, and are not included in the Company's consolidated financial statements in accordance with GAAP. Gains on securitization transactions, fair value adjustments and earnings on the Company's securitizations are included in servicing and securitizations income in the consolidated statement of income and amounts due from the trusts are included in accounts receivable from securitizations on the consolidated balance sheet.

Gains on securitization transactions represent the present value of estimated excess cash flows the Company will receive over the estimated life of the receivables. This excess cash flow essentially represents an interest-only strip, consisting of the following estimates: interest rate movements on yields of receivables and securities issued to determine the excess of finance charges and past-due fees over the sum of the return paid to investors, contractual servicing fees and credit losses. To the extent assumptions used by management do not prevail, fair value estimates of the interest-only strip could differ significantly, resulting in either higher or lower future income from servicing and securitization non-interest income, as applicable.

FINANCE CHARGE AND FEE REVENUE RECOGNITION

Consistent with its practice since the fourth quarter of 1997, as a revenue recognition policy, the Company reduces reported revenue (including both interest and non-interest income components of reported revenue) for the portion of finance charge and fees billed to customers that it deems uncollectible. In addition, the Company reduces consumer loans outstanding for such uncollectible amounts. As discussed below, the 2002 change in recoveries estimate resulted in an $82.7 million reduction of finance charges and fees deemed uncollectible for the year ended December 31, 2002.

CHANGE IN RECOVERIES CLASSIFICATION

During 2002, the Company changed its financial statement presentation of recoveries of charged-off loans. The change was made in response to guidelines that were published by the Federal Financial Institutions Examination Council ("FFIEC") with respect to credit card account management. Previously, the Company recognized all recoveries of charged-off loans in the allowance for loan losses and provision for loan losses. The Company now classifies the portion of recoveries related to finance charges and fees as revenue. All prior period recoveries have been reclassified to conform to the current financial statement presentation of recoveries. This reclassification had no impact on prior period earnings.

The change in the classification of recoveries resulted in a change to the recoveries estimate used as part of the calculation of the Company's allowance for loan losses and finance charge and fee revenue. The change in the recoveries estimate resulted in an increase to the allowance for loan losses and a reduction of the amount of finance charges and fees deemed uncollectible under the Company's revenue recognition policy for the year ended December 31, 2002. The change in estimate resulted in an increase of $38.4 million (pre-tax) to interest income and $44.4 million (pre-tax) to non-interest income offset by an increase in the provision for loan losses of $133.4 million (pre-tax) for the year ended December 31, 2002. Therefore, net income for the year ended December 31, 2002, was negatively impacted by $31.4 million or $.14 per diluted share as a result of the change in estimate.

CONSOLIDATED EARNINGS SUMMARY

The following discussion provides a summary of 2002 results compared to 2001 results and 2001 results compared to 2000 results. Each component is discussed in further detail in subsequent sections of this analysis.

YEAR ENDED DECEMBER 31, 2002 COMPARED
TO YEAR ENDED DECEMBER 31, 2001

Net income increased to $899.6 million, or $3.93 per share, for the year ended December 31, 2002, compared to net income of $642.0 million, or $2.91 per share, in 2001. This represents 40% net income growth and 35% earnings per share growth in 2002. The growth in earnings for 2002 was primarily attributable to the growth in the Company's managed loan portfolio, combined with gains on sale of securities and the repurchase of senior notes, offset by a reduction in the managed net interest margin, significant increases in the provision for loan losses, write-downs of interest-only strips, certain one-time charges, and the impact of the change in recoveries classification.

                                  [BAR CHART]

Managed loans consist of the Company's reported loan portfolio combined with the off-balance sheet securitized loan portfolio. The Company has retained servicing rights for its securitized loans and receives servicing fees in addition to the excess spread generated from the securitized loan portfolio. Average managed loans increased 48% to $52.8 billion for 2002 from $35.6 billion for 2001. Total managed loans increased 32% to $59.7 billion at December 31, 2002 from $45.3 billion at December 31, 2001.

During 2002, the Company realized after-tax gains on the sale of securities totaling $48.1 million, compared with similar after tax gains in 2001 of $8.4 million. In addition, during 2002 the Company realized after-tax gains on the repurchase of senior notes of $16.7 million.

The managed net interest margin for the year ended December 31, 2002, decreased to 9.23% from 9.40% for the year ended December 31, 2001. This decrease was primarily the result of a 124 basis point decrease in consumer loan yield to 14.64% for 2002, from 15.88% in 2001, largely offset by a decrease in the cost of funds. This decline in yield was due to a shift in the mix of the managed portfolio to lower yielding, higher credit quality loans, an increase in low introductory rate accounts as compared to the prior year and reduced pricing on many of the Company's new loans in response to lower funding costs and increased competitive pressure.

During 2002, the provision for loan losses increased by $1.0 billion over 2001. The ratio of allowance for loan losses to reported loans increased to 6.18% at December 31, 2002, compared to 4.02% at December 31, 2001. The increase in the provision for loan losses and corresponding build in the allowance for loan losses reflects an increase in the reported loan portfolio of $7.0 billion or 33% over 2001, the change in the treatment of recoveries of charged-off accounts, the adoption of a revised application of regulatory guidelines related to subprime loans, as well as an increase in forecasted charge-off rates.

During 2002, the fair value of the Company's interest-only strips decreased $33.1 million, including both the impact of gains from securitization transactions and changes to key fair value assumptions. Comparatively, the fair value of the Company's interest-only strips increased $150.0 million in 2001, including both the impact of gains associated with securitization transactions and changes to key fair value assumptions. The 2002 decrease in the fair value of the interest-only strips primarily relates to the addition of introductory rate loans to the trusts, the reduced interest rate environment, and increasing charge-off rates. (See Note R to the Consolidated Financial Statements)

During 2002, marketing expenses increased a modest 13% over 2001, reflecting a shift in strategy to reduce loan growth during the second half of the year. During 2002, operating expenses increased 18%, compared with managed loan growth of 32%, reflecting lower account growth and increased operating efficiencies, offset by $110.0 million of one-time charges.

YEAR ENDED DECEMBER 31, 2001 COMPARED
TO YEAR ENDED DECEMBER 31, 2000

Net income of $642.0 million, or $2.91 per share, for the year ended December 31, 2001, compared to net income of $469.6 million, or $2.24 per share, in 2000. This represents 37% net income growth and 30% earnings per share growth in 2001. The growth in earnings for 2001 was primarily attributable to the growth in the Company's managed loan portfolio, offset by a reduction in the managed net interest margin, increases in the provision for loan losses, and higher non-interest expenses.

Average managed loans increased 58% to $35.6 billion for 2001 from $22.6 billion for 2000. Total managed loans increased 54% to $45.3 billion at December 31, 2001 from $29.5 billion at December 31, 2000.

The managed net interest margin for the year ended December 31, 2001, decreased to 9.40% from 11.11% for the year ended December 31, 2000. This decrease was primarily the result of a 237 basis point decrease in consumer loan yield to 15.88% for 2001, from 18.25% in 2000. The decrease in consumer loan yield was due to a shift in the mix of the managed portfolio to lower yielding, higher credit quality loans, as well as an increase in the amount of low introductory rate balances as compared to the prior year.

During 2001, the provision for loan losses increased by $307.6 million or 38% over 2000. The ratio of allowance for loan losses to reported loans increased to 4.02% at December 31, 2001 compared to 3.49% at December 31, 2000. The increase in the provision for loan losses and corresponding build in the allowance for loan losses reflects the growth in the reported loan portfolio of $5.8 billion or 38% over 2000, offset by a reduction in the reported net charge-off rate to 4.76% for 2001 compared to 5.46% in 2000.

Marketing expenses increased $176.8 million, or 20%, to $1.1 billion, reflecting the Company's increase in marketing investment in existing and new product opportunities. Salaries and associate benefits expense increased $368.7 million, or 36%, to $1.4 billion as a direct result of the cost of operations and expansion to manage the growth in the Company's accounts and products offered. In 2001, average accounts grew 39% over 2000 as a result of the continued success of the Company's marketing and account management strategies.

CONSOLIDATED STATEMENTS OF INCOME

NET INTEREST INCOME

Net interest income is interest and past-due fees earned from the Company's consumer loans and securities less interest expense on borrowings, which includes interest-bearing deposits, borrowings from senior notes and other borrowings.

Reported net interest income for the year ended December 31, 2002, was $2.7 billion compared to $1.8 billion for 2001, representing an increase of $968.9 million, or 55%. Net interest income increased primarily as a result of growth in the Company's earning assets. Average earning assets increased 50% for the year ended December 31, 2002, to $31.1 billion from $20.7 billion for the year ended December 31, 2001. The reported net interest margin increased to 8.73% in 2002, from 8.45% in 2002. The increase is primarily due to a 93 basis point decrease in the cost of funds, offset by a 64 basis point decrease in the yield on consumer loans to 15.15% for the year ended December 31, 2002, from 15.79% for the year ended December 31, 2001. The yield on consumer loans decreased primarily due to a shift in the mix of the reported portfolio toward a greater composition of lower yielding, higher credit quality loans as compared to the prior year. $38.4 million of the increase in net interest income, representing a 12 basis point increase in the net interest margin in 2002, relates to the one-time impact of the change in recoveries estimate (see "Change in Recoveries Classification" above).

Reported net interest income for the year ended December 31, 2001, was $1.8 billion compared to $1.7 billion for 2000, representing an increase of $97.2 million, or 6%. Net interest income increased as a result of the growth in earning assets. Average earning assets increased 56% for the year ended December 31, 2001, to $20.7 billion from $13.3 billion for the year ended December 31, 2000. The reported net interest margin decreased to 8.45% in 2001, from 12.47% in 2000, and was primarily attributable to a 467 basis point decrease in the yield on consumer loans to 15.79% for the year ended December 31, 2001, from 20.46% for the year ended December 31, 2000. The yield on consumer loans decreased primarily due to a shift in the mix of the reported portfolio toward a greater composition of lower yielding, higher credit quality loans, a decrease in the frequency of past-due fees and a selective increase in the use of low introductory rates as compared to the prior year.

Table 1 provides average balance sheet data, and an analysis of net interest income, net interest spread (the difference between the yield on earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 2002, 2001 and 2000.

TABLE 1: STATEMENTS OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES


Year Ended December 31                                     2002                                            2001
                                             --------------------------------------------   --------------------------------------
                                                 Average          Income/          Yield/      Average         Income/      Yield/
 (In Thousands)                                  Balance          Expense           Rate       Balance         Expense       Rate
                                             --------------     --------------     ------   --------------  --------------  ------

Earning assets
     Consumer loans(1)
        Domestic                             $   22,711,141     $    3,506,732      15.44%  $   14,648,298  $    2,342,726   15.99%
        Foreign                                   2,828,855            361,932      12.79%       2,636,008         386,793   14.67%
                                             --------------     --------------     ------   --------------  --------------  ------
        Total                                    25,539,996          3,868,664      15.15%      17,284,306       2,729,519   15.79%
                                             --------------     --------------     ------   --------------  --------------  ------
    Securities available for sale                 3,873,186            184,407       4.76%       2,526,529         138,188    5.47%

    Other
        Domestic                                  1,488,861            116,890       7.85%         593,050          45,877    7.74%
        Foreign                                     245,556             10,805       4.40%         302,287           7,565    2.50%
                                             --------------     --------------     ------   --------------  --------------  ------
        Total                                     1,734,417            127,695       7.36%         895,337          53,442    5.97%
                                             --------------     --------------     ------   --------------  --------------  ------
Total earning assets                             31,147,599     $    4,180,766      13.42%      20,706,172  $    2,921,149   14.11%
Cash and due from banks                             507,355                                        171,392
Allowance for loan losses                        (1,178,243)                                      (637,789)
Premises and equipment, net                         802,544                                        735,282
Other                                             2,922,469                                      2,371,252
                                             --------------     --------------     ------   --------------  --------------  ------
Total assets                                 $   34,201,724                                 $   23,346,309
                                             ==============     ==============     -=====   ==============  ==============  ======

LIABILITIES AND EQUITY:

Interest-bearing liabilities
    Deposits
        Domestic                             $   14,650,582     $      748,809       5.11%  $    9,700,132  $      594,183    6.13%
        Foreign                                     956,360             63,080       6.60%         673,379          46,287    6.87%
                                             --------------     --------------     ------   --------------  --------------  ------
        Total                                    15,606,942            811,889       5.20%      10,373,511         640,470    6.17%
                                             --------------     --------------     ------   --------------  --------------  ------
    Senior notes                                  5,668,343            422,529       7.45%       5,064,356         357,495    7.06%
    Other borrowings
        Domestic                                  5,689,369            226,206       3.98%       2,551,996         145,316    5.69%
        Foreign                                      23,350              1,030       4.41%         440,313          27,726    6.30%
                                             --------------     --------------     ------   --------------  --------------  ------
        Total                                     5,712,719            227,236       3.98%       2,992,309         173,042    5.78%
                                             --------------     --------------     ------   --------------  --------------  ------
Total interest-bearing liabilities               26,988,004     $    1,461,654       5.42%      18,430,176  $    1,171,007    6.35%
Other                                             3,065,570                                      2,134,951
                                             --------------     --------------     ------   --------------  --------------  ------
Total liabilities                                30,053,574                                     20,565,127

Equity                                            4,148,150                                      2,781,182
                                             --------------     --------------     ------   --------------  --------------  ------
Total liabilities and equity                 $   34,201,724                                 $   23,346,309
                                             ==============     ==============     -=====   ==============  ==============  ======
Net interest spread                                                                  8.00%                                    7.76%
                                             --------------     --------------     ------   --------------  --------------  ------
Interest income to average earning assets                                           13.42%                                   14.11%
Interest expense to average earning assets                                           4.69%                                    5.66%
                                             --------------     --------------     ------   --------------  --------------  ------
Net interest margin                                                                  8.73%                                    8.45%
                                             ==============     ==============     -=====   ==============  ==============  ======





Year Ended December 31                                          2000
                                                ----------------------------------------
                                                   Average         Income/        Yield/
 (In Thousands)                                    Balance         Expense         Rate
                                                --------------  --------------    ------

Earning assets
     Consumer loans(1)
        Domestic                                $    9,320,165  $    2,060,349     22.11%
        Foreign                                      2,167,611         290,422     13.40%
                                                --------------  --------------    ------
        Total                                       11,487,776       2,350,771     20.46%
                                                --------------  --------------    ------
    Securities available for sale                    1,611,582          96,554      5.99%

    Other
        Domestic                                       107,416           5,993      5.58%
        Foreign                                         45,259             581      1.28%
                                                --------------  --------------    ------
        Total                                          152,675           6,574      4.31%
                                                --------------  --------------    ------
Total earning assets                                13,252,033  $    2,453,899     18.52%
Cash and due from banks                                103,390
Allowance for loan losses                             (402,208)
Premises and equipment, net                            549,133
Other                                                1,707,237
                                                --------------  --------------    ------
Total assets                                    $   15,209,585
                                                ==============  ==============    ======

LIABILITIES AND EQUITY:

Interest-bearing liabilities
    Deposits
        Domestic                                $    5,313,178  $      322,497      6.07%
        Foreign                                         26,296           1,511      5.75%
                                                --------------  --------------    ------
        Total                                        5,339,474         324,008      6.07%
                                                --------------  --------------    ------
    Senior notes                                     3,976,623         274,975      6.91%
    Other borrowings
        Domestic                                     2,011,295         142,355      7.08%
        Foreign                                        882,120          59,679      6.77%
                                                --------------  --------------    ------
        Total                                        2,893,415         202,034      6.98%
                                                --------------  --------------    ------
Total interest-bearing liabilities                  12,209,512  $      801,017      6.56%
Other                                                1,299,100
Total liabilities                                   13,508,612
                                                --------------
Equity                                               1,700,973
                                                --------------
Total liabilities and equity                    $   15,209,585
                                                ==============  ==============    ======
Net interest spread                                                                11.96%
                                                --------------  --------------    ------
Interest income to average earning assets                                          18.52%
Interest expense to average earning assets                                          6.05%
                                                --------------  --------------    ------
Net interest margin                                                                12.47%
                                                ==============  ==============    ======


(1) Interest income includes past-due fees on loans of approximately $955.8 million, $769.5 million and $824.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income includes $38.4 million related to the one-time impact of the change in recoveries assumption for the year ended December 31, 2002. This resulted in a 12 basis point increase in the net interest margin.

Net interest income is affected by changes in the average interest rate generated on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of earning assets and interest-bearing liabilities. Table 2 sets forth the dollar amount of the increases and decreases in interest income and interest expense resulting from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.

TABLE 2: INTEREST VARIANCE ANALYSIS


   Year Ended December 31
                                           2002 VS. 2001                                    2001 vs. 2000
-----------------------------------------------------------------------------------------------------------------------------
                             Increase               Change due to(1)             Increase             Change due to(1)
 (In thousands)            (Decrease)(2)       Volume         Yield/Rate        (Decrease)        Volume          Yield/Rate
                           ------------    ----------------   -----------     ----------------  ------------      -----------
 INTEREST INCOME:
 Consumer loans
     Domestic              $  1,164,006     $  1,236,218      $  (108,991)      $   282,377      $    958,328      $  (675,951)
     Foreign                    (24,861)          26,966          (53,424)           96,371            66,904           29,467
                           ------------     ------------      -----------       -----------      ------------      -----------
     Total                    1,139,145        1,244,377         (143,608)          378,748           999,726         (620,978)
                           ------------     ------------      -----------       -----------      ------------      -----------
 Securities available
     for sale                    46,219           65,981          (19,762)           41,634            50,678           (9,044)
 Other
     Domestic                    71,013           70,320              693            39,884            36,743            3,141
     Foreign                      3,240           (1,633)           4,873             6,984             5,984            1,000
                           ------------     ------------      -----------       -----------      ------------      -----------
     Total                       74,253           59,445           14,808            46,868            43,420            3,448
                           ------------     ------------      -----------       -----------      ------------      -----------
 Total interest income        1,259,617        1,397,242         (176,001)          467,250         1,149,366         (682,116)

 INTEREST EXPENSE:
 Deposits
     Domestic                   154,626          265,326         (110,700)          271,686           268,697            2,989
     Foreign                     16,793           18,734           (1,941)           44,776            44,422              354
                           ------------     ------------      -----------       -----------      ------------      -----------
     Total                      171,419          284,347         (112,928)          316,462           310,709            5,753
                           ------------     ------------      -----------       -----------      ------------      -----------
 Senior notes                    65,034           44,260           20,774            82,520            76,672            5,848
 Other borrowings
     Domestic                    80,890          135,364          (54,474)            2,961            33,938          (30,977)
     Foreign                    (26,696)         (20,282)          (6,414)          (31,953)          (28,072)          (3,881)
                           ------------     ------------      -----------       -----------      ------------      -----------
     Total                       54,194          120,762          (66,568)          (28,992)            6,708          (35,700)
                           ------------     ------------      -----------       -----------      ------------      -----------
 Total interest expense         290,647          482,845         (192,198)          369,990           395,995          (26,005)
                           ------------     ------------      -----------       -----------      ------------      -----------
 Net interest income       $    968,970     $    898,085      $    32,509       $    97,260      $    739,218      $  (641,958)
                           ============     ============      ===========       ===========      ============      ===========

(1) The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the table. The totals for the volume and yield/rate columns are not the sum of the individual lines.

(2) The change in interest income includes $38.4 million related to the one-time impact of the change in recoveries assumption for the year ended December 31, 2002.

SERVICING AND SECURITIZATION INCOME

In accordance with SFAS 140, the Company records gains or losses on the off-balance sheet securitizations of consumer loan receivables on the date of sale based on the estimated fair value of assets sold and retained and liabilities incurred in the sale. Retained interests in securitized assets include interest-only strips, retained subordinated interests in the transferred pool of receivables, cash collateral accounts and accrued interest and fees on the investors' share of the pool of receivables. Gains represent the present value of estimated excess cash flows the Company will receive over the estimated life of the receivables and are included in servicing and securitizations income. This excess cash flow essentially represents an interest-only strip, consisting of the following estimates: the excess of finance charges and past-due fees over the sum of the return paid to investors, contractual servicing fees and credit losses. The credit risk exposure on retained interests exceeds the pro rata share of the Company's interest in the pool of receivables. However, exposure to credit losses on the securitized loans is contractually limited to the retained interests.

Servicing and securitizations income represents servicing fees, excess spread and other fees relating to consumer loan receivables sold through securitization and other sale transactions, as well as gains and losses recognized as a result of the securitization transactions, and fair value adjustments to the interest-only strips. Servicing and securitizations income increased $364.4 million, or 15%, to $2.8 billion for the year ended December 31, 2002, from $2.4 billion in 2001. This increase was primarily due to a 49% increase in the average off-balance sheet loan portfolio offset in part by a reduction in the excess spread generated by the securitized loan portfolio and a $33.1 million decrease in the fair value of interest-only strips.

Servicing and securitizations income increased $1.3 billion, or 112%, to $2.4 billion for the year ended December 31, 2001, from $1.2 billion in 2000. This increase was primarily due to a 64% increase in the average off-balance sheet loan portfolio and a shift in the mix of that portfolio towards higher yielding, lower credit quality loans to more closely reflect the composition of the managed portfolio.

Certain estimates inherent in the determination of the fair value of the retained interests are influenced by factors outside the Company's control, and as a result, such estimates could materially change in the near term. Any future gains that will be recognized in accordance with SFAS 140 will be dependent on the timing and amount of future securitizations. The Company intends to continuously assess the performance of new and existing securitization transactions, and therefore the valuation of retained interests, as estimates of future cash flows change.

SERVICE CHARGES AND OTHER CUSTOMER-RELATED FEES

Service charges and other customer-related fees increased by $401.4 million, or 26%, to $1.9 billion for the year ended December 31, 2002. The increase primarily reflects an increase in the reported loan portfolio of $7.0 billion or 33% over 2001 and a $44.4 million increase related to the one-time impact of the 2002 change in the recoveries estimate (see "Change in Recoveries
Classification" above) offset by a shift in the mix of the reported loan portfolio toward a greater composition of lower fee-generating loans.

Service charges and other customer-related fees decreased by $110.3 million, or 7%, to $1.5 billion for the year ended December 31, 2001. This decrease was primarily due to the shift in the mix of the reported loan portfolio toward a greater composition of lower fee-generating loans, offset by a 39% increase in the average number of accounts in 2001.

INTERCHANGE INCOME

Interchange income increased $68.0 million, or 18%, to $447.8 million for the year ended December 31, 2002, from $379.8 million in 2001. This increase is primarily attributable to an increase in annual purchase volume. Total interchange income is net of $104.9 million of costs related to the Company's rewards programs for the year ended December 31, 2002.

Interchange income increased $142.0 million, or 60%, to $379.8 million for the year ended December 31, 2001, from $237.8 million in 2000. This increase was a result of increased annual purchase volume and new account growth for the year ended December 31, 2001. Total interchange income was net of $110.9 of costs related to the Company's rewards programs for the year ended December 31, 2001.

OTHER NON-INTEREST INCOME

Other non-interest income includes gains on sale of securities, gains related to the repurchase of senior notes, gains or losses associated with hedging transactions, service provider revenue generated by the Company's medical procedures lending business and income earned related to the reaffirmation of purchased charged-off loan portfolios.

Other non-interest income increased $169.4 million or 159% to $275.9 million for 2002 compared to $106.5 million for 2001. The increase in other non-interest income was primarily due to $77.5 million of gains on sales of securities realized in 2002 in connection with the Company's rebalancing of its liquidity portfolio compared to $13.5 million realized in 2001. Other factors in the increase included gains related to senior note repurchases of $27.0 million realized during 2002, an increase in service provider revenue of $9.4 million and an increase in income earned from reaffirmed purchased charged-off loans of $24.1 million during the year ended December 31, 2002.

Other non-interest income increased $78.1 million or 275% to $106.5 million for 2001 compared to $28.4 million in 2000. The increase was primarily due to an increase in income earned on reaffirmed purchased charged-off loans of $26.2 million, gains on sales of securities earned in 2001 of $13.5 million compared with no gains in 2000 and a $16.3 million increase in service provider revenue generated by the Company's medical procedures lending business.

                                  [BAR CHART]

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 2002, increased $527.6 million, or 13%, to $4.6 billion from $4.1 billion for the year ended December 31, 2001. Contributing to the increase was salaries and associate benefits, which increased $165.8 million, or 12%, to $1.6 billion in 2002, from an increase of $368.7 million, or 36%, to $1.4 billion in 2001. The decrease in the salaries and associate benefit growth rate as well as a decrease in marketing expenses of $12.4 million compared to 2001, was the result of the Company's efforts to slow loan growth to more historical levels. All other non-interest expenses increased $374.1 million, or 24%, to $2.0 billion for the year ended December 31, 2002, from $1.6 billion in 2001. This increase was the result of a 23% increase in the average number of accounts as compared to the prior year and $110.0 million of one-time charges incurred in 2002. Of the $110.0 million:
$38.8 million related to unused facility capacity, early termination of facility leases, and the accelerated depreciation of fixed assets; $14.5 million related to the accelerated vesting of restricted stock issued in connection with the PeopleFirst, Inc. ("PeopleFirst") acquisition; and $12.5 million related to the realignment of certain aspects of its European operations. The remaining amounts related to investment company valuation adjustments, increases in associate related costs and accruals for contingent liabilities.

Non-interest expense for the year ended December 31, 2001, increased $910.4 million, or 29%, to $4.1 billion from $3.1 billion for the year ended December 31, 2000. Contributing to the increase in non-interest expense were marketing expenses, which increased $176.8 million, or 20%, to $1.1 billion in 2001, from $906.1 million in 2000. The increase in marketing expenses during 2001 reflected the Company's continued identification of and investments in opportunities for growth, as well as its marketing extension into television advertisements. Salaries and associate benefits increased $368.7 million, or 36%, to $1.4 billion in 2001, from $1.0 billion in 2000, as the Company added approximately 2,400 net new associates to its staffing levels to manage the growth in the Company's accounts. All other non-interest expenses increased $364.8 million, or 30%, to $1.6 billion for the year ended December 31, 2001, from $1.2 billion in 2000. The increase in other non-interest expenses was primarily composed of increased depreciation expense due to premises and equipment growth, increased collections costs as a result of increased collection and recovery efforts, and non-recurring expenses such as the write-off of an investment in an ancillary business as well as costs associated with the mailing of amendments to customer account agreements. The increase was also driven by the 39% increase in average accounts.

INCOME TAXES

The Company's income tax rate was 38% for the years ended December 31, 2002, 2001 and 2000, respectively. The effective rate includes both state and federal income tax components.

MANAGED CONSUMER LOAN PORTFOLIO

The Company's managed consumer loan portfolio is comprised of reported and off-balance sheet loans. Off-balance sheet loans are those which have been securitized and accounted for as sales in accordance with SFAS 140, and are not assets of the Company.

The Company analyzes its financial performance on a managed consumer loan portfolio basis. Managed consumer loan data adds back the effect of off-balance sheet consumer loans. The managed consumer loan portfolio includes securitized loans for which the Company has retained significant risks and rewards.

Table 3 summarizes the Company's managed consumer loan portfolio.

TABLE 3: MANAGED CONSUMER LOAN PORTFOLIO


                                                                        Year Ended December 31
                                         -------------------------------------------------------------------------------------
 (In Thousands)                                     2002             2001              2000              1999             1998
                                         ---------------   --------------    --------------    --------------   --------------

 YEAR-END BALANCES:
 Reported consumer loans:
     Domestic                            $    25,044,101   $   18,546,426    $   12,591,561    $    7,783,535   $    4,569,664
     International                             2,809,551        2,374,588         2,521,151         2,130,014        1,587,447
                                         ---------------   --------------    --------------    --------------   --------------
     Total                                    27,853,652       20,921,014        15,112,712         9,913,549        6,157,111
                                         ---------------   --------------    --------------    --------------   --------------
 Off-balance sheet consumer loans:
     Domestic                                 29,371,895       22,747,293        13,961,714        10,013,424       10,933,984
     International                             2,520,990        1,595,656           449,600           309,615          304,031
                                         ---------------   --------------    --------------    --------------   --------------
     Total                                    31,892,885       24,342,949        14,411,314        10,323,039       11,238,015
                                         ---------------   --------------    --------------    --------------   --------------
 Managed consumer loan portfolio:
     Domestic                                 54,415,996       41,293,719        26,553,275        17,796,959       15,503,648
     International                             5,330,541        3,970,244         2,970,751         2,439,629        1,891,478
                                         ---------------   --------------    --------------    --------------   --------------
     Total                               $    59,746,537   $   45,263,963    $   29,524,026    $   20,236,588   $   17,395,126
                                         ===============   ==============    ==============    ==============   ==============
 AVERAGE BALANCES:

 Reported consumer loans:
     Domestic                            $    22,711,141   $   14,648,298    $    9,320,165    $    5,784,662   $    4,336,757
     International                             2,828,855        2,636,008         2,167,611         1,882,693        1,011,802
                                         ---------------   --------------    --------------    --------------   --------------
     Total                                    25,539,996       17,284,306        11,487,776         7,667,355        5,348,559
                                         ---------------   --------------    --------------    --------------   --------------
 Off-balance sheet consumer loans:
     Domestic                                 25,348,865       17,718,683        10,804,845        10,062,771        9,773,284
     International                             1,910,705          609,328           342,241           316,787           87,694
                                         ---------------   --------------    --------------    --------------   --------------
     Total                                    27,259,570       18,328,011        11,147,086        10,379,558        9,860,978
                                         ---------------   --------------    --------------    --------------   --------------
 Managed consumer loan portfolio:
     Domestic                                 48,060,006       32,366,981        20,125,010        15,847,433       14,110,041
     International                             4,739,560        3,245,336         2,509,852         2,199,480        1,099,496
                                         ---------------   --------------    --------------    --------------   --------------
     Total                               $    52,799,566   $   35,612,317    $   22,634,862    $   18,046,913   $   15,209,537
                                         ===============   ==============    ==============    ==============   ==============



The Company actively engages in off-balance sheet consumer loan securitization transactions. Securitizations involve the transfer of a pool of loan receivables by the Company to an entity created for securitizations, generally a trust or other special purpose entity ("the trusts"). The credit quality of the receivables is supported by credit enhancements, which may be in various forms including interest-only strips, subordinated interests in the pool of receivables, cash collateral accounts, and accrued interest and fees on the investor's share of the pool of receivables. Securities ($31.9 billion outstanding as of December 31, 2002) representing undivided interests in the pool of consumer loan receivables are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale as payment for the receivables transferred. In certain securitizations, the Company retains an interest in the entity to which it transferred receivables ("seller's interest") equal to the amount of the outstanding receivables transferred to the trust in excess of the principal balance of the securities outstanding. For securitizations backed by a revolving pool of assets, the Company's seller's interest varies as the amount of the excess receivables in the trusts fluctuates as the accountholders make principal payments and incur new charges on the selected accounts. A securitization backed by non-revolving amortizing assets, such as auto loans, generally does not include a seller's interest, as obligor principal payments are generally paid to investors on a monthly basis. A securitization accounted for as a sale in accordance with SFAS 140 results in the removal of the receivables, other than any applicable seller's interest, from the Company's balance sheet for financial and regulatory accounting purposes and recording of any additional retained interests.

Collections received from securitized receivables are used to pay interest to investors, servicing and other fees, and are available to absorb the investors' share of credit losses. For revolving securitizations, amounts collected in excess of that needed to pay the above amounts are remitted to the Company, as described previously in "Servicing and Securitizations Income." For amortizing securitizations, amounts in excess of the amount that is used to pay interest, fees and principal are generally remitted to the Company, but may be paid to investors in further reduction of their outstanding principal as described below.

Investors in the Company's revolving securitization program are generally entitled to receive principal payments either in one lump sum after an accumulation period or through monthly payments during an amortization period. Amortization may begin sooner in certain circumstances, including the possibility of the annualized portfolio yield (generally consisting of interest and fees) for a three-month period dropping below the sum of the security rate payable to investors, loan servicing fees and net credit losses during the period. Increases in net credit losses and payment rates could significantly decrease the spread and cause early amortization. This early amortization would have a significant effect on the ability of the Bank and the Savings Bank to meet the capital adequacy requirements as all off-balance sheet loans experiencing such early amortization would have to be recorded on the balance sheet. At December 31, 2002, the annualized portfolio yields on the Company's off-balance sheet securitizations sufficiently exceeded the sum of the related security rates payable to investors, loan servicing fees and net credit losses, and as such, early amortizations of its off-balance sheet securitizations was not indicated or expected.

In revolving securitizations, prior to the commencement of the amortization or accumulation period, the investors' shares of the principal payments received on the trusts' receivables are reinvested in new receivables to maintain the principal balance of the securities. During the amortization period, the investors' share of principal payments is paid to the security holders until the securities are repaid. When the trust allocates principal payments to the security holders, the Company's reported consumer loans increase by the amount of any new activity on the accounts. During the accumulation period, the investors' share of principal payments is paid into a principal funding account designed to accumulate principal collections so the securities can be paid in full on the expected final payment date.

                                  [BAR CHART]

                                  [BAR CHART]

Table 4 indicates the impact of the consumer loan securitizations on average earning assets, net interest margin and loan yield for the periods presented. The Company intends to continue to securitize consumer loans.

TABLE 4: COMPARISON OF MANAGED AND REPORTED
OPERATING DATA AND RATIOS

Year Ended December 31
(Dollars in Thousands)


                                          2002                2001                2000
                                     --------------      --------------      --------------

REPORTED:
    Average earning assets           $   31,147,599      $   20,706,172      $   13,252,033
      Net interest margin(1)                   8.73%               8.45%              12.47%
      Loan yield(2)                           15.15               15.79               20.46

MANAGED:
  Average earning assets             $   57,266,637      $   38,650,677      $   24,399,119
  Net interest margin(1)                       9.23%               9.40%              11.11%
  Loan yield(2)                               14.64               15.88               18.25


(1) Reported and managed net interest margin increased 12 basis points and 7 basis points, respectively as a result of the one-time impact of the change in recoveries assumption for the year ended December 31, 2002.

(2) Reported and managed loan yield increased 15 basis points and 7 basis points, respectively as a result of the one-time impact of the change in recoveries assumption for the year ended December 31, 2002.

RISK ADJUSTED REVENUE MARGIN

The Company's products are designed with the objective of maximizing customer value while optimizing revenue for the level of risk undertaken. Management believes that comparable measures for external analysis are the risk adjusted revenue and risk adjusted margin of the managed portfolio. Risk adjusted revenue is defined as net interest income and non-interest income less net charge-offs. Risk adjusted margin measures risk adjusted revenue as a percentage of average earning assets. These measures consider not only the loan yield and net interest margin, but also the fee income associated with these products. By deducting net charge-offs, consideration is given to the risk inherent in the Company's portfolio.

                                  [BAR CHART]

The Company markets its card products to specific consumer populations. The terms of each card product are actively managed to achieve a balance between risk and expected performance, while obtaining the expected return. For example, card product terms include the ability to reprice individual accounts upwards or downwards based on the consumer's performance. In addition, since 1998, the Company has aggressively marketed low non-introductory rate cards to consumers with the best established credit profiles to take advantage of the favorable risk return characteristics of this consumer type. Industry competitors have continuously solicited the Company's customers with similar interest rate strategies. Management believes the competition has placed, and will continue to place, pressure on the Company's pricing strategies.

                                  [BAR CHART]

The Company also offers other credit card products. Examples of such products include secured cards, lifestyle cards, co-branded cards, student cards and other cards marketed to certain consumer populations that the Company believes are underserved by its competitors. These products do not have a significant, immediate impact on managed loan balances; rather they typically consist of lower credit limit accounts and balances that build over time. The terms of these customized card products tend to include membership fees and higher annual finance charge rates. The profile of the consumer populations that these products are marketed to, in some cases, may also tend to result in higher account delinquency rates and consequently higher past-due and overlimit fees as a percentage of loan receivables outstanding than the low non-introductory rate products.

Table 5 provides income statement data and ratios for the Company's managed consumer loan portfolio. The causes of increases and decreases in the various components of risk adjusted revenue are discussed in sections previous to this analysis.

TABLE 5: MANAGED RISK ADJUSTED REVENUE


                                                     Year Ended December 31
                                        -----------------------------------------------------
(Dollars in Thousands)                       2002                 2001              2000
                                        -------------       -------------       -------------

MANAGED INCOME STATEMENT:
Net interest income(2)                  $   5,284,338       $   3,633,817       $   2,710,859
Non-interest income(2)                      4,411,174           3,413,777           2,411,496
Net charge-offs                            (2,769,249)         (1,655,947)         (1,031,590)
                                        -------------       -------------       -------------
        Risk adjusted revenue           $   6,926,263       $   5,391,647       $   4,090,765
                                        =============       =============       =============
RATIOS(1):
Net interest margin(2)                           9.23%               9.40%              11.11%
Non-interest income(2)                           7.70                8.83                9.89
Net charge-offs                                 (4.84)              (4.28)              (4.23)
                                        -------------       -------------       -------------
        Risk adjusted margin(2)                 12.09%              13.95%              16.77%
                                        =============       =============       =============


(1)      As a percentage of average managed earning assets.

(2) Net interest income and non-interest income include $38.4 million and $44.4 million, respectively, related to the one-time impact of the change in recoveries assumption. This resulted in a 7 basis point increase in the managed net interest margin, a 7 basis point increase in non-interest income and a 14 basis point increase in the risk adjusted margin.

ASSET QUALITY

The asset quality of a portfolio is generally a function of the initial underwriting criteria used, levels of competition, account management activities and demographic concentration, as well as general economic conditions. The seasoning of the accounts is also an important factor in the delinquency and loss levels of the portfolio. Accounts tend to exhibit a rising trend of delinquency and credit losses as they season. As of December 31, 2002 and 2001, 45% and 58% of managed accounts, respectively, each representing 51% of the total managed loan balance, were less than eighteen months old. Accordingly, it is likely that the Company's managed loan portfolio could experience increased levels of delinquency and credit losses as the average age of the Company's accounts increases during 2003.

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

The 30-plus day delinquency rate for the managed consumer loan portfolio was 5.60% as of December 31, 2002, up 65 basis points from 4.95% as of December 31, 2001. The 30-plus day delinquency rate for the reported consumer loan portfolio increased to 6.51% as of December 31, 2002, from 4.84% as of December 31, 2001. Both reported and managed consumer loan delinquency rate increases as of December 31, 2002, as compared to December 31, 2001, principally reflect a continued seasoning of a portion of subprime accounts added during 2001 and the first quarter of 2002, along with slower growth of the portfolio during the second half of 2002 as the mix changed towards more lower yielding, higher credit quality loans.

 TABLE 6: DELINQUENCIES


 As of December 31                    2002                        2001                         2000
                           -------------------------   -------------------------    -------------------------
                                                % of                        % of                         % of
 (Dollars in Thousands)       Loans      Total Loans     Loans       Total Loans      Loans       Total Loans
                           -----------   -----------   -----------   -----------    -----------   -----------
REPORTED:
Loans outstanding          $27,853,652     100.00%     $20,921,014      100.00%     $15,112,712      100.00%
Loans delinquent:
    30-59 days                 830,389       2.98%         494,871        2.37%         418,967        2.77%
    60-89 days                 414,544       1.49%         233,206        1.11%         242,770        1.61%
    90 or more days            567,431       2.04%         284,480        1.36%         435,574        2.88%
                           -----------    -------      -----------      ------      -----------      ------
Total                      $ 1,812,364       6.51%     $ 1,012,557        4.84%     $ 1,097,311        7.26%
                           -----------    -------      -----------      ------      -----------      ------
Loans delinquent
    by geographic area:
        Domestic             1,709,822       6.83%         930,077        5.02%       1,034,995        8.23%
        Foreign                102,542       3.63%          82,480        3.47%          62,316        2.46%

MANAGED:
Loans outstanding          $59,746,537     100.00%     $45,263,963      100.00%     $29,524,026      100.00%
Loans delinquent:
    30-59 days               1,366,072       2.29%         934,681        2.06%         605,040        2.05%
    60-89 days                 753,735       1.26%         502,959        1.11%         349,250        1.18%
    90 or more days          1,225,587       2.05%         804,007        1.78%         590,364        2.00%
                           -----------    -------      -----------      ------      -----------      ------
Total                      $ 3,345,394       5.60%     $ 2,241,647        4.95%     $ 1,544,654        5.23%
                           -----------    -------      -----------      ------      -----------      ------



 As of December 31                     1999                        1998
                             ------------------------   --------------------------
                                                 % of                         % of
 (Dollars in Thousands)         Loans     Total Loans      Loans       Total Loans
                             -----------  -----------   -----------    -----------
REPORTED:
Loans outstanding            $ 9,913,549      100.00%   $ 6,157,111     100.00%
Loans delinquent:
    30-59 days                   236,868        2.39%       123,162       2.00%
    60-89 days                   129,251        1.30%        67,504       1.10%
    90 or more days              220,513        2.23%        98,798       1.60%
                             -----------     -------    -----------     ------
Total                        $   586,632        5.92%   $   289,464       4.70%
                             -----------     -------    -----------     ------
Loans delinquent
    by geographic area:
        Domestic                 533,081        6.85%       264,966       5.80%
        Foreign                   53,551        2.51%        24,498       1.54%

MANAGED:
Loans outstanding            $20,236,588      100.00%   $17,395,126     100.00%
Loans delinquent:
    30-59 days                   416,829        2.06%       329,239       1.89%
    60-89 days                   238,476        1.18%       182,982       1.05%
    90 or more days              403,464        1.99%       305,589       1.76%
                             -----------     -------    -----------     ------
Total                        $ 1,058,769        5.23%   $   817,810       4.70%
                             -----------     -------    -----------     ------

Reported and managed delinquency rates include 28 basis point and 13 basis point increases, respectively, related to the one-time impact of the 2002 change in recoveries assumption.

NET CHARGE-OFFS

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses) less current period principal recoveries. The Company charges off credit card loans (net of any collateral) at 180 days past the due date and generally charges off other consumer loans at 120 days past the due date. Costs to recover previously charged-off accounts are recorded as collection expenses in non-interest expense. During the year, the Company changed its financial statement presentation of recoveries of charged-off loan balances in accordance with the guidelines that were published by the FFIEC. Under the new presentation, principal amounts collected on previously charged-off accounts reduce current period charge-offs and recoveries of finance charges and fees are treated as revenue and are reflected in the appropriate income statement line item. All periods in the accompanying consolidated financial statements have been adjusted to properly account for this change in presentation.

                                  [BAR CHART]

For the year ended December 31, 2002, the managed net charge-off rate increased 59 basis points to 5.24% compared to the prior year. For the year ended December 31, 2002, the reported net charge-off rate increased 17 basis points to 4.93%. The increase in both the managed and reported net charge-off rates was the result of a seasoning of subprime loans added in the fourth quarter 2001 and early 2002 to the Company's portfolio and slower loan growth. Table 7 shows the Company's net charge-offs for the years presented on a reported and managed basis.

The Company takes measures as necessary, including requiring collateral on certain accounts and other marketing and account management techniques, to maintain the Company's credit quality standards and to manage the risk of loss on existing accounts. See "Risk Adjusted Revenue and Margin" for further discussion.

 TABLE 7: NET CHARGE-OFFS


                                                                                    Year Ended December 31
                                     ----------------------------------------------------------------------------------------------
(Dollars in Thousands)                    2002                2001                2000                1999                1998
                                     --------------      --------------      --------------      --------------      --------------
REPORTED:
Average loans outstanding            $   25,539,996      $   17,284,306      $   11,487,776      $    7,667,355      $    5,348,559
Net charge-offs                           1,259,684             822,257             627,312             318,992             248,344
Net charge-offs as a percentage of
    average loans outstanding                  4.93%               4.76%               5.46%               4.16%               4.64%
                                     ==============      ==============      ==============      ==============      ==============
MANAGED:
Average loans outstanding            $   52,799,566      $   35,612,617      $   22,634,862      $   18,046,913      $   15,209,537
Net charge-offs                           2,769,249           1,655,947           1,031,590             782,537             858,955
Net charge-offs as a percentage of
     average loans outstanding                 5.24%               4.65%               4.56%               4.34%               5.65%
                                     ==============      ==============      ==============      ==============      ==============


PROVISION FOR LOAN LOSSES

The allowance for loan losses is maintained at an amount estimated to be sufficient to absorb probable losses, net of principal recoveries (including recovery of collateral), inherent in the existing reported loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. Management believes that, for all relevant periods, the allowance for loan losses was adequate to cover anticipated losses in the total reported consumer loan portfolio under then current conditions, met applicable legal and regulatory guidance and was consistent with GAAP. There can be no assurance as to future credit losses that may be incurred in connection with the Company's consumer loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future credit losses. The allowance is a general allowance applicable to the reported homogeneous consumer loan portfolio. The amount of allowance necessary is determined primarily based on a migration analysis of delinquent and current accounts and forward loss curves. In evaluating the sufficiency of the allowance for loan losses, management also takes into consideration the following factors: recent trends in delinquencies and charge-offs including bankrupt, deceased and recovered amounts; forecasting uncertainties and size of credit risks; the degree of risk inherent in the composition of the loan portfolio; economic conditions; legal and regulatory guidance (including the "Expanded Guidance for Subprime Lending Programs" ("Subprime Guidelines") issued by the four federal banking agencies); credit evaluations and underwriting policies.

                                  [BAR CHART]

For the year ended December 31, 2002, the provision for loan losses increased to $2.1 billion, or 92%, from the 2001 provision for loan losses of $1.1 billion. This increase is primarily a result of the 48% increase in average reported loans, a rise in net charge-offs, the revised application of the Subprime Guidelines, and the aforementioned one-time impact of the $133.4 million change in recoveries estimate (see "Change in Recoveries Classification" above). The Company applied its allowance models, including these factors, and increased the allowance for loan losses by a total of $880.0 million during 2002.

For the year ended December 31, 2001, the provision for loan losses increased to $1.1 billion, or 38%, from the 2000 provision for loan losses of $812.9 million. This increase is primarily a result of the 50% increase in average reported loans, offset by a 70 basis point, or 13%, decrease in the reported net charge-off rates as a result of the shift in the mix of the composition of the reported portfolio. As a result of these factors, the Company increased the allowance for loan losses by $313.0 million during 2001.

Table 8 sets forth the activity in the allowance for loan losses for the periods indicated. See "Asset Quality," "Delinquencies" and "Net Charge-Offs" for a more complete analysis of asset quality.

TABLE 8: SUMMARY OF ALLOWANCE FOR LOAN LOSSES


                                                                                 Year Ended December 31
                                                        -----------------------------------------------------------------------
(Dollars in Thousands)                                      2002           2001           2000           1999           1998
                                                        -----------    -----------    -----------    -----------    -----------
 Balance at beginning of year                           $   840,000    $   527,000    $   342,000    $   231,000    $   183,000
 Provision for loan losses:
     Domestic                                             2,025,885      1,048,972        705,195        364,086        252,612
     Foreign                                                123,443         71,485        107,666         62,384         36,229
                                                        -----------    -----------    -----------    -----------    -----------
     Total provision for loan losses                      2,149,328      1,120,457        812,861        426,470        288,841
                                                        -----------    -----------    -----------    -----------    -----------
 Acquisitions/other                                          (9,644)        14,800           (549)         3,522          7,503
                                                        -----------    -----------    -----------    -----------    -----------
 Charge-offs:
     Domestic                                            (1,363,565)      (908,065)      (693,106)      (344,679)      (282,455)
     Foreign                                               (127,276)      (110,285)       (79,296)       (55,464)       (11,840)
                                                        -----------    -----------    -----------    -----------    -----------
     Total charge-offs                                   (1,490,841)    (1,018,350)      (772,402)      (400,143)      (294,295)
                                                        -----------    -----------    -----------    -----------    -----------
 Principal recoveries:
     Domestic                                               203,412        176,102        136,334         79,150         45,892
     Foreign                                                 27,745         19,991          8,756          2,001             59
                                                        -----------    -----------    -----------    -----------    -----------
     Total principal recoveries                             231,157        196,093        145,090         81,151         45,951
                                                        -----------    -----------    -----------    -----------    -----------
 Net charge-offs                                         (1,259,684)      (822,257)      (627,312)      (318,992)      (248,344)
                                                        -----------    -----------    -----------    -----------    -----------
 Balance at end of year                                 $ 1,720,000    $   840,000    $   527,000    $   342,000    $   231,000
                                                        ===========    ===========    ===========    ===========    ===========
 Allowance for loan losses to loans at end of year             6.18%          4.02%          3.49%          3.45%          3.75%
                                                        ===========    ===========    ===========    ===========    ===========
 Allowance for loan losses by geographic distribution:
 Domestic                                               $ 1,636,405    $   784,857    $   451,074    $   299,424    $   198,419
 Foreign                                                     83,595         55,143         75,926         42,576         32,581

REPORTABLE SEGMENTS

The Company manages its business by three distinct operating segments: Consumer Lending, Auto Finance and International. The Consumer Lending, Auto Finance and International segments are considered reportable segments based on quantitative thresholds applied to the managed loan portfolio for reportable segments provided by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Management decision making is performed on a managed portfolio basis, and such information about reportable segments is provided on a managed basis.

TABLE 9: SEGMENTS (MANAGED BASIS)

                           Consumer Lending               Auto Finance                   International
                     ---------------------------   ---------------------------    ----------------------------
                         2002           2001           2002           2001            2002            2001
                     ------------   ------------   ------------   ------------    ------------    ------------
Loans receivable     $ 47,290,100   $ 37,324,079   $  6,992,541   $  3,957,729    $  5,330,541    $  3,970,244
Net income              1,043,027        780,776         10,262        (35,361)        (35,566)        (50,454)
Net charge-off rate          5.54%          4.87%          3.82%          4.25%           3.76%           3.59%
Delinquency rate             5.54           5.00           7.15           5.59            4.18            3.84
                     ============   ============   ============   ============    ============    ============

CONSUMER LENDING SEGMENT

The Consumer Lending segment consists primarily of domestic credit card and installment lending activities. Total Consumer Lending segment loans increased 27% to $47.3 billion at December 31, 2002, compared to $37.3 billion at December 31, 2001. The achieved loan growth in this segment reflects the Company's substantial opportunity to grow loans using IBS.

Net charge-offs of Consumer Lending segment loans increased $875.8 million, or 60%, while average Consumer Lending segment loans for the year ended December 31, 2002 grew 41% compared to the same period in the prior year. For the year ended December 31, 2002, the Consumer Lending segment's net charge-offs as a percentage of average Consumer Lending segment loans outstanding were 5.54%, compared to 4.87% for the prior year. This increase was consistent with management's expectations and was driven by the seasoning of loans in the portfolio and the relatively lower loan growth experienced in the second half of 2002.

The 30-plus day delinquency rate for the Consumer Lending segment was 5.54% as of December 31, 2002, up 54 basis points from 5.00% as of December 31, 2001. The increase in delinquencies is due to the seasoning of the portfolio in addition to the recent downturn in the U.S. economy and increased unemployment rates.

During the third quarter of 2002, the Company expensed $38.8 million related to the early termination of leases, unused facility capacity, and accelerated depreciation of related fixed assets. The Company allocated $35.5 million of these expenses to the Consumer Lending segment.

AUTO FINANCE SEGMENT

The Auto Finance segment consists of automobile lending activities. Total Auto Finance segment loans outstanding increased 77% to $7.0 billion at December 31, 2002, compared to $4.0 billion at December 31, 2001. The increase in auto loans outstanding was the result of expanded organizational capabilities and increased reliance on proven IBS concepts, which attracted new dealer-sourced and direct loan volume.

Net charge-offs of Auto Finance segment loans increased $132.9 million, or 154%, while average Auto Finance loans for the year ended December 31, 2002 grew 183%, compared to the same period in the prior year. For the year ended December 31, 2002, the Auto Finance segment's net charge-offs as a percentage of average Auto Finance segment loans outstanding were 3.82% compared to 4.25% for the prior year. The decrease is primarily the result of improved credit quality on the Company's average loan portfolio for 2003. The decrease occurred despite deterioration in used car values, which caused higher loss severity.

The 30-plus day delinquency rate for the Auto Finance segment was 7.15% as of December 31, 2002, up 156 basis points from 5.59% as of December 31, 2001. The increase in delinquencies was primarily the result of an increase in higher yielding, lower credit quality loans and higher unemployment.

During the year, the Company sold $1.5 billion of auto loans to multiple buyers. These transactions resulted in gains of $28.2 million for the Auto Finance segment. These gains were offset in part by compensation expense of $14.5 million ($9.0 million after taxes) that was recognized and allocated to the Auto Finance segment for the accelerated vesting provisions of certain restricted stock issued in connection with the acquisition of PeopleFirst.

INTERNATIONAL SEGMENT

The International segment consists of all non-domestic consumer lending activities. Total International segment loans outstanding increased 34% to $5.3 billion at December 31, 2002, compared to $4.0 billion at December 31, 2001. The increase in total outstandings was principally the result of the successful application of its IBS to originate loans in the United Kingdom and Canada.

Net charge-offs of International segment loans increased $61.3 million, or 53% while average International segment loans for the year ended December 31, 2002 grew 46%, compared to the same period in the prior year. For the year ended December 31, 2002, the International segment's net charge-offs as a percentage of average International segment loans outstanding were 3.76% compared to 3.59% for the prior year. The increase was driven primarily by greater charge-offs compared to loan growth for the Canadian market.

The 30-plus day delinquency rate for the International segment was 4.18% as of December 31, 2002, up 34 basis points from 3.84% as of December 31, 2001. International delinquencies increased primarily as a result of the seasoning of the Canadian credit portfolio and slower Canadian loan growth.

During 2002, the Company realigned certain aspects of its European operations. Charges related to the realignment of $12.5 million were recognized and allocated to the International segment.

FUNDING

FUNDING AVAILABILITY

The Company has established access to a variety of funding alternatives in addition to securitization of its consumer loans. Table 10 illustrates the Company's unsecured funding sources.

TABLE 10: FUNDING AVAILABILITY

                                                      Effective/
(dollars or dollar equivalents in millions)           Issue Date    Total Capacity  Availability(1)  Final Maturity(5)
-------------------------------------------           ----------    --------------  ---------------  -----------------

Senior and Subordinated Global Bank Note Program(2)           6/00   $      5,000     $      2,263                --
Senior Domestic Bank Note Program(3)                          4/97   $      1,261               --                --
Domestic Revolving Credit Facility                            5/99   $      1,200     $      1,200              5/03
Multicurrency Facility(4)                                     8/00   $        315     $        315              8/04
Collateralized Revolving Credit Facility                        --   $      2,200     $      1,306                --
Corporation shelf registration                                3/02             --     $      2,248                --
                                                      ============   ============     ============      ============

(1) All funding sources are non-revolving except for the Multicurrency Credit Facility, the Domestic Revolving Credit Facility and the Collateralized Revolving Credit Facility. Funding availability under the credit facilities is subject to compliance with certain representations, warranties and covenants. Funding availability under all other sources is subject to market conditions.

(2) The global senior and subordinated bank note program has original terms of three to five years.

(3) The senior domestic bank note program has original terms of one to ten years.

(4) US dollar equivalent based on the USD/Euro exchange rate as of December 31, 2002.

(5) Maturity date refers to the date the facility terminates, where applicable. The Senior and Subordinated Global Bank Note Program gives the Bank the ability to issue securities to both U.S. and non-U.S. lenders and to raise funds in foreign currencies.

                                   [PIE CHART]

The Senior and Subordinated Global Bank Note Program gives the Bank the ability to issue securities to both U.S. and non-U.S. lenders and to raise funds in foreign currencies. The Senior and Subordinated Global Bank Note Program had $2.7 billion outstanding at December 31, 2002. In January 2003, the Bank increased its capacity under the Senior and Subordinated Global Bank Note Program to $8.0 billion. Prior to the establishment of the Senior and Subordinated Global Bank Note Program, the Bank issued senior unsecured debt through its $8.0 billion Senior Domestic Bank Note Program, of which $1.3 billion was outstanding at December 31, 2002. The Bank did not renew the Senior Domestic Bank Note Program for future issuances.

In July 2002, the Company repurchased senior bank notes in the amount of $230.4 million, resulting in a pre-tax gain of $27.0 million.

The Domestic Revolving Credit Facility (the "Credit Facility") is available for general corporate purposes of the Company. The Credit Facility is comprised of two tranches: a $810.0 million Tranche A facility available to the Bank and the Savings Bank, including an option for up to $250.0 million in multicurrency availability; and a $390.0 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $150.0 million in multicurrency availability. All borrowings under the Credit Facility are based on varying terms of LIBOR. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but have not been paid.

The Multicurrency Facility is available for general Company purposes of the Bank's business in the United Kingdom. The Corporation and the Bank serve as guarantors of all borrowings by Capital One Bank (Europe), plc under the Multicurrency Facility. Internationally, the Company has funding programs designed for foreign investors or to raise funds in foreign currencies allowing the Company to borrow from U.S. and non-U.S. lenders, including foreign currency funding options under the Credit Facility discussed above. The Company funds its foreign assets by directly or synthetically borrowing or securitizing in the local currency to mitigate the financial statement effect of currency translations.

In April 2002, COAF entered into a $2.2 billion collateralized revolving warehouse credit facility collateralized by a security interest in certain consumer loan assets. The collateralized revolving warehouse credit facility has several participants each with a separate renewal date. The facility does not have a final maturity date. Instead, each participant may elect to renew the commitment for another set period of time. All participants have renewal dates occurring in 2003. Interest on the facility is based on commercial paper rates. At December 31, 2002, $894.0 million was outstanding under the facility.

As of December 31, 2002, the Corporation had two effective shelf registration statements under which the Corporation from time to time may offer and sell senior or subordinated debt securities, preferred stock, common stock, common equity units and stock purchase contracts.

On November 11, 2002, the Corporation issued shares of its common stock having an aggregate value of $54.9 million to certain former shareholders of AmeriFee Corporation ("AmeriFee") in connection with the termination of the stock purchase agreement relating to the Corporation's acquisition of AmeriFee. Of this amount, $43.9 million of the Corporation's common stock was issued through its shelf registration statement and $11.0 million was issued in an unregistered offering.

In April 2002, the Corporation completed a public offering of mandatory convertible debt securities (the "Upper Decs(R)"), that resulted in net proceeds of approximately $725.0 million. The net proceeds were used for general corporate purposes. Each Upper Dec(R) initially consists of and represents (i) a senior note due May 17, 2007 with a principal amount of $50, on which the Company will pay interest quarterly at the initial annual rate of 6.25%, and
(ii) a forward purchase contract pursuant to which the holder has agreed to purchase, for $50, shares of the Company's common stock on May 17, 2005 (or earlier under certain conditions), with such number of shares to be determined based upon the average closing price per share of the Company's common stock for 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date at a minimum per share price of $63.91 and a maximum per share price of $78.61.

In January 2002, the Corporation issued $300.0 million of five-year senior notes with a coupon rate of 8.75%.

The Company continues to expand its retail deposit gathering efforts through both direct and broker marketing channels. The Company uses its IBS capabilities to test and market a variety of retail deposit origination strategies, including via the Internet, as well as to develop customized account management programs. As of December 31, 2002, the Company had $17.3 billion in interest-bearing deposits of which $7.2 billion represents large denomination certificates of $100 thousand or more, with original maturities up to ten years. The use of these deposits to fund the Company's asset growth may be limited based upon whether such deposits originated at the Bank or the Savings Bank.

Table 11 shows the maturities of domestic time certificates of deposit in denominations of $100 thousand or greater (large denomination CDs) as of December 31, 2002.

TABLE 11: MATURITIES OF DOMESTIC LARGE DENOMINATION CERTIFICATES -- $100,000 OR MORE.

December 31, 2002
(dollars in thousands)                  Balance         Percent
----------------------                ------------   ------------

Three months or less                  $    636,008           8.87%
Over 3 through 6 months                    649,391           9.06
Over 6 through 12 months                 1,369,984          19.11
Over 12 months through 10 years          4,514,784          62.96
                                      ------------   ------------

Total                                 $  7,170,167         100.00%
                                      ============   ============

Table 12 reflects the costs of other borrowings of the Company as of and for each of the years ended December 31, 2002, 2001 and 2000.

TABLE 12: SHORT-TERM BORROWINGS

                                                          Maximum
                                                      Outstanding      Outstanding       Average          Average        Year-End
(Dollars in Thousands)                        as of any Month-End   as of Year-End   Outstanding    Interest Rate   Interest Rate
----------------------                        -------------------   --------------   -----------    -------------   -------------

2002:
Federal funds purchased and resale agreements        $  1,741,911     $    554,887   $  1,118,185            1.66%           1.26%
Other                                                   1,418,184          897,208        844,715            2.96            2.09
                                                     ------------     ------------   ------------    ------------    ------------
Total                                                                 $  1,452,095   $  1,962,900            2.22%           1.77%
                                                     ============     ============   ============    ============    ============

2001:
Federal funds purchased and resale agreements        $  1,643,524     $    434,024   $  1,046,647            3.77%           1.91%
Other                                                     616,584          449,393        224,995            7.66            2.29
                                                     ------------     ------------   ------------    ------------    ------------
Total                                                                 $    883,417   $  1,271,642            4.46%           2.10%
                                                     ============     ============   ============    ============    ============
2000:
Federal funds purchased and resale agreements        $  1,303,714     $  1,010,693   $  1,173,267            6.26%           6.58%
Other                                                     371,020           43,359        129,700           11.52            6.17
                                                     ------------     ------------   ------------    ------------    ------------
Total                                                                 $  1,054,052   $  1,302,967            6.79%           6.56%
                                                     ============     ============   ============    ============    ============

Additional information regarding funding can be found in Note F to the Consolidated Financial Statements.

FUNDING OBLIGATIONS

Table 13 summarizes the amounts and maturities of the contractual funding obligations of the Company, including off-balance sheet funding.

TABLE 13: FUNDING OBLIGATIONS

As of December 31, 2002               Total      Up to 1 year     1-3 years      4-5 years   After 5 years
-----------------------           ------------   ------------   ------------   ------------  -------------

Interest-bearing deposits         $ 17,325,965   $  4,880,378   $  6,682,686   $  5,508,154   $    254,747
Senior notes                         5,565,615      1,059,917      2,562,107      1,544,194        399,397
Other borrowings                     6,365,075      2,747,137      2,416,139      1,195,976          5,823
Operating leases                       292,927         53,165         84,873         70,420         84,469
Off-balance sheet
    securitization amortization     31,841,923      8,966,743      8,859,607      9,733,705      4,281,868
                                  ------------   ------------   ------------   ------------   ------------
Total obligations                 $ 61,391,505   $ 17,707,340   $ 20,605,412   $ 18,052,449   $  5,026,304
                                  ============   ============   ============   ============   ============

The terms of the lease and credit facility agreements related to certain other borrowings and operating leases in Table 13 require several financial covenants (including performance measures and equity ratios) to be met. If these covenants are not met, there may be an acceleration of the payment due dates noted above. As of December 31, 2002, the Company was not in default of any such covenants.

DERIVATIVE INSTRUMENTS

The Company enters into interest rate swap agreements in order to manage interest rate exposure. In most cases, this exposure is related to the funding of fixed rate assets with floating rate obligations, including off-balance sheet securitizations. The Company also enters into forward foreign currency exchange contracts and cross currency swaps to reduce sensitivity to changing foreign currency exchange rates. The hedging of foreign currency exchange rates is limited to certain intercompany obligations related to international operations. These derivatives expose the Company to certain credit risks. The Company has established policies and limits, as well as collateral agreements, to manage credit risk related to derivative instruments.

Additional information regarding derivative instruments can be found in Note S to the Consolidated Financial Statements.

RISK MANAGEMENT

Risk is an inherent part of the Company's business and activities. The Company's ability to properly and effectively identify, assess, monitor and manage risk in its business activities is critical to its safe and sound operation and profitability. The Company's business activities generate credit risk, liquidity risk, interest rate risk and operational risk, each of which is described below.

CREDIT RISK

Credit risk is one of the Company's most important risk categories. Consequently, as part of the Company's risk management process, stronger central control of credit policies and programs has been established, while maintaining the ability of the Company's operating units to respond flexibly to changing market and competitive conditions. In 2002, the Company appointed a dedicated Chief Credit Officer, expanded its central Credit Risk Management staff and strengthened its Credit Policy Committee. The credit committee and staff group ensure that the Company's credit decisions are made on a conservative basis, that each of its operating units apply best practices in measuring and managing credit risk, and that all relevant factors, including credit outlook, profitability, and the competitive, economic and regulatory environment are considered in making credit decisions.

In addition to strong governance, another key element in the Company's management of credit risk is its use of IBS. In its credit policy, the Company has identified six key principles which govern the use of IBS in credit management. These principles are: (1) Empirical Evidence - that all decisions shall be made on the basis of the best available data; (2) Inseparability - that it is impossible to separate credit decisions from product terms and marketing channels; (3) Expectation of Volatility - that the expectation that future credit performance could be worse than past credit performance should be explicitly factored into underwriting decisions; (4) Positive Net Present Value
- that all prospective and existing pools of accounts need to have a positive net present value when solicited or when the terms of the loans are adjusted;
(5) Earnings Stability - that a loan shall only be booked if the Company will be satisfied with the loan's performance during each discrete period of the loan's life; and (6) Constrained Optimization - that individual credit programs will sometimes be limited to insure that the overall portfolio and specific individual account characteristics conform to limits established by the Company and its Board of Directors.

These principles are the foundation of the Company's credit decision making approach. They govern the selection of customers, and the approach to pricing, credit line management, customer management, collections and recoveries. They provide a framework in which the Company can apply a very high degree of analytical rigor to decision making while preserving the flexibility to respond quickly to changing market and economic conditions.

The Company's credit risk profile is managed to maintain better than average credit quality, strong risk-adjusted returns and increased diversification. This is accomplished by increasing growth in the prime and superprime card business, while reducing growth in the subprime card business, by customizing credit lines and product terms to each consumer segment to ensure appropriate returns, by diversification into consumer lending, products such as automobile financing and unsecured installment lending and by international expansion. The centralized Credit Risk Management group monitors overall composition and quality of the credit portfolio. The Company takes into consideration potential future economic conditions when monitoring and assessing its credit portfolio to understand its credit risk profile under various stressful conditions.

The Company's guiding principles, strengthened central governance and Board-directed risk tolerances, ensure that senior executives are well-informed of credit trends and can make appropriate credit and business decisions for the Company. The Company ensures day-to-day market responsiveness and flexibility by empowering its business line managers to develop credit strategies and programs aligned with the objective of long-term business profitability. The credit program development process considers the evolving needs of the target market, the competitive environment and the economic outlook. It is highly analytical and uses the Company's extensive database of past test results. Senior Credit Officers, who are appointed by the Credit Policy Committee, oversee all credit program development. Large new programs or program changes are reviewed by the Credit Policy Committee or its subcommittee.

Most of the Company's credit strategies rely heavily on the use of sophisticated proprietary scoring models. These models consider many variables, including credit scores developed by nationally recognized scoring firms. The models are validated, monitored and maintained in accordance with detailed policies and procedures to ensure their continued validity.

INTEREST RATE RISK

Interest rate risk refers to changes in earnings or the net present value of assets and off-balance sheet positions less liabilities (termed "economic value of equity") due to interest rate changes. To the extent that managed interest income and expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings and economic value of equity could be affected. The Company's managed net interest income is affected primarily by changes in LIBOR, as variable rate card receivables, securitization bonds and corporate debts are repriced. The Company manages and mitigates its interest rate sensitivity through several techniques, which include, but are not limited to, changing the maturity, repricing and distribution of assets and liabilities and by entering into interest rate swaps.

The Company measures interest rate risk through the use of a simulation model. The model generates a distribution of 12-month managed net interest income outcomes based on a plausible set of interest rate paths, which are generated from an industry-accepted term structure model. The consolidated balance sheet and all off-balance sheet positions are included in the analysis. The Company's Asset/Liability Management Policy requires that based on this distribution there be no more than a 5% probability of a reduction in 12-month net interest income of more than 3% of base net interest income. The interest rate scenarios evaluated as of December 31, 2002 included scenarios in which short-term interest rates rose by over 300 basis points or fell by as much as 140 basis points over the 12 months.

The Asset/Liability Management Policy also limits the change in 12-month net interest income and economic value of equity, due to instantaneous parallel rate shocks.

As of December 31, 2002, the Company was in compliance with all interest rate risk management policies. The measurement of interest rate sensitivity does not consider the effects of changes in the overall level of economic activity associated with various interest rate scenarios or reflect the ability of management to take action to further mitigate exposure to changes in interest rates. This action may include, within legal and competitive constraints, the repricing of interest rates on outstanding credit card loans.

Table 14 reflects the interest rate repricing schedule for earning assets and interest-bearing liabilities as of December 31, 2002.

TABLE 14: INTEREST RATE SENSITIVITY

As of December 31, 2002 -
Subject to Repricing (Dollars in Millions)                Within 180 Days   180 Days-1 Year   1 Year-5 Years    Over 5 Years
                                                          ---------------   ---------------   --------------    ------------
EARNING ASSETS:
    Federal funds sold and resale agreements                $        374     $         --      $         --     $         --
    Interest-bearing deposits at other banks                         267               --                --               --
    Securities available for sale                                    548              561             2,606              709
    Consumer loans                                                 8,135            1,200             8,956            9,563
                                                            ------------     ------------      ------------     ------------
Total earning assets                                               9,324            1,761            11,562           10,272
INTEREST-BEARING LIABILITIES:
    Interest-bearing deposits                                      3,180            2,773            11,118              255
    Senior notes                                                     714              326             4,127              399
    Other borrowings                                               3,631              657             2,072                5
                                                            ------------     ------------      ------------     ------------
Total interest-bearing liabilities                                 7,525            3,756            17,317              659
Non-rate related net assets                                           --               --                --           (3,662)
                                                            ------------     ------------      ------------     ------------
Interest sensitivity gap                                           1,799           (1,995)           (5,755)           5,951
Impact of swaps                                                    1,060             (361)             (699)              --
Impact of consumer loan securitizations                           (4,758)            (427)           (2,789)           7,974
                                                            ------------     ------------      ------------     ------------
Interest sensitivity gap adjusted for impact of
securitizations and swaps                                   $     (1,899)    $     (2,783)     $     (9,243)    $     13,925
Adjusted gap as a percentage of managed assets                     -2.78%           -4.08%           -13.53%           20.39%
                                                            ------------     ------------      ------------     ------------
Adjusted cumulative gap                                     $     (1,899)    $     (4,682)     $    (13,925)    $         --
Adjusted cumulative gap as a percentage of managed assets          -2.78%           -6.86%           -20.39%            0.00%
                                                            ============     ============      ============      ===========

LIQUIDITY RISK

Liquidity risk refers to the Company's inability to meet its cash needs. The Company meets its cash requirements by securitizing assets, gathering deposits and issuing debt and equity. As discussed in "Managed Consumer Loan Portfolio," a significant source of liquidity for the Company has been the securitization of consumer loans. Maturity terms of the existing securitizations vary from 2003 to 2008, and for revolving securitizations have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled, which would accelerate the need for funding. Additionally, this early amortization would have a significant effect on the ability of the Bank and the Savings Bank to meet the capital adequacy requirements as all off-balance sheet loans experiencing such early amortization would have to be recorded on the balance sheet.

The amounts of investor principal from off-balance sheet consumer loans that are expected to amortize into the Company's consumer loans, or be otherwise paid over the periods indicated, based on outstanding off-balance sheet consumer loans as of January 1, 2003 are summarized in Table 13. As of December 31, 2002 and 2001, 53% and 54%, respectively, of the Company's total managed loans were included in off-balance sheet securitizations.

As such amounts amortize or are otherwise paid, the Company believes it can securitize additional consumer loans, gather deposits, purchase federal funds and establish other funding sources to fund new loan growth, although no assurance can be given to that effect. Additionally, the Company maintains a portfolio of high-quality securities such as U.S. Treasuries and other U.S. government obligations, commercial paper, interest-bearing deposits with other banks, federal funds and other cash equivalents in order to provide adequate liquidity and to meet its ongoing cash needs. As of December 31, 2002, the Company had $5.3 billion of such securities.

Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. As of December 31, 2002, the Company, the Bank and the Savings Bank collectively had over $2.8 billion in unused commitments under various credit facilities available for liquidity needs.

OPERATIONAL RISK

The Company is exposed to numerous types of operational risk. Operational risk generally refers to the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control, system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as result of noncompliance with applicable regulatory standards.

The Company operates in a number of different businesses and markets and places reliance on the ability of its employees and systems to process a high number of transactions. In the event of a breakdown in the internal control systems, improper operation of systems or improper employee actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation. In order to address this risk, management maintains a system of internal controls with the objective of providing proper transaction authorization and execution, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data.

The Company maintains systems of control that provide management with timely and accurate information about the operations of the Company. These systems have been designed to manage operational risk at appropriate levels given the Company's financial strength, the environment in which it operates, and considering factors such as competition and regulation. The Company has also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed on a uniform basis. Management continually monitors and improves its internal controls systems and Company-wide processes and procedures to reduce the likelihood of losses related to operational risk.

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

The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." As of December 31, 2002, there were no conditions or events since these notifications that management believes would have changed either the Bank or the Savings Bank's capital category.

Since early 2001, the Bank and Savings Bank have treated a portion of their loans as "subprime" under the Subprime Guidelines and have assessed their capital and allowance for loan losses accordingly. In the second quarter of 2002, the Company adopted a revised application of the Subprime Guidelines, the result of which was to require more capital and allowance for loan losses to be held against subprime loans. Under the revised application of the Subprime Guidelines, the Company has, for purposes of calculating capital ratios, risk weighted subprime loans in targeted programs at 200%, rather than the 100% risk weighting applied to loans not in targeted subprime programs. The company has addressed the additional capital requirements with available resources. Under the revised application of the Subprime Guidelines, each of the Bank and Savings Bank exceeds the requirements for a "well-capitalized" institution as of December 31, 2002.

For purposes of the Subprime Guidelines, the Company has treated as "subprime" all loans in the Bank's and the Savings Bank's targeted subprime programs to customers either with a FICO score of 660 or below or with no FICO score. The Bank and the Savings Bank hold on average 200% of the total risk-based capital charge that would otherwise apply to such assets. This results in higher levels of regulatory capital at the Bank and the Savings Bank. As of December 31, 2002, approximately $5.3 billion or 28.0% of the Bank's, and $3.8 billion or 32.4% of the Savings Bank's, on-balance sheet assets were treated as "subprime" for purposes of the Subprime Guidelines.

In November 2001, the Agencies adopted an amendment to the regulatory capital standards regarding the treatment of certain recourse obligations, direct credit substitutes (i.e., guarantees on third-party assets), residual interests in asset securitizations, and certain other securitized transactions. Effective January 1, 2002, this rule amended the Agencies' regulatory capital standards to create greater differentiation in the capital treatment of residual interests. On May 17, 2002, the Agencies issued an advisory interpreting the application of this rule to a residual interest commonly referred to as an accrued interest receivable (the "AIR Advisory"). The effect of this AIR Advisory is to require all insured depository institutions, including the Bank and the Savings Bank, to hold significantly higher levels of regulatory capital against accrued interest receivables beginning December 31, 2002. The Bank and the Savings Bank have met this capital requirement and remain well capitalized as the AIR Advisory became effective as of December 31, 2002.

The Company currently expects to operate each of the Bank and Savings Bank in the future with a total capital ratio of at least 12%. The Corporation has a number of alternatives available to meet any additional regulatory capital needs of the Bank and the Savings Bank, including substantial liquidity held at the Corporation and available for contribution.

In August 2000, the Bank received regulatory approval and established a subsidiary bank in the United Kingdom. In connection with the approval of its former branch office in the United Kingdom, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch or subsidiary bank in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 2002 and 2001, the Company's Tier 1 Leverage ratio was 11.95% and 11.93%, respectively.

Additionally, federal banking law limits the ability of the Bank and Savings Bank to transfer funds to the Corporation. As of December 31, 2002, retained earnings of the Bank and the Savings Bank of $924.4 million and $408.4 million, respectively, were available for payment of dividends to the Corporation without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least 30 days advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

Additional information regarding capital adequacy can be found in Note O to the Consolidated Financial Statements.

DIVIDEND POLICY

Although the Company expects to reinvest a substantial portion of its earnings in its business, the Company also intends to continue to pay regular quarterly cash dividends on its common stock. The declaration and payment of dividends, as well as the amount thereof, are subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Accordingly, there can be no assurance that the Corporation will declare and pay any dividends. As a holding company, the ability of the Corporation to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Applicable banking regulations and provisions that may be contained in borrowing agreements of the Corporation or its subsidiaries may restrict the ability of the Corporation's subsidiaries to pay dividends to the Corporation or the ability of the Corporation to pay dividends to its stockholders.

LEGISLATIVE AND REGULATORY MATTERS

INFORMAL MEMORANDUM OF UNDERSTANDING

As described in the Company's report on Form 10-Q, dated August 13, 2002, the Company has entered into an informal memorandum of understanding with the bank regulatory authorities with respect to certain issues, including capital, allowance for loan losses, finance charge and fee reserves and policies, procedures, systems and controls. A memorandum of understanding is characterized by regulatory authorities as an informal action, that is not published or publicly available. The Company has implemented levels of capital, reserves and allowances that it believes satisfy the memorandum of understanding.

In addition, as required under the memorandum of understanding, the Company has continued to take actions, among others, to enhance its enterprise risk management framework and legal entity business plans. As part of the ongoing supervision of the Bank and the Savings Bank, the Company will periodically report to, and consult with, the regulators on all the matters addressed under the informal memorandum of understanding. While the Company has delivered on the principal requirements of the informal memorandum of understanding, it expects its regulators to monitor its ongoing execution for some period of time. Hence, the Company is unable to predict the exact timing for conclusion or termination of the informal memorandum of understanding.

FFIEC

On January 8, 2003 the FFIEC released Account Management and Loss Allowance Guidance (the "Guidance"). The Guidance applies to all credit lending of regulated financial institutions and generally requires that banks properly manage several elements of their credit-card lending programs, including line assignments, over-limit practices, minimum payment and negative amortization, workout and settlement programs and the accounting methodology used for various assets and income items related to credit card loans.

The Company believes that its credit card account management and loss allowance practices are prudent and appropriate and, therefore, consistent with the Guidance. Based on this review and these discussions, the Company believes the Guidance will not have a material adverse effect on its financial condition or results of operations. The Company cautions, however, that similar to the Subprime Guidelines, the Guidance provides wide discretion to bank regulatory agencies in the application of the Guidance to any particular institution and its account management and loss allowance practices. Accordingly, under the Guidance, bank examiners could require changes in the Company's account management or loss allowance practices in the future.

SARBANES-OXLEY

On July 30, 2002, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") was passed into law. The Sarbanes-Oxley Act applies to all companies that are required to file periodic reports with the Securities Exchange Commission ("SEC") and contains a number of significant changes relating to the responsibilities of directors and officers and reporting and governance obligations of SEC reporting companies. Certain provisions of the Sarbanes-Oxley Act were effective immediately without action by the SEC; however many provisions became effective over the months following its passage and required the SEC to issue implementing rules. Following the passage of the Sarbanes-Oxley Act, the Company has taken steps which it believes places it in substantial compliance with the effective provisions of the Sarbanes-Oxley Act and it continues to monitor SEC rulemaking to determine if additional changes are needed to comply with provisions that will become effective over the following months. During the course of its compliance efforts, the Company has identified no significant changes which must be made to its organizational and control structures or existing processes as a result of this legislation and the currently effective rules issued by the SEC and other regulatory bodies.

BUSINESS OUTLOOK

This business outlook section summarizes the Company's expectations for earnings for 2003, and its primary goals and strategies for continued growth. The statements contained in this section are based on management's current expectations. Certain statements are forward looking, and therefore actual results could differ materially. Factors that could materially influence results are set forth throughout this section and in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (Part I, Item 1, Risk Factors).

EARNINGS GOALS

The Company has historically targeted an annual growth in earnings per share of at least 20%, with 2002 marking the eighth consecutive year that this goal has been achieved. Looking forward, the Company anticipates earnings per share results of approximately $4.55 in 2003, which is approximately 16% growth over the $3.93 earnings per share achieved in 2002. The Company continues to target long-term earnings per share growth of 20%.

The Company's 2003 earnings per share growth target results from our decision in mid-2002 to moderate the growth of our managed loans outstanding to 20-25% in 2003 from 32%, 53% and 46% in 2002, 2001 and 2000, respectively. To slow the growth of the Company's managed loans outstandings, it reduced marketing spending from $674.0 million in the first half of 2002 to $396.6 million in the second half of 2002. This reduction in spending led to an increase in earnings per share growth in 2002 to 35% from the 20% growth originally forecasted. In 2003, the Company expects marketing spending to increase to approximately $300.0 million per quarter.

The Company expects to achieve these results based on the continued success of its business strategies and its current assessment of the competitive, regulatory and funding market environments that it faces (each of which is discussed elsewhere in this Annual Report), as well as the expectation that the geographies in which the Company competes will not experience significant consumer credit quality erosion, as might be the case in an economic downturn or recession.

The Company's earnings are a function of our revenues (net interest income and non-interest income), consumer usage, payment and attrition patterns, credit quality of our earning assets (which affects fees and chargeoffs) and the Company's marketing and operating expenses. An overview of trends in these metrics, as well as a discussion of our core IBS and the competitive dynamics of the Company's three operating segments follow.

REVENUE

Revenues are expected to grow approximately 14-16% in 2003. Net interest margin is expected to fluctuate somewhat due to the scheduled repricings of certain introductory rate credit card products and a gradual shift towards superprime assets, but is expected to stabilize at approximately 9-10% in 2003. Non-interest income is expected to remain stable in 2003 compared to 2002, consistent with a gradual shift towards higher credit quality assets, which generate less fee income than assets generated by customers at the lower end of the credit spectrum. Risk adjusted margin should also fluctuate as a result of underlying revenue and charge-off dynamics, but is expected to stabilize at approximately 10% in 2003.

MARKETING INVESTMENT

As stated previously, marketing expense is expected to be on average approximately $300.0 million per quarter in 2003. A portion of this marketing spending will continue to support our efforts to build a strong brand for the Company. Our "What's in Your Wallet?" campaign has resulted in the Company achieving brand awareness and brand equity scores among the highest in the credit card industry, as measured by third-party firms. The Company believes the branded franchise that it is building strengthens and enables its IBS and mass customization strategies across product lines. The Company cautions however, that an increase or decrease in marketing expense or brand awareness does not necessarily correlate to a comparable increase or decrease in outstandings balances or accounts due to, among other factors, the long-term nature of brand building, consumer attrition and utilization patterns, and shifts over time in targeting customers and/or products that have varying marketing acquisition costs.

Management expects to vary its marketing across its credit card, installment lending and auto lending products depending on the competitive dynamics of the various markets in which it participates. Currently, among the Company's various product lines, U.S. credit cards marketed to consumers with the most favorable credit profiles are facing the highest degree of intensity of competition. Accordingly, the Company expects to focus a larger proportion of its marketing expenditures on other products marketed to similar consumer bases, such as installment loans and U.K. credit cards, in the short term. The Company expects to adjust its marketing allocations, however, to target specific product lines that it believes offer the highest response rates and opportunities from time to time.

As a result of overall marketing spending increasing over levels realized in the second half of 2002, the Company expects account growth to resume in 2003, and to result in annual growth of approximately 5-10%. The Company also expects managed loans outstanding to increase by approximately 20-25% in 2003, comprising approximately 25% growth in prime and superprime assets, and approximately 10-15% growth in subprime assets.

OPERATING COST TRENDS

Management believes one of its competitive advantages is its low operating cost structure, and we measure operating efficiency using a variety of metrics which vary by specific department or business unit. The Company believes that overall operating cost per account (defined as all non-interest expense less marketing, divided by the average annual number of accounts) is an appropriate gauge of the operating efficiency of the enterprise as a whole. Operating cost per account is expected to rise slightly but remain in the mid to high $70's in 2003.

IMPACT OF DELINQUENCIES, CHARGE-OFFS AND ATTRITION

The Company's earnings are particularly sensitive to delinquencies and charge-offs in our portfolio. As delinquency levels fluctuate, the resulting amount of past due and overlimit fees (which are significant sources of revenue) will also fluctuate. Furthermore, the timing of revenues from increasing or decreasing delinquencies precedes the related impact of higher or lower charge-offs that can ultimately result from these varying levels of delinquencies. Delinquencies and charge-offs are impacted by a number of factors such as general economic trends affecting consumer credit performance, regulatory and legislative developments affecting bankruptcy and fee assessment or recognition policies, the degree of seasoning of the portfolio, the product mix and the success of the Company's collections efforts.

The Company's earnings are also sensitive to the level of customer and/or balance attrition that it experiences. Fluctuation in attrition levels can occur due to the level of competition within the industries in which the Company competes, as well as competition from outside of the Company's industries, such as consumer debt consolidation that may occur during a mortgage refinancing.

OUR CORE STRATEGY: IBS

The Company's core strategy has been, and is expected to continue to be, to apply its proprietary IBS to the businesses in which it competes, principally focused on consumer lending products. The Company continues to seek to identify new product and new market opportunities, and to make investment decisions that are informed by the Company's intensive testing and analysis to be profitable, for the enterprise to pursue.

At its core, IBS is an organizational culture, a pool of analytically oriented employees, a flexible information technology and a series of scientific testing processes followed by rigorous analysis and optimization. The Company applies IBS to all aspects of our business, including marketing copy and response optimization, underwriting and risk management and modeling, and servicing, cross-sell, and collections and recoveries optimization. The result is a series of mass customized products and services delivered to customers based on their individual needs, but also intended to drive profitability for the Company.

Additionally, the Company believes it garners additional competitive advantage by competing across the full credit spectrum in the industries and geographies in which it competes. Some of the benefits of competing across the full credit spectrum are economies of scale and scope in marketing and servicing, cross-fertilization of risk modeling and risk management insights derived by testing and analyzing risk strategies for customers of different credit quality, and the flexibility to divert marketing spending away from products experiencing heavy competition and towards those products with moderate competitive intensity in order to maximize returns over time, as described above.

The Company's lending products and other products are subject to intense competitive pressures which management anticipates will continue to increase as our markets mature, which could affect the economics of decisions that the Company has made or will make in the future in ways which it did not anticipate, test or analyze.

CONSUMER LENDING SEGMENT

This segment consists of $47.4 billion of U.S. credit card and installment loan receivables, marketed to customers across the full credit spectrum.

The competitive environment is currently intense for credit card products marketed to consumers with the best credit profiles. The Federal Reserve's recent lowering of interest rates has allowed many issuers to enter the market with fixed annual percentage rate ("APR") credit cards below 10%. Prior to these interest rate reductions, the Company was the only major issuer to be heavily marketing fixed rates cards below 10%. As interest rates have fallen, the Company has offered 0% introductory rates, followed by low long-term fixed rates. At the same time, industry mail volume increased substantially in mid-2002, putting downward pressure on response rates to our new customer solicitations. Additionally, competition has increased the attrition levels in our existing superprime portfolio, although they still remain well below the attrition levels realized in the prime and subprime segments.

The Company markets six principal superprime products across a variety of segments and geographies. Four of these are managed within the U.S. Consumer Lending Segment: "No-Hassle" credit cards, Lifestyle credit cards, Rewards credit cards, and Installment loans. The remaining two superprime products, auto loans and credit cards in the United Kingdom ("U.K.") are discussed elsewhere. Overall, management expects to grow its prime and superprime assets, across all products and geographies, at an annual rate of 20% to 25%.

Likewise, the Company's credit card products marketed to consumers with less established or higher risk credit profiles continue to experience steady competition. These products generally feature higher annual percentage rates, lower credit lines, and annual membership fees. Additionally, since these borrowers are viewed by issuers as higher risk, they tend to be more likely to pay late or exceed their credit limit, which results in additional fees assessed to their accounts. The Company's strategy has been, and is expected to continue to be, to offer APRs and annual membership, late and overlimit fees on these accounts that are below those of its competition.

AUTO FINANCE SEGMENT

This segment consists of $7.0 billion of U.S. auto loan receivables, marketed to both superprime and subprime customers, via direct and indirect marketing channels. The Company originated approximately two-thirds of our 2002 auto loan growth via direct channels such as the Internet and direct mail, and the remaining one-third via the indirect auto dealer channel. The Company is also testing the auto lending prime market and have an immaterial amount of receivables in this portion of the credit spectrum at this time. It is the Company's goal to become a full spectrum auto finance lender, much like it has achieved in the U.S. credit card industry. In addition to the competitive advantages of being a full credit spectrum lender discussed above, the scale sensitive nature of the auto finance business generates additional economic leverage for full spectrum competitors. Additionally in 2002, the Company sold $1.5 billion of superprime auto assets in whole loan sale transactions to multiple buyers. The high credit quality of these borrowers leads to very low loss rates on these assets (averaging 15-20 basis points per annum). Additionally, the Company is continuing to service these assets for a fee.

In the fourth quarter of 2002, the Company entered into a forward flow agreement with a purchaser to sell subprime auto loans originated via our subprime auto dealer network. These assets are sold at a premium, servicing released, no recourse, and have an additional performance payment in the future depending on asset performance over time. These assets are originated using the Company's underwriting policies, and allow for the sale of $65.0 million to $110.0 million of assets per month. The Company expects to sell between $500.0 million and $900.0 million of subprime auto loans under this agreement in 2003.

Going forward, the Company anticipates that it will continue to sell auto loans. The benefits of selling our excess origination volume are twofold. First, the Company continues to generate more scale economies from the additional volume. Second, the Company is able to sell loans for a price that exceed the cost of origination, thus whole loan sales have become a profit center for Capital One.

Credit quality in the superprime auto finance segment has remained strong, with net chargeoffs in the 15-20bp range in 2003. Net chargeoffs in the sub-prime auto segment have continued to improve, on a static pool basis, in each year that Capital One has participated in the sector. This steady improvement is in spite of the weakness in the U.S. economy over the last few years, as well as softness in the prices of used cars the company has been able to garner in the wholesale used car market when selling repossessed vehicles. However, U.S. unemployment statistics have been rising recently, which could have an adverse impact on our default rates going forward. Despite these pressures, Capital One remains cautiously optimistic that it can continue to steadily and profitably grow market share and profits in the auto finance segment.

INTERNATIONAL SEGMENT

This segment consists of $5.4 billion of credit card receivables, principally originated and operated in the U.K. and Canada. Additionally, the Company has been testing and plans to continue to test new geographic markets.

The improvement in the Company's financial performance over the past twelve months is due to the maturation of the Company's businesses in the U.K. and Canada. Both of these businesses are generating profitable portfolio growth, realizing lower operating expenses and steadily improving risk management. Additionally, price competition in the superprime card business in 2002 appears to have subsided somewhat from the intense levels experienced in 2001 and 2000.

In 2002, the Company also launched its "What's in Your Wallet?" and "No-Hassle" brand campaigns in the U.K. This strong focus on brand marketing activity, combined with industry leading rates and products, has enabled our U.K. business to continually rank among the top three issuers of new credit cards in the U.K. market in terms of managed loans outstanding.

The Company is highly committed to diversifying into new geographies and sees the continued success of our International segment as an indication of the global potential of our core IBS strategy.

CAUTIONARY FACTORS

The strategies and objectives outlined above, and the other forward-looking statements contained in this section, involve a number of risks and uncertainties. The Company cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following:

   o continued intense competition from numerous providers of products and services that compete with our businesses;

   o an increase in credit losses (including increases due to a worsening of general economic conditions);

   o our ability to continue to securitize our credit cards and consumer loans consistent with current accounting and other practices and to otherwise access the capital markets at attractive rates and terms to capitalize and fund our operations and future growth;

   o financial, legal, regulatory, accounting or other changes that may affect investment in, or the overall performance of, a product or business, including changes in existing law and regulation affecting the credit card and consumer loan industry, in particular (including any further federal bank examiner guidance affecting credit card and/or subprime lending) and the financial services industry, in general (including the ability of financial services companies to obtain, use and share consumer data);

   o with respect to financial and other products, changes in our aggregate accounts or consumer loan balances and the growth rate thereof, including changes resulting from factors such as shifting product mix, amount of our actual marketing expenses and attrition of accounts and loan balances;

   o the amount of, and rate of growth in, our expenses (including salaries and associate benefits and marketing expenses) as our business develops or changes or as we expand into new market areas;

   o our ability to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally;

   o our ability to recruit experienced personnel to assist in the management and operations of new products and services;

   o any significant disruption of, or loss of public confidence in, the U.S. mail system affecting response rates or customer payments; and

   o other factors listed from time to time in the our SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2002 (Part I, Item 1, Risk Factors).

SELECTED QUARTERLY FINANCIAL DATA

                                                                         2002
                                             ------------------------------------------------------------
                                                Fourth           Third          Second          First
(Unaudited)                                     Quarter         Quarter        Quarter         Quarter
-----------                                  ------------    ------------    ------------    ------------
SUMMARY OF OPERATIONS:
(In Thousands)

Interest income                              $  1,113,664    $  1,108,079    $  1,024,661    $    934,361
Interest expense                                  382,632         385,650         370,249         323,123
Net interest income                               731,032         722,429         654,412         611,238
Provision for loan losses                         543,758         674,111         541,841         389,617
                                             ------------    ------------    ------------    ------------
Net interest income after provision
  for loan losses                                 187,274          48,318         112,571         221,621
Non-interest income                             1,320,322       1,520,178       1,384,812       1,241,524
Non-interest expense                            1,121,020       1,151,020       1,153,646       1,159,895
Income before income taxes                        386,576         417,476         343,737         303,250
Income taxes                                      146,899         158,641         130,620         115,235
                                             ------------    ------------    ------------    ------------
Net income                                   $    239,677    $    258,835    $    213,117    $    188,015
                                             ============    ============    ============    ============

PER COMMON SHARE:
  Basic earnings                             $       1.08    $       1.17    $       0.97    $       0.86
  Diluted earnings                                   1.05            1.13            0.92            0.83
  Dividends                                          0.03            0.03            0.03            0.03
Market prices
  High                                              36.50           61.10           66.50           64.91
  Low                                               25.49           24.05           52.00           43.01
                                             ------------    ------------    ------------    ------------
Average common shares (000s)                      221,807         220,564         219,961         217,548
Average common shares and common
  equivalent shares (000s)                        228,214         228,418         231,684         226,605

AVERAGE BALANCE SHEET DATA:
(In Millions)
Consumer loans                               $     27,766    $     26,566    $     25,353    $     22,405
Allowance for loan losses                          (1,596)         (1,241)           (994)           (873)
Securities                                          5,120           4,666           4,216           3,850
Other assets                                        5,918           5,479           5,465           4,614
                                             ------------    ------------    ------------    ------------
Total assets                                 $     37,208    $     35,470    $     34,040    $     29,996
                                             ============    ============    ============    ============
Interest-bearing deposits                    $     17,077    $     16,520    $     15,277    $     13,505
Other borrowings                                    6,332           5,631           5,947           4,926
Senior and deposit notes                            5,564           5,719           5,959           5,430
Other liabilities                                   3,667           3,182           2,836           2,563
Stockholder's equity                                4,568           4,418           4,021           3,572
                                             ------------    ------------    ------------    ------------
Total liabilities and stockholders' equity   $     37,208    $     35,470    $     34,040    $     29,996
                                             ============    ============    ============    ============

                                                                         2001
                                             -----------------------------------------------------------
                                                Fourth          Third           Second          First
(Unaudited)                                     Quarter        Quarter          Quarter        Quarter
-----------                                  ------------    ------------    ------------   ------------
SUMMARY OF OPERATIONS:
(In Thousands)

Interest income                              $    826,606    $    743,927    $    679,154   $    671,462
Interest expense                                  314,838         294,869         287,146        274,154
Net interest income                               511,768         449,058         392,008        397,308
Provision for loan losses                         339,641         262,901         235,417        282,498
                                             ------------    ------------    ------------   ------------
Net interest income after provision
  for loan losses                                 172,127         186,157         156,591        114,810
Non-interest income                             1,189,015       1,155,421       1,084,255      1,035,071
Non-interest expense                            1,074,567       1,074,897         990,316        918,247
Income before income taxes                        286,575         266,681         250,530        231,634
Income taxes                                      108,894         101,337          95,203         88,021
                                             ------------    ------------    ------------   ------------
Net income                                   $    177,681    $    165,344    $    155,327   $    143,613
                                             ============    ============    ============    ============

PER COMMON SHARE:
  Basic earnings                             $       0.83    $       0.78    $       0.74   $       0.70
  Diluted earnings                                   0.80            0.75            0.70           0.66
  Dividends                                          0.03            0.03            0.03           0.03
Market prices
  High                                              55.60           67.25           72.58          70.44
  Low                                               41.00           36.41           51.61          46.90
                                             ------------    ------------    ------------   ------------
Average common shares (000s)                      214,718         210,763         209,076        204,792
Average common shares and common
  equivalent shares (000s)                        223,350         219,897         221,183        217,755

AVERAGE BALANCE SHEET DATA:
(In Millions)
Consumer loans                               $     19,402    $     17,515    $     16,666   $     15,509
Allowance for loan losses                            (747)           (660)           (605)          (539)
Securities                                          3,943           2,977           2,741          2,478
Other assets                                        4,382           4,059           3,277          2,907
                                             ------------    ------------    ------------   ------------
Total assets                                 $     26,980    $     23,891    $     22,079   $     20,355
                                             ============    ============    ============    ============
Interest-bearing deposits                    $     12,237    $     10,537    $      9,686   $      8,996
Other borrowings                                    3,496           3,103           2,915          2,442
Senior and deposit notes                            5,389           5,281           4,899          4,679
Other liabilities                                   2,635           2,035           1,971          1,891
Stockholder's equity                                3,223           2,935           2,608          2,347
                                             ------------    ------------    ------------   ------------
Total liabilities and stockholders' equity   $     26,980    $     23,891    $     22,079   $     20,355
                                             ============    ============    ============    ============

The above schedule is a tabulation of the Company's unaudited quarterly results for the years ended December 31, 2002 and 2001. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 10,227 and 10,065 common stockholders of record as of December 31, 2002 and 2001, respectively.

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

The Company assessed its internal controls over financial reporting as of December 31, 2002, in relation to the criteria described in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that as of December 31, 2002, in all material respects, the Company maintained effective internal controls over financial reporting.


/s/ RICHARD D. FAIRBANK      /s/ NIGEL W. MORRIS          /s/ DAVID R. LAWSON
  RICHARD D. FAIRBANK          NIGEL W. MORRIS              DAVID R. LAWSON
     Chairman and               President and          Senior Vice President and
Chief Executive Officer    Chief Operating Officer      Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CAPITAL ONE FINANCIAL CORPORATION

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                       /s/ ERNST & YOUNG LLP

McLean, Virginia
January 16, 2003

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31 (In Thousands, Except Per Share Data)                                                2002                 2001
---------------------------------------------------------------------------------------------------------------------------

ASSETS:
Cash and due from banks                                                                  $    277,509         $    355,680
Federal funds sold and resale agreements                                                      373,828               19,802
Interest-bearing deposits at other banks                                                      267,441              331,756
---------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                 918,778              707,238
Securities available for sale                                                               4,423,677            3,115,891
Consumer loans                                                                             27,853,652           20,921,014
    Less:  Allowance for loan losses                                                       (1,720,000)            (840,000)
---------------------------------------------------------------------------------------------------------------------------
Net loans                                                                                  26,133,652           20,081,014
Accounts receivable from securitizations                                                    3,096,827            2,452,548
Premises and equipment, net                                                                   770,326              759,683
Interest receivable                                                                           217,512              105,459
Other                                                                                       1,821,608              962,214
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                         $ 37,382,380         $ 28,184,047
===========================================================================================================================

LIABILITIES:
Interest-bearing deposits                                                                $ 17,325,965         $ 12,838,968
Senior notes                                                                                5,565,615            5,335,229
Other borrowings                                                                            6,365,075            3,995,528
Interest payable                                                                              236,081              188,160
Other                                                                                       3,266,473            2,502,684
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                      32,759,209           24,860,569
===========================================================================================================================

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; authorized
    50,000,000 shares, none issued or outstanding                                                  --                   --
Common stock, par value $.01 per share; authorized
    1,000,000,000 shares, 227,073,162 and 217,656,985 issued
    as of December 31, 2002 and 2001, respectively                                              2,271                2,177
Paid-in capital, net                                                                        1,704,470            1,350,108
Retained earnings                                                                           2,966,948            2,090,761
Cumulative other comprehensive loss                                                           (15,566)             (84,598)
    Less:  Treasury stock, at cost; 878,206 and 878,720 shares
    as of December 31, 2002 and 2001, respectively                                            (34,952)             (34,970)
---------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                              4,623,171            3,323,478
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                           $ 37,382,380         $ 28,184,047
===========================================================================================================================

See Notes to Consolidated Financial Statements.

===========================================================================================================================

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

Year Ended December 31 (In Thousands, Except Per Share Data)                      2002               2001              2000
----------------------------------------------------------------------------------------------------------------------------

INTEREST INCOME:
Consumer loans, including past-due fees                                   $  3,868,664        $ 2,729,519       $ 2,350,771
Securities available for sale                                                  184,407            138,188            96,554
Other                                                                          127,695             53,442             6,574
----------------------------------------------------------------------------------------------------------------------------
    Total interest income                                                    4,180,766          2,921,149         2,453,899
============================================================================================================================

INTEREST EXPENSE:
Deposits                                                                       811,889            640,470           324,008
Senior notes                                                                   422,529            357,495           274,975
Other borrowings                                                               227,236            173,042           202,034
----------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                                   1,461,654          1,171,007           801,017
----------------------------------------------------------------------------------------------------------------------------
Net interest income                                                          2,719,112          1,750,142         1,652,882
Provision for loan losses                                                    2,149,328          1,120,457           812,861
----------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                            569,784            629,685           840,021
============================================================================================================================

NON-INTEREST INCOME:
Servicing and securitizations                                                2,805,501          2,441,144         1,152,375
Service charges and other customer-related fees                              1,937,735          1,536,338         1,646,588
Interchange                                                                    447,747            379,797           237,777
Other                                                                          275,853            106,483            28,370
----------------------------------------------------------------------------------------------------------------------------
    Total non-interest income                                                5,466,836          4,463,762         3,065,110
============================================================================================================================

NON-INTEREST EXPENSE:
Salaries and associate benefits                                              1,557,887          1,392,072         1,023,367
Marketing                                                                    1,070,624          1,082,979           906,147
Communications and data processing                                             406,071            327,743           296,255
Supplies and equipment                                                         357,953            310,310           252,937
Occupancy                                                                      205,531            136,974           112,667
Other                                                                          987,515            807,949           556,284
----------------------------------------------------------------------------------------------------------------------------
    Total non-interest expense                                               4,585,581          4,058,027         3,147,657
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   1,451,039          1,035,420           757,474
Income taxes                                                                   551,395            393,455           287,840
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                $    899,644        $   641,965       $   469,634
============================================================================================================================

Basic earnings per share                                                  $       4.09        $      3.06       $      2.39
============================================================================================================================
Diluted earnings per share                                                $       3.93        $      2.91       $      2.24
============================================================================================================================
Dividends paid per share                                                  $       0.11        $      0.11       $      0.11
============================================================================================================================


See Notes to Consolidated Financial Statements.

============================================================================================================================

----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------


                                                                      Common Stock
                                                              -------------------------     Paid-In        Deferred       Retained
(In Thousands, Except Per Share Data)                            Shares        Amount    Capital, Net    Compensation     Earnings
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                    199,670,421   $     1,997   $   613,590    $        --    $ 1,022,296
Comprehensive income:
    Net income                                                         --            --            --             --        469,634
    Other comprehensive income, net of income tax:
        Unrealized gains on securities,
            net of income taxes of $19,510                             --            --            --             --             --
        Foreign currency translation adjustments                       --            --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive income                                         --            --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   --            --            --             --             --
Cash dividends -- $.11 per share                                       --            --            --             --        (20,824)
Purchase of treasury stock                                             --            --            --             --             --
Issuances of common and restricted stock                               --            --         1,441             --             --
Exercise of stock options                                              --            --       (61,261)            --             --
Common stock issuable under incentive plan                             --            --        17,976             --             --
Other items, net                                                       --            --         3,433             --             --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                    199,670,421         1,997       575,179             --      1,471,106
Comprehensive income:
    Net income                                                         --            --            --             --        641,965
    Other comprehensive income, net of income tax:
        Unrealized gains on securities,
            net of income taxes of $5,927                              --            --            --             --             --
        Foreign currency translation adjustments                       --            --            --             --             --
        Cumulative effect of change in accounting
            principle, net of income tax benefit
            of $16,685                                                 --            --            --             --             --
        Loss on cash flow hedging instruments,
            net of income tax benefit of $28,686                       --            --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive loss                                           --            --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   --            --            --             --             --
Cash dividends -- $.11 per share                                       --            --            --             --        (22,310)
Issuances of common and restricted stock                       12,453,961           125       687,828        (45,472)            --
Exercise of stock options                                       5,532,603            55       141,178             --             --
Amortization of deferred compensation                                  --            --            --            984             --
Common stock issuable under incentive plan                             --            --       (11,134)            --             --
Other items, net                                                       --            --         1,545             --             --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                                    217,656,985         2,177     1,394,596        (44,488)     2,090,761
Comprehensive income:
    Net income                                                         --            --            --             --        899,644
    Other comprehensive income, net of income tax:
        Unrealized gains on securities, net of
            income taxes of $28,619                                    --            --            --             --             --
        Foreign currency translation adjustments                       --            --            --             --             --
        Loss on cash flow hedging instruments,
            net of income tax benefit of $11,938                       --            --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive income                                         --            --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   --            --            --             --             --
Cash dividends -- $.11 per share                                       --            --            --             --        (23,457)
Issuance of mandatory convertible securities                           --            --        36,616             --             --
Issuances of common and restricted stock                        7,968,831            80       317,454        (85,231)            --
Exercise of stock options                                       1,447,346            14        55,585             --             --
Amortization of deferred compensation                                  --            --            --         27,749             --
Other items, net                                                       --            --         2,189             --             --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                                    227,073,162   $     2,271   $ 1,806,440    $  (101,970)   $ 2,966,948

                                                                    Cumulative
                                                                      Other                              Total
                                                                  Comprehensive         Treasury      Stockholders'
(In Thousands, Except Per Share Data)                              Income (Loss)         Stock           Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                         $   (31,262)      $   (91,014)      $ 1,515,607
Comprehensive income:
    Net income                                                              --                --           469,634
    Other comprehensive income, net of income tax:
        Unrealized gains on securities,
            net of income taxes of $19,510                              31,831                --            31,831
        Foreign currency translation adjustments                         2,349                --             2,349
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive income                                          34,180                --            34,180
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        --                --           503,814
Cash dividends -- $.11 per share                                            --                --           (20,824)
Purchase of treasury stock                                                  --          (134,619)         (134,619)
Issuances of common and restricted stock                                    --            17,436            18,877
Exercise of stock options                                                   --           119,511            58,250
Common stock issuable under incentive plan                                  --                --            17,976
Other items, net                                                            --                --             3,433
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                               2,918           (88,686)        1,962,514
Comprehensive income:
    Net income                                                              --                --           641,965
    Other comprehensive income, net of income tax:
        Unrealized gains on securities,
            net of income taxes of $5,927                                9,671                --             9,671
        Foreign currency translation adjustments                       (23,161)               --           (23,161)
        Cumulative effect of change in accounting
            principle, net of income tax benefit
            of $16,685                                                 (27,222)               --           (27,222)
        Loss on cash flow hedging instruments,
            net of income tax benefit of $28,686                       (46,804)               --           (46,804)
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive loss                                            (87,516)              --           (87,516)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        --                --           554,449
Cash dividends -- $.11 per share                                            --                --           (22,310)
Issuances of common and restricted stock                                    --            18,647           661,128
Exercise of stock options                                                   --            35,069           176,302
Amortization of deferred compensation                                       --                --               984
Common stock issuable under incentive plan                                  --                --           (11,134)
Other items, net                                                            --                --             1,545
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                                             (84,598)          (34,970)        3,323,478
Comprehensive income:
    Net income                                                              --                --           899,644
    Other comprehensive income, net of income tax:
        Unrealized gains on securities, net of
            income taxes of $28,619                                     46,694                --            46,694
        Foreign currency translation adjustments                        41,816                --            41,816
        Loss on cash flow hedging instruments,
            net of income tax benefit of $11,938                       (19,478)               --           (19,478)
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive income                                          69,032                --            69,032
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        --                --           968,676
Cash dividends -- $.11 per share                                            --                --           (23,457)
Issuance of mandatory convertible securities                                --                --            36,616
Issuances of common and restricted stock                                    --                18           232,321
Exercise of stock options                                                   --                --            55,599
Amortization of deferred compensation                                       --                --            27,749
Other items, net                                                            --                --             2,189
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                                         $   (15,566)      $   (34,952)      $ 4,623,171


------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------

Year Ended December 31 (In Thousands)                                                2002              2001              2000
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                                   $    899,644      $    641,965      $    469,634
Adjustments to reconcile net income to cash
    provided by operating activities:
        Provision for loan losses                                               2,149,328         1,120,457           812,861
        Depreciation and amortization                                             374,613           332,264           245,171
        (Accretion) amortization of securities available for sale                (250,541)            5,298              (348)
        Gain on sales of securities available for sale                            (77,515)          (13,495)               --
        Gain on repurchase of senior notes                                        (26,969)               --                --
        Stock plan compensation expense                                            27,749           (11,134)           17,976
        Increase in interest receivable                                          (112,053)          (20,087)          (18,038)
        Increase in accounts receivable from securitizations                     (645,775)       (1,266,268)         (468,205)
        Increase in other assets                                                 (857,116)         (323,758)          (16,513)
        Increase in interest payable                                               47,921            55,060             6,253
        Increase in other liabilities                                             746,501           864,573           489,001
------------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                           2,275,787         1,384,875         1,537,792
------------------------------------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES:
Purchases of securities available for sale                                     (5,748,073)       (4,268,527)         (407,572)
Proceeds from maturities of securities available for sale                       1,589,449         1,481,390           172,889
Proceeds from sales of securities available for sale                            3,255,488         1,370,466           432,203
Proceeds from securitizations of consumer loans                                12,533,886        11,915,990         6,142,709
Net increase in consumer loans                                                (21,008,535)      (18,057,529)      (12,145,055)
Principal recoveries of loans previously charged off                              231,157           196,093           145,090
Additions of premises and equipment, net                                         (275,436)         (326,594)         (374,018)
------------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                              (9,422,064)       (7,688,711)       (6,033,754)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Net increase in interest-bearing deposits                                       4,486,997         4,459,943         4,595,216
Net increase in other borrowings                                                2,369,290           515,121           145,214
Issuances of senior notes                                                         300,000         1,987,833           994,176
Maturities of senior notes                                                       (562,605)         (706,916)       (1,125,292)
Repurchases of senior notes                                                      (203,453)               --                --
Issuance of mandatory convertible securities                                      725,075                --                --
Dividends paid                                                                    (23,457)          (22,310)          (20,824)
Purchases of treasury stock                                                            --                --          (134,619)
Net proceeds from issuances of common stock                                       232,321           477,892            21,076
Proceeds from exercise of stock options                                            33,649            62,804            11,225
            Net cash provided by financing activities                           7,357,817         6,774,367         4,486,172
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                  211,540           470,531            (9,790)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                    707,238           236,707           246,497
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $    918,778      $    707,238      $    236,707
====================================================================================================================================

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currencies in Thousands, Except Per Share Data)
--------------------------------------------------------------------------------
------
NOTE A                                           SIGNIFICANT ACCOUNTING POLICIES
------

BUSINESS

The Consolidated Financial Statements include the accounts of Capital One Financial Corporation (the "Corporation") and its subsidiaries. The Corporation is a holding company whose subsidiaries market a variety of financial products and services to consumers. The principal subsidiaries are Capital One Bank (the "Bank"), which offers credit card products, Capital One, F.S.B. (the "Savings Bank"), which offers consumer lending (including credit cards) and deposit products, and Capital One Auto Finance, Inc. ("COAF") which offers auto loans. The Corporation and its subsidiaries are collectively referred to as the "Company."

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") that require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

All significant intercompany balances and transactions have been eliminated. Certain prior years' amounts have been reclassified to conform to the 2002 presentation.

The following is a summary of the significant accounting policies used in preparation of the accompanying Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation addresses consolidation of business enterprises of variable interest entities, which have certain characteristics. These characteristics include either that the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or that the equity investors in the entity lack one or more of the essential characteristics of a controlling financial interest. FIN 46 is designed to improve financial reporting by enterprises involved with variable interest entities by providing guidance and standards for consolidation of such entities in the financial statements. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and on July 1, 2003 for variable interests acquired before February 1, 2003. See Note P, Commitments, Contingencies and Guarantees, for discussion of special purpose vehicles used in synthetic lease transactions. All securitization transactions that receive sale treatment under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities -- a Replacement of SFAS No. 125 ("SFAS 140"), are accomplished through qualifying special purpose entities and such transactions are not subject to the provisions of FIN 46. The Company is currently evaluating FIN 46 and the corresponding impact to its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of SFAS No. 123, ("SFAS 148"). SFAS 148 amends current guidance to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Company has adopted and incorporated the applicable disclosure provisions of SFAS 148 in its consolidated financial statements for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 requires the initial disclosure of applicable guarantees in all issuances of financial statements of interim or annual periods ending after December 15, 2002. The additional provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has adopted the disclosure provisions required by FIN 45 in its consolidated financial statements for the year ended December 31, 2002, and will adopt the recognition and measurement provisions for new or modified contracts subsequent to December 31, 2002. See Note P, Commitments, Contingencies and Guarantees, for discussion of special purpose vehicles used in synthetic lease transactions.

In July of 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires that a liability for a disposal obligation be recognized and measured at its fair value when it is incurred rather then at the date to the Company's commitment to an exit plan, and severance pay in many cases be recognized over time rather than up front. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the consolidated earnings or financial position of the Company.

In April of 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 became effective and was adopted by the Company in May of 2002 and did not have an impact on the consolidated earnings or financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), but retains the requirements of SFAS 121 to test long-lived assets for impairment and removes goodwill from its scope. In addition, the changes presented in SFAS 144 require that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. Under SFAS 144, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The implementation of SFAS 144 did not have a material impact on the consolidated earnings or financial position of the Company.

In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"), effective for business combinations initiated after June 30, 2001, and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under SFAS 141, the pooling of interests method of accounting for business combinations is eliminated. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncement. Other intangible assets will continue to be amortized over their useful lives. Under the transitional provisions of SFAS 142, the Company identified its reporting units and performed the first of the required impairment tests of net goodwill and indefinite-lived intangible assets during 2002. The testing resulted in no impairment losses to any recorded goodwill of the Company.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks. Cash paid for interest for the years ended December 31, 2002, 2001 and 2000 was $1.4 billion, $1.1 billion and $.8 billion, respectively. Cash paid for income taxes for the years ended December 31, 2002, 2001 and 2000 was $585.8 million, $70.8 million and $237.2 million, respectively.

SECURITIES AVAILABLE FOR SALE

The Company classifies all debt securities as securities available for sale. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of cumulative other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in interest income. Realized gains and losses on sales of securities are determined using the specific identification method.

REVENUE RECOGNITION

The Company recognizes earned finance charges and fee income on loans according to the contractual provisions of the credit agreements. When, based on historic performance of the portfolio, payment in full of finance charge and fee income is not expected, the estimated uncollectible portion is not accrued as income. As discussed below, the 2002 change in recoveries estimate resulted in an $82.7 million reduction of finance charges and fees deemed uncollectible for the year ended December 31, 2002. Amounts collected on previously charged-off accounts related to finance charges and fees are recognized as income. Costs to recover previously charged-off accounts are recorded as collection expense in non-interest expenses.

Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by MasterCard International Inc. and Visa U.S.A. Inc. and are based on cardholder purchase volumes. The Company recognizes interchange income as earned. The Company offers to its customers certain rewards programs based on purchase volumes. The provision for the cost of the rewards programs is based upon points awarded in the current year which are ultimately expected to be redeemed by program members and the current average cost per point of redemption. The cost of these rewards programs is deducted from interchange income. The cost of the rewards programs related to securitized loans is deducted from servicing and securitizations income.

Annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Direct loan origination costs consist of both internal and external costs associated with the origination of a loan. Deferred fees (net of deferred costs of $45.2 million and $55.1 million in 2002 and 2001, respectively) were $325.9 million and $291.6 million as of December 31, 2002 and 2001, respectively.

LOAN SECURITIZATIONS

Loan securitization involves the sale, generally to a trust or other special purpose entity, of a pool of loan receivables and is accomplished primarily through the public and private issuance of asset-backed securities by the special purpose entity. The Company removes loan receivables from the consolidated balance sheet for those asset securitizations that qualify as sales in accordance with SFAS 140. The trusts are qualifying special purpose entities as defined by SFAS 140. For those asset securitizations that qualify as sales in accordance with SFAS 140, the trusts to which the loans were sold are not subsidiaries of the Company, and are not included in the Company's consolidated financial statements in accordance with GAAP. Gains on securitization transactions, fair value adjustments and servicing and other income on the Company's securitizations are included in servicing and securitizations non-interest income in the consolidated statements of income and amounts due from the trusts are included in accounts receivable from securitizations on the consolidated balance sheets.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of principal recoveries (including recovery of collateral), inherent in the existing reported loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. The amount of allowance necessary is determined primarily based on a migration analysis of delinquent and current accounts and forward loss curves. The entire balance of an account is contractually delinquent if the minimum payment is not received by the payment due date. In evaluating the sufficiency of the allowance for loan losses, management takes into consideration the following factors: recent trends in delinquencies and charge-offs including bankrupt, deceased and recovered amounts; forecasting uncertainties and size of credit risks; the degree of risk inherent in the composition of the loan portfolio; economic conditions; credit evaluations and underwriting policies.

The Company charges off credit card loans (net of any collateral) at 180 days past the due date, and generally charges off other consumer loans at 120 days past the due date. Bankrupt consumers' accounts are generally charged-off within 30 days of receipt of the bankruptcy petition. Amounts collected on previously charged-off accounts related to principal are included in recoveries for the determination of net charge-offs. Costs to recover previously charged-off accounts are recorded as collection expense in non-interest expenses.

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

SEGMENTS

The Company maintains three distinct operating segments: Consumer Lending, Auto Finance and International. The Consumer Lending segment primarily consists of domestic credit card and installment lending activities. The Auto Finance segment consists of automobile lending activities. The International segment is comprised primarily of credit card lending activities outside the United States. The Consumer Lending, Auto Finance and International segments are considered reportable segments based on quantitative thresholds applied to the managed loan portfolio for reportable segments provided by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

The accounting policies of these segments are the same as those described above. Management measures the performance of and resource allocation to each line of business within each reportable segment based on a wide range of indicators to include both historical and forecasted operating results. All revenue considered for the quantitative thresholds is generated from external customers.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, (collectively, "SFAS 133") on January 1, 2001. SFAS 133 required the Company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The adoption of SFAS 133 resulted in a 2001 cumulative-effect adjustment decreasing other comprehensive income by $27.2 million, net of an income tax benefit of $16.7 million.

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

STOCK-BASED COMPENSATION

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's fixed stock options, since the exercise price of all such options equals or exceeds the market price of the underlying stock on the date of grant.

SFAS 123 requires for companies electing to continue to follow the recognition provisions of APB 25, pro forma information regarding net income and earnings per share, as if the recognition provisions of SFAS 123 were adopted for all stock compensation granted. For purposes of pro forma disclosure, the fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model and is amortized into expense over the options' vesting period.


                                                                 For the Years Ended December 31
                                                            -----------------------------------------
Pro Forma Information                                           2002             2001            2000
-----------------------------------------------------------------------------------------------------
Net income, as reported                                    $ 899,644         $641,965        $469,634
Stock-based employee compensation expense
    included in reported net income                           27,749              984          11,145
Stock-based employee compensation expense
    determined under fair value based method(1)             (184,984)         (97,705)        (79,490)
-----------------------------------------------------------------------------------------------------
Pro forma net income                                       $ 742,409         $545,244        $401,289

Earnings per share:
    Basic -- as reported                                   $    4.09         $   3.06        $   2.39
    Basic -- pro forma                                     $    3.37         $   2.60        $   2.04

    Diluted -- as reported                                 $    3.93         $   2.91        $   2.24
    Diluted -- pro forma                                   $    3.37         $   2.55        $   1.95
-----------------------------------------------------------------------------------------------------

(1) Includes amortization of compensation expense for current year grants and prior year grants over the options' vesting period.

CHANGE IN RECOVERIES CLASSIFICATION

During 2002, the Company changed its financial statement presentation of recoveries of charged-off loans. The change was made in response to guidelines that were published by the Federal Financial Institutions Examination Council ("FFIEC") with respect to credit card account management. Previously, the Company recognized all recoveries of charged-off loans in the allowance for loan losses and provision for loan losses. The Company now classifies the portion of recoveries related to finance charges and fees as revenue. All prior period recoveries have been reclassified to conform to the current financial statement presentation of recoveries. This reclassification had no impact on prior period earnings.

The change in the classification of recoveries resulted in a change to the recoveries estimate used as part of the calculation of the Company's allowance for loan losses and finance charge and fee revenue. The change in the recoveries estimate resulted in an increase to the allowance for loan losses and a reduction of the amount of finance charges and fees deemed uncollectible under the Company's revenue recognition policy for the year ended December 31, 2002. The change in estimate resulted in an increase of $38.4 million to interest income and $44.4 million to non-interest income offset by an increase in the provision for loan losses of $133.4 million for the year ended December 31, 2002. Therefore, net income for the year ended December 31, 2002, was negatively impacted by $31.4 million or $.14 per diluted share as a result of the change in estimate.

--------------------------------------------------------------------------------
NOTE B                                                                  SEGMENTS
--------------------------------------------------------------------------------

The Company manages its business by three distinct operating segments: Consumer Lending, Auto Finance and International. The Consumer Lending segment primarily consists of domestic credit card and installment lending activities. The Auto Finance segment consists of automobile lending activities. The International segment consists primarily of credit card lending activities outside the United States. The Consumer Lending, Auto Finance and International segments are disclosed separately. The "Other" caption includes the Company's liquidity portfolio, new business initiatives, investments in external companies, and various non-lending activities. The "Other" caption also includes the net impact of transfer pricing, certain unallocated expenses, and gains/losses related to the securitization of assets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Revenue for all segments is derived from external parties. Performance evaluation of and resource allocation to each line of business within each reportable segment is based on a wide range of indicators to include both historical and forecasted operating results.

Management decision making is performed on a managed portfolio basis. An adjustment to reconcile the managed financial information to the reported financial information in the consolidated financial statements is provided. This adjustment reclassifies a portion of net interest income, non-interest income and provision for loan losses into non-interest income from servicing and securitization.

The Company maintains its books and records on a legal entity basis for the preparation of financial statements in conformity with GAAP. The following tables present information prepared from the Company's internal management information system, which is maintained on a line of business level through allocations from legal entities.


                                         Consumer      Auto                                    Total    Securitization       Total
                                         Lending     Finance    International    Other        Managed     Adjustments      Reported
------------------------------------------------------------------------------------------------------------------------------------

FOR THE YEAR ENDED DECEMBER 31, 2002
Net interest income                   $ 4,277,298   $  544,501    $  397,452   $  65,087    $ 5,284,338   $ (2,565,226)  $ 2,719,112
Non-interest income                     4,076,925       65,509       276,696      (7,956)     4,411,174      1,055,662     5,466,836
Provision for loan losses               2,992,579      361,717       230,345      74,251      3,658,892     (1,509,564)    2,149,328
Non-interest expenses                   3,679,342      231,741       501,068     173,430      4,585,581             --     4,585,581
Income tax provision (benefit)            639,275        6,290       (21,699)    (72,471)       551,395             --       551,395
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                     $ 1,043,027   $   10,262    $  (35,566)  $(118,079)   $   899,644   $         --   $   899,644
====================================================================================================================================
Loans receivable                      $47,290,100   $6,992,541    $5,330,541   $ 133,355    $59,746,537   $(31,892,885)  $27,853,652
------------------------------------------------------------------------------------------------------------------------------------

FOR THE YEAR ENDED DECEMBER 31, 2001
Net interest income                   $ 3,189,207   $  215,838    $  282,226   $ (53,454)   $ 3,633,817   $ (1,883,675)  $ 1,750,142
Non-interest income                     3,131,868       19,879       183,973      78,057      3,413,777      1,049,985     4,463,762
Provision for loan losses               1,711,164      174,897       129,412     (61,326)     1,954,147       (833,690)    1,120,457
Non-interest expenses                   3,350,595      117,853       422,420     167,159      4,058,027             --     4,058,027
Income tax provision (benefit)            478,540      (21,672)      (35,179)    (28,234)       393,455             --       393,455
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                     $   780,776   $  (35,361)   $  (50,454)  $ (52,996)   $   641,965   $         --   $   641,965
====================================================================================================================================
Loans receivable                      $37,324,079   $3,957,729    $3,970,244   $  11,911    $45,263,963   $(24,342,949)  $20,921,014
------------------------------------------------------------------------------------------------------------------------------------

FOR THE YEAR ENDED DECEMBER 31, 2000
Net interest income                   $ 2,431,111   $   88,933    $  186,639   $   4,176    $ 2,710,859   $ (1,057,977)  $ 1,652,882
Non-interest income                     2,277,806        6,609       113,726      13,355      2,411,496        653,614     3,065,110
Provision for loan losses               1,107,246       64,774       101,046     (55,842)     1,217,224       (404,363)      812,861
Non-interest expenses                   2,525,612       64,626       344,577     212,842      3,147,657             --     3,147,657
Income tax provision (benefit)            408,903      (12,866)      (57,998)    (50,199)       287,840             --       287,840
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                     $   667,156   $  (20,992)   $  (87,260)  $ (89,270)   $   469,634   $         --   $   469,634
====================================================================================================================================
Loans receivable                      $25,449,167   $1,173,782    $2,970,751   $ (69,674)   $29,524,026   $(14,411,314)  $15,112,712
------------------------------------------------------------------------------------------------------------------------------------

During the year, the Company realigned certain aspects of its European operations. Charges related to the realignment of $12.5 million ($7.8 million after taxes) were recognized and allocated to the International segment.

During the year, the Company sold $1.5 billion of auto loans to multiple buyers. These transactions resulted in gains of $28.2 million for the Auto Finance segment. These gains were offset in part by compensation expense of $14.5 million ($9.0 million after taxes) that was recognized and allocated to the Auto Finance segment for the accelerated vesting provisions of certain restricted stock issued in connection with the acquisition of PeopleFirst, Inc. ("PeopleFirst").

During the third quarter, the Company expensed $38.8 million ($24.1 million after taxes) related to the early termination of leases, unused facility capacity, and accelerated depreciation of related fixed assets. The Company allocated $35.3 million of these expenses to the Consumer Lending segment, $1.5 million to the other caption, $1.1 million to the Auto Finance segment, and $.9 million to the International segment.

--------------------------------------------------------------------------------
NOTE C                                             SECURITIES AVAILABLE FOR SALE
--------------------------------------------------------------------------------

Securities available for sale as of December 31, 2002, 2001 and 2000 were as follows:

                                                                               Maturity Schedule
                                        -------------------------------------------------------------------------------------
                                                                                                      Market       Amortized
                                          1 Year           1-5             5-10       Over 10          Value          Cost
                                          or Less         Years           Years        Years          Totals         Totals
-----------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2002
U.S. Treasury and other U.S.
    government agency obligations       $  613,404     $1,287,246     $  669,339     $       --     $2,569,989     $2,522,429
Collateralized mortgage obligations        492,163        897,547         10,929             --      1,400,639      1,373,759
Mortgage backed securities                      --        420,726             --             --        420,726        414,822
Other                                        3,180            540          1,976         26,627         32,323         32,452
-----------------------------------------------------------------------------------------------------------------------------
Total                                   $1,108,747     $2,606,059     $  682,244     $   26,627     $4,423,677     $4,343,462
=============================================================================================================================

DECEMBER 31, 2001
U.S. Treasury and other U.S.
    government agency obligations       $  256,548     $  748,224     $  800,184     $       --     $1,804,956     $1,796,033
Collateralized mortgage obligations             --             --         19,814        616,863        636,677        628,897
Mortgage backed securities                      --             --          8,536        640,171        648,707        662,098
Other                                        1,092            424            244         23,791         25,551         25,678
-----------------------------------------------------------------------------------------------------------------------------
Total                                   $  257,640     $  748,648     $  828,778     $1,280,825     $3,115,891     $3,112,706
=============================================================================================================================

DECEMBER 31, 2000
U.S. Treasury and other U.S.
    government agency obligations       $  283,607     $  893,745     $   10,702     $       --     $1,188,054     $1,178,386
Collateralized mortgage obligations             --             --         20,867        391,240        412,107        414,770
Mortgage backed securities                   3,752             --         11,420         61,648         76,820         74,695
Other                                       16,260          1,380            343          1,851         19,834         19,986
-----------------------------------------------------------------------------------------------------------------------------
Total                                   $  303,619     $  895,125     $   43,332     $  454,739     $1,696,815     $1,687,837
=============================================================================================================================

                                                         Weighted Average Yields
                                        --------------------------------------------------------
                                             1 Year          1-5           5-10          Over 10
                                            or Less         Years          Years          Years
------------------------------------------------------------------------------------------------
 DECEMBER 31, 2002
 U.S. Treasury and other U.S.
     government agency obligations            2.82%          3.46%          4.37%            --
 Collateralized mortgage obligations          5.72           5.48           4.93             --
 Mortgage backed securities                     --           5.65             --             --
 Other                                        2.76           6.39           6.87           6.04%
------------------------------------------------------------------------------------------------
 Total                                        4.10%          4.51%          4.39%          6.04%
===============================================================================================

The distribution of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ because issuers may have the right to call or prepay obligations.

Weighted average yields were determined based on amortized cost. Gross realized gains on sales of securities were $96.9 million and $19.1 million for the years ended December 31, 2002 and 2001, respectively. Gross realized losses were $19.4 million and $5.6 million for the years ended December 31, 2002 and 2001, respectively. Substantially no gains or losses on sales of securities were realized for December 31, 2000.

--------------------------------------------------------------------------------
NOTE D                                                 ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

The following is a summary of changes in the allowance for loan losses:

                                               Year Ended December 31
                                    --------------------------------------------
                                         2002            2001            2000
--------------------------------------------------------------------------------

Balance at beginning of year        $   840,000       $   527,000      $ 342,000
Provision for loan losses             2,149,328         1,120,457        812,861
Acquisitions/other                       (9,644)           14,800           (549)
Charge-offs                          (1,490,841)       (1,018,350)      (772,402)
Principal recoveries                    231,157           196,093        145,090
--------------------------------------------------------------------------------
Net charge-offs                      (1,259,684)         (822,257)      (627,312)
--------------------------------------------------------------------------------
Balance at end of year              $ 1,720,000       $   840,000      $ 527,000
================================================================================

The $880.0 million increase in allowance for loan losses for the year ended December 31, 2002, reflects an increase in average reported loans, a rise in net charge-offs, the revised application of Subprime Guidelines (see Note O), and the $133.4 million one-time impact resulting from a change in recoveries estimate.

Loans totaling approximately $567.4 million and $284.5 million, representing amounts which were greater than 90 days past due, were included in the Company's reported loan portfolio as of December 31, 2002 and 2001, respectively.

--------------------------------------------------------------------------------
NOTE E                                                    PREMISES AND EQUIPMENT
--------------------------------------------------------------------------------

Premises and equipment were as follows:

December 31                                                2002            2001
--------------------------------------------------------------------------------
Land                                                   $  103,954     $   90,377
Buildings and improvements                                437,023        305,312
Furniture and equipment                                   773,092        680,942
Computer software                                         298,208        216,361
In process                                                 92,550        144,527
--------------------------------------------------------------------------------
                                                        1,704,827      1,437,519
Less: Accumulated depreciation and amortization          (934,501)      (677,836)
--------------------------------------------------------------------------------
Total premises and equipment, net                      $  770,326     $  759,683
================================================================================

Depreciation and amortization expense was $264.8 million, $236.0 million and $180.3 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

--------------------------------------------------------------------------------
NOTE F                                                                BORROWINGS
--------------------------------------------------------------------------------

Borrowings as of December 31, 2002 and 2001 were as follows:

                                                              2002                          2001
                                                    ----------------------        ----------------------
                                                                  Weighted                      Weighted
                                                                   Average                       Average
                                                    Outstanding       Rate        Outstanding       Rate
--------------------------------------------------------------------------------------------------------

Interest-bearing deposits                           $17,325,965      4.65%        $12,838,968      5.34%
--------------------------------------------------------------------------------------------------------
Senior notes
Bank -- fixed rate                                  $ 3,723,200      7.00%        $ 4,454,041      6.96%
Bank -- variable rate                                   275,000      2.31             332,000      3.45
Mandatory convertible securities                        718,278      6.25                  --        --
Corporation                                             849,137      7.75             549,188      7.20
--------------------------------------------------------------------------------------------------------
Total                                               $ 5,565,615                   $ 5,335,229
========================================================================================================
OTHER BORROWINGS
Secured borrowings                                  $ 4,814,030      3.41%        $ 3,013,418      4.62%
Junior subordinated capital income securities            98,950      3.26              98,693      3.78
Federal funds purchased and resale agreements           554,887      1.26             434,024      1.91
Other short-term borrowings                             897,208      2.09             449,393      2.29
--------------------------------------------------------------------------------------------------------
Total                                               $ 6,365,075                   $ 3,995,528
========================================================================================================

INTEREST-BEARING DEPOSITS

As of December 31, 2002, the Company had $17.3 billion in interest-bearing deposits of which $7.2 billion represents large denomination certificates of $100 thousand or more, with original maturities of up to ten years.

SENIOR NOTES

BANK NOTES

SENIOR AND SUBORDINATED GLOBAL BANK NOTE PROGRAM

The Senior and Subordinated Global Bank Note Program gives the Bank the ability to issue securities to both U.S. and non-U.S. lenders and to raise funds in foreign currencies. The Senior and Subordinated Global Bank Note Program has a total capacity of $5.0 billion of which $2.7 billion and $3.0 billion was outstanding at December 31, 2002 and 2001, respectively. In January 2003, the Bank increased its capacity under the Senior and Subordinated Global Bank Note Program to $8.0 billion. Prior to the establishment of the Senior and Subordinated Global Bank Note Program, the Bank issued senior unsecured debt through its $8.0 billion Senior Domestic Bank Note Program, of which $1.3 billion and $1.8 billion was outstanding at December 31, 2002 and 2001, respectively. During 2001, the Bank did not renew the Senior Domestic Bank Note Program for future issuances.

In July 2002, the Company repurchased senior bank notes in the amount of $230.4 million, which resulted in a pre-tax gain of $27.0 million.

During 2001, the Bank issued a $1.3 billion five-year fixed rate bank note and a $750.0 million three-year fixed rate senior note under the Senior and Subordinated Global Bank Note Program.

MANDATORY CONVERTIBLE SECURITIES

In April 2002, the Company completed a public offering of mandatory convertible debt securities (the "Upper Decs(R)"), that resulted in net proceeds of approximately $725.1 million. The net proceeds were used for general corporate purposes. Each Upper Dec(R) initially consists of and represents (i) a senior note due May 17, 2007 with a principal amount of $50, on which the Company will pay interest quarterly at the initial annual rate of 6.25%, and (ii) a forward purchase contract pursuant to which the holder has agreed to purchase, for $50, shares of the Company's common stock on May 17, 2005 (or earlier under certain conditions), with such number of shares to be determined based upon the average closing price per share of the Company's common stock for 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date at a minimum per share price of $63.91 and a maximum per share price of $78.61.

The senior notes will initially be pledged to secure the holder's obligations under the forward purchase contracts. Each holder of an Upper Dec(R) may elect to withdraw the pledged senior notes or treasury securities underlying the Upper Decs(R) by substituting, as pledged securities, specifically identified treasury securities that will pay $50 on the relevant stock purchase date, which is the amount due on that date under each forward purchase contract. In February 2005, the senior notes will be remarketed, and the interest rate will be reset based on interest rates in effect at the time of remarketing. The holders will use the proceeds of the remarketing to fund their obligations to purchase shares of the Company's common stock under the forward purchase contract, with such number of shares to be determined based upon the average closing price per share of the Company's common stock for 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date at a minimum per share price of $63.91 and a maximum per share price of $78.61.

CORPORATION SHELF REGISTRATION STATEMENTS

As of December 31, 2002, the Corporation had two effective shelf registration statements under which the Corporation from time to time may offer and sell senior or subordinated debt securities, preferred stock, common stock, common equity units and stock purchase contracts. The Corporation Shelf Registration statements had a total capacity of $2.2 billion all of which was available at December 31, 2002. There was $587.2 million available at December 31, 2001.

On November 11, 2002, the Corporation issued shares of its common stock having an aggregate value of $54.9 million to certain former shareholders of AmeriFee Corporation ("AmeriFee") in connection with the termination of the stock purchase agreement relating to the Corporation's acquisition of AmeriFee. Of this amount, $43.9 million of the Corporation's common stock was issued through its shelf registration statement and $11.0 million was issued in an unregistered offering.

In January 2002, the Company issued $300.0 million of five-year senior notes with a coupon rate of 8.75%.

During 2001, the Corporation issued 6,750,390 shares of common stock in a public offering under the shelf registration statement that resulted in proceeds of $412.8 million.

OTHER BORROWINGS

SECURED BORROWINGS

COAF, a subsidiary of the Company, currently maintains seven agreements to transfer pools of consumer loans accounted for as secured borrowings. The agreements were entered into between 1999 and 2002, relating to the transfers of pools of consumer loans totaling $6.2 billion. Principal payments on the borrowings are based on principal collections, net of losses, on the transferred consumer loans. The secured borrowings accrue interest predominantly at fixed rates and mature between June 2006 and September 2008, or earlier depending upon the repayment of the underlying consumer loans. At December 31, 2002 and 2001, $4.6 billion and $2.5 billion, respectively, of the secured borrowings were outstanding.

PeopleFirst, a subsidiary of COAF, currently maintains four agreements to transfer pools of consumer loans accounted for as secured borrowings. The agreements were entered into between 1999 and 2000 relating to the transfer of pools of consumer loans totaling approximately $886.0 million. Principal payments on the borrowings are based on principal collections, net of losses, on the transferred consumer loans. The secured borrowings accrue interest at fixed rates and mature between September 2003 and September 2007, or earlier depending upon the repayment of the underlying consumer loans. At December 31, 2002 and 2001, $243.0 million and $477.3 million of the secured borrowings were outstanding.

JUNIOR SUBORDINATED CAPITAL INCOME SECURITIES

In January 1997, Capital One Capital I, a subsidiary of the Bank created as a Delaware statutory business trust, issued $100.0 million aggregate amount of Floating Rate Junior Subordinated Capital Income Securities that mature on February 1, 2027. The securities represent a preferred beneficial interest in the assets of the trust.

OTHER SHORT-TERM BORROWINGS

DOMESTIC REVOLVING CREDIT FACILITY

The Domestic Revolving Credit Facility (the "Credit Facility") is available for general corporate purposes of the Company. The Credit Facility is comprised of two tranches: a $810.0 million Tranche A facility available to the Bank and the Savings Bank, including an option for up to $250.0 million in multicurrency availability; and a $390.0 Tranche B facility available to the Corporation, the Bank and the Savings Bank, including an option for up to $150.0 million in multicurrency availability. All borrowings under the Credit Facility are based on varying terms of LIBOR. The Bank has irrevocably undertaken to honor any demand by the lenders to repay any borrowings which are due and payable by the Savings Bank but have not been paid. The Credit Facility has a total capacity of $1.2 billion all of which was available at December 31, 2002. The Credit Facility expires in May of 2003.

MULTICURRENCY FACILITY

The Multicurrency Facility is intended to finance the Bank's business in Europe and was initially comprised of two Tranches, each in the amount of Euro 300.0 million. The Tranche A facility terminated August of 2001. The Tranche B facility terminates August 2004. The Corporation serves as guarantor of all borrowings by Capital One Bank (Europe), plc under the Multicurrency Facility. Internationally, the Company has funding programs designed for foreign investors or to raise funds in foreign currencies allowing the Company to borrow from the U.S. and non-U.S. lenders, including foreign currency funding options under the Credit Facility discussed above. The Company funds its foreign assets by directly or synthetically borrowing or securitizing in the local currency to mitigate the financial statement effect of currency translations. The Multicurrency Facility has a total capacity of Euro 300.0 million ($315.0 million equivalent based on the exchange rate at closing) all of which was available at December 31, 2002.

COLLATERALIZED REVOLVING CREDIT FACILITIES

In April 2002, COAF entered into a $2.2 billion revolving warehouse credit facility collateralized by a security interest in certain consumer loan assets. The warehouse credit facility has several participants each with a separate renewal date. The facility does not have a final maturity date. Instead, each participant may elect to renew the commitment for another set period of time. All participants have renewal dates occurring in 2003. Interest on the facility is based on commercial paper rates. At December 31, 2002, $894.0 million was outstanding under the facility.

In October 2001, PeopleFirst entered into a $500.0 million revolving credit facility collateralized by a security interest in certain consumer loan assets. Interest on the facility is based on London InterBank Offering Rates ("LIBOR"). The facility matured in March 2002. At December 31, 2001, $.4 million was outstanding under the facility.

Interest-bearing deposits, senior notes and other borrowings as of December 31, 2002, mature as follows:

           Interest-Bearing                             Other
                   Deposits     Senior Notes       Borrowings             Total
-------------------------------------------------------------------------------

2003            $ 4,880,378       $1,059,917       $2,747,137       $ 8,687,432
2004              3,498,878        1,030,198        1,423,781         5,952,857
2005              3,183,808        1,531,909          992,358         5,708,075
2006              2,398,802        1,244,389          717,988         4,361,179
2007              3,109,352          299,805          477,988         3,887,145
Thereafter          254,747          399,397            5,823           659,967
-------------------------------------------------------------------------------
Total           $17,325,965       $5,565,615       $6,365,075       $29,256,655
===============================================================================

--------------------------------------------------------------------------------
NOTE G                                                               STOCK PLANS
--------------------------------------------------------------------------------

STOCK-BASED COMPENSATION PLANS

The Company has five stock-based compensation plans, three employee plans and two non-employee directors plans. Under the plans, the Company reserves common shares for the issuance in various forms to include incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards and incentive stock awards. The form of stock compensation is specific to each plan. Generally the exercise price of each stock option will equal or exceed the market price of the Company's stock on the date of grant, the maximum term will be ten years, and vesting is determined at the time of grant, typically either 33 1/3 percent per year beginning with the first anniversary of the grant date for options, three years from the time of grant for restricted stock or accelerated vesting option grants as described below.

The following table provides the number of reserved common shares and the number of common shares available for future issuance for each of the Company's stock-based compensation plans as of December 31, 2002, 2001 and 2000:

                                                  Available For Issuance
                                  Shares    ------------------------------------
Plan Name                       Reserved         2002         2001          2000
--------------------------------------------------------------------------------

2002 Non-Executive
   Officer Stock
   Incentive Plan              8,500,000    2,167,450           --            --

1999 Stock Incentive Plan        600,000      322,300      305,350       294,800

1994 Stock Incentive Plan     67,112,640    2,186,615    2,770,459     1,221,281

1999 Non-Employee
   Directors Stock
   Incentive Plan                825,000      220,000       22,510        27,510

1995 Non-Employee
   Directors Stock
   Incentive Plan(1)             600,000           --           --            --
--------------------------------------------------------------------------------

(1)  The plan's ability to issue grants was terminated in 1999.
     There are currently 457,500 options outstanding under the plan.

A summary of the status of the Company's options as of December 31, 2002, 2001 and 2000, and changes for the years then ended is presented below:


                                                      2002                           2001                           2000
                                         ---------------------------      -------------------------      --------------------------
                                                          Weighted-                     Weighted-                       Weighted-
                                         Options    Average Exercise      Options  Average Exercise      Options   Average Exercise
                                          (000s)     Price Per Share       (000s)   Price Per Share       (000s)    Price Per Share
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year            49,180        $40.74          36,689       $30.57             37,058        $27.24
    Granted                                  6,631         36.52          20,148        49.84              4,063         51.14
    Exercised                               (1,623)        27.19          (6,950)       12.29             (3,330)        12.20
    Cancelled                               (2,080)        53.31            (707)       55.89             (1,102)        49.79
                                            ---------------------------------------------------------------------------------------
Outstanding at end of year                  52,108        $40.06          49,180       $40.74             36,689        $30.57
===================================================================================================================================
Exercisable at end of year                  23,340        $30.20          18,714       $23.25             22,108        $16.48
Weighted-average fair value of options
    granted during the year                               $16.53                       $29.73                           $23.41
-----------------------------------------------------------------------------------------------------------------------------------

The fair value of the options granted during 2002, 2001 and 2000 was estimated at the date of grant using a Black-Scholes option-pricing model with the weighted average assumptions described below:

                                                                                  For the Years Ended December 31
                                                                  ----------------------------------------------------------------
Assumptions                                                            2002                     2001                  2000
----------------------------------------------------------------------------------------------------------------------------------

Dividend yield                                                          .25%                     .19%                  .21%
Volatility factors of expected market price of stock                     55%                      50%                   49%
Risk-free interest rate                                                3.15%                    4.15%                 6.09%
Expected option lives (in years)                                        5.0                      8.5                   4.5
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding as of December 31, 2002:

                                           Options Outstanding                                     Options Exercisable
                     -------------------------------------------------------------    --------------------------------------------
                                           Weighted-Average      Weighted-Average                              Weighted-Average
Range of                   Number              Remaining             Exercise                 Number               Exercise
Exercise Prices      Outstanding (000s)     Contractual Life       Price Per Share    Exercisable (000s)        Price Per Share
----------------------------------------------------------------------------------------------------------------------------------

$ 4.31-$ 6.46                139                2.1 years             $ 6.15                   139                   $ 6.15
$ 6.47-$ 9.70                223                2.9                     8.00                   223                     8.00
$ 9.71-$14.56              7,659                2.9                     9.99                 7,659                     9.99
$14.57-$21.85              2,318                5.0                    16.16                 2,318                    16.16
$21.86-$32.79              1,016                6.7                    31.66                   689                    31.63
$32.80-$49.20             30,731                7.0                    44.29                 9,880                    43.05
$49.21-$73.82             10,005                6.6                    57.58                 2,419                    57.88
$73.83-$76.37                 17                5.2                    76.37                    13                    76.37
----------------------------------------------------------------------------------------------------------------------------------

The Company recognized $22.0 million, $113.5 million and $47.0 million of tax benefits from the exercise of stock options by its associates during 2002, 2001 and 2000, respectively.

The Company granted 2.5 million and .9 million restricted stock awards with a weighted average grant date value of $34.58 and $47.07 per share for 2002 and 2001, respectively. Restrictions generally expire in three years from the date of grant. The compensation cost that has been charged against income for the Company's restricted stock awards was $27.7 million and $1.0 million for 2002 and 2001, respectively.

ACCELERATED VESTING OPTION GRANTS

ENTREPRENEURGRANT V

In October 2001, the Company's Board of Directors approved a stock options grant to senior management ("EntrepreneurGrant V"). This grant was composed of 6,502,318 options to certain key managers (including 3,535,000 performance-based options to the Company's Chief Executive Officer ("CEO") and Chief Operating Officer ("COO")) at the fair market value on the date of grant. The CEO and COO gave up their salaries, annual cash incentives, annual option grants and Senior Executive Retirement Plan contributions for the years 2002 and 2003 in exchange for their EntrepreneurGrant V options. Other members of senior management had the opportunity to forego up to 50 percent of their expected annual cash incentives for 2002 through 2004 in exchange for performance-based options. All performance-based options under this grant will vest on October 18, 2007. Vesting will be accelerated if the Company's common stock's fair market value is at or above $83.87 per share, $100.64 per share, $120.77 per share or $144.92 per share in any five trading days during the performance period on or before October 18, 2004, 2005, 2006 or 2007, respectively. In addition, the performance-based options under this grant will also vest upon the achievement of at least $5.03 cumulative diluted earnings per share in any four consecutive quarters ending in the fourth quarter of 2004, or upon a change of control of the Company. Options under this grant qualify as fixed as defined by APB 25, accordingly no compensation expense is recognized.

ENTREPRENEURGRANT IV

In April 1999, the Company's Board of Directors approved a stock option grant to senior management ("Entrepreneur Grant IV"). This grant was composed of 7,636,107 options to certain key managers (including 1,884,435 options to the Company's CEO and COO) with an exercise price equal to the fair market value on the date of grant. The CEO and COO gave up their salaries for the year 2001 and their annual cash incentives, annual option grants and Senior Executive Retirement Plan contributions for the years 2000 and 2001 in exchange for their Entrepreneur Grant IV options. Other members of senior management had the opportunity to give up all potential annual stock option grants for 1999 and 2000 in exchange for this one-time grant. Under the original terms, all options under this grant would have vested on April 29, 2008, or earlier if the common stock's fair market value was at or above $100 per share for at least ten trading days in any 30 consecutive calendar day period on or before June 15, 2002, or upon a change of control of the Company. In May 2001, the Company's Board of Directors approved an amendment to EntrepreneurGrant IV that provides additional vesting criteria. As amended, EntrepreneurGrant IV will continue to vest under its original terms, and will also vest if the Company's common stock price reaches a fair market value of at least $120 per share or $144 per share for ten trading days within 30 calendar days prior to June 15, 2003 or June 15, 2004, respectively. In addition, 50% of the EntrepreneurGrant IV stock options held by middle management as of the grant date will vest on April 29, 2005, regardless of stock performance. Options under this grant qualify as fixed as defined by APB 25, accordingly no compensation expense is recognized.

DIRECTOR ACCELERATED VESTING OPTION GRANTS

In October 2001, the Company granted 305,000 options to the non-executive members of the Board of Directors for director compensation for the years 2002, 2003 and 2004. These options were granted at the fair market value on the date of grant and vest on October 18, 2010. Vesting will be accelerated if the stock's fair market value is at or above $83.87 per share, $100.64 per share, $120.77 per share, $144.92 per share, $173.91 per share, $208.70 per share or $250.43 per share for at least five days during the performance period on or before October 18, 2004, 2005, 2006, 2007, 2008, 2009 or 2010, respectively. In addition, the options under this grant will vest upon the achievement of at least $5.03 cumulative diluted earnings per share for any four consecutive quarters ending in the fourth quarter 2004, or upon a change in control of the Company. Options under this grant qualify as fixed, as defined by APB 25, accordingly no compensation expense is recognized.

In April 1999, all non-employee directors of the Company were given the option to receive performance-based options under this plan in lieu of their annual cash retainer and their time-vesting options for each of 1999, 2000 and 2001. As a result, 497,490 performance-based options were granted to certain non-employee directors of the Company. The options would have vested in full if, on or before June 15, 2002, the market value of the Company's stock would have equaled or exceeded $100 per share for ten trading days in a 30 consecutive calendar day period or upon change of control of the Company on or before June 15, 2002. The vesting provisions were not achieved and as such the unvested options were cancelled during 2002.

ASSOCIATE STOCK PURCHASE PLAN

The Company maintains an Associate Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan qualifies as a noncompensatory plan, accordingly no compensation expense is recognized.

Under the Purchase Plan, associates of the Company are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 1% of monthly base pay. To date, the amounts deducted are applied to the purchase of unissued common or treasury stock of the Company at 85% of the current market price. Shares may also be acquired on the market. The Company terminated its 1995 Associate Stock Purchase Plan in October 2002 when shares available for issuance under such plan were exhausted, and implemented in substitution its 2002 Associate Stock Purchase Plan under substantially similar terms. An aggregate of 3.0 million common shares has been authorized for issuance under the 2002 Associate Stock Purchase Plan, of which 2.7 million shares were available for issuance as of December 31, 2002.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

In 1997, the Company implemented its dividend reinvestment and stock purchase plan ("1997 DRP"), which allows participating stockholders to purchase additional shares of the Company's common stock through automatic reinvestment of dividends or optional cash investments. The Company issued 3.0 million and .7 million shares of new common stock in 2002 and 2001, respectively, under the 1997 DRP. The Company also instituted an additional dividend reinvestment and stock purchase plan in 2002 ("2002 DRP") with an additional 7.5 million shares reserved, all of which were available for issuance at December 31, 2002.

--------------------------------------------------------------------------------
NOTE H                                               COMMON AND PREFERRED SHARES
--------------------------------------------------------------------------------

SHARE REPURCHASE PROGRAM

In July 1997, the Company's Board of Directors voted to repurchase up to 6.0 million shares of the Company's common stock to mitigate the dilutive impact of shares issuable under its benefit plans, including the Purchase Plan, dividend reinvestment plan and stock incentive plans. In July 1998 and February 2000, the Company's Board of Directors voted to increase this amount by 4,500,000 and 10,000,000 shares, respectively, of the Company's common stock. For the years ended December 31, 2002 and 2001, the Company did not repurchase shares under this program. For the years ended December 31, 2000 and 1999, the Company repurchased 3,028,600 and 2,250,000 shares, respectively, under this program. Certain treasury shares have been reissued in connection with the Company's benefit plans.

CUMULATIVE PARTICIPATING JUNIOR PREFERRED STOCK

On November 16, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock. As amended, each Right entitles a registered holder to purchase from the Company 1/300th of a share of the Company's authorized Cumulative Participating Junior Preferred Stock (the "Junior Preferred Shares") at a price of $200 per 1/300th of a share, subject to adjustment. The Company has reserved one million shares of its authorized preferred stock for the Junior Preferred Shares. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the 1/300th interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. However, the Rights generally become exercisable and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of the Company's outstanding common stock or a tender offer or exchange offer is announced for the Company's common stock. Upon such event, provisions would also be made so that each holder of a Right, other than the acquiring person or group, may exercise the Right and buy common stock with a market value of twice the $200 exercise price. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $0.01 per Right prior to the time any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share.

--------------------------------------------------------------------------------
NOTE I                                                          RETIREMENT PLANS
--------------------------------------------------------------------------------

ASSOCIATE SAVINGS PLAN

The Company sponsors a contributory Associate Savings Plan in which substantially all full-time and certain part-time associates are eligible to participate. The Company makes contributions to each eligible employee's account, matches a portion of associate contributions and makes discretionary contributions based upon the Company meeting a certain earnings per share target. The Company's contributions to this plan, all of which were in cash, amounted to $65.9 million, $64.3 million and $44.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

OTHER POSTRETIREMENT BENEFITS

The Company sponsors postretirement benefit plans to provide health care and life insurance to retired employees. Net periodic postretirement benefit expense was $6.8 million, $3.1 million and $2.5 million in 2002, 2001 and 2000, respectively. The liabilities recognized on the consolidated balance sheets for the Company's defined postretirement benefit plan at December 31, 2002, 2001 and 2000 were $17.4 million, $10.6 million and $7.7 million, respectively.

--------------------------------------------------------------------------------
NOTE J                                               OTHER NON-INTEREST EXPENSE
--------------------------------------------------------------------------------

                                                   Year Ended December 31
                                            ------------------------------------
                                                2002          2001          2000
--------------------------------------------------------------------------------
Professional services                       $308,593      $230,502      $163,905
Collections                                  360,437       253,728       156,592
Fraud losses                                  78,733        65,707        53,929
Bankcard association assessments             107,185        83,255        51,726
Other                                        132,567       174,757       130,132
--------------------------------------------------------------------------------
Total                                       $987,515      $807,949      $556,284
================================================================================

--------------------------------------------------------------------------------
NOTE K                                                              INCOME TAXES
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

December 31                                               2002              2001
--------------------------------------------------------------------------------

DEFERRED TAX ASSETS:
Allowance for loan losses                           $  442,393         $ 107,389
Unearned income                                        323,404           260,208
Stock incentive plan                                    49,585            48,117
Foreign                                                 17,469             4,203
Net operating losses                                    19,165            23,119
State taxes, net of federal benefit                     61,649            50,786
Derivative instruments                                  61,491            45,371
Other                                                  142,033            89,831
--------------------------------------------------------------------------------
Subtotal                                             1,117,189           629,024
Valuation allowance                                    (60,368)          (52,933)
--------------------------------------------------------------------------------
    Total deferred tax assets                        1,056,821           576,091
================================================================================
DEFERRED TAX LIABILITIES:
Securitizations                                         57,962            75,084
Deferred revenue                                       915,953           624,254
Securities available for sale                           33,735             5,453
Other                                                   53,964            44,322
--------------------------------------------------------------------------------
Total deferred tax liabilities                       1,061,614           749,113
--------------------------------------------------------------------------------
Net deferred tax liabilities                        $   (4,793)        $(173,022)
================================================================================

During 2002, the Company increased its valuation allowance by $7.4 million for certain state and international loss carryforwards generated during the year.

At December 31, 2002, the Company had net operating losses available for federal income taxes purposes of $55.0 million which are subject to certain annual limitations under the Internal Revenue Code, and expire at various dates from 2018 to 2020. Also, foreign net operating losses of $56.7 million (net of related valuation allowances) were available, of which $55.7 million expires at various dates from 2005 to 2008.

Significant components of the provision for income taxes attributable to continuing operations were as follows:

                                                  Year Ended December 31
                                             -----------------------------------
                                                 2002         2001          2000
--------------------------------------------------------------------------------
Federal taxes                                $708,667     $    138      $284,661
State taxes                                     5,485        2,214           578
International taxes                             2,654          555         1,156
Deferred income taxes                        (165,411)     390,548         1,445
--------------------------------------------------------------------------------
Income taxes                                 $551,395     $393,455      $287,840
================================================================================

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense was:

                                                  Year Ended December 31
                                             -----------------------------------
                                                 2002         2001          2000
--------------------------------------------------------------------------------
Income tax at statutory
    federal tax rate                            35.00%       35.00%       35.00%
Other, including state taxes                     3.00         3.00         3.00
--------------------------------------------------------------------------------
Income taxes                                    38.00%       38.00%       38.00%
================================================================================

--------------------------------------------------------------------------------
NOTE L                                                        EARNINGS PER SHARE
--------------------------------------------------------------------------------

The following table sets forth the computation of basic and diluted earnings per share:


                                                  Year Ended December 31
                                             -----------------------------------
                                                 2002         2001          2000
--------------------------------------------------------------------------------

NUMERATOR:
Net income                                   $899,644     $641,965      $469,634
--------------------------------------------------------------------------------
Denominator:
Denominator for basic earnings per share-
    Weighted-average shares                   219,984      209,867       196,478
Effect of dilutive securities:
    Stock options                               8,224       10,709        12,971
    Restricted stock                               37           --            --
    Contingently issuable shares                  499           --            --
--------------------------------------------------------------------------------
Dilutive potential common shares                8,760       10,709        12,971
Denominator for diluted earnings per share-
    Adjusted weighted-average shares          228,744      220,576       209,449
--------------------------------------------------------------------------------
Basic earnings per share                     $   4.09     $   3.06      $   2.39
================================================================================
Diluted earnings per share                   $   3.93     $   2.91      $   2.24
================================================================================

Securities of approximately 23,000,000, 5,217,000 and 5,496,000 during 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per share because their inclusion would be antidilutive.

--------------------------------------------------------------------------------
NOTE M                                                          CUMULATIVE OTHER
                                                            COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

The following table presents the cumulative balances of the components of other comprehensive income, net of tax of $27.8 million, $39.9 million and $.5 million as of December 31, 2002, 2001 and 2000, respectively:

As of December 31                                2002         2001          2000
--------------------------------------------------------------------------------
Unrealized gains (losses)
    on securities                            $ 55,588     $  8,894        $ (777)
Foreign currency translation
    adjustments                                22,350      (19,466)        3,695
Unrealized losses on cash flow
    hedging instruments                       (93,504)     (74,026)           --
--------------------------------------------------------------------------------
Total cumulative other
    comprehensive income (loss)              $(15,566)    $(84,598)       $2,918
================================================================================

Unrealized gains (losses) on securities included gross unrealized gains of $80.6 million, $44.6 million and $17.1 million, and gross unrealized losses of $.4 million, $30.2 million and $18.3 million, as of December 31, 2002, 2001 and 2000, respectively.

During 2002, the Company reclassified $101.5 million of net losses, after tax, on derivative instruments from cumulative other comprehensive income into earnings.

During 2002, the Company reclassified $4.2 million of net gains on sales of securities, after tax, from cumulative other comprehensive income into earnings.

--------------------------------------------------------------------------------
NOTE N                                                                  GOODWILL
--------------------------------------------------------------------------------

SUMMARY OF ACQUISITION GOODWILL

                            Auto Finance  International        Other      Total
--------------------------------------------------------------------------------
Balance at
    December 31, 2001           $218,818         $5,273     $ 78,326    $302,417
Additions                            139             --       54,874      55,013
Other                                 --          1,545           --       1,545
--------------------------------------------------------------------------------
Balance at
    December 31, 2002           $218,957         $6,818     $133,200    $358,975
================================================================================

In October 2001, the Company acquired PeopleFirst. Based in San Diego, California, PeopleFirst is the largest online provider of direct motor vehicle loans. The acquisition price for PeopleFirst was $174.0 million, paid through the issuance of approximately 3,746,000 shares of the Company's common stock. This purchase combination created approximately $166.0 million in goodwill, as approximately $763.0 million of assets were acquired and $755.0 million of liabilities were assumed.

In May 2001, the Company acquired AmeriFee. AmeriFee is a financial services firm based in Southborough, Massachusetts that provides financing solutions for consumers seeking elective medical and dental procedures. The acquisition was accounted for as a purchase business combination. The initial acquisition price for AmeriFee was $81.5 million, paid through approximately $64.5 million of cash and approximately 257,000 shares of the Company's common stock. This purchase combination created approximately $80.0 million in goodwill. The goodwill prior to December 31, 2001 was amortized on a straight-line basis over 20 years. After December 31, 2001, the Company ceased amortization and performed impairment tests on the book value of the remaining goodwill in accordance with SFAS 142.

In July 2002 the Company's Board of Directors voted to adopt a Termination Agreement and Mutual Release with prior owners of AmeriFee, ending the original acquisition agreement and settling all contingent consideration provisions. The Company agreed to terms that would provide a one-time payment of up to $55.0 million, payable in common shares or cash at the Company's discretion, to prior owners of AmeriFee. On November 11, 2002, the Corporation issued shares of its common stock having an aggregate value of $54.9 million to the prior owners of AmeriFee in accordance with the terms of the Termination Agreement. Of this amount, $43.9 million in common stock was issued under the Corporation's existing shelf registration statement and $11.0 million in common stock was issued in an unregistered offering. The full $54.9 million was accounted for as additional acquisition goodwill.

--------------------------------------------------------------------------------
NOTE O                                                        REGULATORY MATTERS
--------------------------------------------------------------------------------

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

The most recent notifications received from the regulators categorized the Bank and the Savings Bank as "well-capitalized." To be categorized as "well-capitalized," the Bank and the Savings Bank must maintain minimum capital ratios as set forth in the following table. As of December 31, 2002, there were no conditions or events since the notifications discussed above that management believes would have changed either the Bank or the Savings Bank's capital category.

                                                                    To Be "Well
                                                                    Capitalized"
                                             Applying    Minimum    Under Prompt
                             Call Report     Subprime  for Capital   Corrective
                                 Basis       Guidance    Adequacy      Action
                                Ratios        Ratios     Purposes    Provisions
--------------------------------------------------------------------------------

DECEMBER 31, 2002
Capital One Bank
Tier 1 Capital                     15.56%       11.50%        4.00%        6.00%
Total Capital                      17.78        13.39         8.00        10.00
Tier 1 Leverage                    13.79        13.79         4.00         5.00

Capital One, F.S.B.
Tier 1 Capital                     15.10%       11.02%        4.00%        6.00%
Total Capital                      16.80        12.59         8.00        10.00
Tier 1 Leverage                    14.45        14.45         4.00         5.00
--------------------------------------------------------------------------------

DECEMBER 31, 2001
Capital One Bank
Tier 1 Capital                     12.95%                     4.00%        6.00%
Total Capital                      15.12                      8.00        10.00
Tier 1 Leverage                    12.09                      4.00         5.00

Capital One, F.S.B.
Tier 1 Capital                      9.27%                     4.00%        6.00%
Total Capital                      11.21                      8.00        10.00
Tier 1 Leverage                     8.86                      4.00         5.00
--------------------------------------------------------------------------------

Since early 2001, the Bank and Savings Bank have treated a portion of their loans as "subprime" under the "Expanded Guidance for Subprime Lending Programs" (the "Subprime Guidelines") and have assessed their capital and allowance for loan losses accordingly. In the second quarter of 2002, the Company adopted a revised application of the Subprime Guidelines, the result of which is to require more capital and allowance for loan losses to be held against subprime loans. Under the revised application of the Subprime Guidelines, the Company has, for purposes of calculating capital ratios, risk weighted subprime loans in targeted programs at 200%, rather than the 100% risk weighting applied to loans not in targeted subprime programs. The Company has addressed the additional capital requirements with available resources. Under the revised application of the Subprime Guidelines, each of the Bank and the Savings Bank exceeds the requirements for a "well-capitalized" institution as of December 31, 2002.

For purposes of the Subprime Guidelines, the Company has treated as "subprime" all loans in the Bank's and the Savings Bank's targeted subprime programs to customers either with a Fair, Isaac and Company ("FICO") score of 660 or below or with no FICO score. The Bank and the Savings Bank hold on average 200% of the total risk-based capital charge that would otherwise apply to such assets. This results in higher levels of regulatory capital at the Bank and the Savings Bank. As of December 31, 2002, approximately $5.3 billion or 28.0% of the Bank's, and $3.8 billion or 32.4% of the Savings Bank's, on-balance sheet assets were treated as "subprime" for purposes of the Subprime Guidelines.

In November 2001, the regulators adopted an amendment to the regulatory capital standards regarding the treatment of certain recourse obligations, direct credit substitutes (i.e., guarantees on third-party assets), residual interests in asset securitizations, and certain other securitized transactions. Effective January 1, 2002, this rule amended the regulatory capital standards to create greater differentiation in the capital treatment of residual interests. On May 17, 2002, the regulators issued an advisory interpreting the application of this rule to a residual interest commonly referred to as an accrued interest receivable (the "AIR Advisory"). The effect of this AIR Advisory is to require all insured depository institutions, including the Bank and the Savings Bank, to hold significantly higher levels of regulatory capital against accrued interest receivables beginning December 31, 2002. The Bank and the Savings Bank have met this capital requirement and remain well capitalized after applying the provisions of the AIR Advisory at December 31, 2002.

In August 2000, the Bank received regulatory approval and established a subsidiary bank in the United Kingdom. In connection with the approval of its former branch office in the United Kingdom, the Company committed to the Federal Reserve that, for so long as the Bank maintains a branch or subsidiary bank in the United Kingdom, the Company will maintain a minimum Tier 1 Leverage ratio of 3.0%. As of December 31, 2002 and 2001, the Company's Tier 1 Leverage ratio was 11.95% and 11.93%, respectively.

Additionally, certain regulatory restrictions exist that limit the ability of the Bank and the Savings Bank to transfer funds to the Corporation. As of December 31, 2002, retained earnings of the Bank and the Savings Bank of $924.4 million and $408.4 million, respectively, were available for payment of dividends to the Corporation without prior approval by the regulators. The Savings Bank, however, is required to give the OTS at least 30 days advance notice of any proposed dividend and the OTS, in its discretion, may object to such dividend.

--------------------------------------------------------------------------------
NOTE P                                                COMMITMENTS, CONTINGENCIES
                                                                  AND GUARANTEES
--------------------------------------------------------------------------------

LINE OF CREDIT COMMITMENTS

As of December 31, 2002 the Company had outstanding lines of credit of approximately $165.5 billion committed to its customers. Of that total commitment, approximately $105.8 billion was unused. While this amount represented the total available lines of credit to customers, the Company has not experienced, and does not anticipate, that all of its customers will exercise their entire available line at any given point in time. The Company generally has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

LEASE COMMITMENTS

Certain premises and equipment have been leased under agreements that expire at various dates through 2012, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total rent expenses amounted to approximately $63.2 million, $64.7 million and $66.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum rental commitments as of December 31, 2002, for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

2003                                                                  $ 62,676
2004                                                                    44,650
2005                                                                    40,223
2006                                                                    35,502
2007                                                                    34,918
Thereafter                                                              84,469
------------------------------------------------------------------------------
Total                                                                 $302,438

GUARANTEES

RESIDUAL VALUE GUARANTEES

The Company has entered into synthetic lease transactions to finance several facilities. A synthetic lease structure typically involves establishing a special purpose vehicle ("SPV") that owns the properties to be leased. The SPV is funded and its equity is held by outside investors, and as a result, neither the debt of nor the properties owned by the SPV have been included in the accompanying consolidated financial statements. These transactions, as described below, are accounted for as operating leases in accordance with SFAS No. 13, Accounting for Leases. The Company has entered into maximum residual value guarantee agreements with the lessors of the properties (the SPVs established in the lease structures), whereby the Company guarantees certain residual amounts to the lessors in the event of a sale of the property or expiration of the lease. The amount of the deficiency is recognized as rent expense on a straight-line basis over the remaining term of the lease. The accrual for a deficiency is required regardless of whether the Company expects to exercise a purchase option or renewal option at the end of the lease term.

In December 2000, the Company entered into a 10-year agreement for the lease of a headquarters building being constructed in McLean, Virginia. The agreement calls for monthly rent to commence upon completion, which is expected to occur in the first quarter of 2003, and is based on LIBOR rates applied to the cost of the buildings funded. If, at the end of the lease term, the Company does not purchase the property, the Company guarantees a maximum residual value of up to $114.8 million representing approximately 72% of the estimated $159.5 million cost of the buildings in the lease agreement. This agreement, made with a multi-purpose entity that is a wholly-owned subsidiary of one of the Company's lenders, provides that in the event of a sale of the property, the Company's obligation would be equal to the sum of all amounts owed by the Company under a note issuance made in connection with the lease inception. As of December 31, 2002, the estimated cost of the building provided a reasonable approximation of the fair value, and thus no deficiency existed and no liability related to the maximum residual value guarantee was recorded relative to this property.

In 1999, the Company entered into two three-year agreements for the construction and subsequent lease of four facilities located in Tampa, Florida and Federal Way, Washington. The construction of all four of these facilities was completed during 2001. The total cost of the buildings was approximately $98.8 million. Monthly rent commenced upon completion of each of the buildings and is based on LIBOR rates applied to the cost of the facilities funded. The Company had one-year renewal options under the terms of each of the leases, which were exercised during 2002 to extend the life of the leases through September of 2003. If, at the end of the lease terms, the Company does not purchase all of the properties, the Company guarantees a maximum residual value to the lessor of up to $84.0 million representing approximately 85% of the cost of the buildings in the lease agreement. During the fourth quarter, the estimated fair value of the facilities fell to a level below the maximum residual value guaranteed resulting in a deficiency of $22.0 million. Correspondingly, the Company has recognized $11.2 million as additional rent expense related to the deficiency as of December 31, 2002.

In 1998, the Company entered into a five-year lease of five facilities in Tampa, Florida and Richmond, Virginia. Monthly rent on the facilities is based on a fixed interest rate of 6.87% per annum applied to the cost of the buildings included in the lease of $86.8 million. The Company has two one-year renewal options under the terms of the lease, which have been exercised to extend the life of the lease through December of 2005. If, at the end of the lease term, the Company does not purchase all of the properties, the Company guarantees a maximum residual value to the lessor of up to $72.9 million representing approximately 84% of the costs of the buildings in the lease agreement. As of December 31, 2002, the estimated fair value of the facilities fell to a level below the maximum residual value guaranteed resulting in a deficiency of $13.0 million. Correspondingly, the Company recognized $.4 million as additional rent expense related to the deficiency as of December 31, 2002.

OTHER GUARANTEES

In connection with an installment loan securitization transaction, the transferee (off-balance sheet special purpose entity receiving the installment loans) entered into an interest rate hedge agreement (the "swap") with a counterparty to reduce interest rate risk associated with the transaction. In connection with the swap, the Corporation entered into a letter agreement guaranteeing the performance of the transferee under the swap. If at anytime the Class A invested amount equals zero and the notional amount of the swap is greater than zero resulting in an "Early Termination Date" (as defined in the securitization transaction's Master Agreement), then (a) to the extent that, in connection with the occurrence of such Early Termination Date, the transferee is obligated to make any payments to the counterparty pursuant to the Master Agreement, the Corporation shall reimburse the transferee for the full amount of such payment and (b) to the extent that, in connection with the occurrence of an Early Termination Date, the transferee is entitled to receive any payment from the counterparty pursuant to the Master Agreement, the transferee will pay to the Corporation the amount of such payment. At December 31, 2002, the maximum exposure to the Corporation under the letter agreement was approximately $26.7 million.

SECURITIES LITIGATION

Beginning in July 2002, the Corporation was named as a defendant in twelve putative class action securities cases. All twelve actions were filed in the United States District Court for the Eastern District of Virginia. Each complaint also named as "Individual Defendants" several of the Corporation's executive officers.

On October 1, 2002, the Court consolidated these twelve cases. Pursuant to the Court's order, Plaintiffs filed an amended complaint on October 17, 2002, which alleged that the Corporation and the Individual Defendants violated Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The amended complaint asserted a class period of January 16, 2001, through July 16, 2002, inclusive. The amended complaint alleged generally that, during the asserted class period, the Corporation misrepresented the adequacy of its capital levels and loan loss allowance relating to higher risk assets. In addition, the amended complaint alleged generally that the Corporation failed to disclose that it was experiencing serious infrastructure deficiencies and systemic computer problems as a result of its growth.

On December 4, 2002, the Court granted defendants' motion to dismiss plaintiffs' amended complaint with leave to amend. Pursuant to that order, plaintiffs filed a second amended complaint on December 23, 2002, which asserted the same class period and alleged violations of the same statutes and rule. The second amended complaint also added a new Individual Defendant and asserted violations of Generally Accepted Accounting Principles.

The Corporation believes that it has meritorious defenses with respect to this case and intends to defend the case vigorously. The Corporation moved to dismiss plaintiffs' second amended complaint on January 8, 2003. At the present time, management is not in a position to determine whether the resolution of this case will have a material adverse effect on either the consolidated financial position of the Corporation or the Corporation's results of operations in any future reporting period.

OTHER PENDING AND THREATENED LITIGATION

In addition, the Company is also commonly subject to various pending and threatened legal actions relating to the conduct of its normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising out of any such pending or threatened legal actions will not be material to the consolidated financial position or results of operations of the Company.

--------------------------------------------------------------------------------
NOTE Q                                                RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

In the ordinary course of business, executive officers and directors of the Company may have consumer loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans to unrelated persons and do not involve more than the normal risk of collectibility.

--------------------------------------------------------------------------------
NOTE R                                         OFF-BALANCE SHEET SECURITIZATIONS
--------------------------------------------------------------------------------

Off-balance sheet securitizations involve the transfer of pools of consumer loan receivables by the Company to one or more third-party trusts or qualified special purpose entities in transactions which are accounted for as sales in accordance with SFAS 140. Certain undivided interests in the pool of consumer loan receivables are sold to investors as asset-backed securities in public underwritten offerings or private placement transactions. The proceeds from off-balance sheet securitizations are distributed by the trusts to the Company as consideration for the consumer loan receivables transferred. Each new off-balance sheet securitization results in the removal of consumer loan principal receivables equal to the sold undivided interests in the pool from the Company's consolidated balance sheet ("off-balance sheet loans"), the recognition of certain retained residual interests and a gain on the sale. The remaining undivided interests in principal receivables of the pool, as well as all billed finance charge and fee receivables, are retained by the Company and recorded as consumer loans on the consolidated balance sheet. The amounts of the remaining undivided interests fluctuate as the accountholders make principal payments and incur new charges on the selected accounts. The amount of retained consumer loan receivables was $6.6 billion and $5.7 billion as of December 31, 2002 and 2001, respectively.

The following table presents the year-end and average balances, as well as the delinquent and net charge-off amounts of the reported, off-balance sheet and managed consumer loan portfolios.

SUPPLEMENTAL LOAN INFORMATION


Year Ended December 31                     2002                               2001
                              -----------------------------      -----------------------------
                                     Loans            Loans             Loans            Loans
                               Outstanding       Delinquent       Outstanding       Delinquent
----------------------------------------------------------------------------------------------
Managed loans                 $ 59,746,537      $ 3,345,394      $ 45,263,963      $ 2,241,647
Off-balance sheet loans        (31,892,885)      (1,533,030)      (24,342,949)      (1,229,090)
----------------------------------------------------------------------------------------------
Reported consumer loans       $ 27,853,652      $ 1,812,364      $ 20,921,014      $ 1,012,557
==============================================================================================


                                 Average        Net Charge-           Average      Net Charge-
                                   Loans               Offs             Loans             Offs
----------------------------------------------------------------------------------------------
Managed loans                 $ 52,799,566      $ 2,769,249      $ 35,612,317      $ 1,655,947
Off-balance sheet loans        (27,259,570)      (1,509,565)      (18,328,011)        (833,690)
----------------------------------------------------------------------------------------------
Reported consumer loans       $ 25,539,996      $ 1,259,684      $ 17,284,306      $   822,257
==============================================================================================

The Company's retained residual interests in the off-balance sheet securitizations are recorded in accounts receivable from securitizations, and are comprised of interest-only strips, retained subordinated undivided interests in the transferred receivables, cash collateral accounts and accrued but unbilled interest on the transferred receivables. The interest-only strip is recorded at fair value, while the other residual interests are carried at cost, which approximates fair value. Retained residual interests totaled $1.1 billion and $934.3 million at December 31, 2002 and 2001, respectively. The Company's retained residual interests, as well as the billed finance charge and fee receivables, are generally restricted or subordinated to investors' interests and their value is subject to substantial credit, repayment and interest rate risks on the transferred financial assets. The investors and the trusts have no recourse to the Company's assets, other than the retained residual interests, if the off-balance sheet loans are not paid when due.

The gain on sale recorded from off-balance sheet securitizations is based on the estimated fair value of the assets sold and retained and liabilities incurred, and is recorded at the time of sale in servicing and securitizations on the consolidated statements of income. The related receivable is the interest-only strip, which is based on the present value of the estimated future cash flows from excess finance charges and past-due fees over the sum of the return paid to security holders, estimated contractual servicing fees and credit losses. The Company periodically reviews the key assumptions and estimates used in determining the value of the interest-only strip. Prior to December 31, 2002, decreases in fair value below the carrying amount as a result of changes in the key assumptions were recognized in servicing and securitizations income, while, increases in fair values as a result of changes in key assumptions were recorded as unrealized gains and included as a component of cumulative other comprehensive income, on a net-of-tax basis, in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Effective December 31, 2002 and for all subsequent periods, the Company recognizes all changes in the fair value of the interest-only strip immediately in servicing and securitizations on the consolidated statements of income. In accordance with EITF 99-20, Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets, the interest component of cash flows attributable to retained interests in securitizations is recorded in other interest income.

The key assumptions used in determining the fair value of the interest-only strips resulting from securitizations of consumer loan receivables completed during the period included the weighted average ranges for charge-off rates, principal repayment rates, lives of receivables and discount rates included in the following table.

SECURITIZATION KEY ASSUMPTIONS
Year Ended December 31                                        2002          2001
--------------------------------------------------------------------------------
Weighted average life
    for receivables (months)                               8 to 10       6 to 9
Principal repayment rate
    (weighted average rate)                              13% to 15%   13% to 15%
Charge-off rate
    (weighted average rate)                                5% to 6%     4% to 6%
Discount rate
    (weighted average rate)                                8% to 9%    9% to 11%
--------------------------------------------------------------------------------

If these assumptions are not met, or if they change, the interest-only strip and related servicing and securitizations income would be affected. The following adverse changes to the key assumptions and estimates, presented in accordance with SFAS 140, are hypothetical and should be used with caution. As the figures indicate, any change in fair value based on a 10% or 20% variation in assumptions cannot be extrapolated because the relationship of a change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the interest-only strip is calculated independently from any change in another assumption. However, changes in one factor may result in changes in other factors, which might magnify or counteract the sensitivities.

SECURITIZATION KEY ASSUMPTIONS AND SENSITIVITIES

As of December 31                                             2002         2001
--------------------------------------------------------------------------------
Interest-only strip                                       $236,398    $ 269,527
Weighted average life for receivables (months)                   9            9
Principal repayment rate (weighted average rate)                14%          13%
Impact on fair value of 10% adverse change                $(15,353)   $ (12,496)
Impact on fair value of 20% adverse change                 (27,252)     (23,652)
--------------------------------------------------------------------------------
Charge-off rate (weighted average rate)                          6%           6%
Impact on fair value of 10% adverse change                $(46,083)   $ (50,844)
Impact on fair value of 20% adverse change                 (92,167)    (100,854)
--------------------------------------------------------------------------------
Discount rate (weighted average rate)                            8%           9%
Impact on fair value of 10% adverse change                $ (1,387)   $  (1,889)
Impact on fair value of 20% adverse change                  (2,733)      (3,706)
--------------------------------------------------------------------------------

Static pool credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. Due to the short-term revolving nature of the consumer loan receivables, the weighted average percentage of static pool credit losses is not considered materially different from the assumed charge-off rates used to determine the fair value of the retained interests.

The Company acts as a servicing agent and receives contractual servicing fees of approximately 2% of the investor principal outstanding. The servicing revenues associated with transferred receivables adequately compensate the Company for servicing the accounts. Accordingly, no material servicing asset or liability has been recorded.

SECURITIZATION CASH FLOWS

Year Ended December 31                                        2002          2001
--------------------------------------------------------------------------------
Proceeds from new securitizations                      $12,533,886   $11,915,990
Collections reinvested in revolving-
    period securitizations                              45,740,377    31,115,306
Repurchases of accounts from the trust                          --     1,579,455
Servicing fees received                                    490,935       330,350
Cash flows received on retained interests(1)             3,033,951     2,498,970
--------------------------------------------------------------------------------

(1) Includes all cash receipts of excess spread and other payments (excluding servicing fees) from the Trust to the Company.

For the years ended December 31, 2002 and 2001, the Company recognized $30.1 million and $68.1 million, respectively, in gains related to new securitization transactions accounted for as sales, net of transaction costs. These gains are included in servicing and securitizations income.

--------------------------------------------------------------------------------
NOTE S                                                    DERIVATIVE INSTRUMENTS
                                                          AND HEDGING ACTIVITIES
--------------------------------------------------------------------------------

The Company maintains a risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate and foreign exchange rate volatility. The Company's goal is to manage sensitivity to changes in rates by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities, thereby limiting the impact on earnings. By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's credit committee. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement; depending on the nature of the derivative transaction, bilateral collateral agreements may be required as well.

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

The asset/liability management committee, as part of that committee's oversight of the Company's asset/liability and treasury functions, monitors the Company's derivative activities. The Company's asset/liability management committee is responsible for approving hedging strategies. The resulting strategies are then incorporated into the Company's overall interest rate risk management strategies.

FAIR VALUE HEDGES

The Company has entered into forward exchange contracts to hedge foreign currency denominated investments against fluctuations in exchange rates. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk of adverse affects from movements in exchange rates.

During the year ended December 31, 2002 and 2001, the Company recognized substantially no net gains or losses related to the ineffective portions of its fair value hedging instruments.

CASH FLOW HEDGES

The Company has entered into interest rate swap agreements for the management of its interest rate risk exposure. The interest rate swap agreements utilized by the Company effectively modify the Company's exposure to interest rate risk by converting floating rate debt to a fixed rate over the next five years. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of underlying principal amounts. The Company had entered into interest rate swaps and amortizing notional interest rate swaps to effectively reduce the interest rate sensitivity of anticipated net cash flows of its interest-only strip from securitization transactions over the next four years. During the year ended December 31, 2002, the Company terminated the interest rate swaps and amortizing interest rate swaps that effectively reduced the interest rate sensitivity of anticipated net cash flows of its interest-only strip from securitization transactions. These derivative fair values, net of taxes, were included in cumulative other comprehensive income and will be amortized into interest or servicing and securitizations income over the previous lives of the terminated swaps.

The Company has also entered into currency swaps that effectively convert fixed rate foreign currency denominated interest receipts to fixed dollar interest receipts on foreign currency denominated assets. The purpose of these hedges is to protect against adverse movements in exchange rates over the next four years.

The Company has entered into forward exchange contracts to reduce the Company's sensitivity to foreign currency exchange rate changes on its foreign currency denominated loans. The forward rate agreements allow the Company to "lock-in" functional currency equivalent cash flows associated with the foreign currency denominated loans.

During the year ended December 31, 2002 and 2001, the Company recognized no net gains or losses related to the ineffective portions of its cash flow hedging instruments. The Company recognized net losses of $1.7 million and $5.1 million during the year ended December 31, 2002 and 2001, respectively, for cash flow hedges that have been discontinued because the forecasted transaction was no longer probable of occurring.

At December 31, 2002, the Company expects to reclassify $55.2 million of net losses, after tax, on derivative instruments from cumulative other comprehensive income to earnings during the next 12 months as terminated swaps are amortized and as interest payments and receipts on derivative instruments occur.

HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS

The Company uses cross-currency swaps and forward exchange contracts to protect the value of its investment in its foreign subsidiaries. Realized and unrealized foreign currency gains and losses from these hedges are not included in the income statement, but are shown in the translation adjustments in other comprehensive income. The purpose of these hedges is to protect against adverse movements in exchange rates.

For the years ended December 31, 2002 and 2001, net losses of $3.2 million and $.6 million related to these derivatives were included in the cumulative translation adjustment.

NON-TRADING DERIVATIVES

The Company uses interest rate swaps to manage interest rate sensitivity related to loan securitizations. The Company enters into interest rate swaps with its securitization trust and essentially offsets the derivative with separate interest rate swaps with third parties.

The Company uses interest rate swaps in conjunction with its auto securitizations that are not designated hedges. These swaps have zero balance notional amounts unless the paydown of auto securitizations differs from its scheduled amortization.

These derivatives do not qualify as hedges and are recorded on the balance sheet at fair value with changes in value included in current earnings. During the year ended December 31, 2002, the Company had net losses of $1.6 million. During 2001, the Company recognized substantially no net gains or losses related to these derivatives.

--------------------------------------------------------------------------------
NOTE T                                                 SIGNIFICANT CONCENTRATION
                                                                  OF CREDIT RISK
--------------------------------------------------------------------------------

The Company is active in originating consumer loans, primarily in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. Loans are made primarily on an unsecured basis; however, certain loans require collateral in the form of cash deposits and automobiles serve as collateral for auto loans. International consumer loans are originated primarily in Canada and the United Kingdom. The geographic distribution of the Company's consumer loans was as follows:

December 31                                2002                      2001
----------------------------------------------------------------------------------
                                           Percentage                   Percentage
Geographic Region:                 Loans     of Total           Loans     of Total
----------------------------------------------------------------------------------

    South                   $ 20,394,077       34.13%     $15,404,688       34.03%
    West                      12,507,242       20.93        9,354,934       20.67
    Midwest                   11,396,942       19.08        8,855,719       19.56
    Northeast                 10,117,735       16.94        7,678,378       16.97
    International              5,330,541        8.92        3,970,244        8.77
----------------------------------------------------------------------------------
                              59,746,537      100.00%      45,263,963      100.00%
Less securitized balances    (31,892,885)                 (24,342,949)
----------------------------------------------------------------------------------
Total                       $ 27,853,652                  $20,921,014
==================================================================================

--------------------------------------------------------------------------------
NOTE U                                              DISCLOSURES ABOUT FAIR VALUE
                                                        OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The following discloses the fair value of financial instruments whether or not recognized in the balance sheets as of December 31, 2002 and 2001. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under GAAP, these disclosures exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The Company, in estimating the fair value of its financial instruments as of December 31, 2002 and 2001, used the following methods and assumptions:

FINANCIAL ASSETS

CASH AND CASH EQUIVALENTS

The carrying amounts of cash and due from banks, federal funds sold and resale agreements and interest-bearing deposits at other banks approximated fair value.

SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale was determined using current market prices. See Note C for fair values by type of security.

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

DERIVATIVES

The carrying amount of derivatives approximated fair value and was represented by the estimated unrealized gains as determined by quoted market prices. This value generally reflects the estimated amounts that the Corporation would have received to terminate the interest rate swaps, currency swaps and forward foreign currency exchange ("f/x") contracts at the respective dates, taking into account the forward yield curve on the swaps and the forward rates on the currency swaps and f/x contracts. These derivatives are included in other assets on the balance sheet.

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


                                                             2002                        2001
                                             ------------------------------------------------------------
                                                Carrying       Estimated         Carrying       Estimated
                                                  Amount      Fair Value           Amount      Fair Value
---------------------------------------------------------------------------------------------------------

FINANCIAL ASSETS
Cash and cash equivalents                    $   918,778     $   918,778      $   707,238     $   707,238
Securities available for sale                  4,423,677       4,423,677        3,115,891       3,115,891
Net loans                                     26,133,652      26,133,652       20,081,014      20,081,014
Interest receivable                              217,512         217,512          105,459         105,459
Accounts receivable from securitizations       3,096,827       3,096,827        2,452,548       2,452,548
Derivatives                                      435,383         435,383           91,474          91,474
---------------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Interest-bearing deposits                    $17,325,965     $18,260,362      $12,838,968     $13,223,954
Senior notes                                   5,565,615       5,432,411        5,335,229       5,237,220
Other borrowings                               6,365,075       6,446,669        3,995,528       4,047,865
Interest payable                                 236,081         236,081          188,160         188,160
Derivatives                                      500,471         500,471          199,976         199,976
---------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE V                                                  INTERNATIONAL ACTIVITIES
--------------------------------------------------------------------------------

The Company's international activities are primarily performed through Capital One Bank (Europe) plc, a subsidiary bank of the Bank that provides consumer lending and other financial products in Europe and Capital One Bank -- Canada Branch, a foreign branch office of the Bank that provides consumer lending products in Canada. The total assets, revenue, income before income taxes and net income of the international operations are summarized below.

                                            2002              2001             2000
-----------------------------------------------------------------------------------
DOMESTIC
Total assets                        $ 34,420,099       $25,254,438      $15,719,760
Revenue(1)                             7,604,075         5,738,433        4,430,700
Income before income taxes             1,436,706         1,064,420          906,732
Net income                               899,429           660,809          562,174

INTERNATIONAL
Total assets                           2,962,281         2,929,609        3,169,581
Revenue(1)                               581,873           475,471          287,292
Income before income taxes                14,333           (29,000)        (149,258)
Net income (loss)                            215           (18,844)         (92,540)
-----------------------------------------------------------------------------------
TOTAL COMPANY
Total assets                        $ 37,382,380       $28,184,047      $18,889,341
Revenue(1)                             8,185,948         6,213,904        4,717,992
Income before income taxes             1,451,039         1,035,420          757,474
Net income                               899,644           641,965          469,634
-----------------------------------------------------------------------------------

(1) Revenue equals net interest income plus non-interest income.

The Company maintains its books and records on a legal entity basis for the preparation of financial statements in conformity with GAAP. Because certain international operations are integrated with many of the Company's domestic operations, estimates and assumptions have been made to assign certain expense items between domestic and foreign operations.

The information presented in Note B, Segments, is prepared from the Company's internal management information system used in performance evaluation and resource allocation by management, which is maintained on a line of business level through allocations from legal entities.

--------------------------------------------------------------------------------
NOTE W                   CAPITAL ONE FINANCIAL CORPORATION (PARENT COMPANY ONLY)
                                                 CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                                                             December 31
                                                     ---------------------------
BALANCE SHEETS                                             2002             2001
--------------------------------------------------------------------------------
Assets:
Cash and cash equivalents                            $    6,385       $    9,847
Investment in subsidiaries                            5,146,632        3,327,778
Loans to subsidiaries(1)                              1,105,005          950,231
Other                                                   157,648          164,923
--------------------------------------------------------------------------------
    Total assets                                     $6,415,670       $4,452,779
================================================================================
LIABILITIES:
Senior notes                                         $1,567,415       $  549,187
Borrowings from subsidiaries                            192,878          569,476
Other                                                    32,206           10,638
--------------------------------------------------------------------------------
    Total liabilities                                 1,792,499        1,129,301
Stockholders' equity                                  4,623,171        3,323,478
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity       $6,415,670       $4,452,779
================================================================================

(1) As of December 31, 2002 and 2001, includes $293.9 million and $122.1 million, respectively, of cash invested at the Bank instead of the open market.


                                                              Year Ended December 31
                                                    -----------------------------------------
STATEMENTS OF INCOME                                     2002             2001           2000
---------------------------------------------------------------------------------------------
DOMESTIC
Interest from temporary investments                 $  44,220        $  48,595      $  41,321
Interest expense                                     (124,097)         (53,536)       (46,486)
Dividends, principally from bank subsidiaries         880,069          125,000        250,000
Non-interest income                                     1,154            4,847             61
Non-interest expense                                   (1,852)         (45,223)        (8,184)
---------------------------------------------------------------------------------------------
Income before income taxes and equity in
    undistributed earnings of subsidiaries            799,494           79,683        236,712
Income tax benefit                                     30,619           17,221          5,049
Equity in undistributed earnings of subsidiaries       69,531          545,061        227,873
---------------------------------------------------------------------------------------------
Net income                                          $ 899,644        $ 641,965      $ 469,634
=============================================================================================

                                                                               Year Ended December 31
                                                                 -----------------------------------------------
STATEMENTS OF CASH FLOWS                                                2002              2001              2000
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                       $   899,644         $ 641,965         $ 469,634
Adjustments to reconcile net income to net cash
    provided by operating activities:
        Equity in undistributed earnings of subsidiaries             (69,531)         (545,061)         (227,873)
        Decrease (increase) in other assets                           78,537           (47,701)            9,625
        (Increase) decrease in other liabilities                     (33,328)          (22,118)           19,117
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            875,322            27,085           270,503

INVESTING ACTIVITIES:
Proceeds from sales of securities available for sale                      --                --             8,455
Proceeds from maturities of securities available for sale                 --                --             6,832
Increase in investment in subsidiaries                            (1,210,000)         (653,202)         (117,123)
Increase in loans to subsidiaries                                   (559,774)         (252,257)         (199,798)
----------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                            (1,769,774)         (905,459)         (301,634)

FINANCING ACTIVITIES:
(Decrease) increase in borrowings from subsidiaries                 (376,598)          365,109           157,711
Issuance of senior notes                                             300,000                --                --
Issuance of mandatory convertible securities                         725,075                --                --
Dividends paid                                                       (23,457)          (22,310)          (20,824)
Purchases of treasury stock                                               --                --          (134,619)
Net proceeds from issuances of common stock                          232,321           473,334            21,076
Proceeds from exercise of stock options                               33,649            62,804            11,225
----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            890,990           878,937            34,569
----------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                      (3,462)              563             3,438
Cash and cash equivalents at beginning of year                         9,847             9,284             5,846
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $     6,385         $   9,847         $   9,284
================================================================================================================

This page intentionally left blank.

--------------------------------------------------------------------------------
                                                          DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

CAPITAL ONE FINANCIAL CORPORATION BOARD OF DIRECTORS

RICHARD D. FAIRBANK
Chairman and Chief Executive Officer
Capital One Financial Corporation

NIGEL W. MORRIS
President and Chief Operating Officer
Capital One Financial Corporation

W. RONALD DIETZ(1)(2)
Managing Partner
Customer Contact Solutions, LLC

JAMES A. FLICK, JR.(1)(3)
President and CEO, Winnow, Inc.

PATRICK W. GROSS(1)(3)
Chairman, Lovell Group

JAMES V. KIMSEY(2)
Founding CEO and Chairman Emeritus
America Online, Inc.

STANLEY I. WESTREICH(2)
President and Owner
Westfield Realty, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee


CAPITAL ONE FINANCIAL CORPORATION EXECUTIVE OFFICERS

RICHARD D. FAIRBANK
Chairman and Chief Executive Officer

NIGEL W. MORRIS
President and Chief Operating Officer

GREGOR BAILAR
Executive Vice President
and Chief Information Officer

MARJORIE M. CONNELLY
Executive Vice President,
Enterprise Services Group

JOHN G. FINNERAN, JR.
Executive Vice President, General Counsel and Corporate Secretary

LARRY KLANE
Executive Vice President,
Corporate Development

DAVID R. LAWSON
Senior Vice President
and Chief Financial Officer

DENNIS H. LIBERSON
Executive Vice President,
Human Resources

WILLIAM J. MCDONALD
Executive Vice President,
Brand Management

PETER A. SCHNALL
Executive Vice President,
Chief Credit Officer

CATHERINE G. WEST
Executive Vice President,
U.S. Consumer Operations